2002 Annual Report



An Insurance Company

We're

A Financial Services Company

Your

A Global Company

Company

A People Company

One company. One distinguishing strategy.
Growing and Protecting Your Wealth



Growing and Protecting Your Wealth

Who we are

Prudential Financial is one of the largest financial services companies in the United States. We offer a wide range of financial products and services, including life insurance, property and casualty insurance, mutual funds, annuities, pension and other retirement services and administration, asset management, securities brokerage, banking and trust services, real estate brokerage franchises and relocation services. We conduct our principal businesses through three divisions: the Insurance Division, Investment Division, and International Insurance and Investments Division. We collectively refer to the businesses that comprise these three divisions and our Corporate and Other operations as our Financial Services Businesses. We serve individual and institutional clients in more than 30 countries through a variety of channels, including one of the largest proprietary distribution forces in the industry. Prudential Financial has a total of $556 billion in assets under management and administration, more than $1 trillion of individual life insurance in force and one of the most recognizable brand symbols in the world. For 127 years, we have helped people grow their wealth through smart investing and protect their wealth with a name they can trust: Prudential.


Office of the Chairman

Mark Grier, Vivian Banta, Art Ryan, Rodger Lawson, John Strangfeld

Letter from the chairman

My Fellow Shareholders: I'm pleased to report that Prudential Financial concluded a successful first year as a public company.

We delivered solid financial results for our shareholders in 2002. Our Financial Services Businesses earned $1.78 billion on a before-tax adjusted operating income basis—a financial measure that we use to analyze our operating performance—a 32 percent increase over 2001, and our earnings per share of Common Stock were up 49 percent. On a generally accepted accounting principles (GAAP) basis, our Financial Services Businesses had before-tax income from continuing operations of $821 million, a 72 percent increase over the prior year, and our net income per share of Common Stock more than doubled.

We not only ended the year ahead of where we were at year-end 2001, we also met our 2002 earnings guidance, which we set at the beginning of the year.

While the Dow Jones Industrial Average fell 17 percent, the S&P 500 Index dropped 23 percent and the Nasdaq Composite declined 32 percent, the price of Prudential Financial's Common Stock significantly outperformed the market. Equally meaningful is the fact that our stock outperformed the vast majority of the insurance and financial services companies against which we are typically measured.

We proved we can compete in the public arena.

Succeeding in a difficult environment

Even more significant than the numbers themselves is the environment in which we were able to achieve them. We faced sluggish economies around the globe, a third consecutive down year for the U.S. stock market, continuing military conflict, and an onslaught of corporate accounting and other financial scandals that tested investor confidence.

Yet these challenges did not distract us. We continued to deliver on our strategy of helping clients grow and protect wealth by providing them with the advice and information they seek, and the insurance and investment products and services they want.

Effectively managing expenses and maintaining a strong capital position helped us not just weather the storm but operate successfully in a difficult environment.

Our vigilance in the area of expense management paid off. We pledged to reduce operating expenses by $250 million in 2002 and we more than delivered. In our three operating divisions, we achieved total expense savings of more than $300 million.

We are in a superior position in terms of our balance sheet and capital strength. When you combine our unused borrowing capacity with our strong current cash position, we are confident in our ability to put capital back to work in our existing businesses, while making tactical acquisitions and continuing our share repurchase program.

Buying back stock is an important part of our overall capital management strategy. We launched share repurchases in May 2002, and by the end of the year we had bought back 26 million shares of Common Stock at a total cost of $800 million.

Our superior capital strength helped us maintain our credit ratings over the course of the year. In fact, Standard & Poor's changed its outlook on Prudential Insurance from stable to positive—in the midst of a very difficult operating environment.

Streamlining our organization

During the third quarter of 2002, we streamlined our organizational structure to further improve our operating effectiveness and enhance revenue growth. We reduced our operating divisions from four to three: the Insurance Division, which consists of our Individual Life and Annuities, Group Insurance, and Property and Casualty Insurance segments; the Investment Division, which encompasses our Investment Management, Financial Advisory, Retirement and Other Asset Management segments; and the International Insurance and Investments Division.

At the same time, we established an Office of the Chairman, consisting of the heads of our business divisions: Vivian Banta of the Insurance Division, John Strangfeld of the Investment Division, Rodger Lawson of the International Insurance and Investments Division, and Mark Grier, who is in charge of our financial management operations. As part of this reorganization, each was given the title of vice chair.

Our new organization reflects our diversified sources of earnings and is now more closely aligned with our product and distribution capabilities. It enhances our ability to take advantage of ongoing growth opportunities and eliminates redundancies that we expect will result in cost savings. And it provides a clearer picture of the way we do business.

In each of our businesses, we are making the kind

of swift changes it takes to grow and become more competitive in today's business environment.

Insurance Division

Our core segment in this division—Individual Life and Annuities—reflects a unit in the midst of a turnaround.

We transformed our product portfolio. We repriced or introduced about 30 products last year to make our portfolio more competitive and better balanced between fixed and variable offerings. It's our most extensive product development effort over such a short time frame.

We improved both productivity and retention among our agents. We also stabilized our agency force after 10 years of decline.

We continued to implement substantial expense cuts. Among other benefits, this enabled us to bring more competitive product offerings to market.

We continued to grow our third-party distribution channels. In fact, we increased our third-party annuity sales nearly eight-fold.

We announced our agreement to acquire American Skandia, the largest distributor of variable annuities in the United States through independent financial planners. The deal, when closed, is expected to put us among the top 10 in terms of variable annuity assets under management and variable annuity sales.

We implemented a repricing strategy in our group insurance business. We also made significant service enhancements and have doubled the profit level in this business.

We implemented more than 80 rate increases in our property and casualty business. We also revised our underwriting guidelines to more effectively manage risk and volatility, and we shut down some distribution channels, which helped to improve our expense ratios.

Investment Division

While our investment businesses were undeniably affected by the toughest market cycle in years, the breadth and depth of our investment capabilities helped us weather the storm. And we've taken a number of steps to better position our brokerage business.

We maintained an unusually broad asset mix compared to most of our competitors. In turbulent times such as these, that is a strength. And we're a top player in several asset classes: We're No. 1 in private fixed income. We're a top-10 player in both public fixed income and real estate asset management, and we're in the top 20 in public equity.

A significant portion of our assets is in relatively stable asset classes, like fixed income and real estate. In fact, equities make up just 20 percent of our assets under management in the investment management business.

We strengthened our position as a global asset manager through the acquisition of TMW Immobilien AG in Germany, one of Europe's leading real estate investment managers.

We broadened access to our investment management products. For example, our managed account program is now being sold through ING Advisors Network, which serves more than 10,000 registered representatives.

Our investor-driven strategy in our financial advisory business has proved to be the right one. Two years ago, we launched our investor-focused business strategy—exiting the investment banking business and repositioning our research to cater to investors, not issuers. Today, while other securities firms are under intense scrutiny about the objectivity of their research, ours has been heralded as unbiased.

We've been aggressive in cutting expenses in our brokerage business. These cost-cutting efforts have enabled us to improve our operating leverage.

International Insurance and Investments Division

Our international division remains our fastest growing, and our life insurance business is at the heart of that growth. We continued to build on this division's strengths in 2002.

Our international insurance business continued its exceptional performance. Despite a very competitive environment and significant life insurance rate increases in many of the countries we operate in, over the last five years we have grown the number of policies in force at a compound annual growth rate of 22 percent, and new annualized premiums have increased 17 percent. Our life planner force has also grown 18 percent annually. This excludes Gibraltar Life operations.

We successfully integrated Gibraltar Life into our operations in Japan. The life advisor force and in-force insurance business are stabilizing, and the company is poised for growth in 2003.

We had more than $740 million of new annualized premiums in our international insurance operations last year, including Gibraltar. If this were a stand-alone company in the United States, it would rank in the top five.

Our asset management business in Japan now manages most of the assets for our two insurance businesses in that country. That makes us the No. 1 U.S.-based institutional asset manager in Japan.

In other key markets, our business in Mexico grew through the acquisition of a mutual fund company and a 50 percent stake in one of the country's most competitive private pension firms. We also entered into joint ventures with premier banking partners in Italy and Germany. These moves have strengthened our international asset management growth platform.

We restructured our private client business overseas. We consolidated our Latin American private client operations and our European institutional equity sales and trading with their counterparts in the United States. We exited the European retail securities brokerage business. We're continuing our private client businesses in markets where we believe we can grow, such as the United Kingdom, Switzerland and Asia, and we're moving out of those markets where our growth prospects are limited.

"We are committed to managing Prudential Financial as a company that delivers ongoing growth, profitability and shareholder value."



Continuing the momentum

Early in 2003, we announced that we are combining our retail securities brokerage and clearing operations with those of Wachovia Corporation, creating the third-largest brokerage firm in the country based on revenues. The new company will have the scale needed to compete in a consolidating market, offer a more robust wealth management platform to meet the investment needs of our clients through every stage of their lives and enhance the distribution capability of our product manufacturers.

This, combined with the aggressive actions we have taken to reduce our expense levels, the smart acquisitions we have made both domestically and internationally, the steps that we have undertaken to deliver higher levels of recurring revenue and our focus on effective capital redeployment are helping to ensure that we stay on track to our goal of achieving 12 percent return on equity by 2005.[1]

Raising our return on equity is, of course, also dependent on many factors beyond our control. Chief among them is performance of the financial markets. Our plans assume that market conditions will be consistent with long-term historical norms, although our goal is to build our businesses to sustain profitability even in uncertain times.

I'm proud of the performance our company delivered in 2002. We were able to build momentum in what was clearly a difficult environment. More importantly, we were able to strengthen the company's long-term prospects for growth. We're in attractive markets. We're competitive. We have scale. We have diversified earnings. We have an enviable growth story in our international business. We have a strong and increasingly global brand name. We have a strategy of growth and protection that resonates now more than ever. And we have 54,000 talented and dedicated employees focused on our success.

We are committed to continuing that momentum this year, next year and every year because we know you, our shareholders, expect nothing less. We are committed to managing Prudential Financial as a company that delivers ongoing growth, profitability and shareholder value. We are committed to taking appropriate risks, dealing decisively with poorly performing businesses and cutting costs intelligently. We are committed to doing the things that have made Prudential successful for 127 years: offering the products that best meet the needs of our clients; delivering outstanding service; providing sound, meaningful advice; and helping people around the world grow and protect their wealth. Above all, we are committed to delivering on the promises we make to our customers.

I'm excited about our prospects for 2003 and beyond.



ARTHUR F. RYAN
Chairman and Chief Executive Officer

(1) See footnote on page 16.

Financial Services Businesses

In millions, except per share amounts

For the years ended December 31,	2002	2001	2000
RESULTS BASED ON ADJUSTED OPERATING INCOME (A)			
Revenues	$ 20,436	$ 19,519	$ 17,713
Benefits and expenses	18,656	18,170	15,996
Adjusted operating income before income taxes	$ 1,780	$ 1,349	$ 1,717
GAAP RESULTS			
Revenues	$ 19,554	$ 19,343	$ 17,603
Benefits and expenses	18,733	18,865	17,073
Income from continuing operations before income taxes	$ 821	$ 478	$ 530
PER SHARE OF COMMON STOCK – diluted (B)			
Adjusted operating income	$ 2.12	$ 1.42	$ 1.92
Reconciling items:			
Realized investment losses, net of related adjustments	(1.49)	(0.23)	(0.70)
Other reconciling items	(0.17)	(1.26)	(1.33)
Tax benefit on above	0.90	0.67	0.52
Income from continuing operations	$ 1.36	$ 0.60	$ 0.41

Consolidated Information

In millions, unless otherwise noted

As of or for the years ended December 31,	2002	2001	2000
GAAP RESULTS			
Total revenues	$ 26,675	$ 27,071	$ 26,332
Income (loss) after income taxes:			
Continuing operations	$ 256	$ (107)	$ 325
Discontinued operations	$ (62)	$ (47)	$ 73
Net income (loss):			
Financial Services Businesses	$ 679	$ 302	$ 311
Closed Block Business	(485)	(456)	87
Consolidated net income (loss)	$ 194	$ (154)	$ 398
FINANCIAL POSITION			
Invested assets	$ 183,094	$ 165,834	$ 148,515
Total assets	$ 292,746	$ 293,030	$ 272,753
Attributed equity (C):			
Financial Services Businesses	$ 20,562	$ 19,646	
Closed Block Business	768	807	
Total equity	$ 21,330	$ 20,453	
Assets under management (in billions)	$ 373	$ 388	$ 371
Assets under management & administration (in billions)	$ 556	$ 590	$ 593

Financial Services Businesses Adjusted Operating Income[A] and Income from Continuing Operations (pre-tax, in millions)


$2,000
$1,500
$1,000
$500
'00
'01
'02
Adjusted operating income
Income from continuing operations (GAAP)

Financial Services Businesses Adjusted Operating Revenues[A] and GAAP Revenues (in billions)


$20
$15
$10
$5
'00
'01
'02
Adjusted operating revenues
Revenues (GAAP)

Assets Under Management (in billions)


$400
$300
$200
$100
'00
'01
'02

Assets Under Management (as of December 31, 2002)


33% General Account assets managed by Investment Management segment
23% Institutional customer assets managed by Investment Management segment
21% Retail customer assets managed by Investment Management segment
12% Assets managed by International Insurance and Investments Division
9% Non-proprietary wrap-fee and other assets managed by Investment Division
2% Assets managed by Insurance Division

(A) Adjusted operating income is a non-GAAP measure, which excludes realized investment gains, net of losses and related adjustments; sales practices remedies and costs; demutualization costs and expenses; and results of divested businesses and discontinued operations. Revenues and benefits and expenses presented as components of adjusted operating income exclude these items as well. See Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of adjusted operating results and the Consolidated Financial Statements for a reconciliation of results based on adjusted operating income to GAAP results.

(B) Per share of Common Stock information reflects results attributable to the Financial Services Businesses. For the 2001 and 2000 periods, earnings per share are presented on an equivalent share basis whereby shares of Common Stock issued in the demutualization were assumed to be outstanding for the entire period, and earnings were not adjusted for demutualization or related transactions, including establishment of the Financial Services Businesses and Closed Block Business.

(C) The Financial Services Businesses and Closed Block Business were established in connection with demutualization. As a result, attributed equity for periods prior to demutualization is not presented.

We're reaching into the community

At Prudential Financial, we believe the business of the community is also our business. We dedicate considerable resources—not just money, but our minds and muscle—to make the hundreds of communities around the world where we live and work stronger, more vibrant and more prosperous for our neighbors, our employees and their families.

At the root of this commitment is our firm belief that creating a better future for our communities is the right thing to do; and where we give back, we get business benefits in return. Companies that take corporate citizenship seriously earn customers' respect and trust, are viewed as employers of choice and strengthen their brand reputation.

Giving our employees ways to give back

Our employees have a passion for giving back to their communities, and for the past eight years we have been giving them a way to take a hands-on approach to fulfilling that goal. Through Prudential Global Volunteer Day, our employees get involved in tangible, practical ways that provide an immediate benefit to neighborhoods around the world.

We are also helping our employees reach into the community year-round. Our Personal Volunteer Day program offers employees the opportunity to take one paid day each year to volunteer at the charitable organization of their choice. The Prudential CARES Disaster Relief Fund provides an avenue for employees to give money directly where it is needed most.

In all, our employees contributed more than 250,000 volunteer hours and close to $11 million, including matching gifts from The Prudential Foundation, to strengthen our communities around the globe.

Championing community growth projects

We are seeding nonprofit groups dedicated to improving the quality of life in our communities, especially for our children. Last year, The Prudential Foundation awarded more than $28 million in grants to innovative direct-service programs that address the needs of our communities. The Foundation concentrates its resources in three crucial areas: strengthening public education, increasing employment opportunities and promoting community well-being.



"Our employees get involved in tangible, practical ways that provide an immediate benefit to neighborhoods around the world."



In its first year, Global Volunteer Day mobilized 5,000 participants. Eight years later, on Oct. 5, 2002, close to 37,000 employees and their family members donated 210,000 hours to 750 projects in 600 cities around the world. Today, our Global Volunteer Day event is one of the largest corporate-sponsored volunteer programs in the world.

Through our Social Investment Program, we provide much-needed financing to projects and organizations that improve our communities —financing that would not be available without our support. The program targets investments that provide the greatest social impact in the areas of affordable housing, economic development, minority entrepreneurship, community services and education. With more than $350 million in currently outstanding investments, our Social Investment Program is one of the largest of its type in the country.

Encouraging volunteer spirit in youth

We know it is important to encourage the spirit of giving at a young age, because people who are active in their communities in their youth are likely to be volunteers for life. So Prudential Financial, in partnership with the National Association of Secondary School Principals, created the Prudential Spirit of Community Awards program eight years ago to recognize young people in grades 5 through 12 who exemplify community spirit and to encourage more youngsters to get involved. It has since become the country's largest youth recognition program focused solely on volunteerism.

The Prudential Spirit of Community Awards program has honored nearly 50,000 young volunteers at the local, state and national levels in the United States, and has expanded in recent years to Japan, Korea and Taiwan.

We are committed to making our neighborhoods, our communities, our countries and the world a better place, not just because it's our moral imperative, but also our business imperative to do so.




WORKING MOTHER
100 BEST
FORTUNE
Gates@work

Diversity is our strength

Putting the power of our people to work is a critical component of our success, not only in our communities but also in our workplace and the marketplace. Our ability to value and leverage diversity is at the heart of that effort.

We know that the strength of our people lies in their differences.

We know that fostering an environment where all people feel valued and encouraged motivates employees, promotes innovation, increases productivity and will help us achieve our business goals.

With employees throughout the United States and nearly 30 countries around the world, we know that our work force must be as diverse as the products we sell and the markets in which we sell them. That's why diversity is built into our business and human resources strategies and why we *insist on leadership accountability for results*.

By making diversity an everyday part of doing business at Prudential Financial, we've created an environment where every employee has the opportunity to succeed. As members of a public company, they have even more incentive to do so. With most of our employees either owning Prudential Financial stock or having stock options, they have a financial stake in the company's success.

In 2002, we received important recognition for creating a rich and rewarding work environment *for all employees*.

***Fortune* "Top 50 Companies for Minorities"**

***Working Mother* magazine's "100 Best Companies for Working Mothers"**

AARP's "Exemplary Company for Workers Over 50"

DiversityInc.com's "Top 10 Companies for Diversity"

Growing our business

We believe that strategic acquisitions will play an important role in Prudential Financial's near-term growth. In 2002, with global markets in relative decline, we capitalized on the opportunity to strengthen our foothold in key markets around the world with a number of compelling acquisitions and joint ventures.

Our acquisition strategy is disciplined. We're not looking to diversify, and we don't make long bets. Rather, we look for attractively priced companies that meet two key criteria: They must enhance our ability to grow and protect our clients' wealth, and they must be positioned to help us improve our return on equity. We call these companies "bolt-on" companies, because they fit comfortably into our existing business structure and add to our financial strength.



Acquisitions add strength to strength

One of our biggest headlines in 2002 was the December announcement of our intent to acquire American Skandia, the largest distributor of variable annuities in the United States through independent financial planners. When completed, we expect the acquisition to propel us from 14th to fourth in the annuities marketplace based on assets under management, and from 22nd to sixth in variable annuity sales.

It will add significant distribution capability, with 52 external wholesalers and more than 1,350 distribution arrangements with brokerages and other financial institutions. That's a valuable channel through which to distribute our own annuity, mutual fund and life insurance products.

International markets continue to present growth potential for us. We increased our presence in Europe, Asia and Latin America through several acquisitions and joint ventures. These moves enhanced our ability to grow and protect wealth for both retail and institutional clients. They spanned a wide range of disciplines, including real estate investment and advisory services, mutual funds, relocation services, private banking, private pension management and asset management.

Adding valuable new distribution capabilities

Acquisitions are an excellent way for us to grow our businesses when the opportunity is there, but they constitute just one avenue for growth. Expanding our distribution capabilities is another. We have placed important focus on growing our third-party distribution channels to allow U.S. retail customers to access us through the distribution methods of their choice, including independent financial advisors and the Internet.

Third-party distribution has become an integral part of our overall product and market strategies. As part of those strategies, we set out to unbundle manufacturing, asset management and distribution of our products so that we'd no longer be an organization that relied solely on proprietary resources. By entering into agreements with third parties in each of these categories, we can meet customers' needs in virtually any situation.

In life insurance, for example, we have broadened the focus of Prudential Select, our third-party distribution channel. Historically this channel has served the insurance needs of an affluent clientele. Today, Prudential Select is expanding its reach to meet the needs of the mass affluent market—households with income or investable assets between $100,000 and $250,000—as well.

As a result of our strategy, third-party sales have become the fastest growing of all of our distribution channels. In 2002, third-party sales of individual life insurance products grew 29 percent, and annuity sales through this channel increased nearly eight-fold. We also ended the year with more than 1,000 third-party selling agreements and with access to nearly 60,000 third-party representatives.

Our distribution expansion has encompassed

We entered into a number of acquisitions and joint ventures last year that strengthened our position in key markets around the world.

Finalized an agreement with Banca Popolare di Bergamo-Credito Varesino to create an asset management joint venture in Italy. The joint venture **marks our entry into the Italian investment business** and expands our distribution capabilities.

Completed closing process to purchase IXE Banco, S.A. Institucion de Banca Multiple, Ixe Grupo Financiero's stake in Afore XXI, currently the seventh-largest private pension manager in Mexico based on assets under management. The deal results in a partnership with the Mexican Social Security Institute **to manage and provide private pension funds for more than 1.9 million participants throughout Mexico.**

Acquired Standard Chartered Grindlays Bank Geneva. It's a key development in **enhancing our international private banking capabilities.**

Agreed to acquire pma Finanz-und Versicherungsmakler AG, one of the largest independent financial advisory firms in Germany. **Expands our reach in continental Europe** and gives us broad access to the German market through pma's network of nearly 200 independent financial advisors.

Prudential Apolo entered into an agreement to purchase Operadora Finamex, a mutual fund management company in Mexico. Allows us to **build up our investment management presence in Mexico.**

Reached an agreement **to acquire Bradesco Seguros' shares in the Prudential-Bradesco Seguros life insurance joint venture in Brazil,** giving Prudential control of the business.

Acquired Hong Kong Homefront Ltd., a Hong Kong-based relocation firm. **Increases our existing presence in the Hong Kong relocation market.**

Launched a new mutual fund joint venture with German private bank Sal. Oppenheim jr. & Cie KGaA. Enables us to make **a large-scale entry into the German mutual fund market.**

Prudential Real Estate Investors announced an agreement to acquire TMW Immobilien AG in Munich, Germany and TMW Real Estate Group in Atlanta, Georgia. The addition of TMW, **one of Europe's leading real estate investment managers,** supplements PREI's long-standing activities in the region.

Signed a definitive purchase agreement to acquire American Skandia, the largest distributor of variable annuities through independent financial planners in the United States. When completed, it **will boost our position in variable annuity sales.**



Chairman and CEO Art Ryan and Jim Spackman, head of our International Insurance operations, opened the new 38-story Prudential Financial Tower in downtown Tokyo in December 2002. The tower is the company's first consolidated headquarters in Japan.



more than life insurance. We believe platforms—such as 401(k) and 403(b) plans and wrap programs—are increasingly becoming the preferred means by which customers access investment management products. As a result, we extended the reach of our managed account platform late in 2002 through an agreement with ING Advisors Network. Under the agreement, our managed account platform—which provides access to our more than 60 professional money managers, plus research-screened individually managed accounts and mutual funds—may be sold by ING's more than 10,000 registered representatives.

In all, more than 30 percent of our investment business is now derived through third parties. In an industry where distribution is quickly overtaking manufacturing as the key driver of business, we believe our competitive products and strong brand put us in a uniquely favorable position to sell our products and services to more customers in more ways.

"Third-party sales have become the fastest growing of all of our distribution channels."



Introducing a more competitive product lineup

Product leadership is hard to achieve—and equally hard to hold on to—in an industry where great ideas can be copied freely and quickly. Yet product leadership is another vital driver of growth.

In 2002, we worked hard to make our product lineup a point of distinction for our clients and distributors. We launched compelling new products and revamped existing ones to offer customers more of what the market demands: value, flexibility, choice and objectivity.

We introduced or repriced about 30 insurance and annuity products—the most extensive product development we've ever done in such a short period of time. This will translate into improved margins and has already improved our market share in many product categories. We jumped from 34th to 15th in universal life sales and we moved from 11th to ninth in term life.

Our gains in term life were driven partly by premium reductions in our Term Essential® and Term Elite℠ products, both of which have been top sellers for us since we introduced them in 2000. In a market that has shown a healthy appetite for term life insurance protection, we've made our coverage more economical than ever.

On the permanent life side, we made a number of important changes. We enhanced our flagship variable universal life product, PruLife Custom Premier,℠ with a more affordable death benefit guarantee. We added 20 new funds to our Variable Universal Life and Survivorship Preferred products. We enhanced our Universal Life product offerings to respond to consumer desires for greater premium flexibility, cost efficiency and death benefit guarantees inside a permanent life contract. In addition, we liberalized our underwriting guidelines for individuals with certain diseases. Add it all up, and we're stronger now in permanent life insurance than we have been in recent years.

In 2002, our annuity lineup also got a makeover. We improved the balance between fixed and variable annuities, introduced the flexible Strategic Partners FlexElite Annuity, and added new funds and features to our Strategic Partners Annuity One product.

We also made changes to our mutual fund families in order to bring investors and financial professionals the broadest range of options and the highest quality of asset management. We will offer two fund families: Jennison/Dryden and Strategic Partners.

Jennison/Dryden funds are the "in-house" funds—those that are sub-advised by our own investment teams, including Jennison, our highly regarded investment subsidiary. These funds build on our strengths in fundamental equity analysis, credit quality research and quantitative analysis.

Strategic Partners, first introduced in 2000, is a family of research-driven, sub-advised mutual funds. They're designed to offer leading names in asset management, not just from one company, but from the entire investment industry. The funds employ a rigorous investment management research process to select and monitor investment managers as sub-advisors. In 2002, we added to the lineup with the Strategic Partners Mid-Cap Value Fund, which combines the skills of two premier value managers, Harris Associates and Mercury Advisors.

Extending the benefits of discretionary portfolio management

Three years of declining stock prices have made it harder than ever for investors to make the right financial decisions. In an environment where more and more people are looking to delegate the daily management of their investments to professionals with in-depth knowledge of the financial markets, discretionary portfolio management is an increasingly popular service.

At Prudential Financial, we offer a range of such services for individuals who prefer to have a professional manage a portfolio on their behalf. Traditionally, products like these were reserved for very high-net-worth investors. In 2002, we created new products that opened the door to many more clients.

We introduced Fundamental Choice, an investment program that offers full-time portfolio management for accounts as little as $25,000. Combining extensive risk profiling, fundamental equity research and quantitative analysis, the program helps clients take a disciplined, risk-managed approach to creating a customized equity portfolio.

We launched Jennison Multi-Strategy Portfolios. These individually managed accounts enable investors to diversify in more than one asset class or investment style for an unusually low minimum investment of $100,000.

These new products reinforce our commitment to help clients grow and protect their wealth through objective advice and disciplined planning. Their appeal to both moderate-net-worth and high-net-worth investors also means they have the potential to be valuable asset-gathering tools for the company.


SOLD
Prudential
Real Estate

Riding the real estate wave

Real estate was one of the very few bright spots in 2002's struggling economy. National sales volume was up 3.2 percent for the year, and home prices reached record highs—the average home price was up 7.9 percent year-over-year.

Prudential Real Estate turned in record numbers of its own that far surpassed the national averages. The group, which now numbers over 1,600 independently owned and operated offices and approximately 44,000 sales professionals, ended 2002 with 13 percent year-over-year sales volume growth. And its average home sale price of nearly $237,000 was more than $34,000 higher than the national average.

Selling larger life insurance policies

Percent of our U.S. life insurance portfolio by face amount


1997
2002
26%
9%
28%
7%
35%
48%
35%
11%
Less than $50,000
$50,000 to $100,000
$100,000 to $250,000
More than $250,000

Enhancing the customer experience

In 2002, we continued to use technology to drive service improvements in access, responsiveness and convenience. We made our online sites more interactive and content-rich.

We gave our group universal life and group variable universal life participants secure access to account information and the ability to designate beneficiaries, change coverage and contribution amounts, and request withdrawals and loans online. We also created more flexibility for participants in our group variable universal life product by enabling them to transfer assets among any plan investment options.

We broke new ground for third-party distributors with the XpressLife Program. Our Web-based Prudential Xpress business-to-business platform already gave third-party distributors sophisticated tools to market certain Prudential products and to perform such tasks as initiating business, managing cases online and obtaining marketing materials. With the addition of XpressLife, they can now start the underwriting process for our individual life products faster by submitting a simple, one-page form via mail, fax or the website.

Our online efforts extended to Canada, where our relocation business launched Relocation Centre Canada, a centralized, password-protected website for Canadian corporate clients and government agencies and their transferring employees. The site links all parties associated with a relocation transaction and provides real-time information on an employee's move, including relocation policy updates, destination information and peer discussion forums.

We continued our focus on delivering best-in-class service offline, as well. For the third time in four years, Prudential received the prestigious Annuity Service Award from DALBAR, a financial services research and rating company. We earned the award for providing our retail annuity clients with a level of superior service exceeding that of our peers. Our customer service representatives scored above DALBAR's industry benchmarks in all four categories tested: exceeding expectations, attitude, accommodation and knowledge. Our mutual fund area was also lauded by DALBAR, receiving a 2002 Key Honors designation for high quality in customer service to retail mutual fund investors.

We will continue to leverage technology to deliver the right level of service and convenience to the right clients in the right way.

Top-rated products

Prudential Financial has a long history of product innovation. In 2002, two of our products in particular were recognized as "stand-outs" in terms of responding to client needs in the marketplace.

Our individual long term care insurance product, LTC By Design, received the highest rating for product strength ever awarded by LTCPolicyComparisons.com, an industry website for insurance producers. LTCPolicyComparisons.com evaluated the most current information about existing long term care insurance policies from 39 companies using actual contract language. Not only was our product praised for being cutting-edge, it was also highlighted for having some of the strongest and clearest contract definitions in the industry. LTC By Design meets every criteria specified by the National Association of Insurance Commissioners to qualify as a quality long term care plan, but it goes well beyond that. It offers added features, such as enabling covered services to grow as new trends and technologies emerge, that anticipate our clients' future needs.

Our new section 529 college savings product, the Arrive Education Savings Plan, earned similar accolades last year. Savingforcollege.com, a consulting company that specializes in evaluating the overall usefulness of 529 plans, gave Arrive its top rating, based on the plan's flexibility, availability, investment approach and program resources.

Most 529 plans offer one money manager, which limits investment choice. We collaborated with Evergreen Investment Services Inc., SunAmerica Capital Services and Schoolhouse Capital LLC to create a plan that brings together four leading money managers. It's a reflection of our Advised Choice strategy—giving our clients access to a wide range of money management styles and investment options.

Strengthening our bottom line

Today's U.S. financial services consumer is more sophisticated and demanding than ever. They expect broad product choices. They are more aware of the importance of long-term financial planning and the need for experienced financial advice. As a result, they look for a different kind of relationship with their financial professional—one that reflects a deeper understanding of their whole financial picture and what it will take to help them reach their financial goals.

Meeting those needs requires a field force that is better educated, highly trained and extremely focused on providing the best possible products, services and advice to help their clients secure their financial futures. We have responded by overhauling the way we hire and train our sales professionals in order to develop a force of entrepreneurs who have all of the tools they need to build and maintain a quality book of business for the long term.

"We have responded by overhauling the way we hire and train our sales professionals in order to develop a force of entrepreneurs who have all of the tools they need to build and maintain a quality book of business for the long term."



Building a more sophisticated agency distribution system

The insurance industry has long been characterized by high turnover among its financial professionals. We've set out to change that. We have implemented a highly targeted hiring and training program that starts with a stringent nine-step selection process. One result is that in 2002, more than 80 percent of our new hires had college degrees—a significantly higher percentage than in the recent past.

New agents receive structured training on a variety of subjects, including an array of financial products, conducting comprehensive needs analyses, strengthening sales skills and managing their business. In addition, at the end of their first year, the agents undergo Series 7 and Series 66 training and tests. We track the effectiveness of these training programs through continuous feedback and analysis of performance data.

We're paying our new agents salaries and bonuses during their first 24 months so they can establish a strong foothold early in the business. That enables them to focus on building deeper relationships with clients and generating sustainable momentum for their career.

The program is paying off in better retention and higher productivity. Since the end of 2000, annual productivity among first-year agents has improved 70 percent, and first-year retention rates have grown by 26 percent. We have built a much more sophisticated and productive agency distribution system.

Benefiting from a proven model abroad

Our international insurance organization continued its successful performance in 2002. At the heart of that success is a simple, yet highly disciplined and focused strategy: college-educated, highly trained professionals selling protection life insurance products via a needs-based approach.

The historically high rates of retention, productivity and policy persistency in our international insurance operations is further validation that the model is not just working, it's thriving. Leading the way on these important measures was our operation in Korea, which continued to achieve double-digit growth in the number of agents, or life planners.

Our life insurance business in Korea delivered extraordinary results. It recorded a 91 percent 12-month life planner retention rate and 9.2 policies per life planner, per month—far above the Korean life insurance industry.

Prudential of Japan, which boasts our largest life



An industry leader in Korea

For five consecutive years, our international life insurance operation in Korea has been rated the best company in the industry at meeting customers' needs. According to the National Customer Satisfaction Index—co-sponsored by the Korea Productivity Center, the *Chosun Ilbo* daily newspaper and the University of Michigan—Prudential of Korea topped all other insurers in the country in each of the survey's six categories, which range from strongest customer loyalty to fewest customer complaints.

For the fiscal year ending March 31, 2002, Prudential of Korea was also recognized as a leader in the industry in other notable areas:

No. 1 in policy persistency

No. 1 in agent retention

No. 1 in agent productivity



planner force, also had a strong year. It ended the year with a 12-month life planner retention rate of nearly 90 percent and averaged 6.2 life insurance policies in place per month, per life planner in 2002.

While many of our competitors have tried to emulate our unique life planner business model, none have been able to match our productivity levels. Our international life insurance operations around the world remain well-positioned for continued future growth.

A disciplined approach to expense management

We have set aggressive targets in the areas of growth, profitability and return on equity. Critical to achieving those goals is a sound and disciplined approach to cutting costs and managing our capital.

At the start of 2002, we pledged to lower our expense levels companywide by $250 million over the course of the year. We exceeded that goal with a total of more than $300 million in cost reductions in our three operating divisions by year's end. We will continue to focus on smart expense management to strengthen our businesses and move closer to our financial targets.

Our diligent expense management had positive impacts in several business areas, but nowhere were the effects more profound than in our individual life insurance business. Much of the performance improvement in this business is attributable to significant expense reductions in our agency distribution channel. In addition to the short-term bottom-line effects, the expense reductions have enabled us to deliver more competitive product offerings.

Redeploying capital to boost shareholder value

Prudential Financial and its subsidiaries are highly capitalized. We ended 2002 with unused corporate debt capacity of approximately $3 billion and excess equity in our insurance subsidiaries. We are now focused on redeploying that capital prudently to take full advantage of growth opportunities and boost shareholder value, while maintaining or enhancing our financial strength and credit ratings.

Our pending acquisition of American Skandia is an excellent example of this redeployment. The transaction improves our earnings per share and our return on equity. Equally important, it supports our strategy of growing and protecting clients' wealth. Our capital position provides us the flexibility to explore additional acquisitions. We will look closely at opportunities—both domestic and international—that complement our business model and improve our return on equity.

We will also put capital to work in our existing businesses, particularly those with solid prospects for growth. We plan to redeploy capital in order to grow our winners and reduce our capital commitment to underperforming units. To the extent that their growth meets our return on equity hurdle rates, we will also devote additional capital to our fundamentally sound businesses.

Finally, we do not believe in holding more capital than needed to fund growth or meet ratings requirements, so buying back stock





> "We are now focused on redeploying capital prudently to take full advantage of growth opportunities and boost shareholder value, while maintaining or enhancing our financial strength and credit ratings."

is part of our capital management strategy. In 2002, we bought back 26 million shares at a total cost of $800 million. In 2003, the Board of Directors approved a new program under which we are authorized to repurchase up to $1 billion in Common Stock.

Driving toward our return on equity target

We classify our business groups into three categories based on their return on equity contributions. The first consists of businesses performing at or above their return on equity hurdles. These businesses include our international operations and our investment management and other asset management businesses. We plan to invest in and further grow these businesses going forward.

Those businesses we consider to be fundamentally sound, including individual life and annuities, retirement services and group insurance, form the second group. Their performance is in line with our expectations, but they need some fine-tuning in order to achieve their longer-term return objectives and make the right contribution to our return on equity goal.

The third group encompasses businesses that are underperforming. Our property and casualty insurance business and our financial advisory business fall into this category. We are working to resolve the challenges we are facing in these two areas.

While we evaluate our options—including the possibility of a sale—with respect to our property and casualty insurance area, our priority is on reducing the risks and volatility associated with this business and improving profitability. We have taken a number of steps to address both issues. We revised our underwriting guidelines and placed a moratorium on writing new business in areas that are more prone to catastrophes. We implemented more than 80 rate increases during the year. We cut expenses, which resulted in improvements in our expense ratio.

With our financial advisory business, the story is different. In fact, in the first quarter of 2003 we announced that we are combining our retail securities brokerage and clearing operations with Wachovia Corporation's securities and clearing operations to form a new company that will be the third-largest brokerage firm in the country based on revenue. We believe the combined resources and expertise of the new firm will give it the scale needed to better compete in a consolidating market.

Officers and directors

Arthur F. Ryan
Chairman, Chief Executive Officer and President

Vivian L. Banta
Vice Chairman, Insurance Division

Mark B. Grier
Vice Chairman, *Financial Management*

Rodger A. Lawson
Vice Chairman, International Insurance and Investments Division

John R. Strangfeld Jr.
Vice Chairman, Investment Division

Robert C. Golden
Executive Vice President, Operations and Systems

Richard J. Carbone
Senior Vice President and Chief Financial Officer

John M. Liftin
Senior Vice President and General Counsel

Sharon C. Taylor
Senior Vice President, Human Resources

Franklin E. Agnew
Business Consultant

Frederic K. Becker
President
Wilentz, Goldman & Spitzer, P.A.

Gilbert F. Casellas
President
Casellas & Associates, LLC

James G. Cullen
Retired President and Chief Operating Officer
Bell Atlantic Corporation

Allan D. Gilmour
Vice Chairman and Chief Financial Officer
Ford Motor Company

William H. Gray III
President and Chief Executive Officer
The College Fund/UNCF

Jon F. Hanson
Chairman
The Hampshire Companies

Glen H. Hiner
Retired Chairman and Chief Executive Officer
Owens Corning

Constance J. Horner
Guest Scholar
The Brookings Institution

Burton G. Malkiel
Professor of Economics
Princeton University

Arthur F. Ryan
Chairman of the Board, CEO and President
Prudential Financial, Inc.

Ida F.S. Schmertz
Founder and Chair
Microleasing LLC

Richard M. Thomson
Retired Chairman and Chief Executive Officer
The Toronto-Dominion Bank

James A. Unruh
Founding Principal
Alerion Capital Group, L.L.C.

Stanley C. Van Ness
Partner
Herbert, Van Ness, Cayci & Goodell

Prudential Financial, Inc. 2002 Annual Report

(1) We measure this goal based on after-tax adjusted operating income and attributed equity of our Financial Services Businesses. Adjusted operating income, which is not measured in accordance with generally accepted accounting principles (GAAP), excludes net realized investment gains (losses). A significant element of realized losses is impairments and losses from sales of credit-impaired securities, the timing of which depends largely on market credit cycles and can vary considerably across periods. The timing of other sales that would result in gains or losses is largely subject to our discretion and influenced by market opportunities. The fluctuating effects of these transactions could distort trends in the underlying profitability of our businesses. Adjusted operating income also excludes the results of divested businesses, which are not relevant to our ongoing operations, and certain other items, described elsewhere herein. Because we do not predict future realized investment gains (losses), we cannot provide a measure of our goal based on income from continuing operations of the Financial Services Businesses, which is the GAAP measure most comparable to adjusted operating income.

All facts and figures as of December 31, 2002, unless otherwise noted.

"Prudential Financial," "The Rock" and **Prudential Financial** are registered service marks of The Prudential Insurance Company of America.

Term Essential®, Term Elite℠, PruLife Universal Plus℠, PruLife Custom Premier℠ and Survivorship Preferred are issued by Pruco Life Insurance Company in all states except New Jersey and New York, where they are issued by Pruco Life Insurance Company of New Jersey. PruLife Universal ProTector is issued by Pruco Life Insurance Company. Both Pruco Life companies are located at 213 Washington Street, Newark, NJ 07102.

Strategic Partners variable annuities are issued by Pruco Life Insurance Company (in New York, issued by Pruco Life Insurance Company of New Jersey).

LTC By Design is underwritten by The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102, under policy number GRP112202. Policies contain exclusions, limitations, eligibility requirements and specific terms and provisions under which the insurance coverage may be continued in force or discontinued. Coverage may not be available in all states.

Schoolhouse Capital LLC, a wholly owned subsidiary of State Street Corporation, is the program manager for the Arrive 529 Plan.

Prudential Real Estate brokerage services are offered by the franchisees of The Prudential Real Estate Affiliates, Inc. Most franchisees are independently owned and operated. Equal Housing Opportunity.

Securities products and services are distributed by Prudential Investment Management Services LLC, Three Gateway Center, Newark, NJ 07102, Prudential Securities, 199 Water Street, New York, NY 10292, and Pruco Securities Corporation, 751 Broad Street, Newark, NJ 07102.

The DALBAR Annuity Service Award is a mark of excellence and *is only awarded to annuities providers that excel in customer service.* Prudential was given the DALBAR Annuity Service award in 2002.

All are Prudential Financial companies, and each is responsible for its own financial condition and contractual obligations.

Financial Section

TABLE OF CONTENTS

"Prudential Financial" refers to Prudential Financial, Inc., the ultimate holding company for all of our companies. "Prudential Insurance" refers to The Prudential Insurance Company of America, before and after its demutualization on December 18, 2001 (the "date of demutualization"). "Prudential," the "Company," "we" and "our" refer to our consolidated operations before and after demutualization. The "Plan of Reorganization" refers to Prudential Insurance's Plan of Reorganization, dated as of December 15, 2000 and as amended from time to time thereafter, relating to Prudential Insurance's demutualization. The consolidated financial statements of Prudential Insurance for financial statement periods prior to the demutualization in December 2001 became the historical Consolidated Financial Statements of Prudential Financial.

Financial Services Businesses and Closed Block Business

Effective with the date of demutualization, we established the Financial Services Businesses and the Closed Block Business. The Financial Services Businesses refer to the businesses in our three operating divisions and our Corporate and Other operations. The Insurance division consists of our Individual Life and Annuities, Group Insurance and Property and Casualty Insurance segments. The Investment division consists of our Investment Management, Financial Advisory, Retirement and Other Asset Management segments. The International Insurance and Investments division consists of our International Insurance and International Investments segments. The Common Stock reflects the performance of the Financial Services Businesses, but there can be no assurance that the market value of the Common Stock will reflect solely the financial performance of these businesses. The Class B Stock, which was issued in a private placement on the date of the demutualization, reflects the financial performance of the Closed Block Business, as defined in Note 21 to the Consolidated Financial Statements.

We allocate all of our assets, liabilities and earnings between the Financial Services Businesses and Closed Block Business as if they were separate legal entities, but there is no legal separation between these two businesses. Holders of both the Common Stock and the Class B Stock are common stockholders of Prudential Financial and, as such, are subject to all the risks associated with an investment in Prudential Financial and all of its businesses. The Common Stock and the Class B Stock will be entitled to dividends, if and when declared by Prudential Financial's Board of Directors from funds legally available to pay them, as if the businesses were separate legal entities. See Note 14 to the Consolidated Financial Statements for a discussion of liquidation rights of the Common Stock and the Class B Stock, dividend restrictions on the Common Stock if we do not pay dividends on the Class B Stock when there are funds legally available to pay them and conversion rights of the Class B Stock.

SELECTED FINANCIAL DATA

We derived the selected consolidated income statement data and division and segment operating results for the years ended December 31, 2002, 2001 and 2000 and the selected consolidated balance sheet data as of December 31, 2002 and 2001 from our Consolidated Financial Statements included elsewhere herein. We derived the selected consolidated income statement data for the years ended December 31, 1999 and 1998 and the selected consolidated balance sheet data as of December 31, 2000, 1999 and 1998 from consolidated financial statements not included herein.

In April 2001, we completed the acquisition of Gibraltar Life, which has adopted a November 30 fiscal year end. Consolidated balance sheet data as of December 31, 2002 and 2001 includes Gibraltar Life assets and liabilities as of November 30 and consolidated income statement data includes Gibraltar Life results from April 2, 2001, the date of its reorganization, through November 30, 2001 and December 1, 2001 though November 30, 2002.

We have made several dispositions that materially affect the comparability of the data presented below. In the fourth quarter of 2000, we restructured the capital markets activities of Prudential Securities, exiting its lead-managed equity underwriting for corporate issuers and institutional fixed income businesses. These businesses incurred a pre-tax loss of $36 million in 2002, a pre-tax loss of $159 million in 2001, a pre-tax loss of $620 million in 2000, pre-tax income of $23 million in 1999, and a pre-tax loss of $73 million in 1998. The loss from these operations in 2000 included charges of $476 million associated with our termination and wind-down of these businesses. In 2000, we sold Gibraltar Casualty Company, a commercial property and casualty insurer that we placed in wind-down status in 1985. In the fourth quarter of 2002, we incurred $79 million in charges under a stop-loss reinsurance agreement that we entered into at the time of sale. Gibraltar Casualty had no impact on results in 2001 and incurred pre-tax losses of $6 million in 2000, $72 million in 1999, and $76 million in 1998. Residual activity from the residential first mortgage banking business that we sold in a prior period resulted in a pre-tax loss of $41 million in 1998 primarily related to our remaining obligations with respect to this business, and pre-tax income of $35 million in 2002.

On December 18, 2001, Prudential Insurance converted from a mutual life insurance company owned by its policyholders to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial. "Demutualization costs and expenses" amounted to $588 million in 2001, $143 million in 2000, $75 million in 1999 and $24 million in 1998. "Demutualization costs and expenses" in 2001 include $340 million of demutualization consideration paid to former Canadian branch policyholders.

You should read this selected consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements included elsewhere herein.

	As of or for the Year Ended December 31,				
	2002	2001	2000	1999	1998
	(in millions, except per share and ratio information)				
Income Statement Data:					
Revenues:					
Premiums	$ 13,531	$12,477	$10,181	$ 9,528	$ 9,048
Policy charges and fee income	1,653	1,803	1,639	1,516	1,465
Net investment income	8,832	9,138	9,479	9,348	9,436
Realized investment gains (losses), net	(1,358)	(671)	(266)	924	2,641
Commissions and other income	4,017	4,324	5,299	5,095	4,299
Total revenues	26,675	27,071	26,332	26,411	26,889
Benefits and expenses:					
Policyholders' benefits	13,658	12,752	10,640	10,226	9,786
Interest credited to policyholders' account balances	1,846	1,804	1,751	1,811	1,953
Dividends to policyholders	2,644	2,722	2,724	2,571	2,477
General and administrative expenses	8,443	9,346	9,875	9,396	8,916
Capital markets restructuring	—	—	476	—	—
Sales practices remedies and costs	20	—	—	100	1,150
Demutualization costs and expenses	—	588	143	75	24
Total benefits and expenses	26,611	27,212	25,609	24,179	24,306
Income (loss) from continuing operations before income taxes	64	(141)	723	2,232	2,583
Income tax expense (benefit)	(192)	(34)	398	1,033	964
Income (loss) from continuing operations	256	(107)	325	1,199	1,619
Income (loss) from discontinued operations, net of taxes	(62)	(47)	73	(386)	(513)
Net income (loss)	$ 194	$ (154)	$ 398	$ 813	$ 1,106
Basic and diluted income from continuing operations per share—Common Stock(1)	$ 1.36	$ 0.07			
Basic and diluted net income per share—Common Stock(1)	$ 1.25	$ 0.07			
Basic and diluted net income (loss) per share—Class B Stock(1)	$(264.00)	$ 1.50			
Dividends declared per share—Common Stock	$ 0.40				
Dividends declared per share—Class B Stock	$ 9.625				
Ratio of earnings to fixed charges(2)	1.04		1.23	1.79	1.83
Division and Segment Data:					
Income (loss) from continuing operations before income taxes(3):					
Individual Life and Annuities	$ 243	$ 284	$ 249	$ 200	
Group Insurance	26	(2)	156	143	
Property and Casualty Insurance	4	91	166	161	
Total Insurance	273	373	571	504	
Investment Management	203	133	206	189	
Financial Advisory	(41)	(136)	399	347	
Retirement	(235)	24	71	294	
Other Asset Management	45	55	42	43	
Total Investment	(28)	76	718	873	
International Insurance	584	554	281	227	
International Investments	(10)	(41)	(24)	(19)	
Total International Insurance and Investments	574	513	257	208	
Corporate and Other	2	(484)	(1,016)	303	
Total—Financial Services Businesses	821	478	530	1,888	
Closed Block Business	(757)	(619)	193	344	
Total	$ 64	$ (141)	$ 723	$ 2,232	

	As of or for the Year Ended December 31,				
	2002	2001	2000	1999	1998
			(in millions)		
Balance Sheet Data:					
Total investments excluding policy loans	$174,267	$157,264	$140,469	$151,338	$148,837
Separate account assets	70,555	77,158	82,217	82,131	80,931
Total assets	292,746	293,030	272,753	285,094	279,422
Future policy benefits, policyholders' account balances and unpaid claims and claim adjustment expenses	140,168	133,732	104,130	102,928	104,301
Separate account liabilities	70,555	77,158	82,217	82,131	80,931
Short-term debt	3,469	5,405	11,131	10,858	10,082
Long-term debt	4,757	5,304	2,502	5,513	4,734
Total liabilities	270,726	271,887	252,145	265,803	259,027
Guaranteed beneficial interest in Trust holding solely debentures of Parent	690	690	—	—	—
Equity	21,330	20,453	20,608	19,291	20,395

(1) Earnings per share data for 2001 reflects earnings for the period from December 18, 2001, the date of demutualization, through December 31, 2001 only. Net income during this period was $38 million and $3 million for the Financial Services Businesses and Closed Block Business, respectively.

(2) For purposes of this computation, earnings are defined as income from continuing operations before income taxes excluding undistributed income from equity method investments, fixed charges and interest capitalized. Fixed charges are the sum of gross interest expense, interest credited to policyholders' account balances and an estimated interest component of rent expense. Due to the Company's loss in 2001, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $176 million would have been required in 2001 to achieve a ratio of 1:1.

(3) Operating results by division and segment for 1998 are not readily available.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Demutualization and Related Transactions

On the date of demutualization, Prudential Insurance converted from a mutual life insurance company owned by its policyholders to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial. On that date, eligible policyholders, as defined in the Plan of Reorganization, received shares of Prudential Financial's Common Stock or the right to receive cash or policy credits, which are increases in policy values or increases in other policy benefits, upon the extinguishment of all membership interests in Prudential Insurance.

On the date of demutualization, Prudential Financial completed an initial public offering of 126.5 million shares of its Common Stock at an initial public offering price of $27.50 per share, including 16.5 million shares issued as a result of the exercise of the over-allotment option granted to underwriters in the initial public offering. Also on the date of demutualization, Prudential Financial completed the sale, through a private placement, of 2.0 million shares of Class B Stock, a separate class of common stock, at a price of $87.50 per share. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business, discussed below. Collectively, the Financial Services Businesses and the Closed Block Business are referred to as the "Businesses." In addition, on the date of demutualization, Prudential Financial issued 13.8 million 6.75% equity security units for gross proceeds of $690 million, including as a component thereof redeemable capital securities of Prudential Financial Capital Trust I, a statutory business trust that is consolidated in our financial statements. Furthermore, Prudential Holdings, LLC ("PHLLC"), a wholly owned subsidiary of Prudential Financial that owns the capital stock of Prudential Insurance, issued $1.75 billion in senior secured notes (the "IHC debt"), a portion of which were insured by a bond insurer.

Concurrent with the demutualization, various subsidiaries of Prudential Insurance were reorganized (or "destacked") becoming direct or indirect subsidiaries of Prudential Financial. To effect the destacking, Prudential Insurance distributed to Prudential Financial, directly or indirectly, the following subsidiaries, together with certain related assets and liabilities:

- our property and casualty insurance companies;
- our principal securities brokerage companies;
- our international insurance companies;
- our principal asset management operations; and
- our international securities and investments, domestic banking, and residential real estate brokerage franchise and relocation services operations.

The Plan of Reorganization required us to establish and operate a regulatory mechanism known as the "Closed Block." The Closed Block is designed generally to provide for the reasonable expectations for future policy dividends after demutualization of holders of policies included in the Closed Block by allocating assets that will be used for payment of benefits, including policyholder dividends, on these policies. See Note 10 to the Consolidated Financial Statements and "—Financial Services Businesses and Closed Block Business" for more information on the Closed Block.

Financial Services Businesses and Closed Block Business

2002 Reorganization

In August 2002, we implemented organizational changes within the Financial Services Businesses. The discussion below presents the results of our divisions and segments on a basis consistent with the new organization structure. The reclassifications associated with the realignment of our divisions and segments had no impact on total adjusted operating income (defined below under "—Consolidated Results of Operations") or net income of the Financial Services Businesses or Closed Block Business.

Financial Services Businesses

We refer to the businesses in our three operating divisions and our Corporate and Other operations, collectively, as our Financial Services Businesses. The Insurance division consists of our Individual Life and Annuities, Group Insurance and Property and Casualty Insurance segments. The Investment division consists of our Investment Management, Financial Advisory, Retirement and Other Asset Management segments. The International Insurance and Investments division consists of our International Insurance and International Investments segments. We also have Corporate and Other operations, which includes our real estate and relocation services business, as well as corporate items and initiatives that are not allocated to business segments. Corporate and Other operations also include businesses that we have divested or placed in wind-down status.

We attribute financing costs to each segment based on the amount of financing used by each segment. The net investment income of each segment includes earnings on the amount of equity that management believes is necessary to support the risks of that segment.

We seek growth internally and through acquisition, joint ventures or other forms of business combination or investment. Our principal acquisition focus is in our current business lines, both domestic and international.

Closed Block Business

For periods prior to demutualization, the results of the Closed Block Business are those of our former Traditional Participating Products segment. Upon the establishment of the Closed Block Business, we transferred $5.6 billion of net assets previously associated with the former Traditional Participating Products segment to the Financial Services Businesses. This capital was initially allocated to our Corporate and Other operations. As a result, income from continuing operations before income taxes of the Closed Block Business for the year ended December 31, 2002 does not include returns on these net assets, which were historically included in income from continuing operations of the former Traditional Participating Products segment.

In connection with the demutualization, we ceased offering domestic participating products. The liabilities for our individual in force participating products were segregated, together with assets which will be used exclusively for the payment of benefits and policyholder dividends, expenses and taxes with respect to these products, in a regulatory mechanism referred to as the "Closed Block." We selected the amount and type of Closed Block assets and Closed Block liabilities included in the Closed Block so that the Closed Block assets initially had a lower book value than the Closed Block liabilities. We expect that the Closed Block assets will generate sufficient cash flow, together with anticipated revenues from the Closed Block policies, over the life of the Closed Block to fund payments of all expenses, taxes and policyholder benefits to be paid to, and the reasonable dividend expectations of, policyholders of the Closed Block policies. We also segregated for accounting purposes the assets that we need to hold outside the Closed Block to meet capital requirements related to the policies included within the Closed Block. No policies sold after demutualization will be added to the Closed Block, and its in force business is expected to ultimately decline as we pay policyholder benefits in full. We also expect the proportion of our business represented by the Closed Block to decline as we grow other businesses. A minor portion of our former Traditional Participating Products segment consisted of other traditional insurance products that were not included in the Closed Block.

The Closed Block Business consists principally of the Closed Block, assets held outside the Closed Block that Prudential Insurance needs to hold to meet capital requirements related to the Closed Block policies, invested assets held outside the Closed Block that represent the difference between the Closed Block assets and Closed Block liabilities and the interest maintenance reserve, deferred policy acquisition costs related to Closed Block policies, the principal amount of the IHC debt and related hedging activities and certain other related assets and liabilities. We allocated the net proceeds from the issuance of the Class B Stock and IHC debt, except for $72 million used to purchase a guaranteed investment contract to fund a portion of the bond insurance cost associated with that debt, to the Financial Services Businesses. However, we expect that the IHC debt will be serviced by the net cash flows of the Closed Block Business over time, and we report results of the Closed Block Business, including interest expenses associated with the IHC debt.

Revenues and Expenses

We earn our revenues principally from insurance premiums; mortality, expense, and asset management fees from insurance and investment products; commissions and other revenues from securities brokerage transactions; and investment of general account and other funds. We earn premiums primarily from the sale of individual life insurance, group life and disability insurance and automobile and homeowners insurance. We earn mortality, expense, and asset management fees from the sale and servicing of separate account products including variable life insurance and variable annuities. We also earn asset management and administrative fees from the sale, servicing and management of mutual funds, retirement products and other asset management products and services. Our operating expenses principally consist of insurance benefits provided, general business expenses, dividends to policyholders, commissions and other costs of selling and servicing the various products we sell and interest credited on general account liabilities.

Profitability

Our profitability depends principally on our ability to price and manage risk on insurance products, our ability to attract and retain customer assets, and our ability to manage expenses. Specific drivers of our profitability include:

- our ability to manufacture and distribute products and services and to introduce new products gaining market acceptance on a timely basis;
- our ability to price our insurance products at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring customers and administering those products;
- our mortality and morbidity experience on individual and group life insurance, annuity and group disability insurance products;
- our persistency experience, which affects our ability to recover the cost of acquiring new business over the lives of the contracts;
- our management of our exposure to catastrophic and other losses on our property and casualty insurance products;
- our cost of administering insurance contracts and providing asset management products and services;
- our returns on invested assets, net of the amounts we credit to policyholders' accounts;
- our ability to earn commissions and fees from the sale and servicing of mutual funds, annuities, defined contribution and other investment products at a level that enables us to earn a margin over the expense of providing such services;
- the amount of our assets under management and changes in their fair value, which affect the amount of asset management fees we receive;
- our ability to generate commissions and fees from securities activities at a level that enables us to earn a margin over the expenses of providing such services; and
- our ability to generate favorable investment results through asset-liability management and strategic and tactical asset allocation.

In addition, factors such as regulation, competition, interest rates, taxes, foreign exchange rates, securities market conditions and general economic conditions affect our profitability. In some of our product lines, particularly those in the Closed Block Business, we share experience on mortality, morbidity, persistency and investment results with our customers, which can offset the impact of these factors on our profitability from those products.

Historically, the participating products included in the Closed Block have yielded lower returns on capital invested than many of our other businesses. With the completion of the demutualization, we expect that the proportion of the traditional participating products in our in force business will gradually diminish as these older policies age, and we grow other businesses. However, the relatively lower returns to us on this existing block of business will continue to affect our consolidated results of operations for many years. Our Common Stock reflects the performance of our Financial Services Businesses, but there can be no assurance that the market value of the Common Stock will reflect solely the performance of these businesses. The Financial Services Businesses include the capital previously included in the former Traditional Participating Products segment in excess of the amount necessary to support the Closed Block Business. The Financial Services Businesses also includes other traditional insurance products previously included in the former Traditional Participating Products segment but which are not included in the Closed Block. The Class B Stock reflects the financial performance of our Closed Block Business.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the application of accounting policies that often involve a significant degree of judgment. Management, on an ongoing basis, reviews estimates and assumptions used in the preparation of financial statements. If management determines that modifications in assumptions and estimates are appropriate given current facts and circumstances, results of operations and financial position as reported in the Consolidated Financial Statements may change significantly.

The following sections discuss the accounting policies applied in preparing our financial statements that management believes are most dependent on the application of estimates and assumptions.

Valuation of Investments

A large portion of our investments is reflected at fair value in the statements of financial position based on quoted market prices or estimates from independent pricing services. However, when such information is not available, for example, with respect to private placement fixed maturity securities, which comprise 18% of our investments as of December 31, 2002, fair value is estimated, typically by using a discounted cash flow model, which considers current market credit spreads for publicly traded issues with similar terms by companies of comparable credit quality. Consequently, changes in estimated future cash flows or in our assessment of the issuer's credit quality will result in changes in fair value estimates. For fixed maturities and equity securities classified as available for sale, the impact of such changes is recorded in "Accumulated other comprehensive income (loss)," a separate component of equity. However, the carrying value of these securities is reduced, with a corresponding charge to earnings, when a decline in value is considered to be other than temporary. Factors we consider in determining whether a decline in value is other than temporary include: whether the decline is substantial; the length of time the fair value has been less than cost, generally six months; and the financial condition and near-term prospects of the issuer. This corresponding charge is referred to as an impairment and is reflected in "Realized investment gains (losses), net" in the statements of operations. The level of impairment losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve.

"Commercial loans," which comprise 11% of our investments as of December 31, 2002, are carried at unpaid principal balances, net of unamortized discounts and an allowance for losses. This allowance includes a loan specific portion as well as a portfolio reserve for incurred but not specifically identified losses. The loan specific portion is based on management's judgment as to ultimate collectibility of loan principal. The portfolio reserve is based on a number of factors, such as historical experience and portfolio diversification. Similar to impairment losses discussed above, the allowance for losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve.

Policyholder Liabilities and Deferred Policy Acquisition Costs

The liability for "Future policy benefits" is the largest liability included in our statements of financial position, 33% of total liabilities as of December 31, 2002. Changes in this liability are generally reflected in the "Policyholders' benefits" caption in our statements of operations. This liability is primarily comprised of the present value of estimated future payments to holders of life insurance and annuity products where the timing and amount of payment depends on policyholder mortality, surrender or retirement experience. For traditional participating life insurance products of our Closed Block Business, the mortality and interest rate assumptions we apply are those used to calculate the policies' guaranteed cash surrender values. For life insurance and annuity products of our Financial Services Businesses, expected mortality is generally based on the Company's historical experience or standard industry tables. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and interest rate assumptions are "locked-in" upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. For example, in 2000 we restructured the portfolio that supports the structured settlement products within our Retirement segment to reduce the emphasis on equity investments, which in turn lowered our expected future investment returns. As a result, we recorded a charge to establish a premium deficiency reserve for these products.

Our liability for "Unpaid claims and claim adjustment expenses," which is 1% of total liabilities as of December 31, 2002, includes estimates of claims that we believe have been incurred, but have not yet been reported ("IBNR") as of the balance sheet date, primarily attributable to our Property and Casualty Insurance segment and our Group Insurance segment. Consistent with industry accounting practice, we do not establish loss reserves until a loss, including a loss from catastrophe, has occurred. These IBNR estimates, and estimates of the amounts of loss we will ultimately incur on reported claims, which are based in part on our historical experience, are regularly adjusted to reflect actual claims experience. When actual experience differs from our previous estimate, the resulting difference will be included in our reported results for the period of the change in estimate in the "Policyholders' benefits" caption in our statements of operations. On an ongoing basis, trends in actual experience are a significant factor in the determination of claim reserve levels. In recent years, actual claims experience with respect to our automobile insurance business within our Property and Casualty Insurance segment has been more favorable than the assumptions we used in originally establishing the reserves for these claims, which resulted in a benefit to earnings for these years due to reserve releases. Actual claims experience can also be less favorable than that assumed in establishing reserves, which can require a charge to earnings to increase reserves.

For most life insurance and annuity products that we sell, we defer costs that vary with and are related primarily to the production of new business to the extent these costs are deemed recoverable from future profits, and we record these costs as an asset known as "Deferred policy acquisition costs" or "DAC" in the statements of financial position. We amortize this DAC asset over the expected lives of the contracts, based on the level and timing of either estimated profits or premiums, depending on the type of contract. For products with amortization based on estimated profits, the amortization rate is periodically updated to reflect current period experience or changes in assumptions that affect future profitability, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges. However, for products with amortization based on future premiums, the amortization rate is locked-in when the product is sold.

For example, expected profitability is a significant estimate in evaluating deferred acquisition costs related to annuity products. Expected profitability considers, among other assumptions, our best estimate of future asset returns to estimate the future fees we expect to earn, the costs associated with minimum death benefit guarantees we expect to incur and other profitability factors. For the average remaining life of our variable annuity contracts in force as of December 31, 2002, our evaluation of deferred policy acquisition costs is based on a 9.25% annual blended rate of return that reflects an assumed rate of return of 11.5% for equity type assets. Continuation of current market conditions or further deterioration in market conditions may result in increases in the amortization of deferred policy acquisition costs, while a significant improvement in market conditions may result in a decrease in the amortization of deferred policy acquisition costs. These changes in DAC balances are included as a component of "General and administrative expenses" in our statements of operations.

See "—Insurance Division—Individual Life and Annuities" for discussion of the impact of DAC amortization on our results of our annuities businesses, including increased amortization recorded in 2002 and 2001 reflecting lower estimates of future gross profits as well as a discussion of the proposed AICPA Statement of Position, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

Reserves For Contingencies

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events. Under GAAP, reserves for contingencies are required to be established when the future event is probable and its impact can be reasonably estimated. An example is the establishment of a reserve for losses in connection with an unresolved legal matter. The initial reserve reflects management's best estimate of the probable cost of ultimate resolution of the matter and is revised accordingly as facts and circumstances change and, ultimately, when the matter is brought to closure.

Other Significant Estimates

In addition to the items discussed above, the application of GAAP requires management to make other estimates and assumptions. For example, accounting for pension and other postretirement and postemployment benefits requires estimates of future returns on plan assets, expected increases in compensation levels and trends in health care costs. See "—Corporate and Other Operations" for a discussion of our pension assumptions and related returns. Another example is the recognition of deferred tax assets, which depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. This is discussed in Note 18 to the Consolidated Financial Statements.

Accounting Policies Adopted

Accounting for Stock Options

Employee stock options issued during 2001 and 2002 are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting to Stock Issued to Employees," and related interpretations, an allowable alternative method under Statement of Financial Accounting Standards ("SFAS") No.123, "Accounting for Stock-Based Compensation." Under APB No. 25, we did not recognize any stock-based compensation expense for employee stock options as all employee stock options had an exercise price equal to the market value of our Common Stock at the date of grant. After consideration, we have concluded that our employee stock options represent compensation costs and including such costs in our results of operations is a preferable method of accounting. Effective January 1, 2003, we changed our accounting for employee stock options to adopt the fair value recognition provisions of SFAS No. 123, as amended, prospectively for all new awards granted to employees on or after January 1, 2003.

Under these provisions, the fair value of all employee stock options awarded on or after January 1, 2003, will be included in the determination of net income, but not options awarded prior thereto. Accordingly, the amount we will include in the determination of net income will be less than that which would have been recognized if the fair value method had been applied to all awards since inception of the employee stock option plan. The fair value of employee stock options is determined using a Black-Scholes option pricing model that utilizes the following assumptions: dividend yield, expected volatility, risk-free interest rate, and expected life of the option. If we had accounted for all employee stock options under the fair value based accounting method, net income for the year ended December 31, 2002 would have been reduced by $30 million and basic and diluted earnings per share for Common Stock would have reduced by $.05. For the period December 18, 2001 through December 31, 2001, net income and basic and diluted earnings per share of Common Stock would have been reduced by $1 million and $.01, respectively.

Discontinued Operations

During 2002, we announced the discontinuance of our web-based business for the workplace distribution of voluntary benefits, our European retail transaction-oriented stockbrokerage and related activities and our Tokyo-based retail brokerage business. The discontinuance of these businesses was accounted for under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under SFAS No. 144, in the period in which such components qualify for discontinued operations treatment, the results of operations for each component for all periods presented are reclassified to "Income (loss) from discontinued operations," a separate line in the statements of operations. In addition, where necessary, we reduced the carrying value of each component to estimated fair value through a charge to earnings that is also included in "Income (loss) from discontinued operations."

Goodwill

As of December 31, 2002, we completed our annual impairment testing of goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Impairment testing requires us to compare the fair value of each reporting unit to its carrying amount, including goodwill, and record an impairment charge if the carrying amount of a reporting unit exceeds its estimated fair value. As a result of the December 31, 2002 annual impairment test, we determined that the goodwill related to our Property and Casualty Insurance segment was impaired. Accordingly, we recorded an impairment charge of $33 million representing the entire carrying amount of the segment's goodwill. The Property and Casualty Insurance segment has been determined to be a reporting unit for goodwill impairment testing. The fair value of the segment was determined based on independent third party assessments. We initially adopted SFAS No. 142 as of January 1, 2002. Accordingly, results for the years ended December 31, 2001 and 2000 include goodwill amortization of $21 million and $13 million, respectively, while no goodwill amortization was recorded for 2002.

Recently Issued Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

The Financial Accounting Standards Board ("FASB") is currently discussing the accounting related to certain modified coinsurance ("modco") and funds withheld reinsurance agreements. More specifically, the discussions relate to whether modco and funds withheld reinsurance agreements that provide for a total return on a pool of fixed income securities contain embedded derivatives that would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The FASB plans to address this issue by combining it with a portion of the tentative guidance in SFAS No. 133 Implementation Issue No. B36, "Embedded Derivatives—Bifurcation Of Embedded Credit."

If embedded derivative accounting for certain modco and funds withheld reinsurance agreements is eventually required under Implementation Issue No. B36, we intend to apply the guidance prospectively, for all existing contracts and future transactions, in the quarter following final resolution of the Issue. Based upon our current level of modco and funds withheld reinsurance, we do not believe application of Implementation Issue No. B36, as we currently understand it, would have a material impact on our financial condition or results of operations.

Consolidated Results of Operations

In managing our business, we analyze operating performance separately for our Financial Services Businesses and our Closed Block Business. For the Financial Services Businesses, we analyze our operating performance using a non-GAAP measure we call "adjusted operating income." Results of the Closed Block Business for all periods are evaluated and presented only in accordance with GAAP. We calculate adjusted operating income for the Financial Services Businesses by adjusting our income from continuing operations before income taxes to exclude the following items:

- realized investment gains, net of losses and related charges and adjustments;
- sales practices remedies and costs;
- the contribution to income/loss of divested businesses that we sold or exited that did not qualify for "discontinued operations" accounting treatment under GAAP; and
- demutualization costs and expenses.

Wind-down businesses that we have not divested remain in adjusted operating income.

The excluded items are important to an understanding of our overall results of operations. You should not view adjusted operating income as a substitute for net income determined in accordance with GAAP, and you should note that our definition of adjusted operating income may differ from that used by other companies. However, we believe that the presentation of adjusted operating income as we measure it for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability of our businesses. We exclude realized investment gains, net of losses including impairments and sales of credit-impaired securities and related charges and adjustments. The timing of impairments and losses from sales of credit-impaired securities is largely dependent on market credit cycles and can vary considerably across periods. In addition, the timing of other sales that would result in gains or losses is subject to our discretion. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of our businesses. We exclude sales practices remedies and costs relating to the settlement of individual life insurance sales practices issues for the period from 1982 through 1995 because they relate to a substantial and identifiable non-recurring event. We exclude contribution to income/loss of businesses we divested because, as a result of our decision to dispose of these businesses, these results are not relevant to the profitability of our ongoing operations and could distort the trends associated with our ongoing operations. We also exclude demutualization costs and expenses because they are directly related to our demutualization and could distort the trends associated with our business operations.

The tables below summarize certain financial data, including year-over-year variances, for the Financial Services Businesses on both a GAAP and adjusted operating income basis, as well as the results of the Closed Block Business on a GAAP basis. Following these tables, you will find a detailed discussion of Financial Services Businesses results of operations by segment, as well as results of operations of the Closed Block Business.

	For the year ended December 31,			Favorable (Unfavorable)	
	2002	2001	2000	2002 to 2001 Comparison	2001 to 2000 Comparison
	(in millions)				
Income from continuing operations before income taxes:					
Financial Services Businesses:					
Insurance Division	$ 273	$ 373	$ 571	$(100)	$(198)
Investment Division	(28)	76	718	(104)	(642)
International Insurance and Investments Division	574	513	257	61	256
Corporate and Other	2	(484)	(1,016)	486	532
Total Financial Services Businesses	821	478	530	343	(52)
Closed Block Business(1)	(757)	(619)	193	(138)	(812)
Income (loss) from continuing operations before income taxes	64	(141)	723	205	(864)
Income tax expense (benefit)(2)	(192)	(34)	398	158	432
Income (loss) from continuing operations	256	(107)	325	363	(432)
Income (loss) from discontinued operations, net of tax(3)	(62)	(47)	73	(15)	(120)
Net income	$ 194	$(154)	$ 398	$ 348	$(552)

(1) See "—Results of Operations for Financial Services Businesses by Division and Closed Block Business—Closed Block Business" for a discussion of the results of our Closed Block Business.

(2) See "—Income Taxes" for a discussion of our income tax expense.

(3) See "—Discontinued Operations" for a discussion of the results of our discontinued operations.

Adjusted Operating Income

	For the year ended December 31,			Favorable (Unfavorable)	
	2002	2001	2000	2002 to 2001 Comparison	2001 to 2000 Comparison
			(in millions)		
Financial Services Businesses:					
Individual Life and Annuities	$ 390	$ 380	$ 261	$ 10	$ 119
Group Insurance	155	70	158	85	(88)
Property and Casualty Insurance	10	95	150	(85)	(55)
Insurance Division	555	545	569	10	(24)
Investment Management	139	141	205	(2)	(64)
Financial Advisory	(41)	(136)	399	95	(535)
Retirement	141	110	187	31	(77)
Other Asset Management	45	55	42	(10)	13
Investment Division	284	170	833	114	(663)
International Insurance	757	611	296	146	315
International Investments	(10)	(41)	(24)	31	(17)
International Insurance and Investments Division	747	570	272	177	298
Corporate and Other	194	64	43	130	21
Total Financial Services Businesses(1)	1,780	1,349	1,717	431	(368)
Items excluded from adjusted operating income:					
Realized investment losses, net, and related charges and adjustments					
Insurance Division	(282)	(172)	2	(110)	(174)
Investment Division	(312)	(94)	(115)	(218)	21
International Insurance and Investments Division	(173)	(57)	(15)	(116)	(42)
Corporate and Other	(92)	187	(280)	(279)	467
Total(2)	(859)	(136)	(408)	(723)	272
Sales practices remedies and costs—Corporate and Other(3)	(20)	—	—	(20)	—
Divested businesses—Corporate and Other(4)	(80)	(147)	(636)	67	489
Demutualization costs and expenses—Corporate and Other(5)	—	(588)	(143)	588	(445)
Total items excluded from adjusted operating income	(959)	(871)	(1,187)	(88)	316
Income from continuing operations before income taxes—Financial Services Businesses(1)	$ 821	$ 478	$ 530	$ 343	$ (52)

(1) See "—Results of Operations for Financial Services Businesses and Closed Block Business" for a discussion of income from continuing operations before income taxes and adjusted operating income of our divisions and our Corporate and Other operations.
(2) See "—Realized Investment Gains" for a discussion of realized investment gains, net of losses, and charges and adjustments related to net realized investment gains for the Financial Services Businesses.
(3) See "—Sales Practices Remedies and Costs" for a discussion of our sales practices remedies and costs.
(4) See "—Divested Businesses" for a discussion of the results of our divested businesses.
(5) See "—Demutualization Costs and Expenses" for a discussion of our demutualization costs and expenses.

Realized Investment Gains

Realized investment gains, net of losses, primarily include gains and losses resulting from sales and impairments of fixed income and equity investments, prepayment premiums we receive on private bond issues, and gains and losses in connection with derivative contracts that do not qualify for hedge accounting treatment. We perform impairment reviews on an ongoing basis. The level of impairments generally reflects economic conditions, and is expected to increase when economic conditions worsen and to decrease when economic conditions improve. We may realize additional credit-related losses through sales of investments pursuant to our credit risk and portfolio management objectives. We require most issuers of private fixed maturity securities to pay us make-whole yield maintenance payments when they prepay the securities. The prepayments are driven by factors specific to the activities of our borrowers as much as by the interest rate environment.

We use derivative contracts to hedge the risk that changes in interest rates or foreign currency exchange rates will affect the market value of certain investments. We also use derivative contracts to mitigate the risk that unfavorable changes in currency exchange rates will reduce U.S. dollar equivalent earnings generated by certain of our non-U.S. businesses. The vast majority of these derivative contracts do not qualify for hedge accounting, and consequently we recognize the changes in fair value of such contracts from period to period in current earnings, although we do not necessarily account for the hedged assets or liabilities the same way. Accordingly, realized investment gains and losses from our hedging activities contribute significantly to fluctuations in net income.

The comparisons below discuss realized investment gains, net of losses and related charges and adjustments. Related charges, which pertain to the Financial Services Businesses and not to the Closed Block Business, pertain to policyholder dividends, deferred policy acquisition costs and reserves for future policy benefits. A percentage of net realized investment gains on specified Gibraltar Life assets is required to be paid as dividends to Gibraltar Life policyholders. See "—Results of Operations for Financial Services Businesses by Division and Closed Block Business" below. We amortize deferred policy acquisition costs for interest sensitive products based on estimated gross profits, which include net realized investment gains on the underlying invested assets, and the related charge for amortization of deferred policy acquisition costs represents the amortization related to net realized investment gains. We adjust the reserves for some of our policies when cash flows related to these policies are affected by net realized investment gains, and the related charge for reserves for future policy benefits represents that adjustment. The changes in these related charges from one period to another may be disproportionate to the changes in realized investment gains, net of losses, evaluated over several periods.

A portion of realized gains, pertaining to certain derivative results, are included in adjusted operating income. Pursuant to a currency hedging program, we execute forward sale contracts in the hedged currencies in exchange for U.S. dollars at a specified exchange rate. The maturities of these contracts correspond with future periods in which non-U.S. earnings are expected to be generated. These contracts do not qualify for hedge accounting under GAAP. All resulting profits or losses from such contracts, including mark-to-market adjustments of open contracts, are included in "Realized investment gains (losses), net." When the contracts are terminated in the same period that the expected earnings emerge, the resulting positive or negative cash flow is included in adjusted operating income. In addition, we utilize interest and currency swaps to manage interest and currency exchange rate exposures arising from mismatches between assets and liabilities, including duration mismatches. For the swap contracts that do not qualify for hedge accounting treatment, mark-to-market adjustments of open contracts as well as periodic settlements are included in "Realized investment gains (losses), net." Periodic settlements pertaining to such contracts are included in adjusted operating income.

Investment Results

The following tables set forth net realized investment gains (losses), and related charges and adjustments for the Financial Services Businesses and Closed Block Business, and by investment type for each business, for the years ended December 31, 2002, 2001, and 2000, respectively. As discussed above, related charges pertain only to the Financial Services Businesses.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Consolidated:			
Financial Services Businesses ("FSB"):			
Realized investment losses, net	$ (771)	$(128)	$(357)
Related charges	6	26	(29)
Derivative gains included in adjusted operating income	(94)	(34)	(22)
FSB realized investment losses, net, and related charges and adjustments	(859)	(136)	(408)
Closed Block Business ("CBB") realized investment gains (losses), net	(587)	(543)	91
Consolidated realized investment losses, net, and related charges and adjustments	$(1,446)	$(679)	$(317)

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Financial Services Businesses:			
Realized investment losses, net, and related charges and adjustments:			
Fixed maturity investments	$(500)	$(342)	$(690)
Equity securities	(149)	(59)	206
Derivative instruments	(226)	236	70
Other	104	37	57
FSB realized investment losses, net of gains	(771)	(128)	(357)
Related charges	6	26	(29)
Derivative gains included in adjusted operating income	(94)	(34)	(22)
Total FSB realized investment losses, net, and related charges and adjustments	$(859)	$(136)	$(408)

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Closed Block Business:			
Realized investment gains (losses), net:			
Fixed maturity investments	$(212)	$(372)	$(376)
Equity securities	(186)	(177)	244
Derivative instruments	(174)	(10)	117
Other	(15)	16	106
Total CBB realized investment gains (losses), net	$(587)	$(543)	$ 91

2002 to 2001 Comparison. Consolidated realized investment losses, net of gains and related charges and adjustments, were $1,446 million for 2002, compared to $679 million for 2001.

The Financial Services Businesses' net realized investment losses for 2002, before related charges and adjustments, were $771 million compared to $128 million for 2001. Realized losses from impairments and credit related sales were $1,055 million for 2002 and $785 million for 2001. These losses were offset in part, in both periods, by realized gains driven largely by sales of fixed income securities in declining rate environments and gains from prepayments of private bonds. Realized losses for 2002 include derivative losses of $226 million, compared to derivative gains of $236 million for 2001. These amounts include $94 million and $34 million of realized investment gains for 2002 and 2001, respectively, that are included as part of adjusted operating income. The remaining derivative losses in 2002 were primarily the result of losses of $152 million on treasury futures contracts used to manage the duration of the Company's fixed maturity investment portfolio. In addition, there were losses of $88 million on foreign currency forward contracts used to hedge the future income of non-U.S. businesses, driven by the weakening of the U.S. dollar. Derivative gains recorded for 2001 were primarily attributable to the impact of the strengthening dollar on currency hedges of non-U.S. dollar investments, as well as gains on Japanese equity futures contracts held in anticipation of sales of equity securities.

For the Closed Block Business, net realized investment losses for 2002 were $587 million compared to $543 million for 2001. Net losses on derivatives were $174 million for 2002 compared to $10 million for 2001. Derivative losses for 2002 were largely attributable to losses on equity futures contracts and currency hedges of non-U.S. dollar investments. Realized losses from non-derivative activity were $413 million for 2002 compared to $533 million for 2001. Realized losses in 2002 include impairments and credit related losses aggregating $896 million, which were offset in part by realized gains on sales of fixed income securities and prepayment premiums. Realized losses in 2001 included $659 million of impairments and credit related losses, which were offset in part by realized gains on sales of fixed income securities and prepayment premiums.

2001 to 2000 Annual Comparison. Consolidated realized investment losses, net of gains and related charges and adjustments, were $679 million in 2001, compared to $317 million in 2000.

The Financial Services Businesses' net realized investment losses for 2001, before related charges and adjustments, were $128 million compared to $357 million for 2000. Realized losses from impairments and credit related sales were $785 million for 2001 and $542 million for 2000. Realized losses in 2001 were offset in part by realized gains from sales of fixed income securities in a declining rate environment and from prepayment gains on private bonds. Realized losses in 2000 were offset in part by realized gains from sales of equities during more favorable equity market conditions in connection with a portfolio rebalancing program. Realized gains from derivatives were $236 million for 2001, compared to gains of $70 million for 2000. These amounts include $34 million and $22 million of realized investment gains for 2001 and 2000, respectively, that are included as part of adjusted operating income. Derivative gains recorded for 2001 were primarily attributable to the impact of the strengthening dollar on currency hedges of non-U.S. dollar investments, as well as gains on Japanese equity futures contracts held in anticipation of sales of equity securities.

For the Closed Block Business, net realized investment losses for 2001 were $543 million compared to realized investment gains of $91 million for 2000. Net losses on derivatives were $10 million for 2001 compared to gains of $117 million for 2000. Derivative gains in 2000 were largely attributable to gains on treasury futures contracts used to manage the duration of the fixed maturity investment portfolio. Realized losses from non-derivative activity were $533 million for 2001 compared to $26 million for 2000. Realized losses in 2001 included $659 million of impairments and credit related losses, which were offset in part by realized gains on sales of fixed income securities and prepayment premiums. Realized losses in 2000 include impairments and credit related losses aggregating $454 million, offset by net realized gains from sales of equities during more favorable equity market conditions in connection with a portfolio rebalancing program, and from gains in joint venture real estate sales.

Sales Practices Remedies and Costs

Our income from continuing operations before income taxes for the year ended December 31, 2002 includes a pre-tax charge of $20 million of additional sales practices costs including related administrative costs, litigation costs and settlements. See Note 22 to the Consolidated Financial Statements for a description of the insurance sales practices litigation.

Divested Businesses

Our income from continuing operations before income taxes includes results from several businesses that we have divested but did not qualify for "discontinued operations" treatment in our income statement under GAAP. Results of divested businesses reflect losses of $80 million, $147 million and $636 million for 2002, 2001 and 2000, respectively. Our results from divested businesses for 2002 primarily relate to Gibraltar Casualty Company, a commercial property and casualty insurer that we sold in September 2000, to Everest Re Group, Ltd. ("Everest"). Pursuant to the sale we entered into a stop-loss reinsurance agreement whereby if and when aggregate post-sale claim and claim-related payments exceed Gibraltar Casualty's reserves recorded at the time of sale, we will pay Everest for 80% of the first $200 million of such excess. Through December 31, 2002 Everest had recorded reserve additions of $99 million. In the fourth quarter of 2002, we recorded a liability of $79 million representing our 80% share of such development, generally related to asbestos and environmental exposures. The losses from divested business for 2001 and 2000 relate primarily to the former lead-managed equity underwriting for corporate issuers and institutional fixed income businesses of Prudential Securities, which recorded pre-tax losses of $159 million in 2001 and $620 million in 2000. The loss in 2001 came primarily from deterioration in the value of collateralized receivables, which we are in the process of liquidating, coupled with wind-down costs, while the losses from these operations in 2000 came primarily from charges of $476 million associated with our termination and wind-down of these activities. The remainder of our divested businesses are attributable to our remaining obligations with respect to our divested residential mortgage banking business, a benefits plan administrator we sold in 1998, and a Canadian life insurance company that we sold in May 2000.

Demutualization Costs and Expenses

We incurred costs and expenses related to demutualization totaling $588 million and $143 million in the years ended December 31, 2001 and 2000, respectively. Demutualization costs in 2001 included $340 million of demutualization consideration paid to our former Canadian branch policyholders. Demutualization costs and expenses are reported separately in our consolidated income statements within income from continuing operations before income taxes. Demutualization expenses consisted primarily of the costs of engaging independent accounting, actuarial, investment banking, legal and other consultants that advised us and insurance regulators in the demutualization process and related matters as well as printing and postage for communication with policyholders.

Taxes

Shown below is our income tax provision (benefit) for the years ended December 31, 2002, 2001 and 2000, separately reflecting the impact of certain significant items. Also presented below is the income tax provision (benefit) that would have resulted from application of the statutory 35% federal income tax rate in each of these periods.

	For the Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Tax provision (benefit)	$(192)	$(34)	$ 398
Impact of:			
Favorable tax resolution pertaining to 1995 disposition	183	—	—
Adjustments to mutual life insurance company tax estimated liability	—	200	(100)
Tax provision (benefit) excluding these items	$ (9)	$166	$ 298
Tax provision (benefit) at statutory rate	$ 23	$(49)	$ 253

For the year ended December 31, 2001, the difference between taxes recorded excluding the items shown above and taxes that would have resulted from the application of the statutory rate is attributable, in part, to the inclusion of non-deductible demutualization costs and expenses in income from continuing operations.

Discontinued Operations

In the fourth quarter of 2002, we announced our decision to exit certain of the international securities operations of Prudential Securities Group Inc. in Europe. The exited operations include the European retail transaction-oriented stockbrokerage and related activities. Upon exiting these activities, the primary business of Prudential Securities Group Inc. in Europe is the provision of private banking and wealth management services to high net worth individuals. Institutional services in Europe are limited primarily to the sale of U.S. equities. The loss for the discontinued businesses for the year ended December 31, 2002 includes a pre-tax charge of $43 million relating primarily to severance and termination benefits, and office closure costs. Also, in the fourth quarter of 2002, we decided to sell our retail broker-dealer operations in Tokyo and have included such in discontinued operations.

In the third quarter of 2002, we discontinued our web-based business for the workplace distribution of voluntary benefits. Results of this business, previously reflected in the results of Corporate and Other operations and now reflected as discontinued operations, were losses of $37 million, net of tax, and $13 million, net of tax, for 2002 and 2001, respectively. For 2002, these amounts include an impairment charge of $32 million on our investment in a vendor of that distribution platform, as well as a charge of $7 million related to severance and contract termination costs. The foregoing amounts are before related income taxes.

Results for discontinued operations also include a reduction in reserves pertaining to our discontinued healthcare business, primarily in connection with the favorable resolution of certain legal and regulatory matters, of $45 million, $16 million and $77 million, net of tax, for the years ended December 31, 2002, 2001 and 2000, respectively. See Note 3 to the Consolidated Financial Statements for a discussion of our retained obligations for litigation pertaining to this business.

Results of Operations for Financial Services Businesses by Division and Closed Block Business

The following tables summarize certain financial data for each of our three divisions and for Corporate and Other operations, which together comprise our Financial Services Businesses, and our Closed Block Business. In managing the Financial Services Businesses, we analyze our operating performance using "adjusted operating income," which is a non-GAAP measure that excludes certain items as described above under "—Consolidated Results of Operations." Amounts for the Financial Services Businesses presented below, under "Adjusted operating income," are prepared on that basis.

	For the Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Income (loss) from continuing operations before income taxes:			
Financial Services Businesses:			
Individual Life and Annuities	$ 243	$ 284	$ 249
Group Insurance	26	(2)	156
Property and Casualty Insurance	4	91	166
Total Insurance Division	273	373	571
Investment Management	203	133	206
Financial Advisory	(41)	(136)	399
Retirement	(235)	24	71
Other Asset Management	45	55	42
Total Investment Division	(28)	76	718
International Insurance	584	554	281
International Investments	(10)	(41)	(24)
Total International Insurance and Investments Division	574	513	257
Corporate and Other	2	(484)	(1,016)
Income from continuing operations before income taxes	821	478	530
Income taxes	80	129	292
Income from continuing operations after income taxes—Financial Services Businesses	741	349	238
Discontinued Operations:			
Income (loss) from discontinued operations, net of taxes	(62)	(47)	73
Net income—Financial Services Businesses	679	302	311
Net income (loss)—Closed Block Business (3)	(485)	(456)	87
Total	$ 194	$ (154)	$ 398

	For the Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Adjusted operating income(1):			
Individual Life and Annuities	$ 390	$ 380	$ 261
Group Insurance	155	70	158
Property and Casualty Insurance	10	95	150
Total Insurance Division	555	545	569
Investment Management	139	141	205
Financial Advisory	(41)	(136)	399
Retirement	141	110	187
Other Asset Management	45	55	42
Total Investment Division	284	170	833
International Insurance(2)	757	611	296
International Investments	(10)	(41)	(24)
Total International Insurance and Investments Division	747	570	272
Corporate and Other	194	64	43
Total Financial Services Businesses	1,780	1,349	1,717

	For the Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Items excluded from adjusted operating income:			
Realized investment losses, net, and related charges and adjustments:			
Realized investment losses, net, and related adjustments	(865)	(162)	(379)
Related charges	6	26	(29)
Total realized investment losses, net, and related charges and adjustments	(859)	(136)	(408)
Sales practices remedies and costs	(20)	—	—
Divested businesses	(80)	(147)	(636)
Demutualization costs and expenses	—	(588)	(143)
Income from continuing operations before income taxes—Financial Services Businesses	$ 821	$ 478	$ 530

	As of December 31, 2002	As of December 31, 2001
	(in millions)	
Assets:		
Financial Services Businesses:		
Insurance Division	$ 67,725	$ 68,707
Investment Division	97,104	102,518
International Insurance and Investments Division	43,555	40,063
Corporate and Other	14,916	20,017
Total Financial Services Businesses	223,300	231,305
Closed Block Business(3)	69,446	61,725
Total	$292,746	$293,030

(1) Adjusted operating income is a non-GAAP measure that excludes realized investment gains, net of losses and related adjustments; results of divested businesses and discontinued operations; sales practices remedies and costs; and demutualization costs and expenses.

(2) International Insurance segment results include Gibraltar Life, which has adopted a November 30 fiscal year end, from April 2, 2001, the date of its reorganization, through November 30, 2001 and December 1, 2001 through November 30, 2002.

(3) Amounts shown for the Closed Block Business represent results of the former Traditional Participating Products segment for the periods prior to the date of demutualization.

Other Data:

	As of December 31, 2002	As of December 31, 2001
	(in billions)	
Assets Under Management and Administration (at fair market value):		
Managed by Investment Division(1):		
Investment Management Segment—Investment Management and Advisory Services		
Retail customers(2)	$ 79.9	$ 96.5
Institutional customers(3)	85.2	89.1
General account(4)	122.9	113.8
Total Investment Management and Advisory Services	288.0	299.4
Non-proprietary wrap-fee and other assets under management(5)	33.0	41.2
Total managed by Investment Division	321.0	340.6
Managed by International Insurance and Investments Division(4)(6)	43.6	39.3
Managed by Insurance Division	8.8	8.1
Total assets under management	373.4	388.0
Client assets under administration	182.2	201.6
Total assets under management and administration	$555.6	$589.6

(1) Reflects reclassification of amounts by client category as of January 1, 2002, based on internal management criteria, which reduced the amount attributed to retail customers by $3.3 billion and increased the amounts attributed to institutional customers and the general account by $2.8 billion and $0.5 billion, respectively.

(2) Consists of individual mutual funds, including investments in our mutual funds through wrap-fee products, and both variable annuities and variable life insurance assets in our separate accounts. Fixed annuities and the fixed rate options of both variable annuities and variable life insurance are included in the general account.
(3) Consists of third party institutional assets and group insurance contracts.
(4) Reflects the Investment division's assumption, as of June 30, 2002, of management of $3.5 billion of assets that were previously reflected in assets managed by the International Insurance and Investments division.
(5) Consists of wrap-fee assets gathered by the Financial Advisory segment and funds invested in the non-proprietary investment options of our investment products other than wrap-fee products.
(6) Primarily general account assets of the International Insurance segment other than those managed by the Investment division.

	As of December 31, 2002	As of December 31, 2001
Distribution Representatives:		
Prudential Agents	4,389	4,387
Financial Advisors(1)	4,731	5,951
International Life Planners	4,505	4,104
Gibraltar Life Advisors	5,155	6,121

(1) All periods exclude Financial Advisors associated with our discontinued international securities operations.

Insurance Division

Individual Life and Annuities

Operating Results

The following table sets forth the Individual Life and Annuities segment's operating results for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Operating results:			
Revenues(1)	$2,704	$2,720	$2,741
Benefits and expenses(2)	2,314	2,340	2,480
Adjusted operating income	390	380	261
Realized investment losses, net, and related charges	(147)	(96)	(12)
Income from continuing operations before income taxes	$ 243	$ 284	$ 249

(1) Revenues exclude realized investment losses, net, of $162 million, $108 million and $14 million for the years ended December 31, 2002, 2001 and 2000, respectively.
(2) Benefits and expenses exclude the impact of net realized investment gains and losses on deferred policy acquisition cost amortization and change in reserves of $(15) million, $(12) million and $(2) million for the years ended December 31, 2002, 2001 and 2000, respectively.

In the fourth quarter of 2002, we entered into a definitive purchase agreement to acquire Skandia U.S. Inc. Skandia is the largest distributor of variable annuities through independent financial planners in the U.S. We expect this acquisition to close in the second quarter of 2003. This transaction is subject to various closing conditions, including, among others, regulatory approvals, filings under the Hart-Scott-Rodino Antitrust Improvements Act and approval by the boards of directors and shareholders of the mutual funds advised by Skandia U.S. subsidiaries.

Income From Continuing Operations Before Income Taxes

2002 to 2001 Annual Comparison. Income from continuing operations before income taxes declined $41 million, or 14%, from $284 million in 2001 to $243 million in 2002. The decline reflects an increase in realized investment losses, net, and related charges of $51 million, to losses of $147 million in 2002. For a discussion of realized investment losses, net, and related charges see "—Consolidated Results of Operations—Realized Investment Gains." Partially offsetting this was an increase in adjusted operating income of $10 million, to $390 million in 2002, as discussed below.

2001 to 2000 Annual Comparison. Income from continuing operations before income taxes increased $35 million, or 14%, from $249 million in 2000 to $284 million in 2001. The increase reflects an increase in realized investment losses, net, and related charges of $84 million, to losses of $96 million in 2001. This increase was more than offset by an increase in adjusted operating income of $119 million, to $380 million in 2001, as discussed below.

Adjusted Operating Income

2002 to 2001 Annual Comparison. Adjusted operating income increased $10 million in 2002 from 2001. The increase reflected a $159 million increase from individual life insurance and a $149 million decrease from individual annuities.

The segment's individual life insurance business reported adjusted operating income of $432 million in 2002, compared to $273 million in the prior year, which included $25 million of net losses from insurance claims arising out of the September 11, 2001 terrorist attacks on the U.S. Results for 2002 benefited from a decline in operating expenses, reflecting savings that we continue to realize from our field management and agency restructuring program implemented in 2001, for which that year's expenses included $90 million of implementation costs. Additionally, results of our individual life insurance business for 2002 benefited from increased investment income, primarily from an increase in the level of invested assets. However, these items were partially offset by less favorable mortality experience in 2002, as well as a $47 million increase in amortization of deferred policy acquisition costs, primarily due to a market decline and related policy lapses associated with declines in variable life insurance account values.

The segment's individual annuity business reported a loss, on an adjusted operating income basis, of $42 million in 2002 compared to adjusted operating income of $107 million in 2001. Results of our annuity business in 2002 included charges totaling $137 million for additional amortization of deferred policy acquisition costs. These charges reflect our lower estimates of future gross profits resulting from greater expected costs from minimum death benefit guarantees and lower expected fees under these contracts due to declines in asset values and decreased future asset returns. Results for 2001 included similar charges for additional amortization of deferred policy acquisition costs totaling $30 million. A decline in fee revenues from our variable annuity products due to a decrease in average account values was partially offset by a decrease in operating expenses resulting from our expense management efforts.

Deferred acquisition costs related to annuity products are evaluated quarterly by comparing our actual profitability to our expectations. Expected profitability considers, among other assumptions, our estimate of future asset returns which determine the future fees we will earn, the costs associated with minimum death benefit guarantees we expect to incur and other profitability factors. If actual asset returns do not differ significantly from our expectations, they do not result in a change in the rate of amortization of deferred acquisition costs. Where actual asset returns differ significantly from expectations, future asset return assumptions are evaluated using a reversion to mean approach. Under the reversion to mean approach, we consider historical returns over a period of time and project returns for a future four year period so that the investments underlying the annuities grow at a targeted return for the entire period. We evaluate returns over a historical period beginning January 1, 2000 giving higher weighting to the returns experienced during the most recent two year period. A calculated rate of return over the four future years, which we refer to as the look-forward period, is determined so that this calculated rate, together with the actual rate of return for the historical period, produces the targeted return for the entire period. If the calculated rate of return is consistent with our range of expectations in light of market conditions, we use it to project the asset growth for the next four years. If the calculated rate of return is not supported by our current expectations, we adjust the rate of return for purposes of these computations. For contract years after the look-forward period, we project asset growth using our long-term rate, currently an 8% annual blended rate of return, which reflects an assumed rate of return of 8.85% for equity type assets. Beginning in the second quarter and continuing throughout the year, we utilized a rate of return lower than the calculated return, which contributed to our additional amortization of deferred acquisition costs during the second and third quarters of 2002. The equity rate of return used in the immediate four year look-forward period varies by product, but was under 15% for all of our variable annuity products for our evaluation of deferred policy acquisition costs as of December 31, 2002. For the average remaining life of our variable annuity contracts in force as of December 31, 2002, our evaluation of deferred policy acquisition costs is based on a 9.25% annual blended rate of return that reflects an assumed rate of return of 11.5% for equity type assets. Continuation of current market conditions or additional deterioration in market conditions may result in further increases in the amortization of deferred policy acquisition costs, while a significant improvement in market conditions may result in a decrease in the amortization of deferred policy acquisition costs.

2001 to 2000 Annual Comparison. Adjusted operating income increased $119 million in 2001 from 2000. The increase reflected a $159 million increase from individual life insurance and a $40 million decrease from individual annuities.

The segment's individual life insurance business reported adjusted operating income of $273 million in 2001, compared to $114 million in the prior year. The increase came primarily from a $183 million decrease in operating expenses primarily from savings that we began to realize from our field management and agency restructuring program and lower program implementation costs, which amounted to $90 million in 2001 and $107 million in 2000. Additionally, in 2000 we recorded a $23 million one-time increase in reserves related to a portion of our variable life insurance business in force. However, amortization of deferred policy acquisition costs increased $60 million in 2001 from 2000, and we recorded net losses of $25 million from insurance claims arising from the September 11, 2001 terrorist attacks on the U.S.

The segment's individual annuity business reported adjusted operating income of $107 million in 2001, compared to $147 million in the prior year. Adjusted operating income for 2000 benefited $21 million from refinements in our calculations of deferred policy acquisition costs. Excluding this change, adjusted operating income of our individual annuity business decreased $19 million, or 15%, primarily due to lower fee revenues.

Revenues

2002 to 2001 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $16 million, or 1%, from 2001 to 2002. The decrease reflects a $60 million decrease from individual annuities, partially offset by a $44 million increase from individual life insurance.

The segment's individual life insurance business reported revenues of $1.963 billion in 2002, compared to $1.919 billion in 2001. Net investment income increased $27 million, or 7%, from $391 million in 2001 to $418 million in 2002, primarily from an increase in the level of invested assets. Commissions and other income increased $12 million, from $124 million in 2001 to $136 million in 2002, primarily due to an increased level of reinsurance activity. Premiums amounted to $395 million in 2002, essentially unchanged from the prior year.

Revenues from our individual annuity business declined $60 million, from $801 million in 2001 to $741 million in 2002. Policy charges and fees and asset management fees decreased $48 million from $315 million in 2001 to $267 million in 2002, driven primarily from our variable annuity products, reflecting a decline in the average market value of customer accounts on which our fees are based. Net investment income declined $25 million, from $440 million in 2001 to $415 million in 2002, primarily due to lower yields on our investment portfolio. These declines were partially offset by higher premiums resulting from increased sales of our immediate income annuity product.

2001 to 2000 Annual Comparison. Revenues decreased $21 million, or 1%, in 2001 from 2000. The decrease reflects a $112 million decline from individual annuities, partially offset by an increase in revenues of $91 million from individual life insurance.

The segment's individual life insurance business reported revenues of $1.919 billion in 2001, an increase of $91 million, or 5%, from 2000. Premiums increased $117 million, or 43%, from $270 million in 2000 to $387 million in 2001, reflecting increased premiums on term insurance we issued, under policy provisions, to customers who previously had lapsing variable life insurance with us. Policy charges and fees amounted to $1.017 billion in 2001, essentially unchanged from $1.023 billion in 2000. Net investment income increased $17 million, from $374 million in 2000 to $391 million in 2001, primarily from an increase in the base of general account invested assets. Commissions and other income decreased $37 million, from $161 million in 2000 to $124 million in 2001, primarily as a result of a decline in sales of non-Prudential products by our agents.

Revenues from our individual annuity business declined $112 million, from $913 million in 2000 to $801 million in 2001. Policy charges and fees and asset management fees decreased $55 million, from $370 million in 2000 to $315 million in 2001, primarily from our variable annuity products reflecting a decline in the average market value of customer accounts on which our fees are based. Net investment income declined $31 million, from $471 million in 2000 to $440 million in 2001, primarily due to lower yields on our investment portfolio. Premiums declined $26 million, from $72 million in 2000 to $46 million in 2001, primarily due to a decline in premiums we recognized on conversion by customers of deferred annuities to income-paying status.

Benefits and Expenses

2002 to 2001 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," decreased $26 million, or 1%, from 2001 to 2002. The decrease reflects a decrease of $115 million from individual life insurance and an $89 million increase from individual annuities.

Benefits and expenses of our individual life insurance business decreased $115 million, or 7%, from $1.646 billion in 2001 to $1.531 billion in 2002. Operating expenses, including distribution costs that we charge to expense, decreased $159 million, from $578 million in 2001 to $419 million in 2002, reflecting savings from our program to restructure our field management and agency structure, for which expenses in 2001 included $90 million of implementation costs. Policyholder benefits and related changes in reserves decreased $12 million, from $688 million in 2001 to $676 million in 2002, as the impact of claims arising from the September 11, 2001 terrorist attacks on the U.S. on 2001 benefits and expenses was partially offset by less favorable mortality experience in 2002 than that of 2001, other than the impact of those claims. A $47 million increase in amortization of deferred acquisition costs, primarily due to the market impact of declines in variable life insurance account values, was a partial offset to the aforementioned decreases in benefits and expenses.

The segment's individual annuity business reported benefits and expenses of $783 million in 2002, compared to $694 million in 2001, an increase of $89 million, or 13%. The increase reflects an increase in amortization of deferred policy acquisition costs of $87 million, which primarily includes charges for additional amortization of $137 million in 2002 and $30 million in 2001 resulting from decreases in expected future gross profits on our annuity products as discussed above. Guaranteed minimum death benefit payments increased $23 million, from $14 million in 2001 to $37 million in 2002. The guaranteed minimum death benefit feature provides annuity contract holders with a guarantee that the benefit received at death will be no less than a prescribed minimum amount. This minimum amount is based on the net deposits paid into the contract, the net deposits accumulated at a specified rate, the highest historical account value on a contract anniversary, or more typically, the greatest of these values, depending on features offered in various contracts and elected by the contract holders. These contracts generally require payment of additional charges for guarantees other than those based on net deposits paid into the contract. To the extent that the guaranteed minimum death benefit is higher than the current account value at the time of death, we incur a cost. This results in increased annuity policy benefits in periods of declining financial markets and in periods of stable financial markets following a decline. Current accounting literature does not prescribe advance recognition of the expected future net costs associated with these guarantees, and accordingly, we currently do not record a liability corresponding to these projected future obligations for death benefits in excess of annuity account values. However, we consider the expected net costs associated with these guarantees in our calculations of expected gross profits on variable annuity business, on which our periodic evaluations of unamortized deferred policy acquisition costs are based. A proposed AICPA Statement of Position, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "Proposed SOP"), would require the recording of a liability for the expected net costs associated with these guarantees under certain circumstances, if adopted as proposed. We are currently evaluating the impact of the Proposed SOP. As of December 31, 2002, the death benefit coverage in force (representing the amount that we would have to pay if all annuitants had died on that date) was approximately $3.4 billion. The death benefit coverage in force represents the excess of the guaranteed benefit amount over the fair value of the underlying mutual fund investments. Partially offsetting the increase in amortization of deferred policy acquisition costs was lower asset management expense on our variable annuity products and a decrease in general and administrative expenses reflecting our cost management efforts.

2001 to 2000 Annual Comparison. Benefits and expenses decreased $140 million, or 6%, from 2000 to 2001. The decline reflects decreases of $72 million from individual annuities and $68 million from our individual life insurance business.

Benefits and expenses of our individual life insurance business decreased $68 million, or 4%, from $1.714 billion in 2000 to $1.646 billion in 2001. Operating expenses, including distribution costs that we charge to expense, decreased $183 million, from $761 million in 2000 to $578 million in 2001, primarily as a result of savings we began to realize from our program to restructure our field management and agency structure and lower program implementation costs which amounted to $90 million in 2001 and $107 million in 2000. Amortization of deferred policy acquisition costs increased $60 million, from $172 million in 2000 to $232 million in 2001, primarily due to declines in market values of the underlying assets on which our fees are based. Policyholder benefits and related changes in reserves increased $60 million, from $628 million in 2000 to $688 million in 2001, primarily as a result of term insurance we issued under policy provisions to customers who previously had lapsing variable life insurance with us and insurance claims arising from the September 11, 2001 terrorist attacks on the U.S. In 2000, policyholder benefits and the related changes in reserves included a reserve increase related to a portion of our variable life insurance business as noted above amounting to $23 million.

Benefits and expenses of our individual annuity business decreased $72 million, from $766 million in 2000 to $694 million 2001. Benefits and expenses for 2000 include a $21 million reduction in amortization of deferred policy acquisition costs from the refinements noted above. Excluding the impact of this change, benefits and expenses decreased $93 million, or 12%, reflecting a decrease in general and administrative expenses due to our expense management efforts. In addition, policyholder benefits and related changes in reserves decreased $43 million, from $152 million in 2000 to $109 million in 2001, primarily as a result of the $26 million reduction in premiums noted above and a $12 million charge we recorded in 2000 to increase annuity reserves due to investment portfolio restructuring to reduce the emphasis on equity investments. Amortization of deferred policy acquisition costs, excluding the refinements noted above, decreased $20 million, primarily as a result of decreased amortization associated with lower fee income.

Sales Results and Account Values

The following table sets forth the individual life insurance business sales, as measured by statutory first year premiums and deposits, and changes in account value for annuities business, for the periods indicated. Sales of the individual life insurance business do not correspond to revenues under GAAP; they are, however, a relevant measure of business activity. In managing our individual life insurance business, we analyze statutory first year premiums and deposits as well as revenues because statutory first year premiums and deposits measure the current sales performance of the business, while revenues reflect, predominantly in our case, the renewal persistency and aging of in force policies written in prior years and net investment income, as well as current sales. For our individual annuity business, assets are reported at account value and net sales (redemptions) are gross sales minus redemptions or surrenders and withdrawals, as applicable.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Sales(1):			
Excluding corporate-owned life insurance:			
Variable life	$ 153	$ 216	$ 286
Universal life	70	12	—
Term life	62	43	59
Total excluding corporate-owned life insurance	285	271	345
Corporate-owned life insurance	122	199	42
Total	$ 407	$ 470	$ 387

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Sales by distribution channel(1)(2):			
Prudential Agents	$ 213	$ 215	$ 259
Third party	72	56	86
Total	$ 285	$ 271	$ 345
Variable Annuities(3):			
Beginning total account value	$18,689	$21,059	$22,614
Sales	1,395	1,271	1,809
Exchange sales(4)	—	—	481
Surrenders, withdrawals and exchange redemptions	(2,267)	(2,356)	(2,989)
Change in market value, interest credited and other activity(5)(6)	(2,479)	(1,285)	(856)
Ending total account value	$15,338	$18,689	$21,059
Net redemptions	$ (872)	$ (1,085)	$ (699)
Fixed Annuities:			
Beginning total account value	$ 2,975	$ 2,926	$ 3,020
Sales	605	120	221
Surrenders, withdrawals and exchange redemptions	(184)	(216)	(361)
Interest credited and other activity(5)(6)	—	145	46
Ending total account value	$ 3,396	$ 2,975	$ 2,926
Net sales (redemptions)	$ 421	$ (96)	$ (140)

(1) Statutory first year premiums and deposits.
(2) Excluding corporate-owned life insurance.
(3) Variable annuities include only those sold as retail investment products. Investments through defined contribution plan products are included with such products.
(4) Exchanges in 2000 reflect internal annuity exchanges completed under a program discontinued during 2000.
(5) Includes maintenance and insurance charges assessed, net bonus payments credited to contract holder accounts, annuity benefits and other adjustments.
(6) 2002 includes decreases in policyholder account balances of $45 million for variable annuities and $56 million for fixed annuities due to the distribution of policy credits, subsequently paid out in cash, as demutualization consideration in connection with the Company's demutualization. 2001 includes increases to policyholder account values as a result of the issuance of the policyholder credits of $429 million for variable annuities and $157 million for fixed annuities.

2002 to 2001 Annual Comparison. Sales of new life insurance, as measured by statutory first year premiums and deposits, decreased $63 million from 2001 to 2002. The decrease came from a $77 million decrease in the segment's sales of corporate-owned life insurance products, substantially all of which is sold by the third party distribution channel. A decrease of $63 million in sales of variable life insurance was more than offset by increased sales of our universal life insurance products, which we introduced in late 2001, and our term insurance products, reflecting revised product pricing. Sales by the third party distribution channel, other than corporate-owned life insurance, increased $16 million in 2002 from 2001. During 2001, we began to expand the focus of third party distribution, which has historically served intermediaries who provide insurance solutions in support of estate and wealth transfer planning for affluent individuals and corporate-owned life insurance for businesses, toward the mass affluent market.

Life sales from Prudential Agents, excluding corporate-owned life insurance, were essentially unchanged from 2001 to 2002, as the decline in the average number of agents was largely offset by an increase in productivity. The average number of Prudential Agents declined to approximately 4,500 for 2002, compared to approximately 5,200 for 2001. The decline in the number of average agents from 2001 reflected actions we took in 2001 to increase the productivity standards required to continue agents' contracts. Prudential Agent productivity increased to $40,000 in 2002 from $35,000 in 2001. We measure Prudential Agent productivity as commissions on new sales of all products, not only life insurance, by Prudential Agents with us for the entire period, divided by the number of those Prudential Agents. We have not implemented further increases in these productivity standards for periods subsequent to 2001. While there can be no assurance, we believe that maintenance of these standards at their current level will contribute to stabilization in the number of Prudential Agents.

Total account values for fixed and variable annuities amounted to $18.7 billion as of December 31, 2002, a decrease of $3.0 billion from December 31, 2001. This decrease is due primarily to declines in market values of our variable annuities resulting from adverse market conditions as well as net redemptions. Net redemptions for 2002 were $451 million as compared to $1.2 billion in 2001. The $730 million decline in net redemptions is primarily the result of a $609 million increase in gross sales due to recent product and compensation enhancements as well as strengthening of distribution relationships.

2001 to 2000 Annual Comparison. Sales of new life insurance, as measured by statutory first year premiums and deposits, increased $83 million, or 21%, in 2001 from 2000. The increase came from a $157 million increase in the segment's sales of corporate-owned life insurance products, substantially all of which is sold by the third party distribution channel. Sales by the third party distribution channel, other than corporate-owned life insurance, decreased $30 million, or 35%, in 2001 from 2000.

Sales from Prudential Agents, excluding corporate-owned life insurance, decreased $44 million, or 17%, in 2001 from 2000. The number of Prudential Agents declined to approximately 4,400 at December 31, 2001, from 6,100 at December 31, 2000, reflecting actions taken to increase the productivity standards required to continue agency contracts. Prudential Agent productivity increased slightly to $35,000 in 2001 from $34,700 in 2000.

Total account values for fixed and variable annuities amounted to $21.7 billion as of December 31, 2001, a decrease of $2.3 billion from December 31, 2000. This decrease resulted primarily from declines in the market value of customers' variable annuities as well as net redemptions, which increased from $839 million in 2000 to $1.2 billion in 2001. The net redemptions of fixed and variable annuities in 2001 were partially offset by policy credits we issued in connection with our demutualization, which increased policyholders' account values by $586 million.

Policy Surrender Experience

The following table sets forth the individual life insurance business's policy surrender experience for variable life insurance, measured by cash value of surrenders, for the periods indicated. These amounts do not correspond to expenses under GAAP. In managing this business, we analyze the cash value of surrenders because it is a measure of the degree to which policyholders are maintaining their in force business with us, a driver of future profitability. Our term life insurance products do not provide for cash surrender values.

	Year Ended December 31,		
	2002	2001	2000
		($ in millions)	
Cash value of surrenders	$692	$637	$641
Cash value of surrenders as a percentage of mean future policy benefit reserves, policyholders' account balances, and separate account balances	4.2%	3.8%	3.7%

2002 to 2001 Annual Comparison. The total cash value of surrenders increased $55 million, or 9%, in 2002 from 2001. The level of surrenders as a percentage of mean future policy benefit reserves, policyholders' account balances and separate account balances increased from 2001 to 2002, reflecting an increase in lapses associated with declines in variable life insurance account values.

2001 to 2000 Annual Comparison. The total cash value of surrenders and the level of surrenders as a percentage of mean future policy benefit reserves, policyholders' account balances and separate account balances were relatively constant from 2000 to 2001.

Group Insurance

Operating Results

The following table sets forth the Group Insurance segment's operating results for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Operating results:			
Revenues(1)	$3,582	$3,248	$2,801
Benefits and expenses	3,427	3,178	2,643
Adjusted operating income	155	70	158
Realized investment losses, net	(129)	(72)	(2)
Income (loss) from continuing operations before income taxes	$ 26	$ (2)	$ 156

(1) Revenues exclude realized investment losses, net, of $129 million, $72 million and $2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Income From Continuing Operations Before Income Taxes

2002 to 2001 Annual Comparison. Income from continuing operations before income taxes increased $28 million, from a loss of $2 million in 2001 to income of $26 million in 2002. The increase includes an increase in adjusted operating income of $85 million, to $155 million in 2002, as discussed below. Partially offsetting this was an increase in realized investment losses, net, of $57 million, to losses of $129 million in 2002. For a discussion of realized investment losses, net, see "—Consolidated Results of Operations—Realized Investment Gains."

2001 to 2000 Annual Comparison. Income from continuing operations before income taxes decreased $158 million, from $156 million in 2000 to a loss of $2 million in 2001. The decrease includes a decrease in adjusted operating income of $88 million, to $70 million in 2001, as discussed below, and an increase in realized investment losses, net, of $70 million, to losses of $72 million in 2001.

Adjusted Operating Income

2002 to 2001 Annual Comparison. Adjusted operating income increased $85 million from 2001 to 2002. Adjusted operating income for 2001 included a charge of approximately $36 million reflecting an increase in our estimate of group life insurance incurred but not reported claims. Adjusted operating income for 2002 benefited $19 million from refinements in reserve estimates recorded in the third quarter of 2002 relating to our group long-term disability product. Excluding these items, adjusted operating income increased $30 million, or 28%, from 2001 due primarily to growth in both group life and disability earned premiums and a lower benefits ratio on group disability products.

2001 to 2000 Annual Comparison. Adjusted operating income decreased $88 million, or 56%, from 2000 to 2001. The decrease came primarily from less favorable mortality experience on group life insurance in 2001, which included an increase in our estimate of incurred but not reported claims. This increase in estimate had a negative impact of approximately $36 million on our adjusted operating income for 2001. The mortality experience on group life insurance was partially offset by earned premium growth and improved morbidity on group disability products. In addition, adjusted operating income benefited $32 million in 2000 from refinements in our calculations of reserves and return premiums for waiver of premium features. However, about half of this benefit was offset during 2000, primarily by a charge to increase the allowance for receivables. An increase in operating expenses, including $12 million of consulting costs in 2001, also contributed to the decrease in adjusted operating income.

Revenues

2002 to 2001 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased by $334 million, or 10%, from 2001 to 2002. Group life insurance premiums increased by $217 million, or 11%, to $2.222 billion primarily due to growth in business in force resulting from new sales, as described below, and continued strong persistency, which decreased from 97% in 2001 to 95% in 2002. We believe the decrease in persistency, which is primarily a result of the pricing adjustments implemented in 2002 discussed below, will likely continue in this highly competitive market. Group disability premiums, which include long-term care products, increased by $67 million, or 13%, also reflecting the growth in business in force. Persistency decreased slightly from 89% in 2001 to 87% in 2002. Net investment income increased $31 million, or 6%, primarily due to a larger base of invested assets. The remainder of the increase in revenues came primarily from higher fees on products sold to employers for funding of employee benefit programs and retirement arrangements, reflecting growth in this business.

2001 to 2000 Annual Comparison. Revenues increased by $447 million, or 16%, from 2000 to 2001. Group life insurance premiums increased by $350 million, or 21%, to $2.005 billion primarily due to growth in business in force resulting from new sales and continued strong persistency, which increased from 95% in 2000 to 97% in 2001. Group disability premiums, which include long-term care products, increased by $43 million, also reflecting the growth in business in force. Persistency decreased from 91% in 2000 to 89% in 2001, primarily due to the cancellation of a large case. Net investment income increased $62 million, or 13%, primarily due to a larger base of invested assets.

Benefits and Expenses

The following table sets forth the Group Insurance segment's benefits and administrative operating expense ratios for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
Benefits ratio(1):			
Group life	91.7%	92.6%	85.8%
Group disability	87.9	95.2	101.9
Administrative operating expense ratio(2):			
Group life	10.0	10.0	11.6
Group disability	22.0	23.6	21.0

(1) Ratio of policyholder benefits to earned premiums, policy charges and fee income. Group disability ratios include long-term care products.

(2) Ratio of administrative operating expenses (excluding commissions) to gross premiums, policy charges and fee income.

2002 to 2001 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," increased by $249 million, or 8%, from 2001 to 2002. The increase resulted in large part from an increase of $213 million, or 9%, in policyholders' benefits, including the change in policy reserves. Excluding the reserve refinements noted above, policyholders' benefits increased $268 million, or 11%, reflecting the growth of business in force. Based on our evaluation of mortality experience during 2001, we reviewed our pricing policies to determine whether our pricing structure provides for adequate margins and returns on all of our group insurance products. As a result of this review, in the fourth quarter of 2001 we commenced pricing adjustments, when contractually permitted, which consider the deterioration of the benefits ratio on our group life insurance products since 2000. During 2002, we reviewed about 44% of our 2001 group life insurance business premiums in force and, where appropriate, implemented pricing adjustments. While there can be no assurance, we expect these actions, as well as pricing discipline in writing new business, will allow us to achieve gradual improvements in our loss ratios, although the impact has so far been limited by a highly competitive market. The implementation of these actions resulted in a modest decline in persistency on our group life insurance business in force and, consistent with our expectations, some slowing of our sales. An increase of $25 million, or 5%, in operating expenses, including amortization of deferred acquisition costs, also contributed to the increase in benefits and expenses. The increase in operating expenses, from $466 million in 2001 to $491 million in 2002, resulted primarily from the growth in business in force and related sales-based compensation costs.

The group life benefits ratio for 2002 improved 0.9 percentage points from 2001. Absent the negative impact to 2001 from the reserve refinements, the 2002 group life benefits ratio increased 0.8 percentage points reflecting higher claim incidence, primarily early in the year. The group disability benefits ratio improved by 7.3 percentage points from 2001 to 2002. The reserve refinements recorded in the third quarter of 2002 relating to our group long-term disability product represented 3.2 percentage points of the improvement. The remainder of the improvement reflects improved case resolution and our ongoing efforts to improve the quality of our underwriting and claims management processes. The group life administrative operating expense ratio remained flat from 2001 to 2002. The group disability administrative operating expense ratio improved from 2001 to 2002 reflecting the impact of our efforts to improve operational efficiencies.

2001 to 2000 Annual Comparison. Benefits and expenses increased by $535 million, or 20%, from 2000 to 2001. The increase resulted in large part from an increase of $448 million, or 22%, in policyholders' benefits, including the change in policy reserves. This increase reflected less favorable group life insurance claims experience in 2001, which included an increase in our estimate of incurred but not reported claims, as well as the growth of business in force. As a result of our reinsurance coverages, insurance losses resulting from the September 11, 2001 terrorist attacks on the U.S. did not have a material impact on our results. An increase of $64 million, or 16%, in operating expenses also contributed to the increase in benefits and expenses. The increase in operating expenses, from $402 million in 2000 to $466 million in 2001, resulted primarily from sales-based compensation costs driven by the increase in group life insurance sales. Additionally, expenses in 2001 included $12 million of consulting costs to enhance our underwriting and other business processes.

The group life benefits ratio for 2001 increased 6.8 percentage points from 2000 primarily as a result of the less favorable claims experience on our group life insurance business in 2001. About 4 percentage points of the increase in the group life benefits ratio came from the increase in estimate of incurred but not reported claims and the net impact of the refinements in reserve calculations and charge to increase the allowance for receivables in 2000. The group disability benefits ratio improved by 6.7 percentage points from 2000 to 2001 reflecting better morbidity experience, which we attribute to accelerated case resolution and our ongoing efforts to improve the quality of our underwriting and claims management processes as well as the impact of our increase in the allowance for receivables, which contributed about 2 percentage points to the 2000 ratio. The group life administrative operating expense ratio improved 1.6 percentage points, reflecting the impact of our efforts to improve operational efficiencies. The group disability insurance administrative operating expense ratio increased 2.6 percentage points, reflecting the favorable impact, in 2000, of changes in our estimate of the administrative costs associated with settlement of pending claims.

Sales Results

The following table sets forth the Group Insurance segment's new annualized premiums for the periods indicated. In managing our group insurance business, we analyze new annualized premiums, which do not correspond to revenues under GAAP, as well as revenues, because new annualized premiums measure the current sales performance of the business unit, while revenues reflect the renewal persistency and aging of in force policies written in prior years and net investment income in addition to current sales.

	Year Ended December 31,		
	2002	**2001**	**2000**
		(in millions)	
New annualized premiums:(1)			
Group life	$269	$435	$321
Group disability(2)	160	139	154
Total	$429	$574	$475

(1) Amounts exclude new premiums resulting from rate changes on existing policies, from additional coverage issued under our Servicemembers' Group Life Insurance contract and from excess premiums on group universal life insurance that build cash value but do not purchase face amounts.

(2) Includes long-term care products.

2002 to 2001 Annual Comparison. Total new annualized premiums decreased $145 million, or 25%, from 2001 to 2002 due to a decrease in group life sales. The group life sales decrease came from a decrease in sales to new customers reflecting a sale of $99 million to one large customer in 2001 and the expected slowing of our sales due to the implementation of pricing adjustments in 2002, partially offset by increased sales to existing customers. Group disability sales increased in 2002 due primarily to one large fourth quarter sale.

2001 to 2000 Annual Comparison. Total new annualized premiums increased $99 million, or 21%, from 2000 to 2001, with an increase of $114 million in group life sales partially offset by a $15 million decline in group disability sales. The group life sales increase came from a small number of large sales to new and existing customers, including annualized premiums of $99 million from one sale. The group disability sales decrease reflected the benefit to 2000 results from sales opportunities resulting from the well-publicized financial difficulties of a competitor.

Property and Casualty Insurance

Operating Results

The following table sets forth the Property and Casualty Insurance segment's operating results for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Operating results:			
Revenues(1)	$2,209	$2,051	$1,800
Benefits and expenses	2,199	1,956	1,650
Adjusted operating income	10	95	150
Realized investment gains (losses), net	(6)	(4)	16
Income (loss) from continuing operations before income taxes	$ 4	$ 91	$ 166

(1) Revenues exclude realized investment gains (losses), net, of $(6) million, $(4) million and $16 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Income From Continuing Operations Before Income Taxes

2002 to 2001 Annual Comparison. Income from continuing operations before income taxes decreased $87 million, from $91 million in 2001 to $4 million in 2002. The decrease reflects an $85 million decline in adjusted operating income in 2002 from 2001, as discussed below. Additionally, realized investment losses, net, increased $2 million, to losses of $6 million in 2002. For a discussion of realized investment losses, net, see "—Consolidated Results of Operations—Realized Investment Gains."

2001 to 2000 Annual Comparison. Income from continuing operations before income taxes decreased $75 million, from $166 million in 2000 to $91 million in 2001. The decrease reflects a $55 million decline in adjusted operating income in 2001 to 2000, as discussed below. Additionally, realized investment losses, net, amounted to $4 million in 2001, as compared to realized investment gains, net, of $16 million in 2000.

Adjusted Operating Income

2002 to 2001 Annual Comparison. Adjusted operating income decreased $85 million, or 89%, from 2001 to 2002. Results for 2002 reflected a $103 million lower net benefit from prior accident-year development and a $39 million lower benefit from stop-loss reinsurance recoveries. Also impacting the 2002 result was a $33 million charge to write off the goodwill associated with a reporting unit within this segment. This charge was the outcome of our annual impairment test. Partially offsetting these declines were premium increases reflecting rate increases we have implemented, and lower expenses as a result of our expense reduction efforts.

As previously announced, we are exploring options related to our personal lines property and casualty insurance business, including the possible sale of all or part of these operations, while no decision has yet been made. Based upon current market conditions, we believe that a sale of these operations would result in a charge to earnings that could be material to quarterly or annual net income, although the amount of any charge will depend on the terms of any such agreement. The Individual Life and Annuities segment is compensated for property and casualty insurance products sold through its distribution network. In the event of a sale of the property and casualty operations that resulted in continued access to non-proprietary property and casualty products by the Prudential Agents, as expected by management, the Individual Life and Annuities segment would expect to continue to be compensated for sales of these products, although the extent of these revenues cannot be predicted. In addition, certain expenses incurred at the corporate level are allocated to the Property and Casualty Insurance segment. Although we would seek to reduce the level of these expenses in the event of a sale of our property and casualty insurance business, these corporate level expenses would initially result in greater charges within adjusted operating income reported for Corporate and Other operations.

2001 to 2000 Annual Comparison. Adjusted operating income decreased $55 million, or 37%, from 2000 to 2001. Results for 2001 reflected a $59 million lower benefit from prior accident-year development. Adjusted operating income in 2000 reflected the negative impact of $40 million that we provided for premium refunds or credits to certain New Jersey automobile policyholders under that state's excess profits regulations. Partially offsetting this was a $35 million decrease in net investment income in 2001 from 2000.

In May 2000, we completed the acquisition of the specialty automobile business of the St. Paul Companies, which writes in the non-standard automobile insurance business. While, as discussed under "—Revenues" below, this acquisition had an effect on the comparison of revenues for 2001 to 2000, it did not have a material impact on adjusted operating income.

Revenues

The following table sets forth the Property and Casualty Insurance segment's earned premiums, which are net of reinsurance ceded, for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Automobile	$1,547	$1,403	$1,153
Homeowners	467	448	413
Other	34	33	33
Total earned premiums	$2,048	$1,884	$1,599

2002 to 2001 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased $158 million, or 8%, from 2001 to 2002, as a result of an increase in earned premiums.

Total earned premiums, as shown in the immediately preceding table, increased by $164 million or 9% from 2001 to 2002. Automobile earned premiums increased $144 million, or 10%. The increases in automobile and homeowners' insurance earned premiums came primarily from rate increases. We plan to continue pursuing rate increases, and expect to implement rate increases in 2003 at a level generally similar to those of 2002. As discussed below under "—Benefits and Expenses," commencing in the second half of 2001 we suspended our mailing solicitations for the direct distribution channel and limited the growth of new business from certain distribution channels other than Prudential Agents, based on our evaluation of the quality of the business from these alternative channels. In October 2001, we announced that we would no longer write business through our property and casualty insurance career agency channel except in a few selected markets. Since that time, we have been in the process of re-underwriting and non-renewing of business that has produced adverse loss experience, to the extent permitted contractually and by state insurance regulations.

2001 to 2000 Annual Comparison. Revenues increased $251 million, or 14%, from 2000 to 2001. The $251 million increase included an increase of $96 million in revenues from the subsidiary we acquired in May 2000 that specializes in non-standard automobile business, which is included in 2000 results only from the date of acquisition. The remaining revenue increase of $155 million, from our existing business, came primarily from a $196 million increase in earned premiums from automobile and homeowners' insurance, partially offset by a $41 million decline in investment income.

Total earned premiums increased by $285 million, or 18%, from 2000 to 2001. Excluding the impact of the acquisition mentioned above, earned premiums increased by $196 million, including the effect of a $40 million reduction in 2000 premiums from the provision for premium refunds or credits to certain New Jersey automobile policyholders, as noted above.

Automobile earned premiums increased by $250 million, or 22%, from 2000 to 2001, including $89 million from the non-standard automobile business and the effect of the $40 million reduction in 2000 premiums mentioned above. The remaining $121 million increase came primarily from new distribution channels we implemented during 1999 and 2000, including career agents focused on selling property and casualty insurance, workplace and affinity marketing, direct distribution, and independent agents, many of whom were producers for the acquired subsidiary. Improved persistency in 2001 also contributed to the growth in earned premiums.

Homeowners earned premiums increased $35 million, or 8%, from 2000 to 2001 due to lower reinsurance premiums ceded, as the number of policies in force was relatively unchanged. This stabilization of our policies in force represented an improvement compared with declines in prior years, which reflected intense rate competition that attracted customers to other companies.

Net investment income decreased by $35 million, or 18%, from $193 million in 2000 to $158 million in 2001, and decreased by $41 million excluding the impact of the acquisition mentioned above. This decrease was primarily a result of a lower average base of invested assets, reflecting lower attributed capital, and a decline in investment yield.

Benefits and Expenses

The following table shows our calendar year loss, expense and combined ratios, the impact on these calendar year ratios of catastrophic losses and our accident year combined ratios based on loss experience for the periods indicated (all based on amounts determined under statutory accounting principles).

	Year Ended December 31,		
	2002	2001	2000
Loss ratio(1):			
Automobile	78.3%	70.6%	64.0%
Homeowners	80.2	76.5	72.4
Overall	78.7	70.8	65.8
Expense ratio(2):			
Automobile	28.0	30.8	35.3
Homeowners	32.2	36.6	45.3
Overall	29.0	32.1	37.8
Combined ratio(3):			
Automobile	106.3	101.4	99.3
Homeowners	112.4	113.1	117.7
Overall	107.7	102.9	103.6
Effect of catastrophic losses included in combined ratio(4):	1.5	2.2	2.7
Accident year combined ratio(5):	107.4	110.2	114.5

(1) Represents ratio of incurred losses and loss adjustment expenses to earned premium. Ratios reflect the net development in the calendar period from prior accident year reserves of $3 million (favorable) in the year ended December 31, 2002, $106 million (favorable) in 2001, and $165 million (favorable) in 2000. Ratios also reflect recoveries from current accident year stop-loss reinsurance contracts of $41 million in the year ended December 31, 2002 and $80 million in each of the years ended December 31, 2001 and 2000.

(2) Represents ratio of operating expenses to net written premium.

(3) Represents the sum of (1) and (2).

(4) Represents losses and loss adjustment expenses attributable to catastrophes that are included in the combined ratio. Our calendar year catastrophe losses include both current and prior accident year losses. We classify as catastrophes those events that are declared catastrophes by Property Claims Services, which is an industry organization that declares and tracks all property-related catastrophes causing insured property damage in the U.S. Property Claims Services declares an event a catastrophe if it causes in excess of a specified dollar amount of insured property damage, which was $25 million throughout the periods presented, and affects a significant number of policyholders and insurance companies.

(5) Accident year combined ratios reflect the combined ratios for accidents that occur in the indicated calendar year, restated to reflect subsequent changes in loss estimates for those claims based on cumulative loss data through December 31, 2002. These ratios reflect the recoveries from stop-loss reinsurance contracts as noted above. We analyze accident-year combined ratios because they reflect the actual loss experience of accidents that occur in a given period excluding the effect of accidents that occur in other periods.

2002 to 2001 Annual Comparison. Our automobile loss ratio, as shown in the table immediately above, increased from 2001 to 2002 primarily due to the lower net benefit from prior accident-year reserve development in 2002, of $72 million, and $22 million of lesser benefits from stop-loss reinsurance recoveries. During 2002, we released $68 million of reserves related to our New Jersey auto business due to continued favorable development in claim cost trends, but strengthened reserves for our non-New Jersey business by $44 million because our claims experience was less favorable than we previously estimated in establishing reserves for prior accident years. In 2001, we released $94 million of reserves related to our New Jersey business, while the results of the non-New Jersey business were not impacted significantly by changes in estimates of prior accident year loss reserves.

Based on an evaluation conducted in 2001 of the quality of the new business produced through distribution channels we implemented in 1999 and 2000, we discontinued our mailing solicitations for the direct distribution channel and limited the growth of business from some of our other distribution channels, commencing in the third quarter of 2001. In October 2001, we announced that we would no longer write business through our property and casualty insurance career agency channel except in a few selected markets. We have been in the process of re-underwriting and non-renewing business that has produced adverse loss experience to the extent permitted contractually and by state insurance regulations, and pursuing rate increases across our business. These efforts have not yet affected the loss ratio significantly, as the business produced prior to their implementation will continue to affect the accident year results until the associated premiums are fully earned. Our ability to implement re-underwriting and non-renewal measures has been limited by regulatory requirements in various jurisdictions. Consistent with our geographic market segmentation strategy, we have ceased writing new homeowners' business in a number of states to further reduce our exposure to catastrophes consistent with our profitability objectives.

The 3.7-point increase in the homeowners' loss ratio from 2001 to 2002 is due to a $16 million higher unfavorable development on prior accident year losses and a reduction of $11 million in stop-loss reinsurance recoveries, partially offset by $4 million lower catastrophe losses in 2002 on this business and the impact of rate increases implemented on homeowners policies.

Total calendar year catastrophe losses amounted to $31 million for 2002 compared to $42 million in 2001.

Losses that we ceded through reinsurance, including stop-loss reinsurance, resulted in decreases in the total combined ratio of 3.8 percentage points for 2002 and 7.3 percentage points for 2001.

Our overall expense ratio has continued to improve, by 3.1 percentage points from 2001 to 2002, as we benefited in 2002 from staff reductions and the favorable impact of the increased premium base.

The decrease in the accident year combined ratio resulted from the decline in the expense ratio. Recoveries from stop-loss reinsurance resulted in decreases in the accident year combined ratio of 2.0 percentage points in 2002 and 4.3 percentage points in 2001.

2001 to 2000 Annual Comparison. Our automobile loss ratio increased from 2000 to 2001 primarily due to the lower net benefit from prior accident-year reserve development in 2001. We released reserves of $106 million in 2001 and $165 million in 2000 primarily because our automobile casualty claims experience for prior years was more favorable than we previously estimated in establishing reserves for these accident years. The impact of experience on new automobile business also contributed to the increase in this ratio, since the experience on our seasoned automobile business was relatively consistent. We added significant new automobile business during 2001, primarily in the first half of the year.

The increase in the homeowners' loss ratio came from a 16% increase in claim severity and a 3% increase in claim frequency. Our stop-loss reinsurance recoveries resulted in decreases in the homeowners' combined ratio of 5.4 percentage points in 2001 and had no impact in 2000.

Our calendar year catastrophe losses, net of reinsurance, amounted to $42 million for 2001 compared to $45 million for 2000.

Losses that we ceded through reinsurance, including stop-loss reinsurance, resulted in decreases in the total combined ratio of 7.3 percentage points for 2001 and 8.3 percentage points for 2000.

Our overall expense ratio for 2001 decreased from 2000, as we incurred costs in 2000 to develop our distribution channels and benefited in 2001 from staff reductions and the favorable impact of the increased premium base.

The decrease in the accident year combined ratio resulted from the decline in the expense ratio. Recoveries from stop-loss reinsurance resulted in decreases in the accident year combined ratio of 4.3 percentage points in 2001 and 4.8 percentage points in 2000.

Investment Division

Investment Management

Operating Results

The following table sets forth the Investment Management segment's operating results for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
		(in millions)	
Operating results:			
Revenues(1)	$1,235	$1,357	$1,467
Expenses	1,096	1,216	1,262
Adjusted operating income	139	141	205
Realized investment gains (losses), net	64	(8)	1
Income from continuing operations before income taxes	$ 203	$ 133	$ 206

(1) Revenues exclude realized investment gains (losses), net, of $64 million, $(8) million and $1 million for the years ended December 31, 2002, 2001 and 2000, respectively. 2002 includes a gain of $59 million from the sale of a specialized asset management subsidiary.

Income From Continuing Operations Before Income Taxes

2002 to 2001 Annual Comparison. Income from continuing operations before income taxes increased $70 million, from $133 million in 2001 to $203 million in 2002. The increase reflects realized investment gains, net, of $64 million in 2002, as compared to losses of $8 million in 2001. For a discussion of realized investment gains (losses), net, see "—Consolidated Results of Operations—Realized Investment Gains." Adjusted operating income was essentially unchanged from 2001 to 2002, as discussed below.

2001 to 2000 Annual Comparison. Income from continuing operations before income taxes decreased $73 million, from $206 million in 2000 to $133 million in 2001. The decrease is primarily the result of a $64 million decline in adjusted operating income, as discussed below. Realized investment gains, net, were $1 million in 2000 compared to realized investment losses, net, of $8 million in 2001.

Adjusted Operating Income

2002 to 2001 Annual Comparison. Adjusted operating income for 2002 was essentially unchanged from 2001. Lower fee revenues resulting from declines in market value of the underlying equity assets under management as well as lower average mutual fund customer account balances on which our fees are based, and lower mortgage loan origination and servicing revenue were largely offset by a decrease in expenses resulting from the decline in revenue and cost saving measures implemented in 2001. We incurred $23 million and $55 million of employee termination and facilities consolidation costs in 2002 and 2001, respectively.

2001 to 2000 Annual Comparison. Adjusted operating income decreased $64 million, from $205 million in 2000 to $141 million in 2001 due primarily to lower earnings from asset management and lower asset based distribution revenues resulting from declines in market value of the underlying assets on which our fees our based. Although 2000 adjusted operating income reflected expenses related to the consolidation of substantially all of our public equity management capabilities into our Jennison unit, these expenses were largely offset by revenues from performance incentive fees that exceeded those earned in 2001.

Revenues

The following table sets forth the Investment Management segment's revenues, as shown in the table above under "—Operating Results," by source for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Revenues:			
Retail customers(1)	$ 184	$ 210	$ 244
Institutional customers	335	383	409
General account	221	227	221
Sub-total	740	820	874
Mutual fund revenues(2)	495	537	593
Total revenues	$1,235	$1,357	$1,467

(1) Consists of individual mutual funds and both variable annuities and variable life insurance asset management revenues in our separate accounts. Fixed annuities and the fixed rate options of both variable annuities and variable life insurance are included in general account. Also includes funds invested in proprietary mutual funds through our defined contribution plan products.

(2) Represents mutual fund revenues other than asset management fees paid to affiliates, which are included in the appropriate categories above.

2002 to 2001 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $122 million, from $1.357 billion in 2001 to $1.235 billion in 2002. The decrease came from a decline of $74 million in revenues from management of institutional and retail customer assets as well as a decline of $42 million in our mutual fund revenue. The decrease in revenues from management of institutional and retail customer assets came primarily from declines in market value of the underlying equity assets under management on which our fees are based, as well as lower loan origination and servicing revenue. The decline in mutual fund revenues was the result of lower average market values of customer accounts on which our fees are based.

2001 to 2000 Annual Comparison. Revenues decreased $110 million, from $1.467 billion in 2000 to $1.357 billion in 2001. The decrease came primarily from declines of $34 million in revenues from the management of retail customer assets and $26 million from management of institutional customer assets. The decrease in revenues from management of retail customer assets came primarily from market value declines on publicly traded equity securities which resulted in a lower level of average assets under management. The decrease in revenues from management of institutional customer assets reflected a $25 million performance incentive fee earned in 2000. Our mutual fund revenues decreased $56 million primarily due to lower asset based distribution revenues as well as a lower level of fee producing redemptions.

Expenses

2002 to 2001 Annual Comparison. Expenses, as shown in the table above under "—Operating Results," decreased $120 million, from $1.216 billion in 2001 to $1.096 billion in 2002. The decrease primarily reflects decreases in incentive compensation expenses. Additionally, our 2002 results reflect savings associated with cost reduction initiatives implemented in 2001. In 2002 and 2001 our results reflect $23 million and $55 million, respectively, in employee termination and facility consolidation costs.

2001 to 2000 Annual Comparison. Expenses decreased $46 million, from $1.262 billion in 2000 to $1.216 billion in 2001 due primarily to a decrease in general and administrative expenses reflecting our expense management efforts and lower sales-based and asset-based compensation expense. Additionally, our 2001 results included expenses for the entire year relating to the mortgage origination and servicing activities of a subsidiary that we acquired in June 2000, while our 2000 results included approximately $40 million of expenses related to the consolidation of substantially all of our public equity management capabilities into our Jennison unit.

Financial Advisory

Operating Results

The following table sets forth the Financial Advisory segment's operating results for the periods indicated. For the years ended December 31, 2002, 2001 and 2000, there was no activity that resulted in items excluded from adjusted operating income. Therefore, results of this segment were the same on both an adjusted operating income basis and a GAAP basis.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Operating results:			
Non-interest revenues	$2,280	$2,495	$3,090
Net interest revenues	175	256	310
Total revenues, net of interest expense	2,455	2,751	3,400
Total non-interest expenses	2,496	2,887	3,001
Adjusted operating income	$ (41)	$ (136)	$ 399

In February 2003, we announced an agreement with Wachovia Corporation ("Wachovia") to combine each company's respective retail securities brokerage and clearing operations to form a new firm, which will be headquartered in Richmond, VA. Under the agreement we will have a 38% ownership interest in the new firm, which we will account for under the equity method of accounting, while Wachovia will own the remaining 62%. The transaction, which includes our securities brokerage operations, but does not include equity sales, trading and research operations or our consumer banking operations, is anticipated to close in the third quarter of 2003. This transaction is subject, among other things, to regulatory approvals and filings and customary closing conditions.

Adjusted Operating Income

2002 to 2001 Annual Comparison. The Financial Advisory segment reported losses, on an adjusted operating income basis, of $41 million for 2002 and $136 million for 2001. The $95 million decline in the segment's loss came primarily from reduced losses in our securities brokerage operations, which reported a loss of $87 million for 2002 as compared to a loss of $180 million for 2001. These operations incurred costs of $38 million in 2002 and $65 million in 2001 to reduce staffing levels, occupancy and other overhead costs. The reduction in the loss reflects lower non-interest expenses resulting from these actions, as well as the $27 million decrease in implementation costs, which together more than offset the negative impact of the continued decline in retail client commissions and net interest revenue. Adjusted operating income from our equity sales and trading operations increased $4 million, to $44 million for 2002. Adjusted operating income for 2001 included $20 million that Prudential Securities earned as co-manager in the initial public offering of our Common Stock during the fourth quarter of 2001, which is offset by a corresponding charge in our Corporate and Other results. The improved results of our equity sales and trading operations are due primarily to our cost reduction initiatives and a decrease in costs associated with implementing these initiatives, from $15 million in 2001 to $5 million in 2002.

2001 to 2000 Annual Comparison. The Financial Advisory segment reported a loss of $136 million, on an adjusted operating income basis, for 2001 compared to adjusted operating income of $399 million for 2000. The $535 million decline came primarily from a $442 million decrease from our securities brokerage operations, which reported a loss of $180 million for 2001 compared to adjusted operating income of $262 million in 2000. These operations were adversely affected in 2001 by a decline in individual investor transaction volume and margin loan balances, which resulted in decreased commission and net interest revenues. These revenue declines were coupled with increased costs of recruiting and retaining Financial Advisors, including increased expenses relating to recruiting and retention incentives extended to experienced Financial Advisors. Additionally, we incurred costs of $65 million in 2001 from employee terminations associated with staff reductions, as well as branch closings and facilities consolidations. Adjusted operating income from our equity sales and trading operations decreased $50 million from $90 million in 2000, to $40 million in 2001. Adjusted operating income for 2001 included $20 million that Prudential Securities earned as co-manager in the initial public offering of our Common Stock, as discussed above. The decrease in adjusted operating income reflected a decline in our revenues from principal trading activities supporting retail and institutional customers as well as increased costs from employee terminations associated with staff reductions and facilities consolidations. The remaining $43 million decrease in the segment's adjusted operating income came from our consumer banking operations, which benefited in 2000 from the sale of a major portion of the consumer bank's credit card receivables.

Revenues

The following table sets forth the Financial Advisory segment's revenues, as shown in the table above under "—Operating Results," by source for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Commissions	$1,383	$1,525	$1,985
Fees	750	758	825
Other	147	212	280
Total non-interest revenues	2,280	2,495	3,090
Net interest revenues	175	256	310
Total revenues, net of interest expense	$2,455	$2,751	$3,400

2002 to 2001 Annual Comparison. Total revenues, net of interest expense, as shown in the table above under "—Operating Results," decreased $296 million from 2001 to 2002. The decrease came primarily from a $248 million decline in revenues from our securities brokerage operations, from $2.303 billion in 2001 to $2.055 billion in 2002.

Commission revenues decreased $142 million from 2001 to 2002. The decrease came from a $154 million decline in commissions in our securities brokerage operations, from $1.200 billion in 2001 to $1.046 billion in 2002, due primarily to a decline in over-the-counter and listed equity securities transactions. Commission revenues continue to be negatively affected by less active securities markets and reduced client transaction volume. The decrease in commissions in our securities brokerage operations was partially offset by an increase of $12 million from our equity sales and trading operations. Commission revenue for 2001 included $10 million that Prudential Securities received as co-manager in the initial public offering of our Common Stock. The improvement for 2002 is the result of increased over-the-counter equity commissions from our institutional customers.

Fee revenues, which include asset management and account service fees, were essentially unchanged from 2002 to 2001. Fee revenues benefited from new assets gathered in the wrap-fee and managed accounts, as well as an increase in account service fees, reflecting a revised pricing schedule implemented at the beginning of 2002. However, the negative impact of market value declines on wrap-fee managed account assets under management, competitive pricing pressures, changes in product mix and market value declines on clients' mutual funds, on which a portion of our fees are based, offset these improvements. Fee revenues accounted for 33% of total non-interest revenues in 2002, compared to 30% in 2001, reflecting the decrease in commission revenues and actions we have taken to increase the contribution of recurring revenues.

Other revenues decreased $65 million from 2001 to 2002. The decrease is primarily attributable to our equity sales and trading operations, which included $12 million in fee revenue received in 2001 as co-manager in the initial public offering of our Common Stock. The reduced trading revenues we experienced primarily reflected reduced trading spread in the equities securities markets.

Net interest revenues decreased $81 million from 2001 to 2002, primarily as a result of a decrease in average customer margin lending and other customer related balances of our securities brokerage operations, reflecting the reduced level of individual investor activity. Average customer margin lending balances were $2.9 billion in 2002 compared to $4.4 billion in 2001.

The number of retail Financial Advisors was 4,377 at December 31, 2002, a decrease of 22% from 5,585 at December 31, 2001. The majority of the decline from 2001 came from Financial Advisors with less than 4 years of industry experience and reflects the attrition of less experienced Financial Advisors and a decrease in our hiring of inexperienced Financial Advisors to be trained by us.

Assets under management and client assets decreased $37 billion to $220 billion at December 31, 2002 from $257 billion at December 31, 2001, primarily as a result of overall market value declines.

2001 to 2000 Annual Comparison. Total revenues, net of interest expense, decreased $649 million, or 19%, from 2000 to 2001. The decrease came primarily from a $517 million decline in revenues from our securities brokerage operations, from $2.820 billion in 2000 to $2.303 billion in 2001.

Commission revenues decreased $460 million, or 23%, from 2000 to 2001. The decrease came from a $420 million decline in commissions in our securities brokerage operations from $1.620 billion in 2000 to $1.200 billion in 2001. This decrease is primarily from over-the-counter and listed equity securities transactions. Commission revenues were negatively affected in 2001 by less active securities markets and reduced retail transaction volume, and benefited in 2000 from exceptionally active over-the-counter equity markets and related retail transaction volume in the first four months of the year. Commissions from our equity sales and trading operations decreased $40 million from $365 million in 2000 to $325 million in 2001, which included revenues of $10 million that Prudential Securities received as co-manager in the initial public offering of our Common Stock. Commission revenues in 2000 benefited from exceptionally active equity securities markets during the first four months of the year.

Fee revenues, which include asset management and account service fees, declined $67 million, or 8%, from 2000 to 2001. The decline came from a decrease in revenues from wrap-fee products, reflecting competitive pricing pressures and changes in product mix, as well as the negative impact of market value declines. The negative impact of market value declines on wrap-fee and managed account assets under management essentially offset the impact of new assets gathered in these accounts. Additionally, the negative impact of market value declines on clients' mutual funds, on which a portion of our fees are based, contributed to the decline in fee revenues.

Other revenues decreased $68 million, or 24%, from 2000 to 2001. This decrease came primarily from declines of $43 million in our equity sales and trading operations and $36 million in our consumer banking operations. Revenues in our equity sales and trading operations in 2001, which included $12 million associated with the initial public offering of our Common Stock, were negatively affected by reduced revenues from principal trading supporting retail and institutional customers, while 2000 revenues benefited from exceptionally active equity securities markets during the first four months of the year. The decrease for the consumer banking operations is due primarily to the sale of a major portion of the consumer bank's credit card receivables in 2000.

Net interest revenues decreased $54 million, or 17%, from 2000 to 2001, primarily as a result of a decrease in average customer margin lending balances of our securities brokerage operations, related to the reduced level of individual investor activity. Average customer margin lending balances were $4.4 billion in 2001 compared to $6.6 billion in 2000. Increased investment income on greater attributed capital partially offset the impact of lower average customer margin lending balances.

The number of retail Financial Advisors was 5,585 at December 31, 2001, a decrease of 8% from 6,103 at December 31, 2000. Approximately 90% of the decline came from Financial Advisors with less than 4 years' industry experience with us, and reflected a decrease in our recruiting of inexperienced Financial Advisors to be trained by us.

Assets under management and client assets decreased $21 billion to $257 billion at December 31, 2001 from $278 billion at December 31, 2000, primarily as a result of overall market value declines.

Non-Interest Expenses

2002 to 2001 Annual Comparison. Total non-interest expenses, as shown in the table above under "—Operating Results," decreased $391 million, or 14%, from 2001 to 2002. Non-interest expenses included costs incurred to reduce staffing levels, occupancy and other overhead costs of $65 million at our securities brokerage operations and $15 million attributable to our equity sales and trading operations in 2001, compared to 2002 amounts of $38 million for securities brokerage operations and $5 million for equity sales and trading operations. The remainder of the decrease came primarily from the reduced cost structure resulting from the actions taken and declines in revenue-based compensation costs.

2001 to 2000 Annual Comparison. Total non-interest expenses decreased $114 million from 2000 to 2001. Non-interest expenses for our securities brokerage operation decreased due to the lower level of revenues and earnings in 2001, but the decrease was not proportional to the revenue decline largely due to the recruiting and retention incentives as described above as well as $65 million in costs to reduce staffing levels, occupancy and other overhead costs incurred in 2001. Non-interest expenses for our equity sales and trading operations decreased from $398 million in 2000 to $369 million in 2001, reflecting decreased compensation expenses driven by the declines in revenue and earnings as well as $15 million in costs to reduce staffing levels, occupancy and other overhead costs incurred in 2001.

Retirement

Operating Results

The following table sets forth the Retirement segment's operating results for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Operating results:			
Revenues(1)	$2,359	$2,394	$2,624
Benefits and expenses(2)	2,218	2,284	2,437
Adjusted operating income	141	110	187
Realized investment losses, net, and related charges	(376)	(86)	(116)
Income (loss) from continuing operations before income taxes	$ (235)	$ 24	$ 71

(1) Revenues exclude realized investment losses, net, of $383 million, $100 million, and $85 million for the years ended December 31, 2002, 2001, and 2000, respectively.

(2) Benefits and expenses exclude the impact of net realized investment gains and losses on change in reserves and deferred policy acquisition cost amortization of $(7) million, $(14) million, and $31 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Income from Continuing Operations Before Income Taxes

2002 to 2001 Annual Comparison. The segment's loss from continuing operations before income taxes was $235 million in 2002 compared to income of $24 million in 2001. The decrease from 2001 reflects an increase in realized investment losses, net, and related charges of $290 million, partially offset by a $31 million increase in adjusted operating income as discussed below. For a discussion of realized investment losses, net, and related charges see "—Consolidated Results of Operations—Realized Investment Gains."

2001 to 2000 Annual Comparison. Income from continuing operations before income taxes decreased $47 million, from $71 million in 2000 to $24 million in 2001. This decrease reflects a $77 million decline in adjusted operating income, as discussed below, partially offset by a decline in realized investment losses, net, and related charges of $30 million, from $116 million in 2000 to $86 million in 2001.

Adjusted Operating Income

2002 to 2001 Annual Comparison. Adjusted operating income increased $31 million, or 28%, in 2002 from 2001 reflecting an increase in adjusted operating income of $26 million from our guaranteed products business and a $5 million reduction in the loss from our full service defined contribution business.

Our guaranteed products business reported adjusted operating income of $165 million in 2002. The increase reflects income in 2002 of $30 million from a mortgage loan prepayment and the recording of a $29 million charge to recognize increased estimates of policy liabilities in 2001. Absent the impact of these items, adjusted operating income decreased $33 million, or 20%, mostly due to lower investment results in 2002.

2001 to 2000 Annual Comparison. Adjusted operating income decreased $77 million, or 41%, in 2001 from 2000. Adjusted operating income benefited $64 million in 2000 primarily from refinements in our annuity reserves. Excluding this change, adjusted operating income decreased $13 million, or 11%. The $13 million decrease came from a decrease in adjusted operating income of $26 million from our guaranteed products business, partially offset by a $13 million reduction in losses from our full service defined contribution business.

Our guaranteed products business reported adjusted operating income of $139 million in 2001, a decrease of $26 million from 2000 adjusted operating income, excluding the impact of the annuity reserve refinements noted above. Results from this business in 2000 were negatively affected by a $56 million charge we recorded to increase reserves for our structured settlement products as a result of our restructuring of the investment portfolio supporting these products to reduce the emphasis on equity investments, and we also recorded charges amounting to $26 million during that year to establish reserves for guaranteed benefits on several separate account contracts. However, the impact of the foregoing items was largely offset by less favorable mortality experience in 2001, and, during the first nine months of 2001, we recorded approximately $29 million of increased estimates of policy liabilities relating to prior periods. This business was also adversely affected by the gradual runoff of our general account products, including general account GIC business.

Our full service defined contribution business, which benefited from lower expense levels in 2001, reported a loss of $29 million on an adjusted operating income basis compared to a loss of $42 million in 2000.

Revenues

2002 to 2001 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $35 million from 2001 to 2002. Net investment income decreased $74 million, or 3%, from $2.148 billion in 2001 to $2.074 billion in 2002. The decrease in net investment income is due to a decline in yields on invested assets, partially offset by $30 million of income from a mortgage loan prepayment. Premiums increased $57 million on our guaranteed products business primarily due to increased sales of structured settlement and single sum products and the recording of increased estimates of policy liabilities for return premiums in 2001.

2001 to 2000 Annual Comparison. Revenues decreased $230 million, or 9%, from 2000 to 2001. Net investment income decreased $159 million, or 7%, from $2.307 billion in 2000 to $2.148 billion in 2001 reflecting lower yields as well as the gradual runoff of our general account products, including general account GIC business. Premiums, policy charges and fees decreased $49 million, from $149 million in 2000 to $100 million in 2001, reflecting lower sales of general account group annuity products.

Benefits and Expenses

2002 to 2001 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," decreased $66 million, or 3%, from 2001 to 2002. Policyholders' benefits, together with the change in policy reserves and interest credited to policyholders, decreased $32 million from 2001 to 2002 reflecting the decline in yields and increased estimates on policy liabilities recorded in 2001. These items were partly offset by the increase in premium activity noted above. Operating expenses for our defined contribution business decreased $21 million due primarily to cost reduction measures implemented in prior periods.

2001 to 2000 Annual Comparison. Benefits and expenses decreased $153 million, or 6%, from 2000 to 2001. This decrease includes the effect of refinements in our annuity reserves in 2000 as noted above. Excluding this change, benefits and expenses decreased $217 million, or 9%. Policyholders' benefits together with the change in policy reserves and interest credited to policyholders, decreased $128 million in 2001 from 2000, excluding the effect of the 2000 refinement in annuity reserves. The decrease reflected our maturing block of group annuity business and the decline in premiums mentioned above. In addition, operating expenses for our defined contribution business decreased $39 million due primarily to cost reduction measures implemented in prior periods. Interest expense decreased $31 million from 2000 to 2001 as a result of a lower level of investment-related borrowing and lower borrowing rates.

Sales Results and Account Values

The following table shows the changes in the account values and net sales of Retirement segment products for the periods indicated. Net sales are total sales minus withdrawals or withdrawals and benefits, as applicable. As noted above under "—Insurance Division—Individual Life and Annuities—Sales Results and Account Values," neither sales nor net sales are revenues under GAAP.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Defined Contribution:			
Beginning total account value	$24,640	$26,046	$25,788
Sales	3,858	3,689	5,439
Withdrawals	(3,248)	(3,422)	(3,937)
Change in market value, interest credited and other activity(1)	(2,336)	(1,673)	(1,244)
Ending total account value	$22,914	$24,640	$26,046
Net sales	$ 610	$ 267	$ 1,502
Guaranteed Products(2):			
Beginning total account value	$39,825	$41,577	$41,757
Sales	1,467	2,299	2,024
Withdrawals and benefits	(3,590)	(4,372)	(5,279)
Change in market value and interest income	2,166	2,198	2,997
Other(3)	(810)	(1,877)	78
Ending total account value	$39,058	$39,825	$41,577
Net sales	$(2,123)	$(2,073)	$(3,255)

(1) The year ended December 31, 2002 includes increases to account values of $360 million added to customer accounts due to Common Stock received as demutualization consideration and increases to account values of $448 million added to customer accounts from inclusion of amounts not previously reflected in this segment. The year ended December 31, 2001 includes increases to account values of $433 million added to customer accounts due to Common Stock received as demutualization consideration.

(2) Prudential's retirement plan accounted for 32%, 29% and 27% of sales for the years ended December 31, 2002, 2001 and 2000, respectively. This sales activity predominantly represents repricing of scheduled maturities. These scheduled maturities are also reflected in withdrawals and therefore have no impact on net sales. Ending total account value includes assets of Prudential's retirement plan of $8.5 billion, $9.1 billion and $8.2 billion at December 31, 2002, 2001 and 2000, respectively.

(3) Represents changes in asset balances for externally managed accounts. The year ended December 31, 2001 includes an increase to policyholder account values of $181 million representing cumulative conversions of client balances to products currently included in the business.

2002 to 2001 Annual Comparison. Account values in our full service defined contribution business amounted to $22.9 billion at December 31, 2002, a decrease of $1.7 billion, or 7%, from December 31, 2001. The decrease came primarily from a decline in market value of mutual funds reflecting the general downturn of the equity markets. This decline was partially offset by net sales of $610 million and $808 million added to customer accounts from inclusion of amounts not previously reflected in this segment and Common Stock received as demutualization consideration.

Account values for guaranteed products amounted to $39.1 billion at December 31, 2002, a decrease of $767 million, or 2%, from December 31, 2001.

2001 to 2000 Annual Comparison. Account values in our full service defined contribution business amounted to $24.6 billion at December 31, 2001, a decrease of $1.4 billion, or 5%, from December 31, 2000. This decrease is primarily due to a decline in market value of mutual funds reflecting the general downturn in the equity markets. In addition, net sales decreased $1.2 billion in 2001 from 2000, reflecting a decrease in new institutional clients.

Account values for guaranteed products amounted to $39.8 billion at December 31, 2001, a decrease of $1.8 billion, or 4%, from December 31, 2000. The decrease from December 31, 2000 is primarily due to a decrease in separate account annuity assets that reflected approximately $1.4 billion of annuity benefits.

Other Asset Management

Operating Results

The following table sets forth the Other Asset Management segment's operating results for the periods indicated. For the years ended December 31, 2002, 2001 and 2000, there was no activity that resulted in items excluded from adjusted operating income. Therefore, results of this segment were the same on both an adjusted operating income basis and a GAAP basis.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Operating results:			
Revenues	$90	$105	$66
Expenses	45	50	24
Adjusted operating income	$45	$ 55	$42

Adjusted Operating Income

2002 to 2001 Annual Comparison. Adjusted operating income decreased $10 million from $55 million in 2001 to $45 million in 2002. Increases in adjusted operating income from our commercial mortgage securitization operation and proprietary investment and syndication activities were more than offset by a decline in the adjusted operating income of our hedge portfolios, which were significantly reduced in size during 2002 and held assets of $2.7 billion as of December 31, 2002.

2001 to 2000 Annual Comparison. Adjusted operating income increased $13 million, from $42 million in 2000 to $55 million in 2001. The increase came primarily from our commercial mortgage securitization operations, which benefited from changes in market value of financial instruments held pending securitizations. As of December 31, 2001, the hedge portfolios held assets, including both principal positions and securities financing positions, of approximately $3.9 billion, compared to $7.9 billion at December 31, 2000.

Revenues

2002 to 2001 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $15 million, from $105 million in 2001 to $90 million in 2002. The decrease was primarily due to the reduction in our hedge portfolios partially offset by an increase in revenue associated with our proprietary investment and syndication activities.

2001 to 2000 Annual Comparison. Revenues increased $39 million, from $66 million in 2000 to $105 million in 2001. The increase in revenue was due primarily to a $21 million increase in revenue associated with our commercial mortgage securitization operations, which benefited from a change in market value of financial instruments held pending securitizations. Additionally, our results for 2001 included $15 million in revenues associated with our proprietary investment and syndication activities.

Expenses

2002 to 2001 Annual Comparison. Expenses, as shown in the table above under "—Operating Results," decreased $5 million, from $50 million in 2001 to $45 million in 2002. The decrease in expenses was due to lower origination and underwriting expenses associated with our commercial mortgage securitization operations resulting from lower production, and lower expenses associated with our hedge portfolios. These expense reductions were partially offset by higher expenses related to our proprietary investment and syndication activities.

2001 to 2000 Annual Comparison. Expenses increased $26 million, from $24 million in 2000 to $50 million in 2001. The increase was due to $19 million in expenses associated with our proprietary investment and syndication activities and a $7 million increase in expenses associated with our commercial mortgage securitization operations.

International Insurance and Investments Division

International Insurance

Our international insurance operations are subject to currency fluctuations that can materially affect the U.S. dollar results of our international insurance operations from period to period even if results on a local currency basis are relatively constant. Exchange rates fluctuated significantly in the three years ended December 31, 2002. The financial results of our International Insurance segment reflect the impact of forward currency transactions and internal hedges, whereby some currency fluctuation exposure is assumed in our Corporate and Other operations. These hedging transactions increased international insurance revenues by $32 million in 2002, $45 million in 2001, and $19 million in 2000. An integral element in the management of this exposure is the execution by Corporate and Other operations of forward currency transactions with independent counterparties. Unless otherwise stated, we have translated all information in this section, including the impact of the aforementioned currency hedging transactions, on the basis of actual exchange rates for the years indicated. To achieve a better understanding of local operating performance, where indicated below, we analyze results both on the basis of translated results based on actual exchange rates and on the basis of local results translated at a constant exchange rate. When we discuss constant exchange rate information below, we translated on the basis of the average exchange rates for the year ended December 31, 2002.

Operating Results

The following table sets forth the International Insurance segment's operating results for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
Operating results:			
Revenues(1):			
International Insurance, excluding Gibraltar Life	$2,379	$2,120	$1,920
Gibraltar Life	2,694	2,026	—
	5,073	4,146	1,920
Benefits and expenses:			
International Insurance, excluding Gibraltar Life	2,000	1,771	1,624
Gibraltar Life(2)	2,316	1,764	—
	4,316	3,535	1,624
Adjusted operating income	757	611	296
Realized investment gains (losses), net, excluding Gibraltar Life	5	(32)	(15)
Realized investment losses, net, and related charges, Gibraltar Life	(178)	(25)	—
	(173)	(57)	(15)
Income from continuing operations before income taxes	$ 584	$ 554	$ 281

(1) Revenues, excluding Gibraltar Life, exclude realized investment gains (losses), net, of $5 million, $(32) million, and $(15) million for the years ended December 31, 2002, 2001 and 2000. Revenues for Gibraltar Life exclude realized investment gains (losses), net, of $(162) million and $(25) million for the years ended December 31, 2002 and 2001.

(2) Benefits and expenses for Gibraltar Life for the year ended December 31, 2002 exclude the portion of net realized investment gains required to be paid as dividends to policyholders of $16 million. Gibraltar Life had no such activity for the year ended December 31, 2001.

Income from Continuing Operations Before Income Taxes

2002 to 2001 Annual Comparison. Income from continuing operations before income taxes increased $30 million, from $554 million in 2001 to $584 million in 2002. This increase reflects a $146 million increase in adjusted operating income, from $611 million in 2001 to $757 million in 2002, as discussed below, partially offset by a $116 million increase in realized investment losses, net, and related charges, from $57 million in 2001 to $173 million in 2002. For a discussion of realized investment losses, net, and related charges see "—Consolidated Results of Operations—Realized Investment Gains."

2001 to 2000 Annual Comparison. Income continuing operations before income taxes increased $273 million, from $281 million in 2000 to $554 million in 2001. This increase reflects a $315 million increase in adjusted operating income, from $296 million in 2000 to $611 million in 2001, as discussed below, partially offset by a $42 million increase in realized investment losses, net, and related charges, from $15 million in 2000 to $57 million in 2001.

Adjusted Operating Income

2002 to 2001 Annual Comparison. Adjusted operating income increased $146 million from 2001 to 2002, including a $116 million greater contribution from Gibraltar Life for which the year 2001 includes only its initial eight months of reported results, from the April 2, 2001 date of its reorganization through November 30, 2001.

Adjusted operating income for Gibraltar Life increased $116 million from $262 million for the initial eight months of operations in 2001, which included a $56 million gain from policy surrenders associated with the initial period of operations after restructuring, to $378 million for 2002. Gibraltar Life's adjusted operating income of $378 million for 2002 reflects charges from refinements of estimates, primarily of amounts due to policyholders, and lower surrender gains due to more favorable persistency. The impact of these items was offset primarily by favorable mortality experience and a decrease in the estimated liability for guaranty fund assessments.

Gibraltar Life's $378 million adjusted operating income reported for 2002 reflected revenues of $2.694 billion and benefits and expenses of $2.316 billion, which included expenses of approximately $25 million related to the refinements of estimates noted above, which considered Gibraltar Life's first full year of operations following its reorganization. Gibraltar Life's revenues were comprised primarily of $2.150 billion of premiums and policy charges and fees, and $500 million of net investment income. Benefits and expenses were comprised of $1.629 billion of policyholders' benefits, including changes in reserves, $89 million in interest credited to policyholders' account balances, $101 million in dividends to policyholders and $497 million of general and administrative expenses, including distribution costs. As a result of Gibraltar Life's emergence from reorganization proceedings in April of 2001 and the reduction in benefits for in force policies, when we established Gibraltar Life's initial liability for future policy benefits, we assumed a higher than normal level of policy surrenders for the near term. Our surrender rate assumptions commencing at the date of reorganization were 6% in the first year and 4% thereafter for paid-up policies and range from 2% to 38% in the first year, 3% to 14% in the second year, and 6% to 10% thereafter for premium paying policies. Gibraltar Life's adjusted operating income included in our results for 2002 was reduced by $21 million from the deviation of policy surrenders from our initial assumptions. In addition, Gibraltar Life's results for 2002 reflect favorable mortality, as well as improved investment results reflecting the transition from short-term investments held during the initial period following the reorganization due to anticipated surrender activity to longer-term investments consistent with our asset-liability management strategies.

Adjusted operating income, excluding the impact of the Gibraltar Life acquisition discussed above, increased $30 million from $349 million in 2001 to $379 million in 2002. The increase came from improved results both from our Japanese insurance operation and our operations in countries other than Japan. Adjusted operating income from our Japanese insurance operation increased $7 million, from $335 million in 2001 to $342 million in 2002. The contribution from continued growth of our existing Japanese insurance operation was partially offset in 2002 by a $19 million negative impact of currency fluctuations, including the impact of our currency hedging, and a loss from the termination of a large case that provided individual life insurance coverage to multiple employees of an organization. Our adjusted operating income from operations in countries other than Japan increased $23 million, from $14 million in 2001 to $37 million in 2002, as increased profits from our operation in Korea, reflecting strong sales and continued favorable persistency, offset continued costs of expansion into other countries and the $8 million benefit to results of the year-ago period from a refinement in the methodology used to calculate reserves in our Korean operation. Excluding the impact of the currency fluctuations, our international insurance operations other than Gibraltar Life would have had a 20% increase in adjusted operating income over the prior year.

The segment's increase in adjusted operating income includes the effect of year-over-year fluctuations in currency exchange rates as well as the impact of our hedging at expected exchange rates. On a constant exchange rate basis and excluding the impact of currency hedging, adjusted operating income, including results of Gibraltar Life, increased $165 million.

2001 to 2000 Annual Comparison. Adjusted operating income increased $315 million from 2000 to 2001. Results of Gibraltar Life, which we include in our results from April 2, 2001, the date of its reorganization, through November 30, 2001, contributed $262 million to the increase in adjusted operating income. The International Insurance segment reported adjusted operating income of $172 million for the fourth quarter of 2001, including $77 million from Gibraltar Life.

The $262 million adjusted operating income reported by Gibraltar Life reflected revenues of $2.026 billion and benefits and expenses of $1.764 billion. Gibraltar Life's revenues were comprised primarily of $1.710 billion of premiums, policy charges and fees, and $304 million net investment income, and its benefits and expenses were comprised primarily of $1.358 billion of policy benefits including changes in reserves, interest credited to policyholders' account balances and dividends to policyholders and $406 million of general and administrative expenses. Gibraltar Life's adjusted operating income for the initial eight-month period included in our results benefited from gains on policy surrenders of about $56 million, including about $6 million in the three months ended November 30, 2001. Substantially all of this contribution to adjusted operating income resulted from a high level of surrenders due to customer response to the initial impact of policy changes introduced as part of Gibraltar Life's reorganization.

Adjusted operating income, excluding the impact of the Gibraltar Life acquisition discussed above, increased $53 million, or 18%, from 2000 to 2001. Adjusted operating income for 2001 benefited $8 million from a refinement in the methodology used to calculate reserves in our Korean operations. Excluding this item, adjusted operating income increased $45 million, or 15%. The increase came from improved results both from our operations in countries other than Japan and our Japanese insurance operations. Our operations in countries other than Japan contributed adjusted operating income of $6 million for 2001, excluding the reserve refinement, compared to an operating loss of $19 million for 2000, as increased profits from our operations in Korea and Taiwan more than offset continued costs associated with our expansion into additional countries. Our Japanese insurance operations reported continuing improved results, with adjusted operating income of $335 million in 2001 compared to $315 million in 2000, due to strong persistency and new sales, partially offset by a negative impact of about $24 million from currency fluctuations and less favorable mortality experience.

The segment's increase in adjusted operating income includes the unfavorable effect of year over year fluctuations in currency exchange rates as well as the impact of our hedging at expected exchange rates. On a constant exchange rate basis and excluding the impact of currency hedging, adjusted operating income, including results of Gibraltar Life, increased $323 million.

Revenues

2002 to 2001 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased $927 million from $4.146 billion in 2001 to $5.073 billion in 2002, including a $668 million increase from Gibraltar Life. Excluding the impact of Gibraltar Life, revenues increased $259 million, or 12%, from $2.120 billion in 2001 to $2.379 billion in 2002. The $259 million increase in revenues came primarily from an increase in premium revenue of $251 million, or 14%, from $1.832 billion in 2001 to $2.083 billion in 2002. Premiums from our Korean operation increased $154 million, from $285 million in 2001 to $439 million in 2002, and premiums in our Japanese operation other than Gibraltar Life increased $75 million primarily the result of strong persistency and new sales partially offset by the impact of currency exchange rate fluctuations. Premium revenue in all other countries increased $22 million from 2001 to 2002. On a constant exchange rate basis and excluding the impact of currency hedging, total segment revenues increased $1.041 billion, or 26%, from 2001 to 2002, for which the year-ago period includes the initial eight months of activity of Gibraltar Life. Excluding Gibraltar Life, total segment revenues on a constant exchange rate basis and excluding the impact of currency hedging increased $334 million, or 16 %.

2001 to 2000 Annual Comparison. Revenues increased $2.226 billion from 2000 to 2001, including $2.026 billion from Gibraltar Life. Excluding the impact of the Gibraltar Life acquisition, revenues increased $200 million, or 10%, from 2000 to 2001. The $200 million increase in revenues came primarily from an increase in premium revenue of $152 million, or 9%, from $1.680 billion in 2000 to $1.832 billion in 2001. Premiums from our Korean operations increased $97 million, from $188 million in 2000 to $285 million in 2001, as a result of increased sales and strong persistency. Premium revenue in all other countries increased $55 million, from $1.492 billion in 2000 to $1.547 billion in 2001, primarily as a result of continued strong persistency and new sales in Japan and Taiwan. On a constant exchange rate basis and excluding the impact of currency hedging, total segment revenues increased $2.369 billion, from 2000 to 2001.

Benefits and Expenses

2002 to 2001 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," increased $781 million from $3.535 billion in 2001 to $4.316 billion in 2002, including a $552 million increase from Gibraltar Life. Excluding the impact of the Gibraltar Life acquisition, benefits and expenses increased $229 million, or 13%, from $1.771 billion in 2001 to $2.000 billion in 2002. The $229 million increase in benefits and expenses came primarily from an increase of $164 million in policyholders' benefits, which includes the change in reserves for future policy benefits, and an increase of $56 million in amortization of deferred policy acquisition costs. Policyholders' benefits increased from $1.382 billion in 2001 to $1.546 billion in 2002. The increase reflected a greater volume of business in force, which was driven by new sales, continued strong persistency and the aging of business in force in markets where our operations are more mature, partially offset by the impact of currency exchange rate fluctuations. On a constant exchange rate basis, total segment benefits and expenses increased $876 million.

2001 to 2000 Annual Comparison. Benefits and expenses increased $1.911 billion from 2000 to 2001, including $1.764 billion from Gibraltar Life. Excluding the impact of the Gibraltar Life acquisition, benefits and expenses increased $147 million, or 9%, from 2000 to 2001. The $147 million increase in benefits and expenses came primarily from an increase of $120 million in policyholders' benefits, which includes the change in reserves for future policy benefits. Policyholders' benefits increased from $1.268 billion in 2000 to $1.388 billion in 2001, primarily as a result of the greater volume of business in force, which was driven by new sales, continued strong persistency and the aging of business in force in markets where our operations are more mature. On a constant exchange rate basis, total segment benefits and expenses increased $2.046 billion.

Sales Results

In managing our international insurance business, we analyze new annualized premiums, which do not correspond to revenues under GAAP, as well as revenues, because new annualized premiums measure the current sales performance of the business unit, while revenues reflect the renewal persistency and aging of in force policies written in prior years and net investment income in addition to current sales.

2002 to 2001 Annual Comparison. New annualized premiums increased $51 million from $692 million in 2001 to $743 million in 2002, including an increase of $123 million from Gibraltar Life and reflecting the unfavorable impact of currency exchange rate fluctuations. On a constant exchange rate basis, new annualized premiums increased $65 million from 2001 to 2002, including an increase of $127 million from Gibraltar Life. On that basis, new annualized premiums from our operation in Japan were $541 million in 2002, including $234 million from Gibraltar Life, compared to $467 million in 2001 when Gibraltar Life's sales force sold policies for our existing Japanese insurance operation during a portion of the year, pending the completion of Gibraltar Life's reorganization. Since the first quarter of 2001, the Gibraltar Life sales force has distributed only Gibraltar Life products. Sales in Japan during 2001 were particularly strong due to anticipated premium rate increases that took effect on April 1, 2001 and October 1, 2001. Sales in all other countries, also on a constant exchange rate basis, decreased $9 million as a result of a decrease from our operations in Taiwan and Korea, where 2002 sales were affected by premium rate increases in 2001.

2001 to 2000 Annual Comparison. New annualized premiums increased $183 million, or 36%, from $509 million in 2000 to $692 million in 2001, including $110 million from Gibraltar Life and reflecting the unfavorable impact of currency exchange rate fluctuations. On a constant exchange rate basis, new annualized premiums increased $237 million, or 54%, from 2000 to 2001, including $107 million from Gibraltar Life. On that basis, new annualized premiums from our operations other than Gibraltar Life increased $130 million, or 29%. The $130 million increase included $51 million from our existing operation in Japan, reflecting an increase in the number of Life Planners from 1,811 at December 31, 2000 to 1,992 at December 31, 2001 as well as $25 million of new annualized premiums sold by the Gibraltar Life sales force for our existing operation prior to the acquisition date. After that date, the Gibraltar Life sales force has distributed only Gibraltar products. For all countries other than Japan, also on a constant exchange rate basis, new annualized premiums increased $79 million, or 59%, with $78 million of the increase coming from our operations in Korea and Taiwan. The increase in countries other than Japan reflects an increase in the number of Life Planners, from 1,684 at December 31, 2000 to 2,112 at December 31, 2001, as well as an increase in Life Planner productivity.

Investment Margins and Other Profitability Factors

Many of our insurance products sold in international markets provide for the buildup of cash values for the policyholder at mandated guaranteed interest rates. The spread between the actual investment returns and these guaranteed rates of return to the policyholder is an element of the profit or loss that we will experience on these products. Interest rates guaranteed in our Japanese insurance contracts are regulated by Japanese authorities. Between July 1, 1996 and April 1, 1999, we guaranteed premium rates using an interest rate of 3.1% on most of the products we sold even though the yield on Japanese government and high-quality corporate bonds was less than that much of this time. This resulted in some negative investment spreads over this period. As a consequence, our profitability with respect to these products in Japan during that period resulted primarily from margins on mortality, morbidity and expense charges. In response to the low interest rate environment, Japanese regulators approved a reduction in the required rates for most of the products we sell to 2.35% in April 1999, which results in our charging higher premiums on new business for the same amount of insurance. While this has also resulted in an improvement in investment spreads, these spreads had a negative impact on adjusted operating income from our Japanese insurance operation other than Gibraltar Life in 2002 and 2001, and the profitability of these products in Japan continues to result primarily from margins on mortality, morbidity, and expense charges. In 2001, Japanese regulators approved further reductions in the required interest rates applicable to most of the products we sell. As a result, we increased premium rates on most of our products sold in Japan when the new rates were implemented, in April 2001 for some products and in October 2001 for other products. Additionally, interest rates on our guaranteed products sold in Korea are regulated by Korean authorities, who approved, in April 2001, a reduction in the required rates for most of the products we sell, allowing us to charge higher premiums on new business for the same amount of insurance. While these actions enhance our ability to set rates commensurate with available investment returns, the major sources of profitability on our products in Korea, as in Japan, are margins on mortality and expense charges rather than investment spreads.

We base premiums and cash values in most countries in which we operate on mandated mortality tables. Our mortality experience in the International Insurance segment on an overall basis for 2002 and 2001 was well within our pricing assumptions and below the guaranteed levels reflected in the premiums we charge.

International Investments

Operating Results

The following table sets forth the International Investments segment's operating results for the periods indicated. For the years ended December 31, 2002, 2001 and 2000, there was no activity that resulted in items excluded from adjusted operating income. Therefore, results of this segment were the same on both an adjusted operating income basis and a GAAP basis.

	Year Ended December 31,		
	2002	2001	2000
		(in millions)	
Operating results:			
Revenues	$327	$303	$355
Expenses	337	344	379
Adjusted operating income	$ (10)	$ (41)	$ (24)

Adjusted Operating Income

2002 to 2001 Annual Comparison. Our International Investments segment reported a loss, on an adjusted operating income basis, of $10 million for 2002 compared to a loss of $41 million in 2001. The $31 million reduction in the loss reflected earnings from recently acquired units and lower expenses resulting from our earlier actions to reduce the cost structure.

2001 to 2000 Annual Comparison. The International Investments segment reported a loss, on an adjusted operating income basis, of $41 million in 2001 compared to $24 million for 2000 as 2000 results included a $17 million gain from our interest in the conversion of London Stock Exchange and Hong Kong Stock and Futures Exchange seats into listed shares and trading rights in 2000. Additionally, revenue growth was partially offset by expenses associated with the expansion of this developing business.

Revenues

2002 to 2001 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased $24 million, from $303 million in 2001 to $327 million in 2002 due primarily to asset management fees and commissions earned by recently acquired units partially offset by lower commission revenues from our futures operations.

2001 to 2000 Annual Comparison. Revenues decreased $52 million, or 15%, from 2000 to 2001. The decrease reflects lower commission revenues associated with reduced transaction volume resulting from less active equity markets in comparison to 2000 which benefited from exceptionally active equity markets in the early part of the year partially offset by increased asset management fees and commissions associated with recently acquired units. In addition, revenues for 2000 included the $17 million gain from our interest in the conversion of stock exchange seats as noted above.

Expenses

2002 to 2001 Annual Comparison. Expenses, as shown in the table above under "—Operating Results," decreased $7 million from $344 million in 2001 to $337 million in 2002 primarily due to decreases in revenue-based compensation costs and cost saving measures implemented in 2001 partially offset by expenses associated with recently acquired units.

2001 to 2000 Annual Comparison. Expenses decreased $35 million, or 9%, from 2000 to 2001, due primarily to decreases in revenue-based compensation costs. In addition, results for 2001 include expenses associated with staff reductions and facilities consolidations. Expenses associated with recently acquired units partially offset the aforementioned expense declines.

Corporate and Other Operations

Corporate and Other operations include corporate-level activities that we do not allocate to our business segments. It also consists of real estate and relocation services, international ventures, divested businesses and businesses that we have placed in wind-down status but have not divested.

Corporate-level activities consist primarily of corporate-level income and expenses not allocated to any of our business segments, including costs for company-wide initiatives such as enhancement of our Internet capabilities and income from our qualified pension plans, as well as investment returns on capital that is not deployed in any of our segments. Corporate-level activities also include returns from investments that we do not allocate to any of our business segments, including a debt-financed investment portfolio, which was substantially reduced in 2001 and the remainder liquidated in 2002, and transactions with other segments. Corporate-level activities also include certain obligations retained at the corporate level relating to policyholders whom we had previously agreed to provide insurance for reduced or no premium, in accordance with contractual settlements related to prior sales practices remediation.

	Year Ended December 31,		
	2002	2001	2000
		(in millions)	
Adjusted operating income:			
Corporate-level activities(1)	$155	$ 90	$ (21)
Other businesses:			
Real estate and relocation services	46	(11)	31
International ventures	(2)	(23)	(17)
Other	(5)	8	50
Adjusted operating income	194	64	43
Realized investment gains (losses), net, and related adjustments	(92)	187	(280)
Sales practices remedies and costs	(20)	—	—
Divested businesses	(80)	(147)	(636)
Demutualization costs and expenses	—	(588)	(143)
Income (loss) from continuing operations before income taxes	$ 2	$(484)	$(1,016)

(1) Includes consolidating adjustments.

2002 to 2001 Annual Comparison. Income from continuing operations before income taxes was $2 million in 2002, compared to a loss of $484 million in 2001 as the 2001 period included $588 million of demutualization costs and expenses as discussed in "—Consolidated Results of Operations—Demutualization Costs and Expenses." Additionally, adjusted operating income increased $130 million, from $64 million in 2001 to $194 million in 2002 as discussed below. In addition, losses from divested businesses declined $67 million, from $147 million in 2001 to $80 million in 2002 as discussed in "—Consolidated Results of Operations—Divested Businesses." The aforementioned improvements were partially offset by a $279 million decline in realized investment gains, net, and related adjustments, from realized investment gains of $187 million in 2001 to losses of $92 million in 2002, as discussed in "—Consolidated Results of Operations—Realized Investment Gains," and a $20 million charge in 2002 for sales practices remedies and costs as discussed in "—Consolidated Results of Operations—Sales Practices Remedies and Costs."

Corporate and Other operations resulted in adjusted operating income of $194 million in 2002 and $64 million in 2001, an increase of $130 million.

Corporate-level activities resulted in adjusted operating income of $155 million in 2002 and $90 million in 2001.

The increase was primarily due to higher investment income, net of interest expense, of $50 million. Corporate-level activities benefited from the impact of the transfer of net assets from the Traditional Participating Products segment at the date of our demutualization and from cash and short-term investments held at the parent company, which together contributed $229 million to current period adjusted operating income. This additional investment income was offset by lower returns from joint venture and limited partnership investments and reduced investment income, net of interest expense, from the wind-down of a debt-financed portfolio and lower yields on corporate-level invested assets.

Corporate-level general and administrative expenses were $576 million in 2002, before qualified pension income, compared to $671 million in 2001. Lower expenses, reflecting in part the impact of previous expense reduction initiatives, more than offset expenses incurred in the 2002 period associated with servicing our stockholder base and expenses associated with the implementation of our organizational changes announced in

August 2002. Income from our own qualified pension plan amounted to $502 million in 2002, compared to $540 million in 2001. The $38 million decline reflects changes in pension plan assumptions, primarily a decrease in the discount rate from 7.75% to 7.25%.

For purposes of calculating pension income from our own qualified pension plan for the year ended December 31, 2003, we will apply an expected return on plan assets of 8.75%, compared to 9.50% used in 2002, and a discount rate of 6.50%, compared to 7.25% in 2002. We determined our expected return on plan assets based upon the arithmetic average of prospective returns, based upon independent third party studies, for equity, debt and real estate markets applied on a weighted average basis to our pension asset portfolio. The decrease in expected rate of return on pension plan assets for 2003 reflects the impact of current market conditions on our prospective view for equity, debt and real estate returns, while the decrease in the discount rate reflects the impact of current market conditions. We will continue to apply a 4.50% rate of increase in compensation levels for purposes of these calculations. Giving effect to the foregoing assumptions for purposes of pension calculations, we expect that income from our own qualified pension plan will continue to contribute to adjusted operating income in 2003 at a level of about $120 million to $140 million below that of the year ended December 31, 2002. Our assumption for return on plan assets for 2003 of 8.75 % has been established as of the September 30, 2002 plan valuation for purposes of results for the year 2003 and will not change with respect to 2003 results. Had a different rate been established for 2003 we estimate that each 1% change, either upward or downward, would have resulted in a corresponding increase or decrease of $95 to $100 million in the expected contribution from our own qualified pension plan to adjusted operating income, if all other assumptions were applied without change.

Corporate-level activities in 2002 includes expenses of $96 million related to supplemental benefits paid to policyholders whom we had previously agreed to provide insurance for reduced or no premium in accordance with contractual settlements related to prior sales practices remediation. This expense resulted from the securities market downturn in 2002, as well as the reduction in policyholder dividend scale announced in December 2002, as we incur a cost to the extent existing account balances are not adequate to cover the cost of the reduced premiums. These expenses were partially offset by a $26 million reduction, in 2002, of a liability we established in 2001 for death and other benefits due with respect to policies for which we had not received a death claim but where death has occurred, due to a change in our estimate.

In 2001 Corporate-level activities included a $20 million charge offsetting the income earned by Prudential Securities as co-manager in the initial public offering of our Common Stock, which is included in adjusted operating income of our Financial Advisory segment.

Other businesses included in Corporate and Other operations resulted in adjusted operating income of $39 million in 2002, as compared to a loss, on an adjusted operating income basis, of $26 million in 2001. The improvement relates primarily to our real estate and relocation business, which reported adjusted operating income of $46 million in 2002 compared to a loss, on an adjusted operating income basis, of $11 million in 2001. The loss in 2001 reflected expenses of $35 million incurred by this business to consolidate its operating facilities, while 2002 results benefited from increased transaction volume, lower expense levels and activities of a subsidiary acquired in the fourth quarter of 2001. In addition, losses from the remaining operations included in other businesses decreased $8 million, on an adjusted operating income basis, from $15 million in 2001 to $7 million in 2002, primarily reflecting the write-off of goodwill in our international ventures unit in 2001.

2001 to 2000 Annual Comparison. Corporate and Other operations resulted in a loss from continuing operations before income taxes of $484 million in 2001, representing a $532 million decrease in the loss from $1.016 billion in 2000. The $532 million decrease in the loss was the primarily the result of a $489 million decline in losses from divested businesses, from $636 million in 2000 to $147 million in 2001 and a decline in realized investment losses, net, and related adjustments from $280 million in 2000 to gains of $187 million in 2001. Additionally, adjusted operating income increased $21 million, from $43 million in 2000 to $64 million in 2001. However, these improvements were partially offset by a $445 million increase in demutualization costs and expenses, from $143 million in 2000 to $588 million in 2001.

Corporate and Other operations resulted in adjusted operating income of $64 million in 2001 and $43 million in 2000, an increase of $21 million.

Corporate-level activities resulted in adjusted operating income of $90 million in 2001 and a $21 million loss, on an adjusted operating income basis, in 2000. The $111 million increase came primarily from $125 million greater income from our own qualified pension plan and a $22 million reduction in hedging losses retained at the corporate level, partially offset by reduced investment income and a $20 million charge offsetting the income earned by Prudential Securities as co-manager in the initial public offering of our Common Stock, which is included in adjusted operating income of our Financial Advisory segment.

Income from our own qualified pension plan amounted to $540 million in 2001, compared to $415 million in 2000. The $125 million increase came primarily from increased income on pension assets and amortization of deferred gains.

Hedging losses retained at the corporate level decreased $22 million from $26 million in 2000 to $4 million in 2001. The increase in income from our own qualified pension plan and decrease in hedging losses were partially offset by reductions in investment income from our debt-financed investment portfolio and from invested assets that we held pending disbursement for sales practices remedies and costs. Investment income from the debt-financed investment portfolio, net of interest expense, contributed $38 million to adjusted operating income for 2001 compared to $98 million for 2000, as a result of a decline in the assets in the portfolio to approximately $223 million at December 31, 2001 from $3.7 billion a year earlier. Income from invested assets related to sales practices remedies and costs declined $25 million as disbursements were made to satisfy these liabilities. Investment income for 2001 included about $15 million relating to assets initially invested within our Corporate and Other operations as a result of transactions relating to our demutualization, effective as of December 18, 2001. About half of this investment income represents earning on assets corresponding to cash payments in January 2002 for demutualization consideration in lieu of Common Stock.

General and administrative expenses at the corporate level, on a gross basis before qualified pension income, amounted to $671 million in 2001 compared to $687 million in 2000.

Other businesses included in Corporate and Other operations resulted in a loss, on an adjusted operating income basis of $26 million in 2001 compared to income of $64 million in 2000. The $90 million decline came primarily from the benefit to 2000 results from reductions of reserves for future claims in our remaining Canadian insurance operations and our wind-down group credit insurance operations. In addition, our real estate and relocation business reported a loss, on an adjusted operating income basis, of $11 million in 2001 versus adjusted operating income of $31 million in 2000. The loss in 2001 resulted from expenses of $35 million from consolidation of operating facilities as well as a decline in corporate relocation volume.

Closed Block Business

As discussed under "Overview—Financial Services Businesses and Closed Block Business," we established the Closed Block Business effective at the date of demutualization. The Closed Block Business, which represents results of our former Traditional Participating Products segment prior to the demutualization, includes our in force traditional participating life insurance and annuity products, and assets that are being used for the payment of benefits and policyholder dividends on these policies, as well as other assets and equity and related liabilities that support these policies. We have ceased offering these participating policies.

Also concurrently with our demutualization, we issued the IHC debt. We allocated the majority of the net proceeds from the issuance of the IHC debt to the Financial Services Businesses. However, we expect that the IHC debt will be serviced by the net cash flows of the Closed Block Business over time, and results of the Closed Block Business include interest expense associated with the IHC debt.

Upon the establishment of the Closed Block Business, we transferred $5.6 billion of net assets previously associated with the former Traditional Participating Products segment to the Financial Services Businesses. As a result, income (loss) from continuing operations before income taxes of the Closed Block Business excludes returns on these net assets, which were historically included in income (loss) from continuing operations before income taxes of the former Traditional Participating Products segment.

At the end of each year, the Board of Directors of Prudential Insurance determines the dividends payable for participating policies for the following year based on its statutory results and past experience, including investment income, net realized gains over a number of years, mortality experience and other factors. As required by generally accepted accounting principles, we developed an actuarial calculation of the timing of the maximum future earnings from the policies included in the Closed Block, and if actual cumulative earnings in any given period are greater than the cumulative earnings we expect, we will record this excess as a policyholder dividend obligation. We will subsequently pay this excess to Closed Block policyholders as an additional dividend unless it is otherwise offset by future Closed Block performance that is less favorable than what we originally expected. The policyholder dividends we charge to expense within the Closed Block Business will include any policyholder dividend obligations that we recognize for the excess of actual cumulative earnings in any given period over the cumulative earnings we expect in addition to the actual policyholder dividends declared by the Board of Directors of Prudential Insurance. If cumulative performance is less favorable than we expected, the policyholder dividends we charge to expense within the Closed Block Business will be the actual dividends declared by the Board of Directors. Subsequent to the date of demutualization, there was no required charge to recognize a policyholder dividend obligation for the excess of actual cumulative earnings in any given period over the cumulative earnings we expect. However, unrealized investment gains and losses that have arisen subsequent to the establishment of the Closed Block have been reflected as a policyholder dividend obligation to be paid to Closed Block policyholders, unless otherwise offset by future experience, with an offsetting amount reported in accumulated other comprehensive income and, as such, we have a policyholder dividend obligation to be paid to Closed Block policyholders of $1.605 billion recorded as of December 31, 2002.

Operating Results

Management does not consider adjusted operating income to assess operating performance of the Closed Block Business. Consequently, results of the Closed Block Business for all periods are presented only in accordance with GAAP. The following table sets forth the Closed Block Business's GAAP results for the periods indicated.

	Year Ended December 31,		
	2002	2001	2000
	(in millions)		
GAAP results:			
Revenues	$7,121	$7,728	$8,729
Benefits and expenses	7,878	8,347	8,536
Income (loss) from continuing operations before income taxes	$ (757)	$ (619)	$ 193

Income from Continuing Operations Before Income Taxes

2002 to 2001 Annual Comparison. Loss from continuing operations before income taxes increased $138 million, to $757 million for 2002 from $619 million in 2001. The increase in the loss from continuing operations before income taxes reflects a decline in net investment income, including interest expense on the IHC debt, of $402 million. This decline reflects our transfer of $5.6 billion of net assets previously associated with the former Traditional Participating Products segment at the date of our demutualization in late 2001 and a lower investment yield on the assets remaining in the Closed Block Business, as well as interest expense associated with the IHC debt, which we issued in December 2001. Partially offsetting these items was a decrease in the charge for policyholder dividends of $127 million, reflecting changes in the dividend scale for 2002 and 2003. In addition, we established $144 million of reserves in 2001 for death and other benefits due with respect to policies for which we had not received a death claim but where death has occurred. Lastly, we continue to benefit from our expense reduction efforts, for which the Closed Block Business incurred $48 million of implementation costs in 2001.

2001 to 2000 Annual Comparison. Income from continuing operations before income taxes amounted to a loss of $619 million in 2001, compared to income of $193 million in 2000, with the decline primarily due to a $634 million decrease in realized investment gains (losses), net. For a discussion of Closed Block Business realized investment losses, net, see "—Consolidated Results of Operations—Realized Investment Gains."

Revenues

2002 to 2001 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $607 million, or 8%, from 2001 to 2002. Net investment income declined $279 million, from $3.897 billion in 2001 to $3.618 billion in 2002, for the reasons discussed above. Premiums decreased $228 million, or 5%, from $4.250 billion in 2001 to $4.022 billion in 2002, reflecting a decline in first year and renewal premiums as well as paid-up additions, which represent additional insurance purchased with policyholder dividends. We discontinued sales of traditional products in connection with our demutualization and expect the decline in first year and renewal premiums to continue as the policies in force mature or terminate over time. The decline in paid up additions is consistent with the decrease in the dividend scales discussed above. Realized investment losses, net of gains, increased $44 million, from $543 million in 2001 to $587 million in 2002.

2001 to 2000 Annual Comparison. Revenues decreased $1.001 billion, or 11%, from 2000 to 2001. Realized investment gains (losses), net decreased $634 million, as discussed above. Premiums decreased $105 million, from $4.355 billion in 2000 to $4.250 billion in 2001, as an increase in paid-up additions, which represent additional insurance purchased with policyholder dividends, was more than offset by lower renewal premiums. Net investment income decreased $275 million, from $4.172 billion in 2000 to $3.897 billion in 2001, reflecting a decline in the general account invested assets supporting this business due to a lower level of borrowing activity and a lower investment yield.

Benefits and Expenses

2002 to 2001 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," decreased $469 million, or 6%, from 2001 to 2002. Operating expenses, including distribution costs that we charge to expense, decreased $136 million, from 2001 to 2002, reflecting our continued efforts to reduce operating cost levels and $48 million of implementation costs for this program incurred by the Closed Block Business in 2001. An increase in interest expense associated with the IHC debt we issued in December 2001, was a partial offset.

Policyholder benefits and related changes in reserves, including interest credited to policyholders' accounts, decreased $278 million, from $4.722 billion in 2001 to $4.444 billion in 2002. Policyholder benefits for 2001 included $144 million of reserves established for death and other benefits due with respect to policies for which we had not received a death claim but where death has occurred. Reserves established for new and renewal business decreased in 2002, consistent with our expectations and reflecting our discontinuation of sales of traditional products discussed above, partially offset by growth in reserves due to aging of policies in force.

Dividends to policyholders amounted to $2.506 billion in 2002, a decrease of $127 million, or 5%, from $2.633 billion in 2001. The decline reflects reductions in the dividend scales for 2002 and 2003 based on evaluations of the experience underlying the dividend scale.

2001 to 2000 Annual Comparison. Benefits and expenses decreased $189 million, or 2%, from 2000 to 2001. Interest expense declined $118 million, from $152 million in 2000 to $34 million in 2001, primarily due to a lower level of borrowing activity associated with the decrease in investment income. Amortization of deferred policy acquisition costs decreased $56 million, from $269 million in 2000 to $213 million in 2001, as these costs became fully amortized on a portion of this business. Operating expenses, including distribution costs that we charge to expense, decreased $26 million, from $771 million in 2000 to $745 million in 2001, as a result of efforts to reduce operating cost levels.

Policyholder benefits and related changes in reserves, including interest credited to policyholders' accounts, increased $84 million, from $4.638 billion in 2000 to $4.722 billion in 2001. The increase in benefits and reserves resulted from death benefits, including $138 million of reserves recorded in 2001 for death and other benefits due with respect to policies for which we had not received a death claim but where death has occurred, and the aging of policies in force, as well as insurance claims relating to the September 11, 2001 terrorist attacks on the U.S., which resulted in net losses of approximately $10 million. Partially offsetting these items is a reduction in the amount of reserves established for new and renewal business.

Dividends to policyholders amounted to $2.633 billion in 2001, a decrease of $73 million from $2.706 billion in 2000. There was no adjustment to the dividend scale in 2001 from the scale of 2000. The decrease relates to the portion of our dividend provision related to dividends for the subsequent year and reflects dividend scale changes for 2002 based on evaluation of the experience underlying the dividend scale.

Sales Results

New statutory premiums from sales of traditional participating individual life insurance products amounted to $14 million for the year ended December 31, 2002, representing first year premiums on policies we sold prior to our demutualization, $36 million for 2001 and $49 million for 2000. We ceased sales of traditional participating products in connection with our demutualization.

Policy Surrender Experience

The following table sets forth policy surrender experience for the Closed Block Business, measured by cash value of surrenders, for the periods indicated. These amounts do not correspond to the income statement impact of surrenders under GAAP. In managing this business, we analyze the cash value of surrenders because it is a measure of the degree to which policyholders are maintaining their in force business with us, a driver of future profitability.

	Year Ended December 31,		
	2002	2001	2000
	($ in millions)		
Cash value of surrenders	$1,234	$1,246	$1,217
Cash value of surrenders as a percentage of mean future policy benefit reserves	2.6%	2.7%	2.7%

2002 to 2001 Annual Comparison. The total cash value of surrenders decreased $12 million in 2002 from 2001, primarily as a result of our efforts during 2001 to locate policyholders in connection with our demutualization. The level of surrenders as a percentage of mean future policy benefit reserves was relatively unchanged in 2002 from 2001.

2001 to 2000 Annual Comparison. The total cash value of surrenders increased $29 million, or 2%, from 2000 to 2001, primarily as a result of our efforts to locate policyholders in connection with our demutualization. The level of surrenders as a percentage of mean future policy benefit reserves was unchanged from 2000 to 2001.

Liquidity and Capital Resources

Prudential Financial

The principal sources of funds available to Prudential Financial, the parent holding company, to meet its obligations, including the payment of shareholder dividends, debt service, capital contributions to subsidiaries and operating expenses, are cash and short-term investments, dividends and returns of capital, and interest income from its direct and indirect subsidiaries. These sources of funds are complemented by Prudential Financial's capital markets access. We believe that cash flows from these sources are more than adequate to satisfy the liquidity requirements of our operations. As of December 31, 2002, Prudential Financial had cash and short-term investments of approximately $1.8 billion, a decrease of $2.6 billion, or 59%, from December 31, 2001.

Sources of Cash

Sources of cash included dividends and returns of capital of approximately $800 million from several operating businesses as well as approximately $700 million in additional cash received from operating businesses, which includes approximately $450 million in excess cash loaned to Prudential Financial on a short-term basis.

Uses of Cash

In addition to the payment of $2.1 billion for demutualization consideration to eligible policyholders in our 2001 demutualization, uses of cash included capital contributions of $1.3 billion to various operating businesses, as well as $173 million in dividends paid to common shareholders and $726 million utilized to repurchase Common Stock. Prudential Financial remains obligated to disburse further payments of approximately $950 million, representing demutualization consideration for eligible policyholders we were unable to locate. To the extent we are unable to locate these policyholders within a prescribed period of time specified by state escheat laws, typically three to seven years, the funds must be remitted to governmental authorities. Liabilities relating to demutualization consideration payments were established on the date of demutualization.

Our insurance, broker-dealer and various other companies are subject to regulatory limitations on the payment of dividends and on other transfers of funds to affiliates. With respect to Prudential Insurance, New Jersey insurance law provides that, except in the case of extraordinary dividends or distributions, all dividends or distributions paid by Prudential Insurance may be declared or paid only from unassigned surplus, as determined pursuant to statutory accounting principles, less unrealized investment gains and revaluation of assets. Upon demutualization, unassigned surplus was reduced to zero, thereby limiting Prudential Insurance's ability to pay a dividend immediately following demutualization. As of December 31, 2002 and 2001, Prudential Insurance's unassigned surplus (deficit) was ($420) million and $228 million, respectively, and there were no applicable adjustments for unrealized investment gains or revaluation of assets for purposes of the foregoing law regarding dividends and distributions. Prudential Insurance also must notify the New Jersey insurance regulator of its intent to pay a dividend. If the dividend, together with other dividends or distributions made within the preceding twelve months, would exceed a specified statutory limit, Prudential Insurance must also obtain a non-disapproval from the New Jersey insurance regulator. The current statutory limitation applicable to New Jersey life insurers generally is the greater of 10% of the prior calendar year's statutory surplus or the prior calendar year's statutory net gain from operations (excluding realized capital gains). In addition to these regulatory limitations, the terms of the IHC debt also contain restrictions potentially limiting dividends by Prudential Insurance applicable to the Financial Services Businesses in the event the Closed Block Business is in financial distress and other circumstances. In 2002, Prudential Insurance notified the New Jersey insurance regulator of its intent to pay an extraordinary dividend and, upon non-disapproval from the regulator, paid an extraordinary dividend of $228 million to Prudential Holdings, LLC. Prudential Holdings, LLC, in turn, paid $169 million of such dividend to Prudential Financial of which $150 million was attributable to the Financial Services Businesses. In addition to the Prudential Insurance dividend, two of our property and casualty subsidiaries, Prudential Property and Casualty Insurance Company of New Jersey and Prudential Property and Casualty Insurance Company, paid extraordinary dividends of $100 million and $60 million, respectively, in 2002. These subsidiaries are subject to regulations similar to those applicable to Prudential Insurance with respect to their ability to pay dividends.

The laws regulating dividends of the other states and foreign jurisdictions where our other insurance companies are domiciled are similar, but not identical, to New Jersey's. In addition, the net capital rules to which our broker-dealer subsidiaries are subject may limit their ability to pay dividends to Prudential Financial. Pursuant to Gibraltar Life's reorganization, there are certain restrictions on Gibraltar Life's ability to pay dividends to Prudential Financial.

On January 22, 2002, Prudential Financial's Board of Directors authorized a stock repurchase program under which Prudential Financial was authorized to purchase up to $1 billion of its outstanding Common Stock. As of December 31, 2002, 26.0 million shares of Common Stock were repurchased by the Company at a total cost of $800 million, including 1.7 million shares at a cost of $56 million that were immediately reissued directly to a Company deferred compensation plan. Between January 1, 2003 and February 28, 2003, the Company repurchased an additional 5.6 million shares at a total cost of $175 million.

On March 11, 2003, Prudential Financial's Board of Directors authorized a new stock repurchase program under which Prudential Financial is authorized to purchase up to $1 billion of its outstanding Common Stock. The timing and amount of any repurchases under the authorization will be determined by management based on market conditions and other considerations, and such repurchases may be effected in the open market or through negotiated transactions.

On November 12, 2002, the Company declared annual dividends for 2002 of $0.40 per share of Common Stock and $9.625 per share of Class B Stock, each payable on December 18, 2002 to shareholders of record as of

November 25, 2002. The total dividends payable amounted to $226 million and $19 million for the Common Stock and Class B Stock, respectively, of which $173 million and $19 million, respectively, were paid out as of December 31, 2002.

On December 19, 2002, we entered into a definitive Stock Purchase Agreement with Skandia Insurance Company Ltd. ("Skandia"), an insurance company based in Sweden, pursuant to which Prudential Financial will acquire Skandia U.S. Inc., a Delaware corporation ("Skandia U.S."), from Skandia. The total consideration payable in the transaction includes a cash purchase price of $1.15 billion and the assumption of a $115 million liability, subject to certain purchase price adjustments. The transaction, which is expected to close in the second quarter of 2003, is subject to various closing conditions, including, among others, regulatory approvals, filing under the Hart-Scott-Rodino Antitrust Improvements Act and approval by the boards of directors and shareholders of the mutual funds advised by Skandia U.S.'s subsidiaries. We plan to utilize cash and borrowing capacity at Prudential Financial to fund this transaction.

On February 19, 2003, we announced an agreement with Wachovia to combine each company's respective retail securities brokerage and clearing operations. This transaction is expected to close in the third quarter of 2003. The new combined company will require additional capital to finance the cost of merging the businesses. Our share of such funding, excluding related tax benefits, is expected to be approximately $400 million. That need is expected to be partially offset at closing with cash that will be distributed to Prudential Securities Group, Inc. from Prudential Securities, Inc. as the businesses are combined. The transaction is not expected to have a material impact on Prudential Financial's liquidity and capital position.

Financing Activities

Prudential Financial is authorized to borrow funds from various sources to meet its financing needs, as well as the financing needs of its subsidiaries. As of December 31, 2002, there was no outstanding third-party debt at Prudential Financial. To enhance financial flexibility, we plan to file a registration statement with the Securities and Exchange Commission in the second quarter of 2003, which will permit the issuance of public debt and equity securities.

In addition, Prudential Funding, LLC ("Prudential Funding"), a wholly-owned subsidiary of Prudential Insurance, continues to serve as a source of financing for Prudential Insurance and its subsidiaries, as well as for destacked subsidiaries. Prudential Funding operates under a support agreement with Prudential Insurance, whereby Prudential Insurance has agreed to maintain Prudential Funding's positive tangible net worth at all times. Prudential Funding borrows funds primarily through the direct issuance of commercial paper and private placement medium-term notes. Prudential Funding's outstanding loans to destacked subsidiaries are expected to decline over time as it transitions into a financing company primarily for Prudential Insurance and its remaining subsidiaries. We anticipate that our other companies will borrow directly from third parties and from Prudential Financial, as well as from Prudential Funding from time to time.

Our current financing activities principally consist of unsecured short-term and long-term unsecured debt borrowings and asset-based or secured forms of financing. These secured financing arrangements include transactions such as securities lending and repurchase agreements, which we generally use to finance liquid securities in our short-term spread portfolios.

The following table sets forth our outstanding financing as of the dates indicated:

	As of December 31,	
	2002	2001
	(in millions)	
Borrowings:		
General obligation short-term debt	$ 3,468	$ 5,334
General obligation long-term debt:		
Senior debt	1,744	2,042
Surplus notes	690	989
Total general obligation long-term debt	2,434	3,031
Total general obligations	5,902	8,365
Total limited and non-recourse borrowing(1)	2,324	2,344
Total borrowings(2)	8,226	10,709
Total asset-based financing	29,127	24,683
Total borrowings and asset-based financings(3)	$37,353	$35,392

(1) As of December 31, 2002 and 2001, $1.75 billion of limited and non-recourse debt is within the Closed Block Business.

(2) Includes $1.3 billion and $1.7 billion related to Prudential Securities Group Inc. as of December 31, 2002 and 2001, respectively.

(3) Includes $8.9 billion and $9.6 billion related to Prudential Securities Group Inc. as of December 31, 2002 and 2001, respectively.

Total general debt obligations as of December 31, 2002 decreased by $2.5 billion, or 29%, from December 31, 2001, reflecting a $597 million decrease in long-term debt obligations and a $1.9 billion decrease in short-term debt obligations. The decrease in short-term debt was driven in part by the recapitalization of Prudential Securities Group net of its increased borrowing needs, which contributed approximately $710 million to the decrease in short-term debt. In addition, various other businesses utilized over $540 million in cash from operations to reduce commercial paper outstanding. Also contributing to the decline in short-term debt were decreased borrowing needs of approximately $750 million in various operating businesses. Long-term debt decreased primarily due to the reclassification of $585 million in long-term debt to current, including $300 million in surplus notes. Asset-based financing increased by $4.4 billion in our short-term spread portfolios.

Our total borrowings consist of amounts used for general corporate purposes, investment related debt, securities business related debt and debt related to specified other businesses. Borrowings used for general corporate purposes include those used for cash flow timing mismatches at Prudential Financial and investments in equity and debt securities of subsidiaries including amounts utilized for regulatory capital purposes. Investment related borrowings consist of debt issued to finance specific investment assets or portfolios of investment assets, including institutional spread lending investment portfolios, real estate, and real estate related investments held in consolidated joint ventures, as well as institutional and insurance company portfolio cash flow timing differences. Securities business related debt consists of debt issued to finance primarily the liquidity of our broker-dealers and our capital markets and other securities business related operations. Debt related to specified other businesses consists of borrowings associated with consumer banking activities, real estate franchises and relocation services. Borrowings under which either the holder is entitled to collect only against the assets pledged to the debt as collateral, or has only very limited rights to collect against other assets, have been classified as limited and non-recourse debt. This amount includes $1.75 billion of limited and non-recourse debt within the Closed Block Business.

Our borrowings as of December 31, 2002 and 2001, categorized by use of proceeds, are summarized below:

	As of December 31,	
	2002	2001
	(in millions)	
General obligations:		
General corporate purposes	$1,596	$ 2,667
Investment related	899	1,420
Securities business related	2,614	3,123
Specified other businesses	793	1,155
Total general obligations	5,902	8,365
Limited and non-recourse debt	2,324	2,344
Total borrowings	$8,226	$10,709
Long-term debt	$4,757	$ 5,304
Short-term debt	3,469	5,405
Total borrowings	$8,226	$10,709
Borrowings of Financial Services Businesses	$6,476	$ 8,959
Borrowings of Closed Block Business	1,750	1,750
Total borrowings	$8,226	$10,709

Our short-term debt includes bank borrowings and commercial paper outstanding under Prudential Funding's domestic commercial paper program as well as borrowings outstanding under an asset-backed commercial paper conduit that is described below. Prudential Funding's commercial paper borrowings as of December 31, 2002 and 2001 were $1.3 billion and $3.0 billion, respectively. In the second quarter of 2002, Prudential Financial issued a subordinated guarantee covering Prudential Funding's domestic commercial paper program. The weighted average interest rates on the commercial paper borrowings under these programs were 1.26%, 4.22% and 6.31% for the years ended December 31, 2002, 2001 and 2000, respectively. The total principal amount of debt outstanding under Prudential Funding's medium-term note programs as of December 31, 2002 and 2001 was $1.4 billon and $2.0 billion, respectively. The weighted average interest rates on Prudential Funding's long-term debt, in the aggregate, were 4.71%, 5.94% and 6.67% for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, Prudential Financial had no short-term or long-term debt outstanding.

We had outstanding surplus notes totaling $990 million and $989 million as of December 31, 2002 and 2001, respectively. These debt securities, which are included as surplus of Prudential Insurance on a statutory accounting basis, are subordinate to other borrowings and to policyholder obligations and are subject to regulatory approvals for principal and interest payments.

As of December 31, 2002, Prudential Insurance and Prudential Funding had unsecured committed lines of credit totaling $2.6 billion. The lines consist of $0.1 billion expiring during 2003, $1.0 billion expiring in May 2004, and $1.5 billion expiring in October 2006. Borrowings under the outstanding facilities must mature no later than the respective expiration dates of the facilities. The facility expiring in May 2004 includes 28 financial institutions, many of which are also among the 27 financial institutions participating in the October 2006 facility. Up to $2.0 billion of the $2.6 billion available under these facilities can be utilized by Prudential Financial. The $2.0 billion consists of $1.0 billion made available under each of the facilities expiring in May 2004 and October 2006. We use these facilities primarily as back-up liquidity lines for our commercial paper programs, and there were no outstanding borrowings under these facilities as of December 31, 2002 or 2001. Our ability to borrow under these facilities is conditioned on our continued satisfaction of customary conditions, including maintenance at all times by Prudential Insurance of total adjusted capital of at least $5.5 billion based on statutory accounting principles prescribed under New Jersey law. Prudential Insurance's total adjusted capital as of December 31, 2002 and 2001 was $9.1 billion and $10.0 billion, respectively. The ability of Prudential Financial to borrow under these facilities is conditioned on its maintenance of consolidated net worth of at least $12.5 billion, based on GAAP. Prudential Financial's consolidated net worth totaled $21.3 billion and $20.5 billion as of December 31, 2002 and 2001, respectively. In addition, we have a credit facility utilizing a third party-sponsored, asset-backed commercial paper conduit, under which we can borrow up to $500 million. This facility is 100% supported by unsecured committed lines of credit from many of the financial institutions included in our other facilities. Our actual ability to borrow under this facility depends on market conditions, and with respect to the lines of credit, Prudential Financial is subject to the same net worth requirement as with our other facilities. This facility expires in December 2003. We also use uncommitted lines of credit from banks and other financial institutions.

Insurance, Annuities and Guaranteed Products Liquidity

General

Our principal cash flow sources from insurance, annuities and guaranteed products are premiums and annuity considerations, investment and fee income, and investment maturities and sales. We supplement these cash inflows with financing activities. We actively use our balance sheet capacity for financing activities on a secured basis through securities lending, repurchase and dollar roll transactions and on an unsecured basis for temporary cash flow mismatch coverage. Historically, we have also used our balance sheet capacity to earn additional spread income, primarily through our debt-financed investment portfolio included in Corporate and Other operations, although this portfolio was substantially reduced in 2001, with the remainder liquidated in 2002.

Cash outflow requirements principally relate to benefits, claims, dividends paid to policyholders, and payments to contract holders as well as amounts paid to policyholders and contract holders in connection with surrenders, withdrawals and net policy loan activity. Uses of cash also include commissions, general and administrative expenses, purchases of investments, and debt service and repayments in connection with financing activities.

We believe that cash flows from operating and investing activities of our insurance, annuity and guaranteed products operations are adequate to satisfy liquidity requirements of these operations based on our current liability structure and considering a variety of reasonably foreseeable stress scenarios. The continued adequacy of this liquidity will depend upon factors including future securities market conditions, changes in interest rate levels and policyholder perceptions of our financial strength, which could lead to reduced cash inflows or increased cash outflows.

Prudential Insurance and Insurance Subsidiaries

We manage cash flow at these entities to ensure that all liquidity requirements are satisfied. Some of our products, such as guaranteed products offered to institutional customers of the Retirement segment, provide for payment of accumulated funds to the contract holder at a specified maturity date unless the contract holder elects to roll over the funds into another contract with us. We regularly monitor our liquidity requirements associated with policyholder and contractholder obligations so that we can manage cash inflows to match anticipated cash outflow requirements.

Gross account withdrawals for Prudential Insurance and its insurance subsidiaries amounted to $6.608 billion and $7.156 billion for the years ended December 31, 2002 and 2001, respectively. These withdrawals include contractually scheduled maturities of traditional guaranteed investment contracts totaling $1.064 billion and $1.671 billion in 2002 and 2001, respectively. We experienced these withdrawals on guaranteed products as a result of contractual expirations of products sold in the late 1980s and early 1990s. Since these contractual withdrawals, as well as the level of surrenders experienced, were consistent with our assumptions in asset liability management, the associated cash outflows did not have an adverse impact on our overall liquidity.

We use surrender charges and other contract provisions to mitigate the extent, timing and profitability impact of withdrawals of funds by customers from annuity contracts. The following table sets forth withdrawal characteristics of our general account annuity reserves and deposit liabilities (based on statutory liability values) as of the dates indicated.

	As of December 31,			
	2002		2001	
	Amount	% of Total	Amount	% of Total
	($ in millions)			
Not subject to discretionary withdrawal provisions	$17,566	54%	$17,593	57%
Subject to discretionary withdrawal, with adjustment:				
With market value adjustment	5,282	16%	4,489	15%
At contract value, less surrender charge of 5% or more	2,065	6%	1,285	4%
Subtotal	24,913	76%	23,367	76%
Subject to discretionary withdrawal at contract value with no surrender charge or surrender charge of less than 5%	8,053	24%	7,239	24%
Total annuity reserves and deposit liabilities	$32,966	100%	$30,606	100%

As of December 31, 2002 and 2001, general account balances for variable life insurance products other than single-payment life were $2.0 billion and $1.9 billion, respectively. As of December 31, 2002 and 2001, Prudential Insurance and its insurance subsidiaries had cash and short-term investments of approximately $9.798 billion and $9.496 billion, respectively, and fixed maturity investments classified as "available for sale" with fair values of $92.8 billion and $79.2 billion at those dates, respectively.

Gibraltar Life Insurance Company, Ltd.

As of December 31, 2002 and 2001, Gibraltar Life, which we acquired in April 2001, had $5.741 billion and $5.881 billion of general account annuity reserves and deposit liabilities that are subject to discretionary withdrawal at their contract value, less a surrender charge of 5% or more. Gibraltar Life's assets and liabilities were substantially restructured under a reorganization concurrent with our acquisition, which included the imposition of special surrender penalties on existing policies according to the following schedule (for each year ending September 30):

2002	2003	2004	2005	2006	2007	2008	2009
15%	14%	12%	10%	8%	6%	4%	2%

As of December 31, 2002 and 2001, Gibraltar Life had cash and short-term investments of approximately $1.172 billion and $5.768 billion, respectively, and fixed maturity investments classified as "available for sale" with fair values of $20.8 billion and $17.6 billion at those dates, respectively.

Prudential Securities Group Liquidity

Prudential Securities Group Inc. maintains a highly liquid balance sheet with substantially all of its assets consisting of securities purchased under agreements to resell, short-term collateralized receivables from clients and broker-dealers arising from securities transactions, marketable securities, securities borrowed and cash equivalents. Prudential Securities Group's assets totaled $20.3 billion and $22.8 billion as of December 31, 2002 and 2001, respectively. Prudential Securities Group's total capitalization, including equity, subordinated debt and long-term debt, was $3.6 billion and $3.3 billion as of December 31, 2002 and 2001, respectively. In October 2000, we announced that we would terminate our institutional fixed income activities that constituted the major portion of the debt capital markets operations of Prudential Securities Group. As of December 31, 2002, Prudential Securities Group had remaining assets amounting to approximately $900 million related to its institutional fixed income activities, as compared to $1.2 billion as of December 31, 2001.

Non-Insurance Contractual Obligations

The following table presents our contractual cash flow commitments on short-term and long-term debt, equity security units and operating leases as of December 31, 2002. See Notes 12, 13 and 22 to the Consolidated Financial Statements for additional information on our short-term and long-term debt, equity security units and operating leases. This table does not reflect our obligations under our insurance, annuity and guaranteed products contracts.

	Payment Due by Period				
	Total	2003	2004 and 2005	2006 and 2007	2008 and After
	(in millions)				
Short-term and long-term debt	$ 8,226	$3,469	$ 537	$ 326	$3,894
Equity security units	690	—	—	690	—
Operating leases	1,687	281	464	348	594
Total	$10,603	$3,750	$1,001	$1,364	$4,488

In connection with our consumer banking business, commitments for home equity lines of credit and other lines of credit include agreements to lend up to specified limits to customers. It is anticipated that commitment amounts will only be partially drawn down based on overall customer usage patterns and, therefore, do not necessarily represent future cash requirements. We evaluate each credit decision on such commitments at least annually and have the ability to cancel or suspend such lines at our option. The total commitments for home equity lines of credit and other lines of credit were $2.0 billion, of which $815 million remains available as of December 31, 2002.

We also have other commitments, which primarily include commitments to originate and sell mortgage loans and commitments to fund investments in private placement securities and limited partnerships. These commitments amounted to $2.2 billion as of December 31, 2002.

In connection with certain acquisitions, we agreed to pay additional consideration in future periods, based upon the attainment by the acquired entity of defined operating objectives. In accordance with SFAS No. 141, "Business Combinations," we do not accrue contingent consideration obligations prior to the attainment of the objectives. At December 31, 2002, maximum potential future consideration pursuant to such arrangements, to be resolved over the following six years, is $266 million. Any such payments would result in increases in goodwill.

We provide financial guarantees incidental to other transactions. These credit-related financial instruments have off-balance sheet credit risk because only their origination fees, if any, and accruals for probable losses, if any, are recognized until the obligation under the instrument is fulfilled or expires. These instruments can extend for several years and expirations are not concentrated in any single period. We seek to control credit risk associated with these instruments by limiting credit, maintaining collateral where customary and appropriate and performing other monitoring procedures. As of December 31, 2002, financial guarantees were $841 million.

The following table presents the expirations of the contractual commitments discussed above as of December 31, 2002.

	Expirations by Year				
	Total	2003	2004 and 2005	2006 and 2007	2008 and After
	(in millions)				
Commitments for home equity and other lines of credit	$ 815	$ 39	$175	$ 12	$ 589
Other commitments	2,224	1,032	417	413	362
Contingent consideration	266	20	132	83	31
Financial guarantees	841	51	269	72	449
Total	$4,146	$1,142	$993	$580	$1,431

Deferred Policy Acquisition Costs

We capitalize costs that vary with and are related primarily to the production of new insurance and annuity business. These costs include commissions, costs to issue and underwrite the policies and certain variable field office expenses. The capitalized amounts are known as deferred policy acquisition costs, or DAC. Our total DAC, including the impact of unrealized investment gains and losses, amounted to $7.031 billion and $6.868 billion as of December 31, 2002 and 2001, respectively. Approximately 51% of our total DAC as of December 31, 2002 relates to our Individual Life and Annuities segment, and approximately 16% relates to our Closed Block Business.

If we were to experience a significant decrease in asset values or increase in lapse or surrender rates on policies for which we amortize DAC based on estimated gross margins or gross profits, such as participating and variable life insurance, we would expect acceleration of the write-off of DAC for the affected blocks of policies. Additionally, for all policies on which we have outstanding DAC, we would be required to evaluate whether this experience called into question our ability to recover all or a portion of the DAC, and we would be required to write off some or all of the DAC if we concluded that we could not recover it. While an accelerated write-off of

DAC would not affect our cash flow or liquidity, it would negatively affect our reported earnings and level of capital under generally accepted accounting principles.

Off-Balance Sheet Arrangements

Guarantees

As discussed under "Liquidity and Capital Resources—Non-Insurance Contractual Obligations" we provide guarantees incidental to other transactions and services.

We provide a number of guarantees related to sales or transfers of real estate, in which the buyer has borrowed funds, and we have guaranteed their obligation to their lender. We provide these guarantees to assist them in obtaining financing for the transaction on more beneficial terms. In some instances, the buyer is an unconsolidated affiliate, and in other instances the buyer is unaffiliated and we retain no interests in the transferred asset. Our maximum potential exposure under these guarantees was $774 million as of December 31, 2002. Any payments that may become required by us under these guarantees would either first be reduced by proceeds received by the creditor on a sale of the assets, or would provide us with rights to obtain the assets.

Other Off-Balance Sheet Arrangements

We do not have retained or contingent interests in assets transferred to unconsolidated entities, or variable interests in unconsolidated entities or other similar transactions, arrangements or relationships that serve as credit, liquidity or market risk support, that are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or our access to or requirements for capital resources. In addition, we do not have relationships with any unconsolidated entities that are contractually limited to narrow activities that facilitate our transfer of or access to assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management, Market Risk and Derivative Instruments

Risk management includes the identification and measurement of various forms of risk, the establishment of risk thresholds and the creation of processes intended to maintain risks within these thresholds while optimizing returns on the underlying assets or liabilities. We consider risk management an integral part of our core business.

Market risk is the risk of change in the value of financial instruments as a result of absolute or relative changes in interest rates, foreign currency exchange rates or equity or commodity prices. To varying degrees, the investment and trading activities supporting all of our products and services generate market risks. The market risks incurred and our strategies for managing these risks vary by product.

With respect to non-variable life insurance products, fixed rate annuities, the fixed rate options in our variable life insurance and annuity products, consumer banking products, and other finance businesses, we incur market risk primarily in the form of interest rate risk. We manage this risk through asset/liability management strategies that seek to match the interest rate sensitivity of the assets to that of the underlying liabilities. Our overall objective in these strategies is to limit the net change in value of assets and liabilities arising from interest rate movements. While it is more difficult to measure the interest sensitivity of our insurance liabilities than that of the related assets, to the extent that we can measure such sensitivities we believe that interest rate movements will generate asset value changes that substantially offset changes in the value of the liabilities relating to the underlying products.

For variable annuities and variable life insurance products, excluding the fixed rate options in these products, mutual funds and most separate accounts, our main exposure to the market is the risk that asset management fees decrease as a result of declines in assets under management due to changes in prices of securities. We also run the risk that asset management fees calculated by reference to performance could be lower. For variable annuity and variable life insurance products with minimum guaranteed death benefits, we also face the risk that declines in the value of underlying investments as a result of changes in prices of securities may increase our net exposure to death benefits under these contracts. We do not believe that these risks add significantly to our overall market risk.

We manage our exposure to equity price risk relating to our general account primarily by seeking to match the risk profile of equity investments against risk-adjusted equity market benchmarks. We measure benchmark risk levels in terms of price volatility in relation to the market in general.

The sources of our exposure to market risk can be divided into two categories, "other than trading" activities conducted primarily in our insurance, annuity and guaranteed products operations, and "trading" activities conducted primarily in our securities operations. As part of our management of both "other than trading" and "trading" market risks, we use a variety of risk management tools and techniques. These include sensitivity and Value-at-Risk ("VaR") measures, position and other limits based on type of risk, and various hedging methods.

Other Than Trading Activities

We hold the majority of our assets for "other than trading" activities in our segments that offer insurance, annuities and guaranteed products. We incorporate asset/liability management techniques and other risk management policies and limits into the process of investing our assets. We use derivatives for hedging purposes in the asset/liability management process.

Insurance, Annuities and Guaranteed Products Asset/Liability Management

We seek to maintain interest rate and equity exposures within established ranges, which we periodically adjust based on market conditions and the design of related products sold to customers. Our risk managers establish investment risk limits for exposures to any issuer, geographic region, type of security or industry sector and oversee efforts to manage risk within policy constraints set by management and approved by the Board of Directors.

We use duration and convexity analyses to measure price sensitivity to interest rate changes. Duration measures the relative sensitivity of the fair value of a financial instrument to changes in interest rates. Convexity measures the rate of change of duration with respect to changes in interest rates. We seek to manage our interest rate exposure by legal entity by matching the relative sensitivity of asset and liability values to interest rate changes, or controlling "duration mismatch" of assets and liabilities. We have target duration mismatch constraints for each entity. As of December 31, 2002 and 2001, the difference between the pre-tax duration of assets and the target duration of liabilities in our duration managed portfolios was within our constraint limits. We consider risk-based capital implications in our asset/liability management strategies.

We also perform portfolio stress testing as part of our regulatory cash flow testing. In this testing, we evaluate the impact of altering our interest-sensitive assumptions under various moderately adverse interest rate environments. These interest-sensitive assumptions relate to the timing and amount of redemptions and prepayments of fixed-income securities and lapses and surrenders of insurance products. We evaluate any shortfalls that this cash flow testing reveals to determine if we need to increase statutory reserves or adjust portfolio management strategies.

Market Risk Related to Interest Rates

Our "other than trading" assets that subject us to interest rate risk include fixed maturity securities, commercial loans and policy loans. In the aggregate, the carrying value of these assets represented 70% of our consolidated assets, other than assets that we held in separate accounts, as of December 31, 2002 and 64% as of December 31, 2001.

With respect to "other than trading" liabilities, we are exposed to interest rate risk through policyholder account balances relating to interest-sensitive life insurance, annuity and investment-type contracts and through outstanding short-term and long-term debt.

We assess interest rate sensitivity for "other than trading" financial assets, financial liabilities and derivatives using hypothetical test scenarios that assume either upward or downward 100 basis point parallel shifts in the yield curve from prevailing interest rates. The following tables set forth the potential loss in fair value from a hypothetical 100 basis point upward shift at December 31, 2002 and 2001, because this scenario results in the greatest net exposure to interest rate risk of the hypothetical scenarios tested at those dates. While the test scenario is for illustrative purposes only and does not reflect our expectations regarding future interest rates or the performance of fixed-income markets, it is a near-term, reasonably possible hypothetical change that illustrates the potential impact of such events. These test scenarios do not measure the changes in value that could result from non-parallel shifts in the yield curve, which we would expect to produce different changes in discount rates for different maturities. As a result, the actual loss in fair value from a 100 basis point change in interest rates could be different from that indicated by these calculations.

	December 31, 2002			
	Notional Value of Derivatives	**Estimated Fair Value**	**Hypothetical Fair Value After + 100 Basis Point Parallel Yield Curve Shift**	**Hypothetical Change in Fair Value**
			(in millions)	
Financial assets with interest rate risk:				
Fixed maturities:				
Available for sale		$125,463	$118,100	$(7,363)
Held to maturity		2,673	2,598	(75)
Commercial loans		21,221	20,100	(1,121)
Mortgage securitization inventory		708	703	(5)
Policy loans		10,714	10,044	(670)
Derivatives:				
Swaps	$8,306	(63)	(8)	55
Futures	1,012	(31)	14	45
Options	233	8	3	(5)
Forwards	7,584	(195)	(194)	1
Financial liabilities with interest rate risk:				
Short-term and long-term debt		(8,804)	(8,447)	357
Investment contracts		(38,765)	(38,203)	562
Guaranteed beneficial interest in Trust holding solely debentures of Parent		(755)	(730)	25
Total estimated potential loss				$(8,194)

	December 31, 2001			
	Notional Value of Derivatives	**Estimated Fair Value**	**Hypothetical Fair Value After + 100 Basis Point Parallel Yield Curve Shift**	**Hypothetical Change in Fair Value**
			(in millions)	
Financial assets with interest rate risk:				
Fixed maturities:				
Available for sale		$109,942	$103,620	$(6,322)
Held to maturity		395	374	(21)
Commercial loans		20,106	18,990	(1,116)
Mortgage securitization inventory		1,185	1,177	(8)
Policy loans		9,562	8,982	(580)
Derivatives:				
Swaps	$10,724	55	191	136
Futures	2,877	6	62	56
Options	338	3	(1)	(4)
Forwards	9,735	84	84	—
Financial liabilities with interest rate risk:				
Short-term and long-term debt		(10,840)	(10,507)	333
Investment contracts		(35,911)	(35,345)	566
Guaranteed beneficial interest in Trust holding solely debentures of Parent		(690)	(669)	21
Total estimated potential loss				$(6,939)

The tables above do not include approximately $99 billion of insurance reserve and deposit liabilities at December 31, 2002 and $95 billion at December 31, 2001. We believe that the interest rate sensitivities of these insurance liabilities offset, in large measure, the interest rate risk of the financial assets set forth in these tables.

The $1,255 million increase in the total estimated potential loss at December 31, 2002 from December 31, 2001 resulted primarily from the increase in our portfolio of fixed maturities available for sale during 2002.

The estimated changes in fair values of our financial assets shown above relate primarily to assets invested to support our insurance liabilities, but do not include assets associated with products for which investment risk is borne primarily by the contract holders rather than by us.

Market Risk Related to Equity Prices

We actively manage equity price risk against benchmarks in respective markets. We benchmark our return on equity holdings against a blend of market indices, mainly the S&P 500 and Russell 2000, and we target price sensitivities that approximate those of the benchmark indices. We estimate our equity price risk from a hypothetical 10% decline in equity benchmark market levels and measure this risk in terms of the decline in fair market value of equity securities we hold. Using this methodology, our estimated equity price risk at December 31, 2002 was $281 million, representing a hypothetical decline in fair market value of equity securities we held at that date from $2.807 billion to $2.526 billion. Our estimated equity price risk using this methodology at December 31, 2001 was $227 million, representing a hypothetical decline in fair market value of equity securities we held at that date from $2.272 billion to $2.045 billion. In calculating these amounts, we exclude equity securities related to products for which the investment risk is borne primarily by the contractholder rather than by us. While these scenarios are for illustrative purposes only and do not reflect our expectations regarding future performance of equity markets or of our equity portfolio, they represent near term reasonably possible hypothetical changes that illustrate the potential impact of such events.

Market Risk Related to Foreign Currency Exchange Rates

We are exposed to foreign currency exchange rate risk in our general account and through our operations in foreign countries. In our international life insurance business, we generally invest in assets denominated in the same currencies as our insurance liabilities, which mitigates our foreign currency exchange rate risk for these operations.

Our exposure to foreign currency risk within the general account investment portfolios supporting our U.S. insurance operations arises primarily from purchased investments that are denominated or payable in foreign currencies. We generally hedge substantially all foreign currency-denominated fixed-income investments supporting our U.S. operations into U.S. dollars, using foreign exchange forward contracts and currency swaps, in order to mitigate the risk that the fair value of these investments fluctuates as a result of changes in foreign exchange rates. We generally do not hedge all of the foreign currency risk of our equity investments in unaffiliated foreign entities.

Our operations in foreign countries create two additional sources of foreign currency risk. First, we reflect the operating results of our foreign branches and subsidiaries in our financial statements based on the average exchange rates prevailing during the period. We hedge some of these foreign currency flows based on our overall risk management strategy and loss limits. We generally hedge our anticipated exposure to adjusted operating income fluctuations resulting from changes in foreign currency exchange rates relating to our International operations in Japan, of which our Japanese insurance operations are the most significant, using foreign exchange forward contracts and currency swaps. Second, we translate our equity investment in foreign branches and subsidiaries into U.S. dollars using the foreign currency exchange rate at the financial statement period-end date. We have chosen to partially hedge this exposure.

We actively manage foreign currency exchange rate risk within specified limits at the consolidated level using Value-at-Risk analysis. This statistical technique estimates, at a specified confidence level, the potential pre-tax loss in portfolio market value that could occur over an assumed time horizon due to adverse market movements. We calculate this using a variance/covariance approach.

We calculate Value-at-Risk estimates of exposure to loss from volatility in foreign currency exchange rates for one-month time periods. Our estimated VaR at December 31, 2002 for foreign currency assets not hedged to U.S. dollars, measured at the 95% confidence level and using a one-month time horizon, was $9 million, representing a hypothetical decline in fair market value of these foreign currency assets from $494 million to $485 million. Our estimated VaR at December 31, 2001 for foreign currency assets not hedged to U.S. dollars, measured at the 95% confidence level and using a one-month time horizon, was $9 million, representing a hypothetical decline in fair market value of these foreign currency assets from $495 million to $486 million. These calculations use historical price volatilities and correlation data at a 95% confidence level. We discuss limitations of VaR models below. Our estimated VaR for foreign exchange forward contracts and currency swaps used to hedge our anticipated exposure to adjusted operating income fluctuations resulting from changes in foreign currency exchange rates relating to our international operations, measured at the 95% confidence level and using a one-month time horizon, was $110 million at December 31, 2002 and $45 million at December 31, 2001.

Our average monthly Value-at-Risk for foreign currency assets not hedged to U.S. dollars from foreign currency exchange rate movements, measured at the 95% confidence level over a one month time horizon, was $15 million during 2002 and $13 million during 2001.

Derivatives

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the prices of securities or commodities. Derivative financial instruments may be exchange-traded or contracted in the over-the-counter market and include swaps, futures, options and forward contracts. See Note 20 to the Consolidated Financial Statements for a summary of our derivative positions as of December 31, 2002 and 2001. Under insurance statutes, our insurance companies may use derivative financial instruments to hedge actual or anticipated changes in their assets or liabilities, to replicate cash market instruments or for certain income-generating activities. These statutes generally prohibit the use of derivatives for speculative purposes. We use derivative financial instruments primarily to seek to reduce market risk from changes in interest rates or foreign currency exchange rates, and to alter interest rate or foreign currency exposures arising from mismatches between assets and liabilities. In addition, derivatives are used in our securities operations for trading purposes.

Trading Activities

We engage in trading activities primarily in connection with our securities businesses. We maintain trading inventories in various equity and fixed-income securities, foreign exchange instruments and commodities, primarily to facilitate transactions for our clients. Market risk affects the values of our trading inventories through fluctuations in absolute or relative interest rates, credit spreads, foreign currency exchange rates, securities and commodity prices. We seek to use short security positions and forwards, futures, options and other derivatives to limit exposure to interest rate and other market risks. We also trade derivative financial instruments that allow our clients to manage exposure to interest rate, currency and other market risks. Most of our derivative transactions involve exchange-listed contracts and are short-term in duration. We act both as a broker, by selling exchange-listed contracts, and as a dealer, by entering into futures and security transactions as a principal. As a broker, we assume counterparty and credit risks that we seek to mitigate by using margin or other credit enhancements and by establishing trading limits and credit lines. As a dealer, we are subject to market risk as well as counterparty and credit risk. We manage the market risk associated with trading activities through hedging activities and formal policies, risk and position limits, counterparty and credit limits, daily position monitoring, and other forms of risk management.

Value-at-Risk

VaR is one of the tools we use to monitor and manage our exposure to the market risk of our trading activities. We calculate a VaR that encompasses our trading activities using a 95% confidence level. The VaR method incorporates the risk factors to which the market value of our trading activities is exposed, which consist of interest rates, including credit spreads, foreign exchange rates, equity prices and commodity prices, estimates of volatilities from historical data, the sensitivity of our trading activities to changes in those market factors and the correlations of those factors. We regularly test our VaR model by comparing actual adverse results to those estimated by the VaR model with a 95% confidence level over a one-day time horizon. The VaR for our trading activities expressed in terms of adverse changes to fair value at the 95% confidence level over a one-day time horizon was $2 million at December 31, 2002 and $5 million at December 31, 2001. The average daily VaR for our trading activities, expressed in terms of adverse changes to fair value with a 95% confidence level over a one-day time horizon, was $4 million during 2002 and $6 million during 2001. The following table sets forth a breakdown of this VaR by risk component as follows:

	As of December 31, 2002	Average for 2002	As of December 31, 2001	Average for 2001
		(in millions)		
Interest rate risk	$ 2	$ 4	$ 5	$5
Equity risk	—	—	—	1
Total(1)	$ 2	$ 4	$ 5	$6

(1) At December 31, 2002 and 2001, and during the years then ended, VaR from each of foreign currency exchange rate risk and commodity risk in our trading activities was immaterial.

Limitations of VaR Models

Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, you should not view VaR models as a predictor of future results. We may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by our VaR models. A VaR model does not estimate the greatest possible loss. We use these models together with other risk management tools, including stress testing. The results of these models and analysis thereof are subject to the judgment of our risk management personnel.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants

To the Board of Directors and Stockholders of
Prudential Financial, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Prudential Financial, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying supplemental combining financial information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual components. Such supplemental information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

As described in Notes 2, 3 and 8, the Company adopted Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* as of January 1, 2002.



New York, New York
February 11, 2003

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Financial Position
December 31, 2002 and 2001 (in millions, except share amounts)

	2002	2001
ASSETS		
Fixed maturities:		
Available for sale, at fair value (amortized cost: 2002—$117,869; 2001—$107,464)	$125,463	$109,942
Held to maturity, at amortized cost (fair value: 2002—$2,673; 2001—$395)	2,612	374
Trading account assets, at fair value	3,449	5,043
Equity securities, available for sale, at fair value (cost: 2002—$2,849; 2001—$2,252)	2,807	2,272
Commercial loans	19,287	19,729
Policy loans	8,827	8,570
Securities purchased under agreements to resell	4,844	4,421
Cash collateral for borrowed securities	4,978	5,210
Other long-term investments	5,408	5,418
Short-term investments	5,419	4,855
Total investments	183,094	165,834
Cash and cash equivalents	9,898	18,536
Accrued investment income	1,790	1,828
Broker-dealer related receivables	5,631	7,802
Deferred policy acquisition costs	7,031	6,868
Other assets	14,747	15,004
Separate account assets	70,555	77,158
TOTAL ASSETS	$292,746	$293,030
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Future policy benefits	$ 90,460	$ 86,991
Policyholders' account balances	46,280	43,333
Unpaid claims and claim adjustment expenses	3,428	3,408
Policyholders' dividends	3,675	2,096
Securities sold under agreements to repurchase	14,902	12,385
Cash collateral for loaned securities	10,231	9,427
Income taxes payable	1,933	1,332
Broker-dealer related payables	4,838	6,445
Securities sold but not yet purchased	1,996	2,791
Short-term debt	3,469	5,405
Long-term debt	4,757	5,304
Other liabilities	14,202	15,812
Separate account liabilities	70,555	77,158
Total liabilities	270,726	271,887
Guaranteed beneficial interest in Trust holding solely debentures of Parent	690	690
COMMITMENTS AND CONTINGENCIES (See Note 22)		
STOCKHOLDERS' EQUITY		
Preferred Stock ($.01 par value; 10,000,000 shares authorized; none issued)	—	—
Common Stock ($.01 par value; 1,500,000,000 shares authorized; 584,511,144 and 583,582,767 shares issued at December 31, 2002 and 2001, respectively)	6	6
Class B Stock ($.01 par value; 10,000,000 shares authorized; 2,000,000 shares issued and outstanding at December 31, 2002 and 2001)	—	—
Additional paid-in capital	19,513	19,462
Common stock held in treasury, at cost (24,283,271 shares at December 31, 2002)	(743)	—
Deferred compensation	(21)	—
Accumulated other comprehensive income	2,585	944
Retained earnings (deficit)	(10)	41
Total stockholders' equity	21,330	20,453
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$292,746	$293,030

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Operations
Years Ended December 31, 2002, 2001 and 2000 (in millions, except per share amounts)

	2002	2001	2000
REVENUES			
Premiums	$ 13,531	$12,477	$10,181
Policy charges and fee income	1,653	1,803	1,639
Net investment income	8,832	9,138	9,479
Realized investment losses, net	(1,358)	(671)	(266)
Commissions and other income	4,017	4,324	5,299
Total revenues	26,675	27,071	26,332
BENEFITS AND EXPENSES			
Policyholders' benefits	13,658	12,752	10,640
Interest credited to policyholders' account balances	1,846	1,804	1,751
Dividends to policyholders	2,644	2,722	2,724
General and administrative expenses	8,463	9,346	9,875
Capital markets restructuring	—	—	476
Demutualization costs and expenses	—	588	143
Total benefits and expenses	26,611	27,212	25,609
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	64	(141)	723
Income taxes:			
Current	(84)	(904)	426
Deferred	(108)	870	(28)
Total income tax expense (benefit)	(192)	(34)	398
INCOME (LOSS) FROM CONTINUING OPERATIONS	256	(107)	325
DISCONTINUED OPERATIONS			
Income (loss) from discontinued operations, net of taxes	(62)	(47)	73
NET INCOME (LOSS)	$ 194	$ (154)	$ 398
EARNINGS PER SHARE (See Note 15)			
Financial Services Businesses(a)			
Basic and Diluted:			
Income from continuing operations per share of Common Stock	$ 1.36	$ 0.07	
Discontinued operations	(0.11)	—	
Net income per share of Common Stock	$ 1.25	$ 0.07	
Closed Block Business(a)			
Net income (loss) per share of Class B Stock	$(264.00)	$ 1.50	

(a) Earnings per share amounts for 2001 are for the period December 18, 2001 through December 31, 2001.

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002, 2001 and 2000 (in millions)

	Common Stock		Class B Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Common Stock Held in Treasury	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount							
Balance, December 31, 1999	—	$ —	$ —	$ —	$ 19,976	$ —	$ —	$ (685)	$19,291
Comprehensive income:									
Net income	—	—	—	—	398	—	—	—	398
Other comprehensive income, net of tax	—	—	—	—	—	—	—	919	919
Total comprehensive income .									1,317
Balance, December 31, 2000	—	—	—	—	20,374	—	—	234	20,608
Common Stock issued in demutualization	457.1	5	—	15,985	(15,990)	—	—	—	—
Policy credits issued and cash payments to be made to eligible policyholders	—	—	—	—	(4,189)	—	—	—	(4,189)
Initial public offering of Common Stock	126.5	1	—	3,336	—	—	—	—	3,337
Private placement of Class B Stock	—	—	—	167	—	—	—	—	167
Equity security units	—	—	—	(26)	—	—	—	—	(26)
Comprehensive income:									
Net loss before the date of demutualization	—	—	—	—	(195)	—	—	—	(195)
Net income after the date of demutualization	—	—	—	—	41	—	—	—	41
Other comprehensive income, net of tax	—	—	—	—	—	—	—	710	710
Total comprehensive income .									556
Balance, December 31, 2001	583.6	6	—	19,462	41	—	—	944	20,453
Stock-based compensation . . .	—	—	—	4	—	—	—	—	4
Treasury stock acquired	(26.0)	—	—	—	—	(800)	—	—	(800)
Treasury stock reissued for exercise of stock options . . .	—	—	—	—	—	1	—	—	1
Treasury stock reissued to deferred compensation program	1.7	—	—	—	—	56	—	—	56
Deferred compensation program	—	—	—	—	—	—	(21)	—	(21)
Adjustments to policy credits issued and cash payments to eligible policyholders	0.9	—	—	47	—	—	—	—	47
Dividends declared on Common Stock	—	—	—	—	(226)	—	—	—	(226)
Dividends declared on Class B Stock	—	—	—	—	(19)	—	—	—	(19)
Comprehensive income:									
Net income	—	—	—	—	194	—	—	—	194
Other comprehensive income, net of tax	—	—	—	—	—	—	—	1,641	1,641
Total comprehensive income .									1,835
Balance, December 31, 2002	560.2	$ 6	$ —	$19,513	$ (10)	$(743)	$ (21)	$2,585	$21,330

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000 (in millions)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 194	$ (154)	$ 398
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Realized investment losses, net	1,358	671	266
Policy charges and fee income	(486)	(482)	(342)
Interest credited to policyholders' account balances	1,846	1,804	1,751
Depreciation and amortization, including premiums and discounts	559	433	740
Change in:			
Deferred policy acquisition costs	(211)	(259)	(228)
Future policy benefits and other insurance liabilities	2,026	933	1,473
Trading account assets	1,596	2,268	2,524
Income taxes payable	(205)	(1,282)	214
Broker-dealer related receivables/payables	564	4,538	(388)
Securities purchased under agreements to resell	(423)	974	8,549
Cash collateral for borrowed securities	248	(1,352)	3,266
Cash collateral for loaned securities	788	(1,626)	278
Securities sold but not yet purchased	(795)	(2,168)	(2,009)
Securities sold under agreements to repurchase	2,517	(2,625)	(9,588)
Other, net	405	(1,591)	961
Cash flows from operating activities	9,981	82	7,865
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from the sale/maturity of:			
Fixed maturities, available for sale	60,529	98,150	99,971
Fixed maturities, held to maturity	418	139	3,266
Equity securities, available for sale	2,050	5,503	3,025
Commercial loans	3,103	5,443	1,632
Other long-term investments	1,080	798	2,044
Payments for the purchase of:			
Fixed maturities, available for sale	(71,539)	(97,511)	(103,086)
Fixed maturities, held to maturity	(2,701)	(56)	(1,544)
Equity securities, available for sale	(2,830)	(2,557)	(2,316)
Commercial loans	(2,511)	(1,521)	(1,334)
Other long-term investments	(1,357)	(1,400)	(1,374)
Cash acquired from the acquisition of subsidiary	—	5,912	—
Short-term investments	(294)	(442)	(2,257)
Cash flows from (used in) investing activities	(14,052)	12,458	(1,973)
CASH FLOWS FROM FINANCING ACTIVITIES			
Policyholders' account deposits	8,973	6,771	6,813
Policyholders' account withdrawals	(7,464)	(9,014)	(8,186)
Proceeds from the issuance of Common Stock	—	3,337	—
Proceeds from the issuance of Class B Stock	—	167	—
Proceeds from the issuance of equity security units	—	663	—
Cash dividends paid on Common Stock	(173)	—	—
Cash dividends paid on Class B Stock	(19)	—	—
Net decrease in short-term debt	(2,170)	(6,098)	(2,678)
Proceeds from deferred compensation program	56	—	—
Treasury stock acquired	(782)	—	—
Treasury stock reissued for exercise of stock options	1	—	—
Proceeds from the issuance of long-term debt	122	3,214	638
Repayments of long-term debt	(542)	(720)	(1,230)
Cash payments to eligible policyholders	(2,569)	—	—
Cash flows used in financing activities	(4,567)	(1,680)	(4,643)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,638)	10,860	1,249
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	18,536	7,676	6,427
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9,898	$ 18,536	$ 7,676
SUPPLEMENTAL CASH FLOW INFORMATION			
Income taxes paid	$ 57	$ 466	$ 248
Interest paid	$ 458	$ 638	$ 1,040
NON-CASH TRANSACTIONS DURING THE YEAR			
Policy credits issued and demutualization consideration payable to eligible policyholders	$ —	$ 4,529	$ —

See Notes to Consolidated Financial Statements

PRUDENTIAL FINANCIAL, INC.

Notes to Consolidated Financial Statements

1. BUSINESS

Prudential Financial, Inc. ("Prudential Financial") and its subsidiaries (collectively, "Prudential" or the "Company") provide a wide range of insurance, investment management, securities and other financial products and services to both retail and institutional customers throughout the United States and in many other countries. Principal products and services provided include life insurance, property and casualty insurance, annuities, mutual funds, pension and retirement related investments and administration, asset management and securities brokerage. The Company has organized its principal operations into the Financial Services Businesses and the Closed Block Business. The Financial Services Businesses operate through three operating divisions: Insurance, Investment, and International Insurance and Investments. Businesses that are not sufficiently material to warrant separate disclosure are included in Corporate and Other operations within the Financial Services Businesses. The Closed Block Business, which includes the Closed Block (see Note 10), is managed separately from the Financial Services Businesses. The Closed Block Business was established on the date of demutualization and includes the Company's in force participating insurance and annuity products and assets that are used for the payment of benefits and policyholder dividends on these products, as well as other assets and equity that support these products and related liabilities. In connection with the demutualization, the Company has ceased offering these participating products.

Demutualization and Initial Public Offering

On December 18, 2001 (the "date of demutualization"), The Prudential Insurance Company of America ("Prudential Insurance") converted from a mutual life insurance company to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial. The demutualization was completed in accordance with the Company's Plan of Reorganization, which was approved by the Commissioner of Banking and Insurance of the State of New Jersey in October 2001.

On the date of demutualization, policyholder membership interests in Prudential Insurance were extinguished and eligible policyholders collectively received shares of Common Stock, the rights to receive cash and increases to their policy values in the form of policy credits. The demutualization was accounted for as a reorganization. Accordingly, the Company's retained earnings on the date of demutualization, after the distribution of the above consideration, was reclassified to "Common Stock" and "Additional paid-in capital." At the time of demutualization, Prudential Financial completed an initial public offering of 126.5 million shares of Common Stock at a price of $27.50 per share which included 16.5 million shares of Common Stock as a result of the exercise of the over-allotment option granted to underwriters in the initial public offering. Also on the date of demutualization, Prudential Financial completed the sale, through a private placement, of 2.0 million shares of Class B Stock, a separate class of common stock, at a price of $87.50 per share. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business. In addition to the issuances of Common Stock and Class B Stock, on the date of demutualization, Prudential Financial issued 13.8 million 6.75% equity security units at a price of $50 per unit (see Note 13) and Prudential Holdings, LLC, a wholly owned subsidiary of Prudential Financial, issued $1.75 billion in senior secured notes (see Note 12).

Concurrent with the demutualization, Prudential Insurance completed a corporate reorganization whereby various subsidiaries (and certain related assets and liabilities) of Prudential Insurance were dividended so that they became wholly owned subsidiaries of Prudential Financial rather than of Prudential Insurance. The subsidiaries distributed by Prudential Insurance to Prudential Financial included its property and casualty insurance companies, its principal securities brokerage companies, its international insurance companies, its principal asset management operations, its international securities and investments operations, its domestic banking operations and its residential real estate brokerage franchise and relocation services operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Prudential Financial, its majority-owned subsidiaries and those partnerships and joint ventures in which the Company has a majority financial interest, except in those instances where the Company cannot exercise control because the minority owners have substantive participating rights in the operating and capital decisions of the entity. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions have been eliminated. Effective on the date of demutualization and corporate reorganization, the historical consolidated financial statements of Prudential Insurance became the historical consolidated financial statements of Prudential Financial.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs, investments, future policy benefits, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Earnings Per Share

As discussed in Note 1 under "Demutualization and Initial Public Offering," the Company has outstanding two separate classes of common stock. Basic earnings per share is computed by dividing available income attributable to each of the two groups of common shareholders by the respective weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Stock Options

During 2002 and 2001, the Company accounted for employee stock options using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this method, the Company did not recognize any stock-based compensation expense for employee stock options as all options granted had an exercise price equal to the market value of the underlying Common Stock on the date of grant. Effective January 1, 2003, the Company changed its accounting for employee stock options to adopt the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended, prospectively for all new awards granted to employees on or after January 1, 2003. The Company accounts for non-employee stock options using the fair value method. See Note 16 for pro forma net income and earnings per share, as well as additional information pertaining to stock options.

Investments

Fixed maturities classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the positive intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity." The amortized cost of all fixed maturities is written down to estimated fair value when a decline in value is considered to be other than temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairment adjustments. Unrealized gains and losses on fixed maturities "available for sale," net of income tax and the effect on deferred policy acquisition costs, future policy benefits and policyholders' dividends that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Accumulated other comprehensive income (loss)."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Trading account assets, and securities sold but not yet purchased, consist primarily of investments and derivatives used by the Company either in its capacity as a broker-dealer, its operation of hedge portfolios or its use of derivatives for asset and liability management activities. These instruments are carried at estimated fair value. Realized and unrealized gains and losses on trading account assets and securities sold but not yet purchased are included in "Commissions and other income."

Equity securities, available for sale, are comprised of common and non-redeemable preferred stock and are carried at estimated fair value. The associated unrealized gains and losses, net of income tax and the effect on deferred policy acquisition costs, future policy benefits and policyholders' dividends that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)." The cost of equity securities is written down to estimated fair value when a decline in value is considered to be other than temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairment adjustments.

Commercial loans are stated primarily at unpaid principal balances, net of unamortized discounts and an allowance for losses. In connection with the acquisition of Gibraltar Life (see Note 5), commercial loans were acquired at a discount to par and are carried at amortized cost. Accretion of the discount over the remaining lives of the loans is included in "Net investment income." The allowance for losses includes a loan specific reserve for non-performing loans and a portfolio reserve for incurred but not specifically identified losses. Non-performing loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. These loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on non-performing loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as revenue, according to management's judgment as to the collectibility of principal. Management discontinues accruing interest on non-performing loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has serious doubts about collectibility. When a loan is recognized as non-performing, any accrued but uncollectible interest is reversed against interest income of the current period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors.

Policy loans are carried at unpaid principal balances.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing arrangements and are carried at the amounts at which the securities will be subsequently resold or reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession or control of securities purchased under agreements to resell and to value the securities daily. Assets to be repurchased are the same, or substantially the same, as the assets transferred. The market value of securities to be repurchased or resold is monitored, and additional collateral is obtained, where appropriate, to protect against credit exposure.

Securities borrowed and securities loaned are treated as financing arrangements and are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities borrowed transactions are with brokers and dealers, commercial banks and institutional clients. Substantially all of the Company's securities loaned transactions are with large brokerage firms.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities repurchase and resale agreements and securities borrowed and loaned transactions are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities. Because of their short term, the carrying amounts of these instruments approximate fair value.

Other long-term investments consist of the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control. Other long-term investments also include investments in the Company's own separate accounts, which are carried at estimated fair value, and investments in real estate. Joint venture and partnership interests are generally accounted for using the equity method of accounting, reduced for other than temporary declines in value, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's net income from investments in joint ventures and partnerships is generally included in "Net investment income." However, for certain real estate joint ventures, Prudential's interest is liquidated by means of one or more transactions that result in the sale of the underlying invested assets to third parties and the ultimate distribution of the proceeds to Prudential and other joint venture partners in exchange for and settlement of the respective joint venture interests. These transactions are accounted for as disposals of Prudential's joint venture interests and the resulting gains and losses are included in "Realized investment gains (losses), net."

Real estate held for disposal is carried at the lower of depreciated cost or fair value less estimated selling costs and is not further depreciated once classified as such. Real estate which the Company has the intent to hold for the production of income is carried at depreciated cost less any write-downs to fair value for impairment losses and is reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the review indicates that the carrying value of the investment real estate exceeds the estimated undiscounted future cash flows (excluding interest charges) from the investment. At that time, the carrying value of the investment real estate is written down to fair value. Depreciation on real estate held for the production of income is computed using the straight-line method over the estimated lives of the properties, and is included in "Net investment income."

Short-term investments consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are carried at amortized cost which, because of their short term, approximates fair value.

Realized investment gains (losses), net are computed using the specific identification method. Costs of fixed maturities and equity securities are adjusted for impairments, which are declines in value that are considered to be other than temporary. Impairment adjustments are included in "Realized investment gains (losses), net." In evaluating whether a decline in value is other than temporary, the Company considers several factors including, but not limited to the following: (1) whether the decline is substantial; (2) the duration (generally greater than six months); (3) the reasons for the decline in value (credit event, interest related or market fluctuation); (4) the Company's ability and intent to hold the investments for a period of time to allow for a recovery of value; and (5) the financial condition of and near-term prospects of the issuer. Provisions for losses on commercial loans are included in "Realized investment gains (losses), net." Decreases in the carrying value of investment real estate held for disposal or for the production of income are recorded in "Realized investment gains (losses), net."

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments and other debt issues with a maturity of three months or less when purchased.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Deferred Policy Acquisition Costs

The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions, costs of policy issuance and underwriting, and variable field office expenses. Deferred policy acquisition costs ("DAC") are subject to recoverability testing at the end of each accounting period. Deferred policy acquisition costs, for applicable products, are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

For participating life insurance included in the Closed Block, DAC is amortized over the expected life of the contracts (up to 45 years) in proportion to estimated gross margins based on historical and anticipated future experience, which is evaluated regularly. The average rate of assumed future investment yield used in estimating expected gross margins was 7.31% at December 31, 2002 and gradually increases to 8.06% for periods after December 31, 2031. The effect of changes in estimated gross margins on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross margins are revised. Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 7 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised. DAC related to non-participating traditional individual life insurance is amortized over the expected life of the contracts in proportion to premiums.

The Company has offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by the Company for another form of policy or contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense an estimate of the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, the unamortized DAC on the surrendered policies is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the life of the new policies.

For property and casualty insurance contracts, DAC is amortized over the period in which related premiums are earned. Future investment income is considered in determining the recoverability of DAC.

For group annuity defined contribution contracts, acquisition expenses are deferred and amortized over the expected life of the contracts in proportion to estimated gross profits. For group and individual long term care contracts, acquisition expenses are deferred and amortized over the expected life of the contracts in proportion to premiums. For other group life and disability insurance, group annuities and guaranteed investment contracts, acquisition costs are expensed as incurred.

Separate Account Assets and Liabilities

Separate account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders, pension funds and other customers. The assets consist of common stocks, fixed maturities, real estate related investments, real estate mortgage loans and short-term investments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income." Asset management fees charged to the accounts are included in "Commissions and other income."

Other Assets and Other Liabilities

Other assets consist primarily of prepaid benefit costs, reinsurance recoverables, certain restricted assets, trade receivables, goodwill and other intangible assets, mortgage securitization inventory, property and equipment, and receivables resulting from sales of securities that had not yet settled at the balance sheet date. Commercial mortgage loans and other securities sold by the Company in securitization transactions were $615 million, $1,409 million and $1,874 million during 2002, 2001 and 2000, respectively. In commercial loan securitizations, the Company retains servicing responsibilities. The Company did not retain any material ownership interest in the financial assets that were transferred. The Company recognized pre-tax gains (losses) of $4 million, $42 million and $(6) million for the years ended December 31, 2002, 2001 and 2000, respectively, in connection with securitization and related hedging activity which are recorded in "Commissions and other income." Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets which generally range from 3 to 40 years. Other liabilities consist primarily of trade payables, employee benefit liabilities, demutualization consideration not yet paid to policyholders, and payables resulting from purchases of securities that had not yet settled at the balance sheet date.

Contingencies

Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Policyholders' Dividends

The amount of the dividends to be paid to policyholders of Prudential Insurance is determined annually by its Board of Directors. The aggregate amount of policyholders' dividends is based on the statutory results and past experience of Prudential Insurance, including investment income, net realized investment gains or losses over a number of years, mortality experience and other factors. See Note 10 for further discussion of the impact of policyholders' dividends on earnings.

Insurance Revenue and Expense Recognition

Premiums from life insurance policies, excluding interest-sensitive life contracts, are recognized when due. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net level premium method.

Premiums from non-participating group annuities with life contingencies are recognized and earned over the life of the contracts. For single premium immediate annuities and structured settlements with life contingencies, premiums are recognized when earned in a constant relationship to the amount of expected future benefit payments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Certain annuity contracts provide the holder a guarantee that the benefit received upon death will be no less than a minimum prescribed amount that is based upon a combination of net deposits to the contract, net deposits to the contract accumulated at a specified rate or the highest historical account value on a contract anniversary. To the extent the guaranteed minimum death benefit exceeds the current account value at the time of death, the Company incurs a cost that is recorded as "Policyholders' benefits" for the period in which death occurs.

Amounts received as payment for interest-sensitive life contracts, deferred annuities, structured settlements, contracts without life contingencies and participating group annuities are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected in "Policy charges and fee income" and consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of DAC.

For group life and disability insurance, and property and casualty insurance, premiums are recognized over the period to which the premiums relate in proportion to the amount of insurance protection provided. Claim and claim adjustment expenses are recognized when incurred.

Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Foreign Currency Translation Adjustments

Assets and liabilities of foreign operations and subsidiaries reported in other than U.S. dollars are translated at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate prevailing during the period. The effects of translating the statements of financial position of non-U.S. entities with functional currencies other than the U.S. dollar are included, net of related hedge gains and losses and income taxes, in "Accumulated other comprehensive income (loss)."

Commissions and Other Income

Commissions and other income principally includes securities and commodities commission revenues and asset management fees which are recognized in the period in which the services are performed. Realized and unrealized gains from trading activities of the Company's securities and investment management businesses are also included in "Commissions and other income."

Derivative Financial Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. Except as noted below, the adoption of this statement did not have a material impact on the results of operations of the Company.

Upon its adoption of SFAS No. 133, the Company reclassified "held to maturity" securities with a fair market value of approximately $12,085 million to "available-for-sale" as permitted by the new standard. This reclassification resulted in unrealized investment gains of $94 million, net of tax, which were recorded as a component of "Accumulated other comprehensive income (loss)."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company include swaps, futures, forwards and option contracts and may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at estimated fair value, generally by obtaining quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, value of securities or commodities, credit spreads, market volatility and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix, manage the interest rate and currency characteristics of invested assets and to mitigate the risk of a diminution, upon translation to U.S. dollars, of expected non-U.S. earnings resulting from unfavorable changes in currency exchange rates. They are also used in a derivative dealer capacity in the Company's securities operations to meet the needs of clients by structuring transactions that allow clients to manage their exposure to interest rates, foreign exchange rates, indices or prices of securities and commodities and similarly in a dealer capacity through the operation of hedge portfolios in a limited-purpose subsidiary. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded in the Consolidated Statements of Financial Position either as assets, within "Trading account assets" or "Broker-dealer related receivables," or as liabilities within "Broker-dealer related payables" or "Other liabilities." Realized and unrealized changes in fair value of derivatives used in a dealer capacity are included in "Commissions and other income" in the Consolidated Statements of Operations in the periods in which the changes occur. Cash flows from such derivatives are reported in the operating activities section of the Consolidated Statements of Cash Flows.

As discussed in detail below and in Note 20, all realized and unrealized changes in fair value of non-dealer related derivatives, with the exception of the effective unrealized portion of cash flow hedges and effective hedges of net investment in foreign operations, are recorded in current earnings. Cash flows from these derivatives are reported in the investing activities section in the Consolidated Statements of Cash Flows.

For non-dealer related derivatives the Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge); (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); (3) a foreign-currency fair value or cash flow hedge ("foreign currency" hedge); (4) a hedge of a net investment in a foreign operation; or (5) a derivative that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion of adjusting the derivative to fair value is recorded in "Realized investment gains (losses), net."

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

When a derivative is designated as a fair value hedge and is determined to be highly effective, changes in its fair value, along with changes in the fair value of the hedged asset or liability (including losses or gains on firm commitments), are reported on a net basis in the income statement line item associated with the hedged item.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Under certain circumstances, the change in fair value of an unhedged item is either not recorded or recorded instead in "Accumulated other comprehensive income (loss)." When such items are hedged and the hedge qualifies as a fair value hedge, the change in fair value of both the hedged item and the derivative are reported on a net basis in "Realized investment gains (losses), net." Periodic settlements associated with such derivatives are recorded in the same income statement line as the related settlements of the hedged items.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" until earnings are affected by the variability of cash flows (*e.g.*, when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

When a derivative is designated as a foreign currency hedge and is determined to be highly effective, changes in its fair value are recorded in either current period earnings or "Accumulated other comprehensive income (loss)," depending on whether the hedge transaction is a fair value hedge (*e.g.*, a hedge of a firm commitment that is to be settled in a foreign currency) or a cash flow hedge (*e.g.*, a foreign currency denominated forecasted transaction). When a derivative is used as a hedge of a net investment in a foreign operation, its change in fair value, to the extent effective as a hedge, is recorded in the cumulative translation adjustment account within "Accumulated other comprehensive income (loss)."

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company occasionally is a party to a financial instrument that contains a derivative instrument that is "embedded" in the financial instrument. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (*i.e.*, the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net."

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; or (3) the derivative is no longer designated as a hedge instrument, because (a) it is unlikely that a forecasted transaction will occur; (b) because a hedged firm commitment no longer meets the definition of a firm commitment; or (c) management determines that designation of the derivative as a hedge instrument is no longer appropriate. When hedge accounting is discontinued, any hedged asset or liability, which otherwise would not be carried at fair value, will no longer be adjusted for changes in fair value.

Income Taxes

The Company and its domestic subsidiaries file a consolidated federal income tax return that includes both life insurance companies and non-life insurance companies. In addition to taxes on operations, the Internal Revenue Code imposes an "equity tax" on mutual life insurance companies. Subsequent to the demutualization, the Company is no longer subject to the equity tax. Subsidiaries operating outside the United States are taxed, and income tax expense is recorded, based on applicable foreign statutes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

Demutualization Costs and Expenses

Demutualization costs and expenses include the cost of engaging external accounting, actuarial, investment banking, legal and other consultants to advise the Company, the New Jersey Department of Banking and Insurance and the New York State Insurance Department in the demutualization process and related matters as well as the cost of printing and postage for communications with policyholders and other administrative costs. Demutualization costs and expenses for the year ended December 31, 2001 also include $340 million of demutualization consideration paid to former Canadian branch policyholders pertaining to certain policies that Prudential Insurance transferred to London Life Insurance Company in 1996 in connection with the sale of most of its Canadian branch operations. Under the Plan of Reorganization, these policyholders were required to receive demutualization compensation in the form of cash. All demutualization costs and expenses have been recorded in the periods prior to demutualization.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that an intangible asset acquired either individually or with a group of other assets shall initially be recognized and measured based on fair value. An intangible asset with a finite life is amortized over its useful life to the reporting entity; an intangible asset with an indefinite useful life, including goodwill, is not amortized. All indefinite lived intangible assets shall be tested for impairment in accordance with the statement. The Company adopted SFAS No. 142 as of January 1, 2002. See Note 8 for additional information pertaining to goodwill and other intangible assets.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 eliminated the requirement that discontinued operations be measured at net realizable value or that entities include losses that have not yet occurred. SFAS No. 144 eliminated the exception to consolidation for a subsidiary for which control is likely to be temporary. The implementation of this provision was not material to the Company's financial position. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. An impairment for assets that are not to be disposed of is recognized only if the carrying amounts of long-lived assets are not recoverable and exceed their fair values. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations and cash flows that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. Consequently, certain activities included in discontinued operations in the accompanying financial statements would not have been recorded as discontinued operations prior to the adoption of SFAS No. 144. See Note 3 for additional information pertaining to discontinued operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Prior to the adoption of SFAS No. 146, such amounts were recorded upon the Company's commitment to a restructuring plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, the Company will adopt this statement for applicable transactions occurring on or after January 1, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 expands existing accounting guidance and disclosure requirements for certain guarantees and requires the recognition of a liability for the fair value of certain types of guarantees issued or modified after December 31, 2002. The January 1, 2003 adoption of the Interpretation's guidance did not have a material effect on the Company's financial position. The disclosure requirements of the Interpretation have been incorporated in Note 22.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses whether certain types of entities, referred to as variable interest entities ("VIEs"), should be consolidated in a company's financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns), or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. The Company adopted the Interpretation for relationships with VIEs that began on or after February 1, 2003. The Company will implement the consolidation guidance by July 1, 2003 for VIEs with which the Company became involved prior to February 1, 2003. The Company is in the process of determining whether it will need to consolidate previously unconsolidated VIEs or to deconsolidate previously consolidated VIEs. Based upon its relationships with such entities, the Company believes that the implementation of the consolidation guidance will not have a material effect on the Company's consolidated financial position.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year presentation.

3. DISCONTINUED OPERATIONS

In the fourth quarter of 2002, the Company announced its decision to exit certain of the international securities operations of Prudential Securities Group Inc. in Europe. The exited operations include European retail transaction-oriented stockbrokerage and related activities. As a result of exiting these activities, the primary business of Prudential Securities Group Inc. in Europe is the provision of private banking and wealth management services to high net worth individuals. Institutional services in Europe are limited primarily to the sale of U.S. equities. The loss for the discontinued businesses for the year ended December 31, 2002 includes a pre-tax charge of $43 million relating primarily to severance and termination benefits and office closure costs. Also, in the fourth quarter of 2002, the Company decided to sell its retail broker-dealer operations in Tokyo and have included such in discontinued operations.

In the third quarter of 2002, the Company discontinued its web-based business for the workplace distribution of voluntary benefits. The loss for the year ended December 31, 2002 includes a pre-tax impairment charge of $32 million on the Company's investment in a vendor of that distribution platform, as well as a pre-tax charge of $7 million related to severance and contract termination costs.

In December 1998, the Company entered into a definitive agreement to sell its healthcare business to Aetna, Inc. ("Aetna"). The sale was completed on August 6, 1999. The Company retained all liabilities associated with litigation that existed at that date or commenced within two years of that date with respect to claims that were incurred prior to August 6, 1999 (see Note 22). Reserves relating to the healthcare business include the cost of resolving litigation and certain contractual and regulatory matters, as well as estimates of other costs in connection with the disposition of the business. The Company also established reserves in connection with a medical loss ratio agreement (the "MLR Agreement"), pursuant to which the Company was required to make

3. DISCONTINUED OPERATIONS *(continued)*

payments to Aetna in the event that the medical loss ratios *(i.e.*, incurred medical expense divided by earned premiums) of the sold businesses were less favorable than levels specified in the MLR Agreement for the years 1999 and 2000.

The loss the Company recorded upon the disposal of the healthcare business was reduced in each of the years ended December 31, 2002, 2001 and 2000. The reduction in 2000 was recorded upon the completion of the period covered by the MLR Agreement and took into consideration other disposal costs incurred compared with previous estimates. The reduction in 2001 was primarily attributable to the final settlement of the MLR Agreement. The reduction in 2002 was primarily the result of favorable resolution of certain legal and regulatory matters.

Although the Company no longer issues or renews healthcare policies, it was required to issue and renew policies for specified periods of time after the closing date, in order to provide for uninterrupted operation and growth of the business that Aetna acquired. All such policies were 100% coinsured by Aetna. Consequently, the following amounts pertaining to the coinsurance agreement had no effect on the Company's results of operations. Ceded premiums and benefits were $27 million and $17 million, respectively for the year ended December 31, 2002. Ceded premium and benefits for the year ended December 31, 2001 were $966 million and $827 million, respectively, and for the year ended December 31, 2000 were $1,872 million and $1,418 million, respectively. Reinsurance recoverable under this agreement, included in "Other assets," was $45 million at December 31, 2002 and $202 million at December 31, 2001.

Charges recorded in connection with the disposals of businesses include estimates that are subject to subsequent adjustment. It is possible that such adjustments might be material to future results of operations of a particular quarterly or annual period.

Results of operations of discontinued businesses, including charges upon disposition, for the years ended December 31, are as follows:

	2002	2001	2000
		(in millions)	
International securities operations	$(75)	$(39)	$ 24
Tokyo retail brokerage activities	(7)	(27)	(15)
Web-based workplace distribution of voluntary benefits	(58)	(20)	(5)
Healthcare operations	71	25	121
Income (loss) from discontinued operations before income taxes	(69)	(61)	125
Income tax expense (benefit)	(7)	(14)	52
Income (loss) from discontinued operations, net of taxes	$(62)	$(47)	$ 73

The Company's Consolidated Statements of Financial Position include total assets and total liabilities related to discontinued businesses of $1,297 million and $1,225 million, respectively, at December 31, 2002, and $1,568 million and $1,571 million, respectively, at December 31, 2001.

4. CAPITAL MARKETS RESTRUCTURING

In the fourth quarter of 2000, Prudential Securities Group Inc. exited the lead-managed equity underwriting for corporate issuers and institutional fixed income businesses. Exiting these businesses resulted in staff reductions of approximately 700 positions, 350 of which were eliminated in 2000 and the remainder in 2001. The positions eliminated included investment bankers, traders, analysts and other professional and support staff. Results for 2000 include a pre-tax charge of $476 million in connection with the restructuring, which is presented

4. CAPITAL MARKETS RESTRUCTURING *(continued)*

as "Capital markets restructuring." The charge includes $213 million for employee related costs, consisting largely of severance and termination benefits. The charge also includes the write-off of $140 million of goodwill previously recorded in connection with investment banking acquisitions. Remaining charges of $123 million consist of lease termination payments and other facility exit costs, including office equipment and leasehold improvements write-downs, and other related costs. As of December 31, 2002 and 2001, remaining reserves for capital markets restructuring costs were $13 million and $28 million, respectively.

5. ACQUISITION OF KYOEI LIFE INSURANCE COMPANY, LTD.

In April 2001, the Company completed the acquisition of Kyoei Life Insurance Co., Ltd. ("Kyoei"), a stock life insurance company located in Japan, which has been accounted for as a purchase. Kyoei was renamed Gibraltar Life Insurance Company, Ltd. ("Gibraltar Life") by the Company concurrent with the acquisition. Gibraltar Life provides financial services throughout Japan. Gibraltar Life primarily offers four types of insurance products: individual insurance, including life and indemnity health coverage; individual annuities; group life insurance; and group annuities. It distributes these products through an agency force and large employer groups. Gibraltar Life also has domestic and foreign subsidiaries, including non-insurance businesses, which are not material to its financial position or results of operations.

Prior to its acquisition, Gibraltar Life filed for reorganization under the Reorganization Law of Japan. The Reorganization Law, similar to Chapter 11 of the U.S. Bankruptcy Code, is intended to provide a mechanism for restructuring financially troubled companies by permitting the adjustment of the interests of creditors, shareholders and other interested parties. On April 2, 2001, the Tokyo District Court issued its official recognition order approving the Reorganization Plan. The Reorganization Plan became effective immediately upon the issuance of the recognition order, and is binding upon Gibraltar Life, its creditors, including policyholders, its shareholders and other interested parties, whether or not they submitted claims or voted for or against the plan. The Reorganization Plan included the extinguishment of all existing stock for no consideration and the issuance of 1.0 million new shares of common stock. Also under the Reorganization Plan, Gibraltar Life was discharged from all financial indebtedness, retaining only liabilities under insurance policies and contracts, certain pension liabilities, liabilities incurred in the ordinary course of business and certain other claims. Gibraltar Life's in force insurance policies, except for group life, collective term and reinsurance policies, were restructured such that guaranteed interest rates and cash surrender values were reduced and special surrender charges imposed. Pursuant to the Reorganization Plan, on April 19, 2001 the Company contributed ¥50 billion ($395 million based on currency exchange rates at that time) in cash to Gibraltar Life's capital and on April 20, 2001 received 100% of Gibraltar Life's newly issued common stock. The Company also provided ¥98 billion ($775 million based on currency exchange rates at that time) to Gibraltar Life in the form of a subordinated loan.

In years four and eight following the recognition of the Reorganization Plan by the Tokyo District Court, a special dividend to certain Gibraltar Life policyholders will be payable based on 70% of net realized investment gains, if any, over the value included in the Reorganization Plan of real estate and loans, net of transaction costs and taxes. As of December 31, 2002, a liability of $726 million is included in "Policyholders' dividends" which is based on the difference between the current estimated fair values of loans and real estate at the date of the Consolidated Statements of Financial Position and the value of such assets included in the Reorganization Plan.

For purposes of inclusion in the Company's Consolidated Financial Statements, Gibraltar Life has adopted a November 30 fiscal year end; therefore, the consolidated financial statements include Gibraltar Life's assets and liabilities as of November 30, 2002 and 2001, and Gibraltar Life's results of operations for the periods April 2, 2001 through November 30, 2001 and December 1, 2001 through November 30, 2002. The Company's Consolidated Financial Statements include income from continuing operations before income taxes for Gibraltar Life of $200 million and $238 million for the years ended December 31, 2002 and 2001, respectively.

6. INVESTMENTS

Fixed Maturities and Equity Securities

The following tables provide additional information relating to fixed maturities and equity securities (excluding trading account assets) at December 31,

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)			
Fixed maturities available for sale				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 8,323	$ 670	$ 7	$ 8,986
Obligations of U.S. states and their political subdivisions	1,962	213	1	2,174
Foreign government bonds	21,158	1,317	3	22,472
Corporate securities	78,845	5,729	609	83,965
Mortgage-backed securities	7,581	288	3	7,866
Total fixed maturities available for sale	$117,869	$8,217	$ 623	$125,463
Equity securities available for sale	$ 2,849	$ 188	$ 230	$ 2,807

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)			
Fixed maturities held to maturity				
Obligations of U.S. states and their political subdivisions	$ 3	$ —	$ —	$ 3
Foreign government bonds	103	3	—	106
Corporate securities	274	7	4	277
Mortgage-backed securities	2,232	58	3	2,287
Total fixed maturities held to maturity	$ 2,612	$ 68	$ 7	$ 2,673

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)			
Fixed maturities available for sale				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 7,900	$ 195	$ 35	$ 8,060
Obligations of U.S. states and their political subdivisions	1,936	65	14	1,987
Foreign government bonds	17,322	330	62	17,590
Corporate securities	75,072	2,810	957	76,925
Mortgage-backed securities	5,234	166	20	5,380
Total fixed maturities available for sale	$107,464	$3,566	$1,088	$109,942
Equity securities available for sale	$ 2,252	$ 230	$ 210	$ 2,272

6. INVESTMENTS *(continued)*

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)			
Fixed maturities held to maturity				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 2	$ —	$ —	$ 2
Obligations of U.S. states and their political subdivisions	1	—	—	1
Foreign government bonds	106	8	—	114
Corporate securities	265	15	2	278
Total fixed maturities held to maturity	$ 374	$ 23	$ 2	$ 395

The amortized cost and estimated fair value of fixed maturities by contractual maturities at December 31, 2002, is as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in millions)		(in millions)	
Due in one year or less	$ 5,663	$ 5,742	$ 24	$ 24
Due after one year through five years	32,930	34,230	122	129
Due after five years through ten years	35,692	37,972	54	55
Due after ten years	36,003	39,653	180	178
Mortgage-backed securities	7,581	7,866	2,232	2,287
Total	$117,869	$125,463	$2,612	$2,673

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

Proceeds from the repayment of held to maturity fixed maturities during 2002, 2001 and 2000 were $418 million, $139 million and $3,266 million, respectively. Gross gains of $0 million, $0 million and $8 million were realized on prepayment of held to maturity fixed maturities during 2002, 2001 and 2000, respectively.

Proceeds from the sale of available for sale fixed maturities during 2002, 2001 and 2000 were $47,341 million, $84,629 million and $93,653 million, respectively. Proceeds from the maturity of available for sale fixed maturities during 2002, 2001 and 2000 were $13,188 million, $13,521 million and $6,318 million, respectively. Gross gains of $1,276 million, $1,270 million and $909 million, and gross losses of $1,301 million, $1,136 million and $1,408 million were realized on sales and prepayments of available for sale fixed maturities during 2002, 2001 and 2000, respectively.

Write-downs for impairments for fixed maturities were $687 million, $777 million and $540 million, and for equity securities were $309 million, $238 million and $34 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Due to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001, the aggregate amortized cost of "held to maturity" securities transferred to the "available for sale" portfolio was $11,937 million. Unrealized investment gains of $94 million, net of tax, were recorded in "Accumulated other comprehensive income (loss)" at the time of the transfer in 2001.

6. INVESTMENTS *(continued)*

Commercial Loans

The Company's commercial loans are as follows at December 31,

	2002		2001	
	Amount (in millions)	% of Total	Amount (in millions)	% of Total
Collateralized loans by property type				
Office buildings	$ 3,333	18.9%	$ 3,553	20.7%
Retail stores	1,993	11.3%	2,058	12.0%
Residential properties	2,137	12.1%	2,184	12.7%
Apartment complexes	4,414	25.0%	4,209	24.5%
Industrial buildings	3,099	17.6%	2,685	15.7%
Agricultural properties	1,863	10.6%	1,908	11.1%
Other	800	4.5%	569	3.3%
Subtotal of collateralized loans	17,639	100.0%	17,166	100.0%
Valuation allowance	(198)		(220)	
Total collateralized loans	17,441		16,946	
Uncollateralized loans				
Gibraltar Life uncollateralized loans	2,130		3,098	
Valuation allowance	(284)		(315)	
Total uncollateralized loans	1,846		2,783	
Net carrying value	$19,287		$19,729	

The commercial loans are geographically dispersed throughout the United States, Canada and Asia with the largest concentrations in California (21.7%) and Asia (16.0%) at December 31, 2002.

Activity in the allowance for losses for all commercial loans, for the years ended December 31, is summarized as follows:

	2002	2001	2000
		(in millions)	
Allowance for losses, beginning of year	$ 535	$ 225	$ 221
Allowance on loans acquired from Gibraltar Life	—	739	—
Addition (release) of allowance for losses	(42)	(24)	17
Charge-offs, net of recoveries	(29)	(412)	(13)
Change in foreign exchange	18	7	—
Allowance for losses, end of year	$ 482	$ 535	$ 225

Non-performing commercial loans identified in management's specific review of probable loan losses and the related allowance for losses at December 31, are as follows:

	2002	2001
	(in millions)	
Non-performing commercial loans with allowance for losses	$ 349	$ 463
Non-performing commercial loans with no allowance for losses	182	243
Allowance for losses, end of year	(271)	(333)
Net carrying value of non-performing commercial loans	$ 260	$ 373

6. INVESTMENTS *(continued)*

Non-performing commercial loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans' expected future cash flows equals or exceeds the recorded investment. The average recorded investment in non-performing loans before allowance for losses was $601 million, $1,309 million and $565 million for 2002, 2001 and 2000, respectively. Net investment income recognized on these loans totaled $26 million, $35 million and $37 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Other Long-term Investments

The Company's "Other long-term investments" includes investments in joint ventures and limited partnerships of $1,730 million and $1,710 million at December 31, 2002 and 2001, respectively. These investments include $685 million and $717 million in real estate related interests and $1,045 million and $993 million in non-real estate related interests at December 31, 2002 and 2001, respectively.

Summarized combined financial information for joint ventures and limited partnership interests accounted for under the equity method, in which the Company has an investment of $10 million or greater and an equity interest of 10% or greater, is as follows:

	At December 31,	
	2002	2001
	(in millions)	
STATEMENTS OF FINANCIAL POSITION		
Investments in real estate	$2,179	$3,603
Investments in securities	2,958	1,694
Cash and cash equivalents	132	87
Other assets	76	208
Total assets	$5,345	$5,592
Borrowed funds—third party	$ 645	$ 598
Borrowed funds—Prudential Financial	—	3
Other liabilities	561	1,399
Total liabilities	1,206	2,000
Partners' capital	4,139	3,592
Total liabilities and partners' capital	$5,345	$5,592
Equity in partners' capital included above	$1,273	$ 971
Equity in limited partnership interests not included above	457	739
Carrying value	$1,730	$1,710

	Years ended December 31,		
	2002	2001	2000
	(in millions)		
STATEMENTS OF OPERATIONS			
Income of real estate joint ventures	$ 140	$ 246	$ 257
Income of other limited partnership interests	140	142	256
Interest expense—third party	(63)	(31)	(31)
Other expenses	(159)	(251)	(226)
Net earnings	$ 58	$ 106	$ 256
Equity in net earnings included above	$ 12	$ 37	$ 79
Equity in net earnings of limited partnership interests not included above	16	48	100
Total equity in net earnings	$ 28	$ 85	$ 179

6. INVESTMENTS *(continued)*

"Other long-term investments" includes investments in real estate, which is held through direct ownership, of $1,217 million and $1,072 million at December 31, 2002 and 2001, respectively. "Other long-term investments" also includes investments in the Company's separate accounts of $396 million and $975 million, and other miscellaneous investments of $2,065 million and $1,661 million at December 31, 2002 and 2001, respectively.

Net Investment Income

Net investment income for the years ended December 31, was from the following sources:

	2002	2001	2000
		(in millions)	
Fixed maturities available for sale	$ 6,454	$ 6,826	$ 5,938
Fixed maturities held to maturity	80	12	1,028
Trading account assets	135	294	734
Equity securities available for sale	73	45	67
Commercial loans	1,438	1,432	1,370
Policy loans	529	522	478
Securities purchased under agreements to resell	8	11	28
Broker-dealer related receivables	258	495	1,199
Short-term investments and cash equivalents	314	465	683
Other investment income	284	424	484
Gross investment income	9,573	10,526	12,009
Less investment expenses	(741)	(1,388)	(2,530)
Net investment income	$ 8,832	$ 9,138	$ 9,479

Based on the carrying value, assets categorized as "non-income producing" at December 31, 2002 included in fixed maturities, commercial loans and other long-term investments totaled $19 million, $16 million and $43 million, respectively.

Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the years ended December 31, were from the following sources:

	2002	2001	2000
		(in millions)	
Fixed maturities	$ (712)	$(639)	$(1,066)
Equity securities available for sale	(335)	(245)	450
Commercial loans	35	1	(5)
Investment real estate	(7)	40	49
Joint ventures and limited partnerships	23	—	124
Derivatives	(400)	160	187
Other	38	12	(5)
Realized investment losses, net	$(1,358)	$(671)	$ (266)

6. INVESTMENTS *(continued)*

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains and losses on securities available for sale and certain other long-term investments are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income (loss)." Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income (loss)" those items that are included as part of "Net income" for a period that had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, are as follows:

	Unrealized Gains (Losses) On Investments	Deferred Policy Acquisition Costs	Future Policy Benefits	Policyholders' Dividends	Deferred Income Tax (Liability) Benefit	Accumulated Other Comprehensive Income (Loss) Related To Net Unrealized Investment Gains (Losses)
			(in millions)			
Balance, December 31, 1999	$(1,348)	$ 306	$ (3)	$ —	$ 385	$ (660)
Net investment gains (losses) on investments arising during the period	1,458	—	—	—	(540)	918
Reclassification adjustment for (gains) losses included in net income	621	—	—	—	(230)	391
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	(356)	—	—	132	(224)
Impact of net unrealized investment (gains) losses on future policy benefits	—	—	(101)	—	35	(66)
Balance, December 31, 2000	731	(50)	(104)	—	(218)	359
Net investment gains (losses) on investments arising during the period	781	—	—	—	(293)	488
Reclassification adjustment for (gains) losses included in net income	860	—	—	—	(323)	537
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	(270)	—	—	97	(173)
Impact of net unrealized investment (gains) losses on future policy benefits	—	—	27	—	(10)	17
Balance, December 31, 2001	2,372	(320)	(77)	—	(747)	1,228
Net investment gains (losses) on investments arising during the period	4,019	—	—	—	(1,434)	2,585
Reclassification adjustment for (gains) losses included in net income	1,055	—	—	—	(376)	679
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	(216)	—	—	78	(138)
Impact of net unrealized investment (gains) losses on future policy benefits	—	—	(769)	—	276	(493)
Impact of net unrealized investment (gains) losses on policyholders' dividends	—	—	—	(1,606)	579	(1,027)
Balance, December 31, 2002	$ 7,446	$(536)	$(846)	$(1,606)	$(1,624)	$ 2,834

6. INVESTMENTS *(continued)*

The table below presents unrealized gains (losses) on investments by asset class at December 31,

	2002	2001	2000
		(in millions)	
Fixed maturities	$7,594	$2,478	$712
Equity securities	(42)	20	51
Other long-term investments	(106)	(126)	(32)
Unrealized gains on investments	$7,446	$2,372	$731

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreement to repurchase and futures contracts. At December 31, the carrying value of investments pledged to third parties as reported in the Consolidated Statements of Financial Position included the following:

	2002	2001
	(in millions)	
Fixed maturities available for sale	$15,600	$10,865
Trading account assets	1,799	2,985
Separate account assets	2,496	2,659
Total securities pledged	$19,895	$16,509

In the normal course of its business activities, the Company accepts collateral that can be sold or repledged. The primary sources of this collateral are securities in customer accounts, securities purchased under agreements to resell and securities borrowed transactions. The fair value of this collateral was approximately $13,488 million and $14,801 million at December 31, 2002 and 2001, respectively, of which $9,288 million in 2002 and $10,571 million in 2001 had either been sold or repledged.

Assets of $399 million and $400 million at December 31, 2002 and 2001, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. Additionally, assets valued at $789 million and $960 million at December 31, 2002 and 2001, respectively, were held in voluntary trusts. Of these amounts, $192 million and $244 million at December 31, 2002 and 2001, respectively, related to sales practices matters described in Note 22. The remainder relates to trusts established to fund guaranteed dividends to certain policyholders and to fund certain employee benefits. Assets valued at $424 million and $158 million at December 31, 2002 and 2001, respectively, were pledged as collateral for bank loans and other financing agreements. Letter stock or other securities restricted as to sale amounted to $25 million and $183 million at December 31, 2002 and 2001, respectively. Restricted cash and securities of $1,869 million and $1,930 million at December 31, 2002 and 2001, respectively, were included in "Other assets." The restricted cash represents funds deposited by clients and funds accruing to clients as a result of trades or contracts.

7. DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

	2002	2001	2000
		(in millions)	
Balance, beginning of year	$ 6,868	$ 7,063	$ 7,324
Capitalization of commissions, sales and issue expenses	1,478	1,385	1,324
Amortization	(1,267)	(1,126)	(1,096)
Change in unrealized investment gains and losses	(216)	(270)	(356)
Foreign currency translation	168	(184)	(154)
Acquisition of subsidiary	—	—	21
Balance, end of year	$ 7,031	$ 6,868	$ 7,063

8. GOODWILL AND OTHER INTANGIBLES

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. The Company ceased the amortization of goodwill as of that date and determined that the implementation of the transition provisions of this statement did not result in an impairment loss as of the adoption date of the standard. Net income (loss) would have been approximately $(133) million and $411 million for the years ended December 31, 2001 and 2000, respectively, had the provisions of the new standard been applied as of January 1, 2000. Goodwill amortization amounted to $21 million and $13 million for the years ended December 31, 2001 and 2000, respectively. The changes in the book value of goodwill by segment for the year ended December 31, 2002 are as follows:

	Balance at January 1, 2002	Acquisitions	Impairment Charge	Disposal of Reporting Unit	Balance at December 31, 2002
			(in millions)		
Individual Life and Annuities	$ 5	$ —	$ —	$ —	$ 5
Property and Casualty Insurance	33	—	(33)	—	—
Investment Management	50	85	—	—	135
Other Asset Management	4	—	—	(4)	—
International Investments	119	45	(3)	—	161
Corporate and Other	114	2	—	—	116
Total	$ 325	$ 132	$ (36)	$ (4)	$ 417

The Company tests goodwill for impairment on an annual basis as of December 31 of each year. Subsequent to the impairment test performed at the time of adoption of SFAS No. 142, the Company's first annual impairment test for goodwill was as of December 31, 2002. The Company tests goodwill for impairment between the annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As a result of the December 31, 2002 annual impairment test, the Company determined that the goodwill related to its Property and Casualty Insurance segment was impaired. Accordingly, the Company recorded an impairment charge of $33 million representing the entire carrying amount of the segment's goodwill. The Property and Casualty Insurance segment has been determined to be a reporting unit for goodwill impairment testing. The fair value of the segment was determined based on independent third party assessments. In addition, an impairment charge of $3 million was recorded in the International Investments segment, which represented the goodwill balance associated with the discontinued international securities operations of Prudential Securities Group Inc. in Europe.

The Company's intangible assets other than goodwill ("other intangibles") are subject to amortization. At December 31, 2002, the gross carrying amount and accumulated amortization for the Company's other intangibles

8. GOODWILL AND OTHER INTANGIBLES *(continued)*

amounted to $319 million and $99 million, respectively, and at December 31, 2001, $233 million and $71 million, respectively. Other intangibles consist primarily of mortgage servicing rights and customer relationships related to the Investment Management segment. At December 31, 2002 and 2001, mortgage servicing rights, including both purchased and originated servicing rights, were $124 million and $126 million, respectively, and customer relationships were $77 million and $21 million, respectively. Amortization expense for other intangibles was $25 million and $22 million for the years ended December 31, 2002 and 2001, respectively. Amortization expense for other intangibles currently owned by the Company is expected to be approximately $30 million for each of the next five years.

9. POLICYHOLDERS' LIABILITIES

Future Policy Benefits

Future policy benefits at December 31, are as follows:

	2002	2001
	(in millions)	
Life insurance	$74,438	$71,582
Annuities	15,052	14,500
Other contract liabilities	970	909
Total future policy benefits	$90,460	$86,991

The Company's individual participating insurance is included within the Closed Block Business. Participating insurance represented 34% and 37% of domestic individual life insurance in force at December 31, 2002 and 2001, respectively, and 91%, 92% and 94% of domestic individual life insurance premiums for 2002, 2001 and 2000, respectively.

Life insurance liabilities include reserves for death and endowment policy benefits, terminal dividends and certain health benefits. Annuity liabilities include reserves for life contingent immediate annuities and life contingent group annuities. Other contract liabilities primarily consist of unearned premium and benefit reserves for group health products and property and casualty insurance.

Future policy benefits for individual participating traditional life insurance are based on the net level premium method, calculated using the guaranteed mortality and nonforfeiture interest rates which range from 2.5% to 9%; less than 1% of the reserves are based on an interest rate in excess of 8%.

Future policy benefits for individual non-participating traditional life insurance policies, group and individual long-term care policies and individual health insurance policies are equal to the aggregate of (1) the present value of future benefit payments and related expenses, less the present value of future net premiums, and (2) premium deficiency reserves. Assumptions as to mortality, morbidity and persistency are based on the Company's experience when the basis of the reserve is established. Interest rates used for the aggregate reserves range from 1.7% to 11.3%; less than 1% of the reserves are based on an interest rate in excess of 8%.

Future policy benefits for individual and group annuities are equal to the aggregate of (1) the present value of expected future payments on the basis of actuarial assumptions established at issue, and (2) premium deficiency reserves. Assumptions as to mortality are based on the Company's experience when the basis of the reserve is established. The interest rates used in the determination of the aggregate reserves range from 1.7% to 14.8%; less than 3% of the reserves are based on an interest rate in excess of 8%.

9. POLICYHOLDERS' LIABILITIES *(continued)*

Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company's experience (except for certain group insurance coverages for which future policy benefits are equal to gross unearned premium reserves). The interest rates used in the determination of the aggregate reserves range from 2.5% to 9.8%; less than 3% of the reserves are based on an interest rate in excess of 8%.

Premium deficiency reserves are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs. Premium deficiency reserves have been recorded for the group single premium annuity business, which consists of limited-payment, long duration traditional and non-participating annuities; structured settlements and single premium immediate annuities with life contingencies; and for certain individual health policies. Liabilities of $2,457 million and $1,867 million are included in "Future policy benefits" with respect to these deficiencies at December 31, 2002 and 2001, respectively. The increase is largely attributable to unrealized investment gains and, consequently, is largely offset within "Accumulated other comprehensive income (loss)."

Policyholders' Account Balances

Policyholders' account balances at December 31, are as follows:

	2002	2001
	(in millions)	
Individual annuities	$ 8,497	$ 7,564
Group annuities	3,911	4,035
Guaranteed investment contracts and guaranteed interest accounts	13,982	13,031
Interest-sensitive life contracts	7,584	8,112
Dividend accumulations and other	12,306	10,591
Policyholders' account balances	$46,280	$43,333

Policyholders' account balances for interest-sensitive life and investment-type contracts represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Interest crediting rates range from 0.5% to 8% for interest-sensitive life contracts and from 0.5% to 16% for investment-type contracts. Less than 4% of policyholders' account balances have interest crediting rates in excess of 8%.

9. POLICYHOLDERS' LIABILITIES *(continued)*

Unpaid Claims and Claim Adjustment Expenses

The following table provides a reconciliation of the activity in the liability for unpaid claims and claim adjustment expenses for property and casualty insurance, which includes the Company's Property and Casualty Insurance segment, and accident and health insurance at December 31:

	2002		2001		2000	
	Accident and Health	Property and Casualty	Accident and Health	Property and Casualty	Accident and Health	Property and Casualty
	(in millions)					
Balance at January 1	$1,655	$1,753	$1,701	$1,848	$1,735	$2,409
Less reinsurance recoverables, net	129	671	246	608	378	451
Net balance at January 1	1,526	1,082	1,455	1,240	1,357	1,958
Incurred related to:						
Current year	627	1,615	632	1,440	537	1,271
Prior years	(32)	(15)	(45)	(113)	(22)	(150)
Total incurred	595	1,600	587	1,327	515	1,121
Paid related to:						
Current year	237	967	219	932	152	842
Prior years	341	452	312	553	265	634
Total paid	578	1,419	531	1,485	417	1,476
Acquisitions (dispositions) (a)	—	—	15	—	—	(363)
Net balance at December 31	1,543	1,263	1,526	1,082	1,455	1,240
Plus reinsurance recoverables, net	24	598	129	671	246	608
Balance at December 31	$1,567	$1,861	$1,655	$1,753	$1,701	$1,848

(a) The 2001 accident and health increase relates to the acquisition of Gibraltar Life. The reduction in the 2000 property and casualty balance is primarily attributable to the sale of Gibraltar Casualty Company.

The accident and health reinsurance recoverable balance at December 31, 2002, 2001 and 2000 includes $9 million, $117 million and $239 million, respectively, attributable to the Company's discontinued healthcare business.

The unpaid claims and claim adjustment expenses presented above include estimates for liabilities associated with reported claims and for incurred but not reported claims based, in part, on the Company's experience. Changes in the estimated cost to settle unpaid claims are charged or credited to the Consolidated Statements of Operations periodically as the estimates are revised. Accident and health unpaid claims liabilities are discounted using interest rates ranging from 3.5% to 7.5%.

The amounts incurred for claims and claim adjustment expenses for property and casualty related to prior years were primarily driven by lower than anticipated losses for the auto line of business and a release of prior year reserves for group personal catastrophe coverage. The amounts incurred for claims and claim adjustment expenses for accident and health related to prior years were primarily due to long-term disability claim termination experience.

10. CLOSED BLOCK

On the date of demutualization, Prudential Insurance established a Closed Block for certain individual life insurance policies and annuities issued by Prudential Insurance in the United States. The Closed Block forms the principal component of the Closed Block Business. For a discussion of the Closed Block Business see Note 21. The Company established a separate closed block for participating individual life insurance policies issued by the Canadian branch of Prudential Insurance. Because of the substantially smaller number of outstanding Canadian policies, this separate closed block is insignificant in size and is not included in the information presented below.

Effective with demutualization, the Company adopted the American Institute of Certified Public Accountants Statement of Position ("SOP") 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and For Certain Long-Duration Participating Contracts." SOP 00-3 addresses financial statement presentation and accounting for certain participating policies after demutualization included in the Closed Block, accounting for demutualization expenses, and accounting for retained earnings and other comprehensive income at the date of demutualization.

The policies included in the Closed Block are specified individual life insurance policies and individual annuity contracts that were in force on the effective date of the Plan of Reorganization and for which Prudential Insurance is currently paying or expects to pay experience-based policy dividends. Assets have been allocated to the Closed Block in an amount that has been determined to produce cash flows which, together with revenues from policies included in the Closed Block, are expected to be sufficient to support obligations and liabilities relating to these policies, including provision for payment of benefits, certain expenses, and taxes and to provide for continuation of the policyholder dividend scales in effect in 2000, assuming experience underlying such scales continues. To the extent that, over time, cash flows from the assets allocated to the Closed Block and claims and other experience related to the Closed Block are, in the aggregate, more or less favorable than what was assumed when the Closed Block was established, total dividends paid to Closed Block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect in 2000 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to Closed Block policyholders and will not be available to stockholders. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the Closed Block. The Closed Block will continue in effect as long as any policy in the Closed Block remains in force unless, with the consent of the New Jersey insurance regulator, it is terminated earlier.

The recorded assets and liabilities were allocated to the Closed Block at their historical carrying amounts. During the first quarter of 2002, the Company completed a GAAP and statutory reconciliation of the assets and liabilities allocated to the Closed Block and the amounts reported as Closed Block assets and liabilities at December 31, 2001. As a result of this reconciliation, it was determined that net assets of $94 million on a GAAP basis that had been included in the Financial Services Businesses should have been included in the Closed Block. During the first quarter of 2002, such assets were reclassified to the Closed Block from the Financial Services Businesses. The statutory amounts were unaffected.

The excess of Closed Block Liabilities over Closed Block Assets at the date of the demutualization (adjusted to eliminate the impact of related amounts in "Accumulated other comprehensive income (loss)") represented the estimated maximum future earnings at that date from the Closed Block expected to result from operations attributed to the Closed Block after income taxes. As required by SOP 00-3, the Company developed an actuarial calculation of the timing of such maximum future earnings. If actual cumulative earnings of the Closed Block from inception through the end of any given period are greater than the expected cumulative earnings, only the expected earnings will be recognized in income. Any excess of actual cumulative earnings over expected cumulative earnings will represent undistributed accumulated earnings attributable to policyholders, which are recorded as a policyholder dividend obligation. The policyholder dividend obligation represents amounts to be paid to Closed Block policyholders as an additional policyholder dividend unless otherwise offset by future Closed Block performance that is less favorable than originally expected. If the actual cumulative earnings

10. CLOSED BLOCK *(continued)*

of the Closed Block from its inception through the end of any given period are less than the expected cumulative earnings of the Closed Block, the Company will recognize only the actual earnings in income. However, the Company may reduce policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equaled the expected cumulative earnings. As of December 31, 2002, the Company has not recognized a policyholder dividend obligation for the excess of actual cumulative earnings over the expected cumulative earnings. However, net unrealized investment gains that have arisen subsequent to the establishment of the Closed Block have been reflected as a policyholder dividend obligation of $1,606 million at December 31, 2002, to be paid to Closed Block policyholders unless otherwise offset by future experience, with an offsetting amount reported in "Accumulated other comprehensive income (loss)."

On December 11, 2002 and November 13, 2001, Prudential Insurance's Board of Directors acted to reduce dividends, effective January 1, 2003 and 2002, respectively, on Closed Block policies to reflect unfavorable investment experience that had emerged since July 1, 2000, the date the Closed Block was originally funded. These actions resulted in a $56 million and $104 million reduction of the liability for policyholder dividends recognized in the years ended December 31, 2002 and 2001, respectively.

Closed Block Liabilities and Assets designated to the Closed Block at December 31, as well as maximum future earnings to be recognized from Closed Block Liabilities and Closed Block Assets, are as follows:

	2002	2001
	(in millions)	
Closed Block Liabilities		
Future policy benefits	$48,247	$47,239
Policyholders' dividends payable	1,151	1,171
Policyholder dividend obligation	1,606	—
Policyholders' account balances	5,481	5,394
Other Closed Block liabilities	9,760	4,603
Total Closed Block Liabilities	66,245	58,407
Closed Block Assets		
Fixed maturities:		
Available for sale, at fair value	42,402	37,933
Equity securities, available for sale, at fair value	1,521	584
Commercial loans	6,457	5,572
Policy loans	5,681	5,758
Other long-term investments	1,008	1,018
Short-term investments	2,374	1,627
Total investments	59,443	52,492
Cash and cash equivalents	2,526	1,810
Accrued investment income	715	716
Other Closed Block assets	528	635
Total Closed Block Assets	63,212	55,653
Excess of reported Closed Block Liabilities over Closed Block Assets	3,033	2,754
Portion of above representing accumulated other comprehensive income:		
Net unrealized investment gains	2,720	780
Allocated to policyholder dividend obligation	(1,606)	—
Future earnings to be recognized from Closed Block Assets and Closed Block Liabilities	$ 4,147	$ 3,534

10. CLOSED BLOCK *(continued)*

Information regarding the policyholder dividend obligation is as follows:

	2002
	(in millions)
Balance, January 1, 2002	$ —
Impact on income before gains allocable to policyholder dividend obligation	—
Net investment gains	—
Unrealized investment gains	1,606
Balance, December 31, 2002	$1,606

Closed Block revenues and benefits and expenses for the year ended December 31, 2002 and the period from the date of demutualization through December 31, 2001 were as follows:

	2002	December 18, 2001 through December 31, 2001
	(in millions)	
Revenues		
Premiums	$4,022	$293
Net investment income	3,333	129
Realized investment gains (losses), net	(521)	24
Other income	68	3
Total Closed Block revenues	6,902	449
Benefits and Expenses		
Policyholders' benefits	4,310	288
Interest credited to policyholders' account balances	139	5
Dividends to policyholders	2,506	100
General and administrative expenses	801	33
Total Closed Block benefits and expenses	7,756	426
Closed Block revenues, net of Closed Block benefits and expenses, before income taxes	(854)	23
Income tax expense (benefit)	(147)	2
Closed Block revenues, net of Closed Block benefits and expenses and income taxes	$ (707)	$ 21

11. REINSURANCE

The Company participates in reinsurance in order to provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Property and casualty reinsurance is placed on a pro-rata basis and excess of loss, including stop-loss, basis. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.

The tables presented below exclude amounts pertaining to the Company's discontinued healthcare operations. See Note 3 for a discussion of the Company's coinsurance agreement with Aetna.

11. REINSURANCE *(continued)*

Reinsurance amounts included in the Consolidated Statements of Operations for the years ended December 31, were as follows:

	2002	2001	2000
		(in millions)	
Direct premiums	$14,206	$13,066	$10,686
Reinsurance assumed	114	95	86
Reinsurance ceded	(789)	(684)	(591)
Premiums	$13,531	$12,477	$10,181
Policyholders' benefits ceded	$ 821	$ 845	$ 642

Reinsurance recoverables, included in "Other assets" at December 31, are as follows:

	2002	2001
	(in millions)	
Life insurance	$ 734	$ 795
Property and casualty	613	694
Other reinsurance	71	82
Total reinsurance recoverable	$1,418	$1,571

Three major reinsurance companies account for approximately 50% of the reinsurance recoverable at December 31, 2002. The Company periodically reviews the financial condition of its reinsurers and amounts recoverable therefrom in order to minimize its exposure to loss from reinsurer insolvencies, recording an allowance when necessary for uncollectible reinsurance.

12. SHORT-TERM AND LONG-TERM DEBT

Short-term Debt

Short-term debt at December 31, is as follows:

	2002	2001
	(in millions)	
Commercial paper	$1,265	$3,182
Notes payable	1,566	1,469
Current portion of long-term debt	638	754
Total short-term debt	$3,469	$5,405

The weighted average interest rate on outstanding short-term debt, excluding the current portion of long-term debt, was approximately 1.6% and 3.9% at December 31, 2002 and 2001, respectively. The current portion of long-term debt at December 31, 2002 includes $300 million of surplus notes due in 2003.

At December 31, 2002, the Company had $3,284 million in committed lines of credit from numerous financial institutions, of which $195 million were used. These lines of credit generally have terms ranging from one to twenty-five years.

The Company issues commercial paper primarily to manage operating cash flows and existing commitments, meet working capital needs and take advantage of current investment opportunities. At December 31, 2002 and 2001, a portion of commercial paper borrowings were supported by $2,500 million and $4,000 million of the Company's existing lines of credit, respectively. At December 31, 2002 and 2001, the weighted average maturity of commercial paper outstanding was 19 and 21 days, respectively.

12. SHORT-TERM AND LONG-TERM DEBT *(continued)*

Long-term Debt

Long-term debt at December 31, is as follows:

Description	Maturity Dates	Rate	2002	2001
			(in millions)	
Prudential Holdings, LLC notes (the "IHC debt")				
Series A	2017(a)	(b)	$ 333	$ 333
Series B	2023(a)	7.245%	777	777
Series C	2023(a)	8.695%	640	640
Fixed rate notes				
U.S. Dollar	2003-2035	5.97%-15.00%	1,131	1,147
Japanese Yen	2010	(c)	384	348
Floating rate notes ("FRNs")				
U.S. Dollar	2003-2035	(d)	785	975
Canadian Dollar	2003	(e)	—	80
Japanese Yen	2005-2010	(f)	17	15
Surplus notes	2003-2025	(g)	690	989
Total long-term debt			$4,757	$5,304

(a) Annual scheduled repayments of principal for the Series A and Series C notes begin in 2013. Annual scheduled repayments of principal for the Series B notes begin in 2018.

(b) The interest rate on the Series A notes is a floating rate equal to LIBOR plus 0.875% per year. The interest rate ranged from 2.29% to 2.87% in 2002 and was 2.74% in 2001.

(c) The interest rate on the Japanese Yen denominated fixed rate note is 2.2% through 2008 at which time it becomes a floating rate note.

(d) The interest rates on the U.S. dollar denominated FRNs are generally based on rates such as LIBOR, Constant Maturity Treasury and the Federal Funds Rate. Interest rates on the U.S. dollar denominated FRNs ranged from 1.72% to 4.58% in 2002 and 2.07% to 9.42% in 2001.

(e) The interest rate on the Canadian Dollar denominated FRN is based on the Canadian Bankers Acceptances Rate (CADBA) less 0.30%. This note has a contractual floor of 6.00% with a contractual cap of 9.125%. The interest rate ranged from 6.00% to 6.84% in 2001.

(f) The interest rates on the Japanese Yen denominated FRNs are based on the Yen LIBOR plus 1.20%. The interest rates ranged from 1.27% to 1.33% in 2002 and was 1.32% in 2001.

(g) The interest rate on the Surplus notes ranged from 7.65% to 8.30% in 2002 and 6.875% to 8.30% in 2001.

Several long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 2002 and 2001, the Company was in compliance with all debt covenants.

Payment of interest and principal on the surplus notes issued after 1993, of which $690 million was outstanding at December 31, 2002 and 2001, may be made only with the prior approval of the Commissioner of Banking and Insurance of the State of New Jersey ("the Commissioner"). The Commissioner could prohibit the payment of the interest and principal on the surplus notes if certain statutory capital requirements are not met. At December 31, 2002, the Company has met these statutory capital requirements.

In order to modify exposure to interest rate and currency exchange rate movements, the Company utilizes derivative instruments, primarily interest rate swaps, in conjunction with some of its debt issues. These instruments qualify for hedge accounting treatment. The impact of these instruments, which is not reflected in the rates presented in the table above, was a decrease of $15 million in interest expense for the year ended December 31, 2002. Floating rates are determined by contractual formulas and may be subject to certain minimum or maximum rates. See Note 20 for additional information on the Company's use of derivative instruments.

12. SHORT-TERM AND LONG-TERM DEBT *(continued)*

Interest expense for short-term and long-term debt was $427 million, $647 million and $1,056 million, for the years ended December 31, 2002, 2001 and 2000, respectively. Securities business related interest expense of $144 million, $287 million and $456 million for the years ended December 31, 2002, 2001 and 2000, respectively, is included in "Net investment income."

Prudential Holdings, LLC Notes

On the date of demutualization, Prudential Holdings, LLC ("PHLLC"), a wholly owned subsidiary of Prudential Financial, issued $1.75 billion in senior secured notes (the "IHC debt"). PHLLC owns the capital stock of Prudential Insurance and does not have any operating businesses of its own. The IHC debt represents senior secured obligations of PHLLC with limited recourse; neither Prudential Financial, Prudential Insurance nor any other affiliate of PHLLC is an obligor or guarantor on the IHC debt. The IHC debt is collateralized by 13.8% of the outstanding common stock of Prudential Insurance and other items specified in the indenture, primarily the "debt coverage service account" discussed below.

PHLLC's ability to meet its obligations under the IHC debt is dependent principally upon sufficient available funds being generated by the Closed Block Business and the ability of Prudential Insurance, the sole direct subsidiary of PHLLC, to dividend such funds to PHLLC. The payment of scheduled principal and interest on the Series A notes and the Series B notes is insured by a financial guarantee insurance policy. The payment of principal and interest on the Series C notes is not insured. The IHC debt is redeemable prior to its stated maturity at the option of PHLLC and, in the event of certain circumstances, the IHC debt bond insurer can require PHLLC to redeem the IHC debt.

Net proceeds from the IHC debt amounted to $1,727 million. The majority of the net proceeds, or $1,218 million, was distributed to Prudential Financial through a dividend on the date of demutualization for use in the Financial Services Businesses. Net proceeds of $437 million were deposited to a restricted account within PHLLC. This restricted account, referred to as the "debt service coverage account," constitutes additional collateral for the IHC debt and is maintained in the Financial Services Businesses. The remainder of the net proceeds, or $72 million, was used to purchase a guaranteed investment contract to fund a portion of the financial guarantee insurance premium related to the IHC debt.

Summarized consolidated financial data for Prudential Holdings, LLC is presented below. Amounts for 2001 include results of operations and cash flows of Prudential Insurance prior to the date of demutualization.

	2002	2001
	(in millions)	
Consolidated Statements of Financial Position data at December 31:		
Total assets	$223,703	$220,585
Total liabilities	208,394	205,994
Total equity	15,309	14,591
Total liabilities and equity	223,703	220,585
Consolidated Statements of Operations data for the years ended December 31:		
Total revenues	$ 15,893	$ 27,173
Total benefits and expenses	16,037	27,380
Loss from continuing operations	(101)	(154)
Net loss	(93)	(151)
Consolidated Statements of Cash Flows data for the years ended December 31:		
Cash flows from operating activities	$ 8,337	$ 5,246
Cash flows from (used in) investing activities	(7,503)	7,395
Cash flows used in financing activities	(1,473)	(13,730)
Net decrease in cash and cash equivalents	(639)	(1,089)

12. SHORT-TERM AND LONG-TERM DEBT *(continued)*

Prudential Financial is a holding company and is a legal entity separate and distinct from its subsidiaries. The rights of Prudential Financial to participate in any distribution of assets of any subsidiary, including upon its liquidation or reorganization, are subject to the prior claims of creditors of that subsidiary, except to the extent that Prudential Financial may itself be a creditor of that subsidiary and its claims are recognized. PHLLC and its subsidiaries have entered into covenants and arrangements with third parties in connection with the issuance of the IHC debt which are intended to confirm their separate, "bankruptcy-remote" status, by assuring that the assets of PHLLC and its subsidiaries are not available to creditors of Prudential Financial or its other subsidiaries, except and to the extent that Prudential Financial and its other subsidiaries are, as shareholders or creditors of PHLLC and its subsidiaries, or would be, entitled to those assets.

At December 31, 2002, the Company was in compliance with all IHC debt covenants.

13. EQUITY SECURITY UNITS

On the date of demutualization, Prudential Financial issued 13,800,000 6.75% equity security units (the "Units") to the public at an offering price of $50 per Unit for gross proceeds of $690 million. The Units are traded on the New York Stock Exchange under the symbol "PFA." Each Unit has a stated amount of $50 and initially consists of (1) a contract requiring the holder to purchase (the "purchase contract"), for $50, shares of Common Stock of Prudential Financial on November 15, 2004 (the "settlement date"), and (2) a redeemable capital security of Prudential Financial Capital Trust I (the "Trust"), a statutory business trust created under Delaware law, with a stated liquidation amount of $50. The redeemable capital securities are initially pledged to secure the obligations of the Unit holders to purchase Common Stock under the purchase contracts. The number of shares of Common Stock that will be received upon settlement of the purchase contracts (the "settlement rate") will be based upon the "applicable market value" of the Common Stock. The "applicable market value" means the average of the closing price per share of Common Stock on each of the twenty consecutive trading days ending on the third trading day preceding the settlement date. If the "applicable market value" of the Common Stock is equal to or greater than $34.10, then the settlement rate will be 1.47 shares of Common Stock per purchase contract. If the "applicable market value" of the Common Stock is less than or equal to $27.50, then the settlement rate will be 1.82 shares of Common Stock per purchase contract. If the "applicable market value" of the Common Stock is greater than $27.50 but less than $34.10, the settlement rate will be equal to $50 divided by the "applicable market value" of Common Stock per purchase contract.

At the time of issuance of the Units by Prudential Financial, the Trust also issued 426,805 shares of common securities to Prudential Financial at a price of $50 per common security for gross proceeds of $21 million. The combined proceeds to the Trust from the issuances of the redeemable capital securities and the common securities (collectively, the "Trust securities"), or $711 million, were invested by the Trust in $711 million aggregate principal amount 5.34% debentures of Prudential Financial maturing on November 15, 2006. The interest rate payable on the debentures will be reset to, and at the time of, any reset to the distribution rate on the redeemable capital securities as noted below. Prudential Financial may defer interest payments on the debentures; however, the payments cannot be deferred beyond the maturity date of the debentures of November 15, 2006. Upon repayment of the debentures by Prudential Financial to the Trust on their maturity date, the Trust will use the cash proceeds, after satisfaction of any liabilities to creditors of the Trust, to repay the redeemable capital securities at their aggregate stated liquidation amount plus any accrued and unpaid distributions. The Trust may not redeem the redeemable capital securities at any other time, for any reason or under any other circumstances. The debentures represent the sole assets of the Trust and the redeemable capital securities and common securities represent an undivided beneficial ownership interest in the assets of the Trust. The redeemable capital securities rank equally with the common securities except that, in the event of default by Prudential Financial on the debentures, the redeemable capital securities become senior to the common securities. The debentures are unsecured obligations of Prudential Financial and rank equally in right of payment to all other senior unsecured debt of Prudential Financial. Prudential Financial is dependent on dividends and other distributions from its subsidiaries in order to make the principal and interest payments on the debentures.

13. EQUITY SECURITY UNITS *(continued)*

Holders of the purchase contracts receive, from Prudential Financial, quarterly contract fee payments at an annual rate of 1.41% of the stated amount of $50 per purchase contract through and including the settlement date. Prudential Financial has the option to defer contract fee payments on the purchase contracts; however, the payments cannot be deferred beyond the settlement date. Holders of the redeemable capital securities receive, from the Trust, quarterly cumulative cash distributions at an annual rate of 5.34% of the stated liquidation amount of $50 per redeemable capital security through and including August 15, 2004. The quarterly distribution rate on the redeemable capital securities may be reset, in conjunction with a planned remarketing of the redeemable capital securities on August 15, 2004, effective for distributions and interest accrued from August 16, 2004 to November 15, 2006. If Prudential Financial defers interest payments on the debentures as noted above, the Trust will also defer distributions on the Trust securities. During any period in which payments are deferred on the purchase contracts or on the debentures and Trust securities, Prudential Financial cannot declare or pay any dividends or distributions on its capital stock, other than the Class B stock, or make certain other payments relating to the capital stock, other than the Class B Stock, and debt of the Company that is equal to or junior to the debentures.

Prudential Financial has irrevocably guaranteed, on a senior and unsecured basis, distributions on and the stated liquidation amount of the redeemable capital securities to the extent of available Trust funds. The guarantee is unsecured and ranks equally in right of payment to all other senior unsecured debt of Prudential Financial. Prudential Financial currently has no outstanding secured or other debt that would rank senior to this guarantee; however, Prudential Financial's guarantee is effectively junior to the debt and other liabilities of its subsidiaries.

The financial statements of the Trust are consolidated within the financial statements of the Company. Accordingly, the investment in the common securities of the Trust by Prudential Financial and the investment in the debentures of Prudential Financial by the Trust are eliminated in consolidation and the redeemable capital securities, to which the entire gross proceeds of $690 million from the issuance of the Units have been allocated, are reported as "Guaranteed beneficial interest in Trust holding solely debentures of Parent." Distributions on the redeemable capital securities are included within "General and administrative expenses." The initial present value of the sum of the contract fee payments on the purchase contracts of $26 million has been recorded as a charge directly to equity with a corresponding credit to liabilities. The contract fee payments are allocated to the liability established and interest expense as the payments are made. Total issuance costs incurred in connection with the offering of the Units, which were paid by Prudential Financial, amounted to $27 million and are included in "Other assets." The issuance costs are being amortized over the life of the redeemable capital securities.

14. STOCKHOLDERS' EQUITY

Preferred Stock

Prudential Financial adopted a shareholder rights plan (the "rights plan") under which each outstanding share of Common Stock is coupled with a shareholder right. The rights plan is not applicable to any Class B Stock. Each right initially entitles the holder to purchase one one-thousandth of a share of a series of Prudential Financial preferred stock upon payment of the exercise price. At the time of the demutualization, the Board of Directors of Prudential Financial determined that the initial exercise price per right is $110, subject to adjustment from time to time as provided in the rights plan. There was no preferred stock outstanding at December 31, 2002 and 2001.

Common Stock and Class B Stock

On the date of demutualization, Prudential Financial completed an initial public offering of 110.0 million shares of its Common Stock at an initial public offering price of $27.50 per share. The shares of Common Stock

14. STOCKHOLDERS' EQUITY *(continued)*

issued in the offerings were in addition to shares of Common Stock the Company distributed to policyholders as part of the demutualization. On December 21, 2001, Prudential Financial issued an additional 16.5 million shares of Common Stock at an offering price of $27.50 per share as a result of the exercise of the over-allotment option granted to underwriters in the initial public offering. The Common Stock is traded on the New York Stock Exchange under the symbol "PRU." Also on the date of demutualization, Prudential Financial completed the sale, through a private placement, of 2.0 million shares of Class B Stock at a price of $87.50 per share. The Class B Stock is a separate class of common stock which is not publicly traded. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business.

Holders of Common Stock have no interest in a legal entity representing the Financial Services Businesses and holders of the Class B Stock have no interest in a legal entity representing the Closed Block Business and holders of each class of common stock are subject to all of the risks associated with an investment in the Company.

In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock and holders of Class B Stock would be entitled to receive a proportionate share of the net assets of the Company that remain after paying all liabilities and the liquidation preferences of any preferred stock.

Dividends

Prudential Financial's principal sources of funds to meet its obligations, including the payment of shareholder dividends and operating expenses, are dividends and interest from its subsidiaries. The regulated insurance, broker-dealer and various other subsidiaries are subject to regulatory limitations on their payment of dividends and other transfers of funds to Prudential Financial.

New Jersey insurance law provides that dividends or distributions may be declared or paid by Prudential Insurance without prior regulatory approval only from unassigned surplus, as determined pursuant to statutory accounting principles, less unrealized capital gains and certain other adjustments. Unassigned surplus of Prudential Insurance was a deficit of $(420) million at December 31, 2002. In addition, Prudential Insurance must obtain non-disapproval from the New Jersey insurance regulator before paying a dividend if the dividend, together with other dividends or distributions made within the preceding twelve months, would exceed the greater of 10% of Prudential Insurance's surplus as of the preceding December 31 or its net gain from operations for the twelve month period ending on the preceding December 31.

The laws regulating dividends of Prudential Financial's other insurance subsidiaries domiciled in other states are similar, but not identical, to New Jersey's. In addition, the net capital rules to which the broker-dealer subsidiaries are subject may limit their ability to pay dividends to Prudential Financial. The laws of foreign countries may also limit the ability of our insurance and other subsidiaries organized in those countries to pay dividends to Prudential Financial.

The declaration and payment of dividends on the Common Stock depends primarily upon the financial condition, results of operations, cash requirements, future prospects and other factors relating to the Financial Services Businesses. Dividends declared and paid on the Common Stock do not depend upon and are not affected by the financial performance of the Closed Block Business, unless the Closed Block Business is in financial distress. Dividends declared and paid on the Common Stock are not affected by decisions with respect to dividend payments on the Class B Stock except as indicated in the following paragraph. Furthermore, dividends on the Common Stock are limited to both the amount that is legally available for payment under New Jersey corporate law if the Financial Services Businesses were treated as a separate corporation thereunder and the amount that is legally available for payment under New Jersey corporate law on a consolidated basis after taking into account dividends on the Class B Stock.

14. STOCKHOLDERS' EQUITY *(continued)*

The declaration and payment of dividends on the Class B Stock depends upon the financial performance of the Closed Block Business and, as the Closed Block matures, the holders of the Class B Stock will receive the surplus of the Closed Block Business no longer required to support the Closed Block for regulatory purposes. Dividends on the Class B Stock are payable in an aggregate amount per year at least equal to the lesser of (1) a Target Dividend Amount of $19.25 million or (2) the CB Distributable Cash Flow for such year, which is a measure of the net cash flows of the Closed Block Business. Notwithstanding this formula, as with any common stock, Prudential Financial will retain the flexibility to suspend dividends on the Class B Stock; however, if CB Distributable Cash Flow exists and Prudential Financial chooses not to pay dividends on the Class B Stock in an aggregate amount at least equal to the lesser of the CB Distributable Cash Flow or the Target Dividend Amount for that period, then cash dividends cannot be paid on the Common Stock with respect to such period.

On November 12, 2002, Prudential Financial declared annual dividends for 2002 of $0.40 per share of Common Stock and $9.625 per share of Class B Stock, each payable on December 18, 2002 to shareholders of record as of November 25, 2002. Total dividends payable under these declarations amounted to $226 million and $19 million for the Common Stock and Class B Stock, respectively, of which $173 million and $19 million, respectively, were paid as of December 31, 2002.

Stock Conversion Rights of the Class B Stock

Prudential Financial may, at its option, at any time, exchange all outstanding shares of Class B Stock into such number of shares of Common Stock as have an aggregate average market value equal to 120% of the appraised fair market value of the outstanding shares of Class B Stock.

Holders of Class B Stock will be permitted to convert their shares of Class B Stock into such number of shares of Common Stock as have an aggregate average market value equal to 100% of the appraised fair market value of the outstanding shares of Class B Stock (1) in the holder's sole discretion, beginning in the year 2016, and (2) at any time in the event that (a) the Class B Stock will no longer be treated as equity of Prudential Financial for federal income tax purposes or (b) the New Jersey Department of Banking and Insurance amends, alters, changes or modifies the regulation of the Closed Block, the Closed Block Business, the Class B Stock or the IHC debt in a manner that materially adversely affects the CB Distributable Cash Flow; provided, however, that in no event may a holder of Class B Stock convert shares of Class B Stock to the extent such holder immediately upon such conversion, together with its affiliates, would be the beneficial owner (as defined under the Securities Exchange Act of 1934) of in excess of 9.9% of the total outstanding voting power of Prudential Financial's voting securities. In the event a holder of shares of Class B Stock requests to convert shares pursuant to clause (2)(a) in the preceding sentence, Prudential Financial may elect, instead of effecting such conversion, to increase the Target Dividend Amount to $12.6875 per share per annum retroactively from the time of issuance of the Class B Stock.

Treasury Stock

In January 2002, Prudential Financial's Board of Directors authorized a program to repurchase up to $1 billion of Prudential Financial's outstanding Common Stock. During 2002, the Company acquired 26,027,069 shares of Common Stock at a total cost of $800 million, including 1,696,929 shares at a cost of $56 million that were immediately reissued to the Prudential Securities Incorporated ("Prudential Securities") deferred compensation program referred to in Note 16.

In March 2003, Prudential Financial's Board of Directors authorized a new stock repurchase program under which the Company is authorized to purchase up to $1 billion of its outstanding Common Stock.

14. STOCKHOLDERS' EQUITY *(continued)*

Treasury stock is accounted for at cost. When treasury stock is reissued, the treasury stock balance is reduced by the average cost per share.

Comprehensive Income

The components of comprehensive income for the years ended December 31, are as follows:

	2002	2001	2000
		(in millions)	
Net income (loss)	$ 194	$(154)	$ 398
Other comprehensive income, net of tax:			
Change in foreign currency translation adjustments	83	(130)	(89)
Change in net unrealized investments gains	1,606	869	1,019
Additional pension liability adjustment	(48)	(29)	(11)
Other comprehensive income, net of tax of $818, $568, $629	1,641	710	919
Comprehensive income	$1,835	$ 556	$1,317

The balance of and changes in each component of "Accumulated other comprehensive income (loss)" for the years ended December 31, are as follows (net of taxes):

	Accumulated Other Comprehensive Income (Loss)			
	Foreign Currency Translation Adjustments	Net Unrealized Investment Gains (Losses)	Pension Liability Adjustment	Total Accumulated Other Comprehensive Income (Loss)
		(in millions)		
Balance, December 31, 1999	$ (18)	$ (660)	$ (7)	$ (685)
Change in component during year	(89)	1,019	(11)	919
Balance, December 31, 2000	(107)	359	(18)	234
Change in component during year	(130)	869	(29)	710
Balance, December 31, 2001	(237)	1,228	(47)	944
Change in component during year	83	1,606	(48)	1,641
Balance, December 31, 2002	$(154)	$2,834	$(95)	$2,585

Statutory Net Income and Surplus

Prudential Financial's U.S. insurance subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Statutory net income (loss) of Prudential Insurance amounted to $(490) million, $(896) million and $149 million for the years ended December 31, 2002, 2001 and 2000, respectively. Statutory capital and surplus of Prudential Insurance amounted to $5,699 million and $6,420 million at December 31, 2002 and 2001, respectively.

15. EARNINGS PER SHARE

The Company has outstanding two separate classes of common stock. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed

15. EARNINGS PER SHARE *(continued)*

Block Business. Accordingly, earnings per share is calculated separately for each of these two classes of common stock. Earnings per share amounts are based on the earnings available to common stockholders for the periods subsequent to the date of demutualization.

Net income for the Financial Services Businesses and the Closed Block Business is determined in accordance with GAAP and includes general and administrative expenses charged to each of the respective businesses based on the Company's methodology for the allocation of such expenses. Cash flows between the Financial Services Businesses and the Closed Block Business related to administrative expenses are determined by a policy servicing fee arrangement that is based upon insurance and policies in force and statutory cash premiums. To the extent reported administrative expenses vary from these cash flow amounts, the differences are recorded, on an after tax basis, as direct equity adjustments to the equity balances of the businesses. The direct equity adjustments modify the earnings available to each of the classes of common stock for earnings per share purposes.

Common Stock

A reconciliation of the numerators and denominators of the basic and diluted per share computations is as follows:

	2002			December 18, 2001 through December 31, 2001		
	Income (in millions)	Weighted Average Shares	Per Share Amount	Income (in millions)	Weighted Average Shares	Per Share Amount
Basic earnings per share						
Income from continuing operations attributable to the Financial Services Businesses	$741			$ 40		
Direct equity adjustment	43			—		
Income from continuing operations attributable to the Financial Services Businesses available to holders of Common Stock after direct equity adjustment	$784	576,567,377	$1.36	$ 40	580,047,053	$0.07
Effect of dilutive securities and compensation programs						
Stock options		759,993			780,337	
Deferred and long-term compensation programs		655,125			—	
Put options		1,324			—	
Diluted earnings per share						
Income from continuing operations attributable to the Financial Services Businesses available to holders of Common Stock after direct equity adjustment	$784	577,983,819	$1.36	$ 40	580,827,390	$0.07

The Company's equity security units include, as a component, purchase contracts requiring the holders to purchase shares of Common Stock on November 15, 2004. The purchase contracts are considered in the diluted earnings per share calculation using the treasury stock method. The purchase contracts will be dilutive to earnings per share when the average market price of the Common Stock for a particular period is above $34.10.

For the year ended December 31, 2002, 5,349,629 options, weighted for the portion of the period they were outstanding, with a weighted average exercise price of $32.97 per share, were excluded from the computation of diluted earnings per share because the options, based on application of the treasury stock method, were antidilutive.

15. EARNINGS PER SHARE *(continued)*

Class B Stock

The net income (loss) attributable to the Closed Block Business available to holders of Class B Stock after direct equity adjustment for the year ended December 31, 2002 and the period December 18, 2001 through December 31, 2001 amounted to $(528) million and $3 million, respectively. For the year ended December 31, 2002, the direct equity adjustment resulted in an increase of $43 million in the net loss attributable to the Closed Block Business applicable to holders of Class B Stock for earnings per share purposes. There was no direct equity adjustment in 2001. For the year ended December 31, 2002 and the period December 18, 2001 through December 31, 2001, the weighted average number of shares of Class B Stock used in the calculation of basic earnings per share amounted to 2,000,000 shares. There are no potentially dilutive shares associated with the Class B Stock.

16. STOCK-BASED COMPENSATION

Stock Options

The Company's Board of Directors adopted the Prudential Financial, Inc. Stock Option Plan (the "Plan"). Nonqualified Stock Options and Incentive Stock Options as well as Stock Appreciation Rights ("SARs") are eligible for grant under the Plan. Participants can be employees and non-employees (*i.e.*, statutory agents who perform services for the Company and participating subsidiaries). Under the Plan, the Company can make two types of grants, an Associates Grant and general grants (the "Executive Grants"). The Associates Grant, which occurred in December 2001, was a one-time broad based award that granted 240 stock options per full-time participant and 120 options per part-time participant. The Executive Grants, which began in 2002, are awarded to executives on a recurring basis primarily as replacement for a portion of long-term cash compensation. Each stock option granted under either type of grant has or will have an exercise price no less than the fair market value of the Company's Common Stock on the date of grant and has a maximum term of 10 years. Generally, one third of the option grant vests in each of the first three years. Under the Plan, a total of 12,322,009 shares were initially authorized for the Associates Grant and a total of 30,805,024 shares were initially authorized for the Executive Grants. At December 31, 2002, 20,629,310 authorized shares remained available for grants of stock options and SARs for the Executive Grants. As of December 31, 2002, there have not been any grants of SARs.

16. STOCK-BASED COMPENSATION *(continued)*

Employee Stock Option Grants

During 2002 and 2001, the Company accounted for employee stock options using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this method, the Company did not recognize any stock-based compensation expense for employee stock options as all options granted had an exercise price equal to the market value of the underlying Common Stock on the date of grant. Effective January 1, 2003, the Company changed its accounting for employee stock options to adopt the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, prospectively for all new awards granted to employees on or after January 1, 2003. Generally, awards under the Plan vest over three years. The expense related to employee stock options to be included in the determination of net income for 2003 will be less than that which would have been recognized if the fair value method had been applied to all awards since the inception of the Plan. If the Company had accounted for all employee stock options under the fair value based accounting method of SFAS No. 123 for the year ended December 31, 2002 and the period December 18, 2001 through December 31, 2001, net income and earnings per share would have been as follows:

	Year ended December 31, 2002		December 18, 2001 through December 31, 2001	
	Financial Services Businesses	Closed Block Business	Financial Services Businesses	Closed Block Business
	(in millions, except per share amounts)			
Net income (loss)				
As reported	$ 679	$ (485)	$ 38	$ 3
Pro forma compensation expense determined under fair value method, net of tax	30	—	1	—
Pro forma	$ 649	$ (485)	$ 37	$ 3
Basic and diluted net income (loss) per share				
As reported	$1.25	$(264.00)	$0.07	$1.50
Pro forma compensation expense determined under fair value method, net of tax	0.05	—	0.01	—
Pro forma	$1.20	$(264.00)	$0.06	$1.50

Grants of stock options since the demutualization include the one-time Associates Grant in December 2001 and the Executive Grants during 2002. The Executive Grants replace a portion of long-term cash compensation, which cash compensation would have been expensed. The above table reflects the pro forma effect of the fair value based accounting method considering both the Associates Grant and the Executive Grants. The pro forma effect of the Executive Grants, without considering the Associates Grant, would have been to reduce net income by $12 million for the year ended December 31, 2002, with a corresponding reduction of $0.02 to basic and diluted net income per share of Common Stock for the year ended December 31, 2002.

The fair value of each option was estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001
Dividend yield	1.05%	1%
Expected volatility	33.33%	37%
Risk-free interest rate	3.98%	4.05%
Expected life of stock option	6 years	4 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases.

16. STOCK-BASED COMPENSATION *(continued)*

A summary of the status of the Company's employee stock option grants is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	—	$ —
Granted	11,364,120	27.53
Exercised	—	—
Forfeited	(116,400)	27.50
Expired	—	—
Transfer to non-employee status	(41,760)	27.50
Outstanding at December 31, 2001	11,205,960	27.53
Granted	10,367,694	33.53
Exercised	(45,109)	27.50
Forfeited	(2,338,522)	28.29
Expired	—	—
Transfer to non-employee status	(68,662)	(27.70)
Outstanding at December 31, 2002	19,121,361	$ 30.69

Options exercisable were 3,291,965 shares with a weighted average exercise price of $27.72 and 15,000 shares with a weighted average exercise price of $27.50 at December 31, 2002 and 2001, respectively.

Employee options granted and their related grant date weighted average fair value are as follows:

	2002			2001		
	Shares	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Shares	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price
Exercise equals market	10,367,694	$11.87	$33.53	11,364,120	$8.78	$27.53
Exercise exceeds market	—	—	—	—	—	—
Exercise less than market	—	—	—	—	—	—
Total granted during the year	10,367,694	$11.87	$33.53	11,364,120	$8.78	$27.53

The following table summarizes information about the employee stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of exercise prices:					
$27.50 — $29.81	9,193,303	8.96	$27.53	3,195,091	$27.53
$32.00 — $34.24	9,928,058	9.56	$33.61	96,874	$33.95
Total	19,121,361	9.27	$30.69	3,291,965	$27.72

Non-employee Stock Option Grants

The Company applies SFAS No. 123 in accordance with Emerging Issues Task Force Issue No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees" and related interpretations in accounting for its non-employee stock options.

16. STOCK-BASED COMPENSATION *(continued)*

The compensation expense recognized for stock-based non-employee compensation awards was $4 million and $270 thousand for the year ended December 31, 2002 and the period December 18, 2001 through December 31, 2001, respectively.

The fair value of each option was estimated on the balance sheet date for nonvested options and on the vesting date for vested options using a Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001
Dividend yield	1.30%	1%
Expected volatility	35.60%	37%
Risk-free interest rate	2.15%	4.07%
Expected life of stock option	3.21 years	3.95 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases.

A summary of the status of the Company's non-employee stock option grants is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	—	$ —
Granted	773,760	27.50
Exercised	—	—
Forfeited	(1,920)	27.50
Expired	—	—
Transfer from employee status	41,760	27.50
Outstanding at December 31, 2001	813,600	27.50
Granted	83,980	33.96
Exercised	(2,480)	27.50
Forfeited	(99,935)	27.54
Expired	—	—
Transfer from employee status	68,662	27.70
Outstanding at December 31, 2002	863,827	$28.14

Options exercisable were 268,080 shares with a weighted average exercise price of $27.50 and 1,200 shares with a weighted average exercise price of $27.50 at December 31, 2002 and 2001, respectively. The weighted average fair value was $9.26 and $12.77 at December 31, 2002 and 2001, respectively.

The following table summarizes information about the non-employee stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of exercise prices:					
$27.50 — $29.81	778,320	8.96	$27.50	268,080	$27.50
$33.95 — $34.24	85,507	9.47	$33.96	—	$ —
Total	863,827	9.00	$28.14	268,080	$27.50

16. STOCK-BASED COMPENSATION *(continued)*

Deferred Compensation Program

The Company maintains a deferred compensation program for Financial Advisors and certain other employees (the "participants") of Prudential Securities, a wholly owned subsidiary of the Company, under which participants may elect to defer a portion of their compensation. Amounts deposited to participant accounts, including Prudential Securities matching contributions as well as other amounts based on the attainment of specific performance goals, vest in 3 to 8 years. Nonvested balances are forfeited if the participant is terminated for cause or voluntarily terminates prior to the vesting date. In 2002, participants were permitted to elect to redeem all or a portion of their existing nonvested account balances and invest the proceeds in Prudential Financial Common Stock. Accordingly, the Company acquired, on behalf of the participants electing to participate, 1,696,929 shares of Common Stock at a total cost of $56 million. On the date the account balances were converted to Common Stock, related remaining deferred compensation expense of $29 million, which is being amortized over the vesting period, was recorded as a reduction in stockholders' equity. As of December 31, 2002, 1,653,267 nonvested shares were held in participants' accounts and related remaining deferred compensation expense amounted to $21 million. Forfeited shares are reflected as treasury stock of the Company as of the date of forfeiture.

17. EMPLOYEE BENEFIT PLANS

Pension and Other Postretirement Plans

The Company has funded and non-funded non-contributory defined benefit pension plans which cover substantially all of its employees. For some employees, benefits are based on final average earnings and length of service, while other employees are based on an account balance that takes into consideration age, service and salary during their career.

The Company provides certain life insurance and health care benefits ("other postretirement benefits") for its retired employees, their beneficiaries and covered dependents. The health care plan is contributory; the life insurance plan is non-contributory.

Substantially all of the Company's U.S. employees may become eligible to receive other postretirement benefits if they retire after age 55 with at least 10 years of service or under certain circumstances after age 50 with at least 20 years of continuous service.

The Company has elected to amortize its transition obligation for other postretirement benefits over 20 years.

17. EMPLOYEE BENEFIT PLANS *(continued)*

Prepaid and accrued benefits costs are included in "Other assets" and "Other liabilities," respectively, in the Company's Consolidated Statements of Financial Position. The status of these plans as of September 30, adjusted for fourth-quarter activity, is summarized below:

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
	(in millions)			
Change in benefit obligation				
Benefit obligation at the beginning of period	$(6,607)	$(5,461)	$(2,096)	$(1,996)
Service cost	(175)	(167)	(14)	(18)
Interest cost	(463)	(431)	(152)	(150)
Plan participants' contributions	—	—	(8)	(8)
Amendments	(218)	6	141	—
Acquisitions	—	(765)	—	—
Annuity purchase	68	232	—	—
Actuarial (losses), net	(560)	(510)	(375)	(77)
Contractual termination benefits	(1)	(1)	—	—
Benefits paid	452	462	165	152
Foreign currency changes	(66)	28	—	1
Transfer from postemployment benefits	—	—	(95)	—
Benefit obligation at end of period	$(7,570)	$(6,607)	$(2,434)	$(2,096)
Change in plan assets				
Fair value of plan assets at beginning of period	$ 8,629	$10,356	$ 1,343	$ 1,560
Actual return on plan assets	(299)	(1,114)	(38)	(82)
Annuity purchase	(68)	(232)	—	—
Employer contributions	95	81	8	9
Plan participants' contributions	—	—	8	8
Benefits paid	(452)	(462)	(165)	(152)
Foreign currency changes	9	—	—	—
Fair value of plan assets at end of period	$ 7,914	$ 8,629	$ 1,156	$ 1,343
Funded status				
Funded status at end of period	$ 344	$ 2,022	$(1,278)	$ (753)
Unrecognized transition (asset) liability	(129)	(236)	41	188
Unrecognized prior service costs	234	46	(9)	2
Unrecognized actuarial (gains) losses, net	1,477	(370)	349	(188)
Effects of fourth quarter activity	11	7	2	1
Net amount recognized	$ 1,937	$ 1,469	$ (895)	$ (750)
Amounts recognized in the Statements of Financial Position				
Prepaid benefit cost	$ 3,082	$ 2,570	$ —	$ —
Accrued benefit liability	(1,285)	(1,177)	(895)	(750)
Intangible asset	4	6	—	—
Accumulated other comprehensive income	136	70	—	—
Net amount recognized	$ 1,937	$ 1,469	$ (895)	$ (750)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,480 million, $1,247 million and $77 million, respectively, at September 30, 2002 and $1,217 million, $1,080 million and $1 million, respectively, at September 30, 2001.

17. EMPLOYEE BENEFIT PLANS *(continued)*

Pension plan assets consist primarily of equity securities, bonds, real estate and short-term investments, of which $6,385 million and $6,867 million are included in Separate Account assets and liabilities at September 30, 2002 and 2001, respectively.

In 2002 and 2001, the pension plan purchased annuity contracts from Prudential Insurance for $68 million and $232 million, respectively. The approximate future annual benefit payment for the annuity contracts was $20 million and $14 million in 2002 and 2001, respectively.

The benefit obligation for pensions increased by a total of $218 million in the year 2002 for amendments related to the distribution of value to the pension plan upon demutualization for $200 million and $18 million related to Prudential Securities cash balance feature, which increased the amount of earnings considered pensionable. The benefit obligation for pensions decreased by $6 million in the year 2001 for miscellaneous changes related to the cash balance formula. The introduction of the cash balance formula was a feature of the substantive plan as of the measurement date and is effective January 1, 2001 for new employees and January 1, 2002 for existing employees.

Other postretirement benefit plan assets consist of group and individual life insurance policies, common stocks, corporate debt securities, U.S. government securities, short-term investments and tax-exempt municipal debt. Plan assets include $347 million and $395 million of Company insurance policies at September 30, 2002 and 2001, respectively.

The benefit obligation for other postretirement benefits decreased by $141 million in the year 2002 for changes in the substantive plan made to medical and dental benefits. The significant cost reduction relates to changes in the prescription drug program of $128 million for co-payments and $13 million for cost sharing shifts to certain retirees for medical and dental benefits. Also in 2002, the Company approved the establishment of a new category of retiree called disabled retirees. Based on this new category, $95 million of medical and dental benefits were transferred from postemployment benefits to postretirement benefits. The benefit obligation for other postretirement benefits was not affected by amendments in 2001.

The pension benefits were amended during the time period presented to provide contractual termination benefits to certain plan participants whose employment had been terminated. Costs related to these amendments are reflected in contractual termination benefits in the table below.

Net periodic (benefit) cost included in "General and administrative expenses" in the Company's Consolidated Statements of Operations for the years ended December 31, includes the following components:

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
	(in millions)					
Components of net periodic (benefit) cost						
Service cost	$ 175	$ 167	$ 140	$ 15	$ 18	$ 29
Interest cost	463	431	427	152	150	150
Expected return on plan assets	(913)	(880)	(799)	(115)	(134)	(133)
Amortization of transition amount	(106)	(106)	(106)	17	17	36
Amortization of prior service cost	30	12	47	—	—	—
Amortization of actuarial net (gain)	(45)	(85)	(77)	(10)	(16)	(24)
Contractual termination benefits	1	4	6	—	—	—
Net periodic (benefit) cost	$(395)	$(457)	$(362)	$ 59	$ 35	$ 58

17. EMPLOYEE BENEFIT PLANS *(continued)*

The assumptions at September 30, used by the Company to calculate the benefit obligations as of that date and to determine the benefit cost in the year are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
Weighted-average assumptions						
Discount rate (beginning of period)	7.25%	7.75%	7.75%	7.25%	7.75%	7.75%
Discount rate (end of period)	6.50%	7.25%	7.75%	6.50%	7.25%	7.75%
Rate of increase in compensation levels (beginning of period)	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Rate of increase in compensation levels (end of period)	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Expected return on plan assets (beginning of period)	9.50%	9.50%	9.50%	9.00%	9.00%	9.00%
Health care cost trend rates	—	—	—	6.40–10.00%	6.76–8.76%	7.10–9.50%
Ultimate health care cost trend rate after gradual decrease until 2006	—	—	—	5.00%	5.00%	5.00%

The Company, with respect to pension benefits, uses market related value to determine the components of net periodic benefit cost. Market related value is a measure of asset value that reflects the difference between actual and expected return on assets over a 5 year period.

The expected rates of return for 2003 for pension benefits and other postretirement benefits are 8.75% and 7.75%, respectively.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

	Other Postretirement Benefits
	2002
	(in millions)
One percentage point increase	
Increase in total service and interest costs	$ 12
Increase in postretirement benefit obligation	178
One percentage point decrease	
Decrease in total service and interest costs	$ 10
Decrease in postretirement benefit obligation	154

Postemployment Benefits

The Company accrues postemployment benefits primarily for life and health benefits provided to former or inactive employees who are not retirees. The net accumulated liability for these benefits at December 31, 2002 and 2001, was $91 million and $189 million, respectively, and is included in "Other liabilities."

Other Employee Benefits

The Company sponsors voluntary savings plans for employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4%, 4% and 3% of annual salary for 2002, 2001 and 2000, respectively. The matching contributions by the Company included in "General and administrative expenses" were $55 million, $72 million and $62 million for the years ended December 31, 2002, 2001 and 2000, respectively.

18. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, were as follows:

	2002	2001	2000
		(in millions)	
Current tax expense (benefit)			
U.S.	$(116)	$(1,023)	$364
State and local	2	60	31
Foreign	30	59	31
Total	(84)	(904)	426
Deferred tax expense (benefit)			
U.S.	(248)	773	(86)
State and local	(61)	(74)	(37)
Foreign	201	171	95
Total	(108)	870	(28)
Total income tax expense (benefit)	$(192)	$ (34)	$398

The Company's actual income tax expense (benefit) for the years ended December 31, differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes for the following reasons:

	2002	2001	2000
		(in millions)	
Expected federal income tax expense (benefit)	$ 23	$ (49)	$253
Favorable tax resolution pertaining to 1995 disposition	(183)	—	—
Equity tax	—	(200)	100
Non-taxable investment income	(64)	(63)	(5)
State and local income taxes	(41)	(9)	(4)
Change in valuation allowance	37	17	14
Non-deductible expenses	16	241	31
Other	20	29	9
Total income tax expense (benefit)	$(192)	$ (34)	$398

18. INCOME TAXES *(continued)*

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

	2002	2001
	(in millions)	
Deferred tax assets		
Insurance reserves	$ 1,189	$ 894
Policyholder dividends	721	210
Net operating and capital loss carryforwards	426	366
Investments	338	34
Litigation related reserves	92	88
Other	142	120
Deferred tax assets before valuation allowance	2,908	1,712
Valuation allowance	(118)	(77)
Deferred tax assets after valuation allowance	2,790	1,635
Deferred tax liabilities		
Net unrealized investment gains	2,700	890
Deferred policy acquisition costs	1,769	1,779
Employee benefits	286	90
Depreciation	124	159
Deferred tax liabilities	4,879	2,918
Net deferred tax liability	$(2,089)	$(1,283)

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax asset after valuation allowance. A valuation allowance has been recorded primarily related to tax benefits associated with foreign operations and state and local deferred tax assets. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 2002 and 2001, respectively, the Company had federal net operating and capital loss carryforwards of $348 million and $109 million, which expire between 2007 and 2018. At December 31, 2002 and 2001, respectively, the Company had state operating and capital loss carryforwards for tax purposes approximating $4,182 million and $2,647 million, which expire between 2005 and 2022. At December 31, 2002 and 2001, respectively, the Company had foreign operating loss carryforwards for tax purposes approximating $341 million and $643 million, which expire between 2003 and 2007.

Deferred taxes are not provided on the undistributed earnings of foreign subsidiaries (considered to be permanent investments), which at December 31, 2002 were $2,240 million. Determining the tax liability that would arise if these earnings were remitted is not practicable.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1992, as well as 1996. The Service has examined the years 1993 through 1995 and the Company is in the process of finalizing an agreement with the Service with respect to proposed adjustments for those tax years. The Service has begun its examination of 1997 through 2001. Management believes sufficient provisions have been made for potential adjustments.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Estimated fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The methods and assumptions discussed below were used in calculating the estimated fair values of the instruments. See Note 20 for a discussion of derivative instruments.

Fixed Maturities

Estimated fair values for fixed maturities, other than private placement securities, are based on quoted market prices or prices obtained from independent pricing services. Estimated fair values for private placement fixed maturities are determined primarily by using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement fixed maturities is based on amounts estimated by management.

Commercial Loans

The estimated fair value of commercial loans is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate or Japanese Government Bond rate for yen based loans, adjusted for the current market spread for similar quality loans.

Policy Loans

The estimated fair value of U.S. insurance policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns, while Japanese insurance policy loans use the risk-free proxy based on the Yen Libor.

Mortgage Securitization Inventory

The estimated fair value of the mortgage securitization inventory is primarily based upon the intended exit strategy for the mortgage loans, including securitization and whole loan sales. For loans expected to be securitized, the value is estimated using a pricing model that, among other factors, considers current investor yield requirements for subordination and yield.

Investment Contracts

For guaranteed investment contracts, income annuities and other similar contracts without life contingencies, estimated fair values are derived using discounted projected cash flows based on interest rates being offered for similar contracts with maturities consistent with those of the contracts being valued. For individual deferred annuities and other deposit liabilities, fair value approximates carrying value.

Debt and Guaranteed beneficial interest in Trust holding solely debentures of Parent

The estimated fair value of short-term and long-term debt and the guaranteed beneficial interest in Trust holding solely debentures of Parent is derived by using discount rates based on the borrowing rates currently available to the Company for debt and financial instruments with similar terms and remaining maturities.

20. DERIVATIVE INSTRUMENTS *(continued)*

Presented below is a roll forward of current period cash flow hedges in "Accumulated other comprehensive income (loss)" before taxes.

	(in millions)
Additions due to cumulative effect of change in accounting principle upon adoption of SFAS No. 133 at January 1, 2001	$ 9
Net deferred losses on cash flow hedges from January 1 to December 31, 2001	(1)
Amount reclassified into current period earnings	(24)
Balance, December 31, 2001	(16)
Net deferred gains on cash flow hedges from January 1 to December 31, 2002	40
Amount reclassified into current period earnings	(27)
Balance, December 31, 2002	$ (3)

It is anticipated that a pre-tax gain of approximately $26 million will be reclassified from "Accumulated other comprehensive income (loss)" to earnings during the year ended December 31, 2003 and offset by equal amounts pertaining to the hedged items. The maximum length for which variable cash flows are hedged is 15 years. Income amounts deferred in "Accumulated other comprehensive income (loss)" as a result of cash flow hedges are included in "Net unrealized investment gains (losses)" in the Consolidated Statements of Stockholders' Equity.

For effective net investment hedges, the amounts, before applicable taxes, recorded in the cumulative translation adjustments account within "Accumulated other comprehensive income (loss)" were losses of $67 million in 2002, gains of $77 million in 2001 and gains of $88 million in 2000.

For the years ended December 31, 2002 and 2001, there were no reclassifications to earnings due to firm commitments no longer deemed probable or due to forecasted transactions that had not occurred by the end of the originally specified time period.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's swaps transactions is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date. Because exchange-traded futures and options are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has little exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments. The credit exposure of exchange-traded instruments is represented by the negative change, if any, in the fair value (market value) of contracts from the fair value (market value) at the reporting date. The credit exposure of currency forwards is represented by the difference, if any, between the exchange rate specified in the contract and the exchange rate for the same currency at the reporting date.

The Company manages credit risk by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. In addition, the Company enters into over-the-counter swaps pursuant to master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Likewise, the Company effects exchange-traded futures and options through regulated exchanges and these positions are marked to market on a daily basis.

21. SEGMENT INFORMATION

Segments

The Company has organized its principal operations into the Financial Services Businesses and the Closed Block Business. In August 2002, the Company implemented organizational changes within the Financial Services Businesses. The segment information below presents the results of the Company's divisions and segments on a basis consistent with the new organizational structure. The reclassifications associated with the realignment of the Company's divisions and segments had no impact on total adjusted operating income (defined below) or net income of the Financial Services Businesses or the Closed Block Business.

Within the Financial Services Businesses, the Company operates through three divisions, which together encompass nine reportable segments. Businesses that are not sufficiently material to warrant separate disclosure are included in Corporate and Other operations. Collectively, the businesses that comprise the three operating divisions and Corporate and Other are referred to as the Financial Services Businesses. The segments within the Financial Services Businesses as well as the Closed Block Business correspond to businesses for which discrete financial information is available and reviewed by management.

The Insurance division consists of the Individual Life and Annuities, Group Insurance and Property and Casualty Insurance segments. The Individual Life and Annuities segment manufactures and distributes individual variable life, term life, universal life, other non-participating individual life insurance and variable and fixed annuity products primarily to the U.S. mass affluent market and mass market. The Group Insurance segment manufactures and distributes a full range of group life, group disability, long-term care and corporate-owned and trust-owned life insurance products in the U.S. to institutional clients primarily for use in connection with employee and membership benefit plans. The Property and Casualty Insurance segment manufactures and distributes personal lines property and casualty insurance products, principally automobile and homeowners coverages, to the U. S. retail market.

The Investment division consists of the Investment Management, Financial Advisory, Retirement and Other Asset Management segments. The Investment Management segment provides a broad array of investment management and advisory services, mutual funds and other structured products. The products and services are marketed and provided to the public and private marketplace in addition to the Insurance division, the International Insurance and Investments division and the Financial Advisory and Retirement segments. The Financial Advisory segment provides full service securities brokerage and financial advisory services to individuals and businesses through the domestic and Latin American financial advisor force and network of branch offices. This segment also includes the equity security sales and trading operations, the investment research operations, the consumer banking operations and the distribution of wrap-fee products. The Retirement segment manufactures and distributes products and provides administrative services for qualified and non-qualified retirement plans as well as offers guaranteed investment contracts, funding agreements and group annuities. The Other Asset Management segment includes the Company's commercial mortgage securitization operations, hedge portfolio investing and proprietary investment and syndication activities.

The International Insurance and Investments division consists of the International Insurance and International Investments segments. The International Insurance segment manufactures and distributes individual life insurance products to the affluent market in Japan and other foreign markets, such as in Korea and Taiwan, and other Asian, Latin American and European countries through life planners. In addition, as a result of the acquisition of Gibraltar Life, similar products are offered to the broad middle income market across Japan through life advisors, the proprietary distribution channel of Gibraltar Life. The International Investments segment provides private banking, asset management and investment advice and product choice to high net worth and mass affluent retail clients and to institutional clients in selected international markets.

Corporate and Other operations include corporate-level activities and international ventures that are not allocated to business segments as well as the real estate and relocation services operations and certain divested and wind-down businesses. Wind-down businesses include individual health insurance, group credit insurance

21. SEGMENT INFORMATION *(continued)*

and Canadian life insurance. The divested businesses consist primarily of the lead-managed equity underwriting for corporate issuers and institutional fixed income businesses of Prudential Securities Group Inc. (see Note 4), and also include Gibraltar Casualty, residential first mortgage banking and certain Canadian businesses. Corporate-level activities include corporate-level income and expenses not allocated to any business segments, including the cost of company-wide initiatives, investment returns on capital not deployed in any segments, returns from investments not allocated to any business segments including a debt-financed investment portfolio, transactions with other segments and consolidating adjustments. Corporate-level activities also include certain obligations, relating to policyholders whom the Company had previously agreed to provide insurance for reduced or no premium in accordance with contractual settlements related to prior sales practices remediation.

The Closed Block Business, which is managed separately from the Financial Services Businesses, was established on the date of demutualization. It includes the Closed Block (as discussed in Note 10); assets held outside the Closed Block necessary to meet insurance regulatory capital requirements related to products included within the Closed Block; deferred policy acquisition costs related to the Closed Block policies; the principal amount of the IHC debt (as discussed in Note 12) and related unamortized debt issuance costs and an interest rate swap related to the IHC debt; and certain other related assets and liabilities. For the periods prior to the date of demutualization, the results of the Closed Block Business are those of the former Traditional Participating Products segment, which historically sold primarily participating insurance and annuity products that the Company ceased offering in connection with demutualization. Upon the establishment of the Closed Block Business, $5.6 billion of net assets previously associated with the former Traditional Participating Products segment was transferred to the Financial Services Businesses. Consequently, the results of the Financial Services Businesses for the year ended December 31, 2002 and the period December 18, 2001 through December 31, 2001 include returns on these assets. A minor portion of the former Traditional Participating Products segment consisted of other traditional insurance products that are now included in the Financial Services Businesses and not in the Closed Block Business.

The accounting policies of the segments are the same as those described in Note 2, "Summary of Significant Accounting Policies." Segment results reflect certain reclassifications of historical revenues and expenses to conform to the Company's current presentation. These reclassifications have no impact on adjusted operating income (defined below) of any of the Company's divisions or segments. Results for each segment include earnings on attributed equity established at a level which management considers necessary to support the segment's risks. Operating expenses specifically identifiable to a particular segment are allocated to that segment as incurred. Operating expenses not identifiable to a specific segment that are incurred in connection with the generation of segment revenues are generally allocated based upon the segment's historical percentage of general and administrative expenses.

Adjusted Operating Income

In managing the Financial Services Businesses, the Company analyzes the operating performance of each segment using "adjusted operating income," which is a non-GAAP measure. Adjusted operating income is calculated by adjusting income from continuing operations before income taxes to exclude certain items. The items excluded are realized investment gains, net of losses and related charges and adjustments (as discussed further below); sales practices remedies and costs; the contribution to income/loss of divested businesses that were sold or exited that did not qualify for "discontinued operations" accounting treatment under GAAP; and demutualization costs and expenses.

The excluded items are important to an understanding of overall results of operations. Adjusted operating income is not a substitute for net income determined in accordance with GAAP, and the Company's definition of adjusted operating income may differ from that used by other companies. However, the Company believes that the presentation of adjusted operating income as measured for management purposes enhances the understanding of results of operations by highlighting the results from ongoing operations and the underlying profitability factors of the Financial Services Businesses.

21. SEGMENT INFORMATION *(continued)*

The Company excludes realized investment gains, net of losses including impairments and sales of credit-impaired securities and related charges and adjustments, from adjusted operating income. The timing of impairments and losses from sales of credit-impaired securities is largely dependent on market credit cycles and can vary considerably across periods. In addition, the timing of other sales that would result in gains or losses is subject to the Company's discretion. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of the businesses. The Company excludes sales practices remedies and costs relating to the settlement of individual life insurance sales practices issues for the period from 1982 through 1995 because they relate to a substantial and identifiable non-recurring event. The Company excludes the contribution to income/loss of businesses that were divested because, as a result of the decision to dispose of these businesses, these results are not relevant to the profitability of the Financial Services Businesses' ongoing operations and could distort the trends associated with its ongoing businesses. The Company excludes demutualization costs and expenses as they are directly related to demutualization and could distort the trends associated with ongoing business operations.

The related charges offset against net realized investment gains and losses relate to policyholder dividends, amortization of deferred policy acquisition costs and reserves for future policy benefits. A percentage of net realized investment gains on specified Gibraltar Life assets is required to be paid as dividends to Gibraltar Life policyholders. Deferred policy acquisition costs for certain investment-type products are amortized based on estimated gross profits, which include net realized investment gains and losses on the underlying invested assets, and the related charge for amortization of deferred policy acquisition costs represents the portion of this amortization associated with net realized investment gains and losses. The reserves for certain policies are adjusted when cash flows related to these policies are affected by net realized investment gains and losses, and the related charge for reserves for future policy benefits represents that adjustment.

Gains and losses pertaining to derivatives contracts that do not qualify for hedge accounting treatment, other than derivatives used for trading purposes, are included in "Realized investment gains (losses), net." This includes mark-to-market adjustments of open contracts as well as periodic settlements. As discussed further below, adjusted operating income includes a portion of realized gains and losses pertaining to certain derivative contracts.

Adjusted operating income of the International Insurance segment reflects the impact of an intercompany arrangement with Corporate and Other operations pursuant to which the segment's results for a particular year, including its interim reporting periods, are translated at fixed currency exchange rates. The fixed rates are determined in connection with a currency hedging program designed to mitigate the risk that unfavorable rate changes will reduce the segment's U.S. dollar equivalent earnings. Pursuant to this program, the Company executes forward sale contracts in the hedged currency in exchange for U.S. dollars at a specified exchange rate. The maturities of these contracts correspond with the future periods in which the non-U.S. earnings are expected to be generated. These contracts do not qualify for hedge accounting under GAAP and, as noted above, all resulting profits or losses from such contracts are included in "Realized investment gains (losses), net." When the contracts are terminated in the same period that the expected earnings emerge, the resulting positive or negative cash flow effect is included in adjusted operating income (revenues of $42 million, $34 million and $22 million for the years ended December 31, 2002, 2001 and 2000, respectively). As of December 31, 2002 and 2001, the fair value of open contracts used for this purpose was a net liability of $52 million and a net asset of $9 million, respectively.

The Company utilizes interest and currency swaps to manage interest and currency exchange rate exposures arising from mismatches between assets and liabilities, including duration mismatches. For the swap contracts that do not qualify for hedge accounting treatment, mark-to-market adjustments of open contracts as well as periodic settlements are included in "Realized investment gains (losses), net." However, the periodic settlements are included in adjusted operating income. Adjusted operating income includes $52 million for the year ended December 31, 2002 of periodic settlements of such contracts. Amounts in the prior years were insignificant.

21. SEGMENT INFORMATION *(continued)*

The Other Asset Management segment uses hedging instruments to mitigate the risk that operating results will fluctuate due to changes in the estimated fair value of mortgages held for sale, commitments to lend and loan applications received. Changes in the estimated fair value of such instruments are included on a current basis in "Commissions and other income." Prior to the fourth quarter of 2002, the related mortgage loans were recorded at the lower of aggregate cost or fair value. However, for segment reporting, changes in the estimated fair value of the mortgage loans (gains (losses) of $(2) million, $(21) million and $28 million for the years ended December 31, 2002, 2001 and 2000, respectively) were included in adjusted operating income of the Other Asset Management segment with offsetting adjustments to adjusted operating income of Corporate and Other operations. Commencing in the fourth quarter of 2002, the Company applied hedge accounting treatment with respect to loan inventory. Consequently, changes in the fair value of such inventory are included on a current basis in "Commissions and other income" of the Other Asset Management segment, consistent with the related hedges.

The summary below reconciles adjusted operating income, a non-GAAP measure, to income from continuing operations before income taxes:

	Year ended December 31, 2002						
		Reconciling Items					
	Adjusted Operating Income	Realized Investment Gains (Losses), Net, and Related Adjustments	Charges Related to Realized Gains (Losses), Net	Sales Practices Remedies and Costs	Divested Businesses	Demutualization Costs and Expenses	Income from Continuing Operations Before Income Taxes
	(in millions)						
Individual Life and Annuities	$ 390	$(162)	$ 15	$ —	$ —	$ —	$ 243
Group Insurance	155	(129)	—	—	—	—	26
Property and Casualty Insurance	10	(6)	—	—	—	—	4
Total Insurance Division	555	(297)	15	—	—	—	273
Investment Management	139	64	—	—	—	—	203
Financial Advisory	(41)	—	—	—	—	—	(41)
Retirement	141	(383)	7	—	—	—	(235)
Other Asset Management	45	—	—	—	—	—	45
Total Investment Division	284	(319)	7	—	—	—	(28)
International Insurance	757	(157)	(16)	—	—	—	584
International Investments	(10)	—	—	—	—	—	(10)
Total International Insurance and Investments Division	747	(157)	(16)	—	—	—	574
Corporate and Other	194	(92)	—	(20)	(80)	—	2
Total Financial Services Businesses	$1,780	$(865)	$ 6	$ (20)	$ (80)	$ —	821
Closed Block Business							(757)
Total							$ 64

21. SEGMENT INFORMATION *(continued)*

	Year ended December 31, 2001						
		Reconciling Items					
	Adjusted Operating Income	Realized Investment Gains (Losses), Net, and Related Adjustments	Charges Related to Realized Gains (Losses), Net	Sales Practices Remedies and Costs	Divested Businesses	Demutualization Costs and Expenses	Income from Continuing Operations Before Income Taxes
	(in millions)						
Individual Life and Annuities	$ 380	$(108)	$ 12	$ —	$ —	$ —	$ 284
Group Insurance	70	(72)	—	—	—	—	(2)
Property and Casualty Insurance	95	(4)	—	—	—	—	91
Total Insurance Division	545	(184)	12	—	—	—	373
Investment Management	141	(8)	—	—	—	—	133
Financial Advisory	(136)	—	—	—	—	—	(136)
Retirement	110	(100)	14	—	—	—	24
Other Asset Management	55	—	—	—	—	—	55
Total Investment Division	170	(108)	14	—	—	—	76
International Insurance	611	(57)	—	—	—	—	554
International Investments	(41)	—	—	—	—	—	(41)
Total International Insurance and Investments Division	570	(57)	—	—	—	—	513
Corporate and Other	64	187	—	—	(147)	(588)	(484)
Total Financial Services Businesses	$1,349	$(162)	$ 26	$ —	$(147)	$(588)	478
Closed Block Business							(619)
Total							$(141)

21. SEGMENT INFORMATION *(continued)*

	Year ended December 31, 2000						
		Reconciling Items					
	Adjusted Operating Income	Realized Investment Gains (Losses), Net, and Related Adjustments	Charges Related to Realized Gains (Losses), Net	Sales Practices Remedies and Costs	Divested Businesses	Demutualization Costs and Expenses	Income from Continuing Operations Before Income Taxes
	(in millions)						
Individual Life and Annuities	$ 261	$ (14)	$ 2	$ —	$ —	$ —	$ 249
Group Insurance	158	(2)	—	—	—	—	156
Property and Casualty Insurance	150	16	—	—	—	—	166
Total Insurance Division	569	—	2	—	—	—	571
Investment Management	205	1	—	—	—	—	206
Financial Advisory	399	—	—	—	—	—	399
Retirement	187	(85)	(31)	—	—	—	71
Other Asset Management	42	—	—	—	—	—	42
Total Investment Division	833	(84)	(31)	—	—	—	718
International Insurance	296	(15)	—	—	—	—	281
International Investments	(24)	—	—	—	—	—	(24)
Total International Insurance and Investments Division	272	(15)	—	—	—	—	257
Corporate and Other	43	(280)	—	—	(636)	(143)	(1,016)
Total Financial Services Businesses	$1,717	$(379)	$ (29)	$ —	$(636)	$(143)	530
Closed Block Business							193
Total							$ 723

The International Insurance and Investments division includes "Income from continuing operations before income taxes" from Japan of $531 million, $496 million and $289 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

The Individual Life and Annuities segment results reflect deferred policy acquisition costs as if the individual annuity business were a stand-alone operation. The elimination of intersegment costs capitalized in accordance with this policy are included in consolidating adjustments within Corporate and Other operations.

21. SEGMENT INFORMATION *(continued)*

The summary below presents certain financial information for the Company's reportable segments:

	Year ended December 31, 2002						
	Revenues	Net Investment Income	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of Deferred Policy Acquisition Costs
				(in millions)			
Financial Services Businesses:							
Individual Life and Annuities	$ 2,704	$ 833	$ 815	$ 398	$ 16	$ (3)	$ 500
Group Insurance	3,582	578	2,703	235	—	(2)	(2)
Property and Casualty Insurance	2,209	158	1,604	—	—	—	387
Total Insurance Division	8,495	1,569	5,122	633	16	(5)	885
Investment Management	1,235	30	—	—	—	4	72
Financial Advisory	2,455	175	—	—	—	—	—
Retirement	2,359	2,074	880	978	—	2	20
Other Asset Management	90	30	—	—	—	8	—
Total Investment Division	6,139	2,309	880	978	—	14	92
International Insurance	5,073	682	3,175	96	103	1	233
International Investments	327	37	—	—	—	—	1
Total International Insurance and Investments Division	5,400	719	3,175	96	103	1	234
Corporate and Other	402	596	98	—	3	160	(85)
Total	20,436	5,193	9,275	1,707	122	170	1,126
Items excluded from adjusted operating income:							
Realized investment losses, net of related adjustments	(865)	—	—	—	—	—	—
Related charges	—	—	(1)	—	16	—	(21)
Total realized investment losses, net of related charges and adjustments	(865)	—	(1)	—	16	—	(21)
Divested businesses	(17)	21	79	—	—	—	—
Total Financial Services Businesses	19,554	5,214	9,353	1,707	138	170	1,105
Closed Block Business	7,121	3,618	4,305	139	2,506	156	162
Total per Consolidated Financial Statements	$26,675	$8,832	$13,658	$1,846	$2,644	$326	$1,267

21. SEGMENT INFORMATION *(continued)*

	Year ended December 31, 2001						
	Revenues	Net Investment Income	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of Deferred Policy Acquisition Costs
				(in millions)			
Financial Services Businesses:							
Individual Life and Annuities	$ 2,720	$ 831	$ 797	$ 396	$ 12	$ 3	$ 366
Group Insurance	3,248	547	2,490	224	—	(2)	4
Property and Casualty Insurance	2,051	158	1,334	—	—	—	395
Total Insurance Division	8,019	1,536	4,621	620	12	1	765
Investment Management	1,357	42	—	—	—	11	76
Financial Advisory	2,751	256	—	—	—	—	—
Retirement	2,394	2,148	913	977	—	13	10
Other Asset Management	105	45	—	—	—	8	—
Total Investment Division	6,607	2,491	913	977	—	32	86
International Insurance	4,146	450	2,600	72	74	4	163
International Investments	303	33	—	—	—	—	1
Total International Insurance and Investments Division	4,449	483	2,600	72	74	4	164
Corporate and Other	444	716	36	1	3	289	(82)
Total	19,519	5,226	8,170	1,670	89	326	933
Items excluded from adjusted operating income:							
Realized investment losses, net of related adjustments	(162)	—	—	—	—	—	—
Related charges	—	—	(6)	—	—	—	(20)
Total realized investment losses, net of related charges and adjustments	(162)	—	(6)	—	—	—	(20)
Divested businesses	(14)	15	—	—	—	—	—
Total Financial Services Businesses	19,343	5,241	8,164	1,670	89	326	913
Closed Block Business	7,728	3,897	4,588	134	2,633	34	213
Total per Consolidated Financial Statements	$27,071	$9,138	$12,752	$1,804	$2,722	$360	$1,126

21. SEGMENT INFORMATION *(continued)*

	Year ended December 31, 2000						
	Revenues	Net Investment Income	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of Deferred Policy Acquisition Costs
				(in millions)			
Financial Services Businesses:							
Individual Life and Annuities	$ 2,741	$ 845	$ 780	$ 395	$ 13	$ 8	$ 305
Group Insurance	2,801	485	2,042	200	—	(1)	1
Property and Casualty Insurance	1,800	193	1,045	—	—	—	365
Total Insurance Division	7,342	1,523	3,867	595	13	7	671
Investment Management	1,467	28	—	—	—	8	79
Financial Advisory	3,400	310	—	—	—	—	—
Retirement	2,624	2,307	930	1,024	—	44	22
Other Asset Management	66	30	—	—	—	—	—
Total Investment Division	7,557	2,675	930	1,024	—	52	101
International Insurance	1,920	129	1,265	2	1	4	145
International Investments	355	32	—	—	—	—	1
Total International Insurance and Investments Division	2,275	161	1,265	2	1	4	146
Corporate and Other	539	847	23	(3)	4	385	(84)
Total	17,713	5,206	6,085	1,618	18	448	834
Items excluded from adjusted operating income:							
Realized investment losses, net of related adjustments	(379)	—	—	—	—	—	—
Related charges	—	—	36	—	—	—	(7)
Total realized investment losses, net of related charges and adjustments	(379)	—	36	—	—	—	(7)
Divested businesses	269	101	14	—	—	—	—
Total Financial Services Businesses	17,603	5,307	6,135	1,618	18	448	827
Closed Block Business	8,729	4,172	4,505	133	2,706	152	269
Total per Consolidated Financial Statements	$26,332	$9,479	$10,640	$1,751	$2,724	$600	$1,096

The International Insurance and Investments division includes "Revenues" from Japan, on a GAAP basis, of $4,305 million, $3,602 million and $1,591 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Investment Management segment revenues include intersegment revenues of $395 million, $390 million and $381 million for the years ended December 31, 2002, 2001 and 2000, respectively, primarily consisting of asset-based management and administration fees. In addition, the Financial Advisory segment revenues include intersegment revenues of $194 million, $193 million and $209 million for the years ended December 31, 2002, 2001 and 2000, respectively, relating to the sale of proprietary investments products. Management has determined the intersegment revenues with reference to market rates. Intersegment revenues are eliminated in consolidation.

21. SEGMENT INFORMATION *(continued)*

The summary below presents total assets for the Company's reportable segments at December 31,

	Assets		
	2002	2001	2000
		(in millions)	
Individual Life and Annuities	$ 44,485	$ 47,358	$ 49,633
Group Insurance	18,549	17,026	15,891
Property and Casualty Insurance	4,691	4,323	4,763
Total Insurance Division	67,725	68,707	70,287
Investment Management	20,271	21,236	20,630
Financial Advisory	16,588	20,181	18,622
Retirement	56,018	54,580	59,203
Other Asset Management	4,227	6,521	10,085
Total Investment Division	97,104	102,518	108,540
International Insurance	40,741	38,239	6,726
International Investments	2,814	1,824	2,595
Total International Insurance and Investments Division	43,555	40,063	9,321
Corporate and Other	14,916	20,017	14,678
Total Financial Services Businesses	223,300	231,305	202,826
Closed Block Business	69,446	61,725	69,927
Total	$292,746	$293,030	$272,753

22. COMMITMENTS AND GUARANTEES, CONTINGENCIES AND LITIGATION

Commitments and Guarantees

The following table presents, as of December 31, 2002, the Company's future commitments on short-term and long-term debt and the Units, as more fully described in Notes 12 and 13, and future minimum lease payments under non-cancelable operating leases:

	Short-term and Long-term Debt	Equity Security Units	Operating Leases
		(in millions)	
2003	$3,469	$ —	$ 281
2004	473	—	245
2005	64	—	219
2006	70	690	189
2007	256	—	159
Beyond 2007	3,894	—	594
Total	$8,226	$ 690	$1,687

The Company occupies leased office space in many locations under various long-term leases and has entered into numerous leases covering the long-term use of computers and other equipment. Rental expense incurred for the years ended December 31, 2002, 2001 and 2000 was $449 million, $520 million and $498 million, respectively, excluding expenses relating to the Company's healthcare business.

22. COMMITMENTS AND GUARANTEES, CONTINGENCIES AND LITIGATION *(continued)*

In connection with the Company's consumer banking business, commitments for home equity lines of credit and other lines of credit include agreements to lend up to specified limits to customers. It is anticipated that commitment amounts will only be partially drawn down based on overall customer usage patterns and, therefore, do not necessarily represent future cash requirements. The Company evaluates each credit decision on such commitments at least annually and has the ability to cancel or suspend such lines at its option. The total commitments for home equity lines of credit and other lines of credit were $1,990 million, of which $815 million remains available at December 31, 2002.

Other commitments primarily include commitments to originate and sell mortgage loans and commitments to fund investments in private placement securities and limited partnerships. These commitments amounted to $2,224 million at December 31, 2002.

In connection with certain acquisitions, the Company has agreed to pay additional consideration in future periods, based upon the attainment by the acquired entity of defined operating objectives. In accordance with SFAS No. 141, "Business Combinations," the Company does not accrue contingent consideration obligations prior to the attainment of the objectives. At December 31, 2002, maximum potential future consideration pursuant to such arrangements, to be resolved over the following six years, is $266 million. Any such payments would result in increases in goodwill.

A number of guarantees provided by the Company relate to sales or transfers of real estate, in which the unconsolidated investor has borrowed funds, and the Company has guaranteed their obligation to their lender. In some cases, the investor is an affiliate, and in other cases the unaffiliated investor purchases the real estate investment from the Company. The Company provides these guarantees to assist them in obtaining financing for the transaction on more beneficial terms. The Company's maximum potential exposure under these guarantees was $774 million at December 31, 2002. Any payments that may become required of the Company under these guarantees would either first be reduced by proceeds received by the creditor on a sale of the assets, or would provide the Company with rights to obtain the assets. At December 31, 2002, no amounts were accrued as a result of the Company's assessment that it is unlikely payments will be required.

Certain contracts underwritten by the Company's guaranteed products business include guarantees of principal related to financial assets owned by the guaranteed party. These contracts are accounted for as derivatives, at fair value, in accordance with SFAS No. 133. At December 31, 2002, such contracts in force carried a total guaranteed value of $648 million.

The Company has accrued a liability of $4 million at December 31, 2002 related to other financial guarantees and indemnity arrangements with maximum potential payments of $67 million.

Contingencies

On September 19, 2000, the Company sold Gibraltar Casualty Company ("Gibraltar Casualty"), a subsidiary engaged in the commercial property and casualty insurance business, to Everest Re Group, Ltd. ("Everest"). Upon closing of the sale, the Company entered into a stop-loss reinsurance agreement with Everest whereby the Company will reinsure Everest for up to 80% of the first $200 million of any adverse loss development in excess of Gibraltar Casualty's carried reserves as of the closing of the sale. Through December 31, 2002, Everest had recorded reserve additions of $99 million. In 2002, the Company recorded a liability of $79 million, representing its 80% share of such development.

22. COMMITMENTS AND GUARANTEES, CONTINGENCIES AND LITIGATION *(continued)*

The Company's property and casualty operations are subject to rate and other laws and regulations covering a range of trade and claim settlement practices. State insurance regulatory authorities have broad discretion in approving an insurer's proposed rates. A significant portion of the Company's automobile insurance is written in the state of New Jersey. Under certain circumstances, New Jersey insurance laws require an insurer to provide a refund or credit to policyholders based upon the profits earned on automobile insurance.

On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, we may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters should not have a material adverse effect on the Company's financial position.

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its businesses. Pending legal and regulatory actions include proceedings relating to aspects of our businesses and operations that are specific to the Company and proceedings that are typical of the businesses in which the Company operates, including in both cases businesses that have either been divested or placed in wind-down status. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

The Company has been subject to substantial regulatory actions and civil litigation, including class actions, involving individual life insurance sales practices from 1982 through 1995. As of January 31, 2003, the Company has resolved those regulatory actions, its sales practices class action litigation and virtually all of the individual sales practices actions filed by policyholders who "opted out" of the sales practices class action. The Company believes that its reserves related to sales practices, at December 31, 2002, are adequate.

In addition, the Company retained all liabilities for the litigation associated with its discontinued healthcare business that existed at the date of closing with Aetna (August 6, 1999), or commenced within two years of that date, with respect to claims relating to events that occurred prior to the closing date. This litigation includes purported class actions and individual suits involving various issues, including payment of claims, denial of benefits, vicarious liability for malpractice claims, and contract disputes with provider groups and former policyholders. Some of the purported class actions challenge practices of the Company's former managed care operations and assert nationwide classes. In October 2000, by Order of the Judicial Panel on Multi-district Litigation, a number of these class actions were consolidated for pre-trial purposes, along with lawsuits pending against other managed health care companies, in the United States District Court for the Southern District of Florida in a consolidated proceeding captioned *In Re Managed Care Litigation*. Some of these class actions allege, among other things, misrepresentation of the level of services and quality of care, failure to disclose financial incentive agreements with physicians, interference with the physician-patient relationship, breach of contract and fiduciary duty, violations of ERISA, violations of and conspiracy to violate RICO, deprivation of plaintiffs' rights to the delivery of honest medical services and industry-wide conspiracy to defraud physicians by failing to pay under provider agreements and by unlawfully coercing providers to enter into agreements with unfair and unreasonable terms. The remedies sought include unspecified damages, restitution, disgorgement of profits, treble damages, punitive damages and injunctive relief. A motion to dismiss the amended complaint in the subscriber action was granted in part and denied in part and an interlocutory appeal of the remaining claims

22. COMMITMENTS AND GUARANTEES, CONTINGENCIES AND LITIGATION *(continued)*

was denied. A motion to dismiss the amended complaint in the provider action remains pending. In September 2002, the court denied plaintiffs' motion for class certification in the subscriber action and granted plaintiffs' motion for certification of a nationwide class of providers. The Company has appealed the certification of the provider class to the United States Court of Appeals for the Eleventh Circuit.

A joint venture in which an affiliate of Prudential Securities Group Inc. is a participant brought an arbitration claim against Kyocera Corporation in 1986 alleging, among other things, claims of breach of contract relating to the manufacture and distribution of computer disk drives. The arbitration panel decided in favor of the claimants. The United States District Court for the Northern District of California has confirmed the award and entered judgment in favor of the claimants. In July 2002, the United States Court of Appeals for the Ninth Circuit affirmed the judgment in favor of the claimants. Kyocera filed a motion for a rehearing *en banc*, which has been granted by the Ninth Circuit with oral argument scheduled in March 2003. If the award is ultimately confirmed, the Company's share of damages, with interest, would exceed $300 million and would be recorded as revenue.

In 1999, a class action lawsuit was filed in the Marion County, Ohio Court of Common Pleas against Jeffrey Pickett (a former Prudential Securities financial advisor) and Prudential Securities alleging that Pickett transferred, without authorization, his clients' equity mutual funds into fixed income mutual funds in October 1998. The claims were based on theories of conversion, breach of contract, breach of fiduciary duty and negligent supervision. Compensatory and punitive damages in unspecified amounts were sought by plaintiffs. In October 2002, the case was tried and the jury returned a verdict against Prudential Securities and Pickett for $11.7 million in compensatory damages and against Prudential Securities for $250 million in punitive damages. The Company will try to have the verdict set aside and, failing that, appeal.

The Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves, should not have a material adverse effect on the Company's financial position.

23. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 are summarized in the table below:

	Three months ended			
	March 31	**June 30**	**September 30**	**December 31**
	(in millions, except per share amounts)			
2002				
Total revenues	$6,684	$6,637	$6,679	$6,675
Total benefits and expenses	6,431	6,735	6,542	6,903
Income (loss) from continuing operations before income taxes	253	(98)	137	(228)
Net income (loss)	153	(68)	302	(193)
Basic and diluted income from continuing operations per share—Common Stock(a)	0.47	0.20	0.68	—
Basic and diluted net income per share—Common Stock(a)	0.46	0.19	0.70	(0.10)
Basic and diluted net income per share—Class B Stock	(58.50)	(88.50)	(49.50)	(67.50)

23. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) *(continued)*

	Three months ended			
	March 31	June 30	September 30	December 31
	(in millions, except per share amounts)			
2001				
Total revenues	$6,717	$7,141	$6,333	$6,880
Total benefits and expenses	5,985	6,968	6,813	7,446
Income (loss) from continuing operations before income taxes	732	173	(480)	(566)(b)
Net income (loss)	437	195	(280)	(506)(b)
Basic and diluted income from continuing operations per share—Common Stock				0.07(c)
Basic and diluted net income per share—Common Stock				0.07(c)
Basic and diluted net income per share—Class B Stock				1.50(c)

(a) Quarterly earnings per share amounts may not add to the full year amounts due to the averaging of shares.

(b) Income from continuing operations and net income for the period December 18, 2001 through December 31, 2001 were $43 million and $41 million, respectively.

(c) Earnings per share amounts for 2001 are for the period December 18, 2001 through December 31, 2001.

24. OTHER EVENTS

On December 20, 2002, the Company announced it had entered into a definitive Stock Purchase Agreement, dated as of December 19, 2002, with Skandia Insurance Company Ltd. ("Skandia"), an insurance company based in Sweden, pursuant to which the Company will acquire Skandia U.S. Inc., a Delaware corporation ("Skandia U.S."), from Skandia. The total consideration payable in the transaction includes a cash purchase price of $1.15 billion and the assumption of a $115 million liability, subject to certain purchase price adjustments. The transaction, which is anticipated to close in the second quarter of 2003, is subject to various closing conditions, including, among others, regulatory approvals, filing under the Hart-Scott-Rodino Antitrust Improvements Act and approval by the boards of directors and shareholders of the mutual funds advised by Skandia U.S.'s subsidiaries.

In February 2003, the Company announced an agreement with Wachovia Corporation ("Wachovia") to combine each company's respective retail securities brokerage and clearing operations to form a new firm, which will be headquartered in Richmond, Virginia. Under the agreement, Prudential will have a 38% ownership interest in the new firm, which will be accounted for under the equity method of accounting; Wachovia will own the remaining 62%. The transaction, which includes the securities brokerage operations of the Financial Advisory segment, but does not include equity sales, trading and research operations or consumer banking operations of the same segment, is anticipated to close in the third quarter of 2003. This transaction is subject, among other things, to various regulatory approvals and filings and customary closing conditions.

PRUDENTIAL FINANCIAL, INC.

Supplemental Combining Statements of Financial Position
December 31, 2002 and 2001 (in millions)

	2002			2001		
	Financial Services Businesses	Closed Block Business	Consolidated	Financial Services Businesses	Closed Block Business	Consolidated
ASSETS						
Fixed maturities:						
Available for sale, at fair value	$ 79,230	$46,233	$125,463	$ 68,880	$41,062	$109,942
Held to maturity, at amortized cost	2,612	—	2,612	374	—	374
Trading account assets, at fair value	3,449	—	3,449	5,043	—	5,043
Equity securities, available for sale, at fair value	1,286	1,521	2,807	1,688	584	2,272
Commercial loans	12,300	6,987	19,287	13,624	6,105	19,729
Policy loans	3,146	5,681	8,827	2,812	5,758	8,570
Securities purchased under agreements to resell	4,844	—	4,844	4,421	—	4,421
Cash collateral for borrowed securities	4,978	—	4,978	5,210	—	5,210
Other long-term investments	4,333	1,075	5,408	4,336	1,082	5,418
Short-term investments	2,840	2,579	5,419	2,972	1,883	4,855
Total investments	119,018	64,076	183,094	109,360	56,474	165,834
Cash and cash equivalents	7,470	2,428	9,898	16,900	1,636	18,536
Accrued investment income	1,021	769	1,790	1,059	769	1,828
Broker-dealer related receivables	5,631	—	5,631	7,802	—	7,802
Deferred policy acquisition costs	5,875	1,156	7,031	5,538	1,330	6,868
Other assets	13,730	1,017	14,747	13,488	1,516	15,004
Separate account assets	70,555	—	70,555	77,158	—	77,158
TOTAL ASSETS	$223,300	$69,446	$292,746	$231,305	$61,725	$293,030
LIABILITIES AND ATTRIBUTED EQUITY						
LIABILITIES						
Future policy benefits	$ 42,213	$48,247	$ 90,460	$ 39,752	$47,239	$ 86,991
Policyholders' account balances	40,799	5,481	46,280	37,944	5,389	43,333
Unpaid claims and claim adjustment expenses	3,428	—	3,428	3,408	—	3,408
Policyholders' dividends	918	2,757	3,675	925	1,171	2,096
Securities sold under agreements to repurchase	10,250	4,652	14,902	9,280	3,105	12,385
Cash collateral for loaned securities	7,517	2,714	10,231	7,650	1,777	9,427
Income taxes payable	1,910	23	1,933	1,085	247	1,332
Broker-dealer related payables	4,838	—	4,838	6,445	—	6,445
Securities sold but not yet purchased	1,996	—	1,996	2,791	—	2,791
Short-term debt	3,469	—	3,469	5,405	—	5,405
Long-term debt	3,007	1,750	4,757	3,554	1,750	5,304
Other liabilities	11,148	3,054	14,202	15,572	240	15,812
Separate account liabilities	70,555	—	70,555	77,158	—	77,158
Total liabilities	202,048	68,678	270,726	210,969	60,918	271,887
Guaranteed beneficial interest in Trust holding solely debentures of Parent	690	—	690	690	—	690
COMMITMENTS AND CONTINGENCIES						
ATTRIBUTED EQUITY						
Accumulated other comprehensive income	1,941	644	2,585	563	381	944
Other attributed equity	18,621	124	18,745	19,083	426	19,509
Total attributed equity	20,562	768	21,330	19,646	807	20,453
TOTAL LIABILITIES AND ATTRIBUTED EQUITY	$223,300	$69,446	$292,746	$231,305	$61,725	$293,030

See Notes to Supplemental Combining Financial Information

PRUDENTIAL FINANCIAL, INC.

Supplemental Combining Statements of Operations
Years Ended December 31, 2002 and 2001 (in millions)

	2002			2001		
	Financial Services Businesses	Closed Block Business	Consolidated	Financial Services Businesses	Closed Block Business	Consolidated
REVENUES						
Premiums	$ 9,509	$4,022	$13,531	$ 8,227	$4,250	$12,477
Policy charges and fee income	1,653	—	1,653	1,803	—	1,803
Net investment income	5,214	3,618	8,832	5,241	3,897	9,138
Realized investment losses, net	(771)	(587)	(1,358)	(128)	(543)	(671)
Commissions and other income	3,949	68	4,017	4,200	124	4,324
Total revenues	19,554	7,121	26,675	19,343	7,728	27,071
BENEFITS AND EXPENSES						
Policyholders' benefits	9,353	4,305	13,658	8,164	4,588	12,752
Interest credited to policyholders' account balances	1,707	139	1,846	1,670	134	1,804
Dividends to policyholders	138	2,506	2,644	89	2,633	2,722
General and administrative expenses	7,535	928	8,463	8,354	992	9,346
Demutualization costs and expenses	—	—	—	588	—	588
Total benefits and expenses	18,733	7,878	26,611	18,865	8,347	27,212
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	821	(757)	64	478	(619)	(141)
Total income tax expense (benefit)	80	(272)	(192)	129	(163)	(34)
INCOME (LOSS) FROM CONTINUING OPERATIONS	741	(485)	256	349	(456)	(107)
DISCONTINUED OPERATIONS						
Loss from discontinued operations, net of taxes	(62)	—	(62)	(47)	—	(47)
NET INCOME (LOSS)	$ 679	$ (485)	$ 194	$ 302	$ (456)	$ (154)

See Notes to Supplemental Combining Financial Information

PRUDENTIAL FINANCIAL, INC.

Notes to Supplemental Combining Financial Information

1. BASIS OF PRESENTATION

The supplemental combining financial information presents the consolidated financial position and results of operations for Prudential Financial, Inc. and its subsidiaries (the "Company") separately reporting the Financial Services Businesses and the Closed Block Business. The Financial Services Businesses and the Closed Block Business are both fully integrated operations of the Company and are not separate legal entities. The supplemental combining financial information presents the results of the Financial Services Businesses and the Closed Block Business as if they were separate reporting entities and should be read in conjunction with the Consolidated Financial Statements.

2. DEMUTUALIZATION AND RECAPITALIZATION

On the date of demutualization, the Company issued two classes of common stock. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business. Upon the establishment of the Closed Block Business, $5.6 billion of net assets previously associated with the former Traditional Participating Products segment were transferred to the Financial Services Businesses. Concurrent with the demutualization, Prudential Holdings, LLC, a wholly owned subsidiary of Prudential Financial, Inc., issued $1.75 billion in senior secured notes (the "IHC debt"), of which net proceeds of $1.66 billion were allocated to the Financial Services Businesses. The IHC debt is serviced by the cash flows of the Closed Block Business and the results of the Closed Block Business reflect interest expense associated with the IHC debt.

The Closed Block Business was established on the date of demutualization and includes the assets and liabilities of the Closed Block (see Note 10 to the Consolidated Financial Statements for a description of the Closed Block). It also includes assets held outside the Closed Block necessary to meet insurance regulatory capital requirements related to products included within the Closed Block; deferred policy acquisition costs related to the Closed Block policies; the principal amount of the IHC debt (as discussed in Note 12 to the Consolidated Financial Statements) and related unamortized debt issuance costs and an interest rate swap related to the IHC debt; and certain other related assets and liabilities. For the period prior to the date of demutualization, the results of the Closed Block Business are those of the former Traditional Participating Products segment, which historically sold primarily participating insurance and annuity products that the Company ceased offering in connection with demutualization. A minor portion of the former Traditional Participating Products segment consisted of other traditional insurance products that are now included in the Financial Services Businesses and not in the Closed Block Business. The Financial Services Businesses consist of the Insurance, Investment, and International Insurance and Investments divisions and Corporate and Other operations.

3. ALLOCATION OF RESULTS

This supplemental combining financial information reflects the assets, liabilities, revenues and expenses directly attributable to the Financial Services Businesses and the Closed Block Business, as well as allocations deemed reasonable by management in order to fairly present the financial position and results of operations of each business on a stand alone basis. While management considers the allocations utilized to be reasonable, management has the discretion to make operational and financial decisions that may affect the allocation methods and resulting assets, liabilities, revenues and expenses of each business. In addition, management has limited discretion over accounting policies and the appropriate allocation of earnings between the two businesses. The Company has agreements which provide that, in most instances, the Company may not change the allocation methodology or accounting policies for the allocation of earnings between the Financial Services Businesses and Closed Block Business without the prior consent of the Class B Stock investors or IHC debt bond insurer.

General corporate overhead not directly attributable to a specific business that has been incurred in connection with the generation of the businesses' revenues is generally allocated based on the historical general and administrative expenses of each business as a percentage of the total for the Company.

3. ALLOCATION OF RESULTS *(continued)*

Income taxes are allocated between the Financial Services Businesses and the Closed Block Business as if they were separate companies based on the taxable income or losses and other tax characterizations of each business. If a business generates benefits, such as net operating losses, it is entitled to record such tax benefits to the extent they are expected to be utilized on a consolidated basis.

4. ATTRIBUTED EQUITY

Holders of Common Stock have no interest in a legal entity representing the Financial Services Businesses and holders of the Class B Stock have no interest in a legal entity representing the Closed Block Business and holders of each class of common stock are subject to all of the risks associated with an investment in the Company.

In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock and holders of Class B Stock would be entitled to receive a proportionate share of the net assets of the Company that remain after paying all liabilities and the liquidation preferences of any preferred stock.

During the first quarter of 2002, the Company completed a GAAP and statutory reconciliation of the assets and liabilities allocated to the Closed Block and the amounts reported as Closed Block assets and liabilities at December 31, 2001. As a result of this reconciliation, it was determined that net assets of $94 million on a GAAP basis that had been included in the Financial Services Businesses should have been included in the Closed Block. During the first quarter of 2002, such assets were reclassified to the Closed Block from the Financial Services Businesses. Consequently, the total attributed equity of the Closed Block Business increased by the same amount. The statutory amounts were unaffected.

During the third quarter of 2002, in conjunction with the Company's review of its allocation of deferred taxes between the Closed Block and Financial Services Businesses, it was determined that deferred taxes that had been included in the Closed Block Business should have been reflected within the Financial Services Businesses. Accordingly, deferred taxes of $130 million were transferred from the Closed Block Business to the Financial Services Businesses resulting in a $130 million decrease in "Other attributed equity" of the Financial Services Businesses and a corresponding increase in "Other attributed equity" of the Closed Block Business. The statutory amounts were unaffected.

5. CONTINGENCIES

The results of the Financial Services Businesses are subject to certain risks pertaining to the Closed Block. These include any expenses and liabilities from litigation affecting the Closed Block policies as well as the consequences of certain potential adverse tax determinations. In connection with the sale of the Class B Stock and IHC debt, the cost of indemnifying the investors with respect to certain matters will be borne by the Financial Services Businesses. Prior to the date of the demutualization, a reserve was established with respect to traditional participating policies for which the Company has not received a death claim but where death has occurred. This liability was not taken into account in establishing the Closed Block and, consequently, became a liability of the Financial Services Businesses upon demutualization. Any subsequent adjustment of the reserve, upward or downward, is included in the results of the Financial Services Businesses. Results of the Financial Services Businesses also include the cost of supplemental benefits paid to policyholders that the Company had previously agreed to provide insurance for reduced or no premium in accordance with contractual settlements related to prior sales practices remediation.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

General

Prudential Financial, which was organized on December 28, 1999, has outstanding two separate classes of common stock. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business.

The Common Stock was issued to eligible policyholders in Prudential Insurance's demutualization and sold to investors in Prudential Financial's initial public offering. The Common Stock began trading on the New York Stock Exchange under the symbol "PRU" on December 13, 2001. The following table presents the high and low closing prices for the Common Stock on the New York Stock Exchange during the periods indicated and the dividends declared per share during such periods:

	High	Low	Dividends
2002:			
First Quarter	$32.09	$30.05	$ —
Second Quarter	35.75	31.05	—
Third Quarter	32.99	27.35	—
Fourth Quarter	32.10	25.50	0.40
2001:			
Fourth Quarter	33.19	29.30	—

The high and low closing prices presented for the fourth quarter of 2001 are for the period from December 13, 2001 through December 31, 2001. On February 28, 2003, there were 3,650,830 registered holders of record for the Common Stock and 554.7 million shares outstanding. The closing price of the Common Stock on the New York Stock Exchange on February 28, 2003 was $30.03.

The Class B Stock was issued to institutional investors (two subsidiaries of American International Group, Inc. and Pacific Life Corp.) in a private placement pursuant to Section 4(2) of the Securities Act of 1933 on the date of demutualization. There is no established public trading market for the Class B Stock. During the fourth quarter of 2002, Prudential Financial paid an annual dividend of $9.625 per share of Class B Stock. On February 28, 2003, there were 3 holders of record for the Class B Stock and 2.0 million shares outstanding.

Prudential Financial's Board of Directors currently intends to continue to declare and pay annual dividends on the Common Stock and Class B Stock. Future dividend decisions will be based on, and affected by, a number of factors including the financial performance of the Financial Services Businesses and Closed Block Business for the Common Stock and Class B Stock, respectively; our overall financial condition, results of operations, cash requirements and future prospects; regulatory restrictions on the payment of dividends by Prudential Financial's subsidiaries; and such other factors as the Board of Directors may deem relevant. Dividends payable by Prudential Financial are limited to the amount that would be legally available for payment under New Jersey corporate law. For additional information on dividends and related regulatory restrictions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 14 to the Consolidated Financial Statements included in this Annual Report.

Forward-Looking Statements

Certain of the statements included in this Annual Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "anticipates," "includes," "plans," "assumes," "estimates," "projects," "intends" or variations of such words are generally part of forward-looking statements. Forward-looking statements are made based on management's current expectations and beliefs concerning future developments and their potential effects upon Prudential Financial, Inc. and its subsidiaries. There can be no assurance that future developments affecting Prudential Financial, Inc. and its subsidiaries will be those anticipated by management. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: general economic, market and political conditions, including the performance of financial markets, interest rate fluctuations and the continuing negative impact of the current economic environment; various domestic or international military or terrorist activities or conflicts; volatility in the securities markets; reestimates of our reserves for future policy benefits and claims; changes in our assumptions related to deferred policy acquisition costs; our exposure to contingent liabilities; catastrophe losses; investment losses and defaults; changes in our claims-paying or credit ratings; competition in our product lines and for personnel; fluctuations in foreign currency exchange rates and foreign securities markets; risks to our international operations; the impact of changing regulation or accounting practices; Prudential Financial, Inc.'s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends; adverse litigation results; and changes in tax law. Prudential Financial, Inc. does not intend, and is under no obligation, to update any particular forward-looking statement included in this Annual Report.

Shareholder information

Stock Exchange Listing

The Common Stock of Prudential Financial, Inc. is traded on the New York Stock Exchange under the symbol 'PRU.'

Account Information

EquiServe Trust Company, N.A. is the transfer agent for Prudential Financial, Inc. They can assist registered shareholders with a variety of shareholder-related services, including change of address, transfer of stock, direct deposit of dividends and other account services.

Contact Information

As a registered shareholder, you may access your account online or send an e-mail by visiting prudential.equiserve.com or contacting EquiServe.

By phone:
800-305-9404 (U.S.) Stock and General Information
732-512-3782 (Outside U.S.)
800-619-2837 (TDY/TDD # hearing-impaired)
Customer Service Representatives are available Monday–Friday from 8:30 a.m. until 6 p.m. (ET).
An Interactive Voice Response System is available 24 hours a day, 7 days a week.

In writing:
EquiServe Trust Company, N.A.
P.O. Box 43033, Providence, RI 02940-3033

Annual Meeting

Prudential Financial's shareholders are invited to attend our annual meeting, which will be held on June 3, 2003, beginning at 2 p.m. at the New Jersey Performing Arts Center in Newark, NJ. Additional information is available in the proxy statement.

Electronic Delivery

In an effort to reduce paper mailed to your home and help lower printing and postage costs, we are pleased to offer to shareholders the convenience of viewing online proxy statements, annual reports to shareholders and related materials. With your consent, we can stop sending future paper copies of these documents. To participate, follow the instructions at **www.icsdelivery.com/prudential**.

Financial and Other Information

You can contact Prudential Financial's Corporate Information Service at 877-998-7625 at any time to obtain or listen to financial results or press releases, or to hear answers to frequently asked questions. **In addition, you may request a copy of our Annual Report on Form 10-K, which we will send to you without charge.** You may also access our press releases, financial information and reports filed with the Securities and Exchange Commission (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) online at **www.investor.prudential.com**. Copies of any of our documents on our website are available without charge, and reports filed or furnished to the Securities and Exchange Commission will be available as soon as reasonably practicable after they are filed or furnished to the Commission.

Website Information

Visit the Prudential Financial website at **www.prudential.com** for information on products and services.

Investor Relations

Institutional investors, analysts and other members of the professional financial community can contact our Investor Relations department via e-mail at **investor.relations@prudential.com**, or visit the Investor Relations web pages at **www.investor.prudential.com**.

Corporate Office Address

Prudential Financial, Inc.
751 Broad Street, Newark, NJ 07102
800-346-3778 or 973-802-6000


This annual report is printed entirely on recycled paper

